As confidentially submitted to the Securities and Exchange Commission on July 31, 2026.

This Amendment No. 1 to draft registration statement has not been publicly filed with the

Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

Amendment No. 1

to

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

ADARx Pharmaceuticals, Inc.

(Exact name of registrant as specified in its charter)

Delaware	2834	84-4145188
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

5871 Oberlin Drive, Suite 200

San Diego, California 92121

(877) 232-7974

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Zhen Li, Ph.D.

President and Chief Executive Officer

ADARx Pharmaceuticals, Inc.

5871 Oberlin Drive, Suite 200

San Diego, California 92121

(877) 232-7974

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Charles Bair Charles S. Kim Grady Chang Cooley LLP 10265 Science Center Drive San Diego, California 92121 (858) 550-6000	Ryan Fisk Chief Financial Officer and Chief Business Officer Jiang Bian Head of Legal ADARx Pharmaceuticals, Inc. 5871 Oberlin Drive, Suite 200 San Diego, California 92121 (877) 232-7974	Matthew T. Bush Anthony Gostanian Latham & Watkins LLP 12670 High Bluff Drive San Diego, California 92130 (858) 523-5400

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement is declared effective.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Smaller reporting company	☒

		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is declared effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion, dated     , 2026

Preliminary prospectus

    shares

Common stock

This is an initial public offering of shares of common stock of ADARx Pharmaceuticals, Inc. We are offering      shares of our common stock to be sold in this offering. The initial public offering price is expected to be between $     and $     per share.

Prior to this offering, there has been no public market for our common stock. We intend to apply to list our common stock on The Nasdaq Global Market under the symbol “ADRX,” and this offering is contingent upon obtaining such approval.

We are an “emerging growth company” and a “smaller reporting company” as defined under the U.S. federal securities laws and, as such, have elected to comply with certain reduced reporting requirements.

	Per share	Total

Initial public offering price	$	$

Underwriting discounts and commissions(1)	$	$

Proceeds to ADARx Pharmaceuticals, Inc., before expenses	$	$
(1)	See the section titled “Underwriting” for a description of the compensation payable to the underwriters.

We have granted the underwriters an option for a period of 30 days to purchase up to      additional shares of our common stock.

Investing in our common stock involves a high degree of risk. See the section titled “Risk factors” beginning on page 17.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares to purchasers on or about     , 2026.

J.P. Morgan	Morgan Stanley	TD Cowen	UBS Investment Bank	LifeSci Capital

   , 2026

We have not, and the underwriters have not, authorized anyone to provide you any information or to make any representations other than those contained in this prospectus or in any free writing prospectus prepared by or on behalf of us or to which we have referred you. Neither we nor the underwriters take responsibility for, or provide any assurance as to the reliability of, any other information others may give you. This prospectus is an offer to sell only the shares offered hereby, and only under circumstances and in jurisdictions where it is lawful to do so. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of the shares of our common stock. Our business, financial condition, results of operations and prospects may have changed since that date.

For investors outside the United States: We have not, and the underwriters have not, done anything that would permit this offering or the possession or distribution of this prospectus or any free writing prospectus in connection with this offering in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform

i

themselves about, and observe any restrictions relating to, the offering of the shares of our common stock and the distribution of this prospectus outside the United States. See the section titled “Underwriting.”

Through and including     , 2026 (25 days after the commencement of this offering), all dealers that buy, sell or trade shares of our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

ii

Prospectus summary

This summary highlights information contained elsewhere in this prospectus. This summary does not contain all of the information you should consider before investing in our common stock. Before investing in our common stock, you should read this entire prospectus carefully, especially the sections titled “Risk factors,” “Special note regarding forward-looking statements” and “Management’s discussion and analysis of financial condition and results of operations,” and our consolidated financial statements and related notes included elsewhere in this prospectus. As used in this prospectus, unless the context otherwise requires, references to “we,” “us,” “our,” “the company” and “ADARx” refer to ADARx Pharmaceuticals, Inc. and its consolidated subsidiary.

Overview

We are a late-clinical stage biotechnology company focused on developing next-generation siRNA therapeutics designed to treat a broad spectrum of diseases. We are focused on advancing and expanding our pipeline of highly potent, selective and durable siRNA therapeutic candidates, including three clinical-stage programs and two advanced preclinical programs. Our goal is to control the expression of specific disease drivers with highly selective RNA targeted therapies, delivering life-changing treatments for patients with urgent unmet medical needs. Our team is united by a shared vision to build a leading next-generation siRNA therapeutics company.

siRNA, or small interfering RNA, therapeutics represent a significant advancement in precision medicine by addressing diseases at the genetic level (mRNA or RNA) while avoiding permanent alterations to a patient’s genome (DNA). While this class of medicines has had significant success both clinically and commercially, its broader potential has historically been constrained by challenges in achieving potent, durable and selective silencing, especially outside of established liver-directed applications.

Drawing on decades of RNA drug development experience, our team has built two proprietary technologies to overcome these limitations through advances in siRNA design and delivery: (1) messenger RNA (mRNA) Silencing Technology (MST) and (2) Cell Targeted Delivery (CTD). These technologies are collectively designed to optimize our siRNA sequences and delivery to both hepatic and extrahepatic tissues. Using these technologies, we seek to develop novel therapeutics prioritizing chronic diseases where deep, durable target suppression can enable meaningful clinical benefit for patients with significant unmet need. We currently have five wholly-owned therapeutic candidates in clinical and preclinical development. Our three clinical-stage therapeutic candidates, each of which targets hepatic tissues, are being evaluated for the treatment of complement-mediated diseases, HAE and thrombotic diseases. In addition, we are utilizing our CTD technology to expand beyond hepatic delivery into extrahepatic tissues, with two programs in or advancing to the investigational new drug application (IND)-enabling stage targeting adipose (obesity) and neurons (neurodegenerative diseases including Alzheimer’s).

Beyond our wholly-owned pipeline, in May 2025, we entered into a discovery-stage Collaboration and License Option Agreement (the AbbVie Agreement) with AbbVie to advance novel siRNA therapeutics across multiple therapeutic areas, pursuant to which we received an upfront cash payment of $335.0 million and are eligible to receive additional payments of up to $385.0 million in option extension and option exercise payments, up to $7.45 billion in additional contingent milestone payments, as well as tiered royalties at rates in the high single digits to mid-teens, as more fully described in the section titled “Business—Collaboration and license option agreement.”

Our Pipeline

Figure 1: Our pipeline of hepatic-targeted and extrahepatic-targeted programs.

(1)	A novel, undisclosed target in adipose tissue, which we refer to as “OBE1”, whose reduction in expression has been shown to reduce adiposity, with the objective to reduce body weight and fat while preserving lean mass. For additional details, see the section titled “ADX-077—siRNA preclinical therapeutic candidate for obesity via a novel undisclosed target in adipose tissue”

AFib = Atrial Fibrillation; APP = Amyloid-ß Precursor Protein; C3G = Complement 3 Glomerulopathy; CFB = Complement Factor B; FXI = Factor XI; GA = Geographic Atrophy; HAE = Hereditary Angioedema; IC-MPGN = Immune Complex-Mediated Membranoproliferative Glomerulonephritis; IgAN = IgA Nephropathy; PKK = Prekallikrein; PNH = Paroxysmal Nocturnal Hemoglobinuria

In addition, we have partnered with AbbVie to advance novel siRNA therapeutics across multiple therapeutic areas.

Our wholly-owned pipeline includes:

Our hepatic-targeted programs

•

Agazisiran: Our complement factor B (CFB) program, agazisiran, represents a pipeline-in-a-product opportunity, where a single product candidate has the potential to address multiple indications. Our Phase 1 clinical trial evaluated the safety and tolerability, pharmacokinetic (PK) activity and pharmacodynamic (PD) activity of agazisiran. We are conducting three Phase 2 clinical trials to evaluate the efficacy and safety of agazisiran in patients with complement-mediated diseases: (1) renal diseases, including IgAN, C3G and IC-MPGN; (2) GA secondary to AMD; and (3) PNH.

•

Onvuzosiran: Our most advanced clinical program, onvuzosiran, targets prekallikrein (PKK) for the prevention of HAE attacks. Our Phase 1/2 clinical trial evaluated the safety and tolerability, PK activity and PD activity of onvuzosiran in healthy volunteers and HAE patients. We believe our durability results support the potential for Q6M and Q3M dosing via subcutaneous (SC) injection. We are conducting our randomized, double-blind, placebo-controlled Phase 3 STOP-HAE clinical trial designed to evaluate the efficacy and safety of onvuzosiran in 90 adults with Type I or Type II HAE. We have also received orphan drug designation for onvuzosiran for the treatment of HAE from the FDA.

•

ADX-626: Our Factor XI (FXI) program, ADX-626, is in development for secondary stroke prevention with additional clinical potential for stroke prevention in atrial fibrillation. We are conducting a Phase 1 single ascending dose clinical trial in healthy volunteers for ADX-626 to evaluate the safety and tolerability, PK activity and PD activity of ADX-626. We are preparing for Phase 2 clinical development and intend to continue to explore higher doses of ADX-626 in the Phase 1 trial.

Our extrahepatic-targeted programs

•

ADX-077: Our adipose-targeted obesity program, ADX-077, is designed to reduce body weight and fat while preserving lean mass. Our obese NHP study evaluated the preclinical activity and safety of ADX-077. We have initiated IND-enabling studies and plan to initiate a Phase 1 clinical trial, subject to receipt of regulatory clearance.

•

ADX-199: Our neuron-targeted program, ADX-199, is designed to selectively silence and degrade amyloid-ß precursor protein (APP) mRNA in neurons, which is genetically linked to Alzheimer’s disease. Our NHP studies evaluated the preclinical activity and safety of ADX-199. We are advancing ADX-199 into IND-enabling studies.

Beyond our named programs, we plan to continue to leverage our proprietary technologies to strategically expand our pipeline of next-generation siRNA therapeutics. Our execution is made possible by our team, which is led by seasoned entrepreneurial executives with deep experience in their respective fields, who are united by a shared vision to build a leading next-generation siRNA therapeutics company.

Our approach and proprietary technologies

Over the last decade, the first generation of liver-targeted siRNA therapeutic candidates has demonstrated the ability to interfere with or silence precise genes to inhibit or significantly reduce the production of disease-causing proteins. These therapies have delivered meaningful clinical outcomes, resulting in seven siRNA drug approvals by global health authorities. While these therapies have had significant commercial success, limitations remain, including the need for frequent dosing to maintain target knockdown and an inability to target beyond the liver. Our programs are designed to address these limitations and realize the full potential of siRNA therapeutics by (1) increasing the depth and durability of clinical response of these therapies directed at hepatic tissues and (2) overcoming key barriers to extrahepatic targeting by leveraging our proprietary CTD technology to deliver highly potent and efficient siRNA payloads to the target tissue or cell type.

Our holistic siRNA approach utilizes modified oligonucleotides that engage endogenous cellular processes to regulate gene expression by the specific targeting and degradation of mRNAs. Our approach centers on three core pillars:

1.	Sequence engineering: Leverage our proprietary computational platform to generate unique insights from oligonucleotide-enzyme interactions, with the goal of consistently driving differentiated potency and durability for our therapeutic candidates.

2.	Broad delivery: Unlock the potential of siRNA therapeutic candidates beyond the liver via targeted delivery to extrahepatic tissues, such as adipose, neurons, microglia, skeletal muscle, cardiac muscle and ocular tissues, thereby broadening the landscape of diseases we can seek to address.

3.	Strategic indication selection: Prioritize diseases, with a focus on chronic conditions, where our technologies have the potential to drive deep, or even near complete, and durable target suppression to enable meaningful clinical benefit for patients with significant unmet need.

Leveraging our team’s decades of experience and expertise, as well as our proprietary MST and CTD technologies, we design our siRNA therapeutic candidates for potency, precision and durability. Our MST technology includes proprietary software that allows us to identify a unique pool of candidate sequences by taking into consideration the assembly and intrinsic catalytic capability of RNA-induced-silencing complex (RISC), while also limiting off-target effects. We then further optimize the siRNA duplex through chemical modifications, tuning kinetics and thermodynamics of siRNA and the resulting RISC, to increase its catalytic activity to repeatedly cleave target mRNA. Our MST technology is designed to generate siRNA therapeutic candidates that provide significant depth and durability of the reduction of the target protein.

Our proprietary CTD technology is designed to enable us to selectively deliver our siRNA therapeutic candidates across a range of organs and disease relevant tissues, including hepatocytes (via a novel cluster of GalNAc-derived targeting), adipocytes, CNS cells (primarily neurons and/or microglia with a proprietary approach utilizing small molecule ligands), and other extrahepatic tissues, such as skeletal muscle, cardiac muscle and ocular tissues. We believe we are the first biopharmaceutical company to achieve selective targeted delivery of siRNA into neurons in NHP studies.

We are further enhancing our proprietary MST and CTD technologies to enable bispecific-siRNA programs for various tissue types. To accomplish this, we are developing bispecific-siRNA technology designed to enable the suppression of multiple disease-causing proteins simultaneously with a single construct, which has the potential to expand the reach of opportunities for siRNAs as a class. Through the expansion of our technologies’ reach, we continue to seek to develop novel therapeutics for the treatment of chronic diseases where deep, durable suppression can enable meaningful clinical benefit.

Our technologies support a broad intellectual property estate for our siRNA therapeutic candidates and we believe it provides us with a competitive advantage.

Our pipeline of next-generation siRNA programs

We have internally generated a robust pipeline of differentiated therapeutic candidates designed to deliver deep and durable reduction of target proteins with significant potential impact on disease burden, coupled with infrequent dosing. In addition to our current programs, we intend to continue to leverage our proprietary technologies to develop new therapeutic candidates targeting both known and novel targets.

Our hepatic-targeted programs: program-to-program reproducibility in the clinic

In each of our three clinical programs, agazisiran, onvuzosiran and ADX-626, we observed precise, deep and durable reduction of disease-causing proteins across clinical trials. We believe this reproducibility shown across multiple programs suggests the ability to enable scalable and efficient pipeline expansion and increases the validation of our proprietary technologies.

Our therapeutic candidates showed wide safety margins in GLP toxicology studies, suggesting a potentially wide therapeutic index, and deep target reduction and long duration of action in NHP studies, which support the potential for infrequent dosing regimens—Q3M, Q6M or even once every 12 months—to drive a meaningful therapeutic effect. The rapid advancement of our clinical programs has, importantly, been executed in a capital efficient manner—our therapeutic candidates have progressed from discovery to development candidate nomination in as little as 9 months.

Agazisiran—a potent long-acting siRNA silencing complement factor B mRNA for the treatment of multiple complement-mediated diseases

Our complement factor B (CFB) program, agazisiran, represents a pipeline-in-a-product opportunity. CFB is a clinically validated target in the complement pathway that is implicated in the pathophysiology of a broad range of complement-mediated diseases. Agazisiran is delivered via SC administration with a targeted dosing interval of once every 3 months (Q3M) and once every 6 months (Q6M). We designed agazisiran to suppress liver-derived CFB in order to preferentially inhibit alternative pathway (AP) activation over lectin pathway and classical pathway (CP) activation, which may reduce the risk of infection compared to approaches with broader complement inhibition. The Phase 1 clinical trial evaluated the safety and tolerability, PK activity and PD activity of agazisiran. We are conducting multiple Phase 2 clinical trials to evaluate the efficacy and safety of agazisiran in participants with complement-mediated diseases: (1) renal diseases (IgA nephropathy (IgAN), C3 glomerulopathy (C3G) and immune complex membranoproliferative glomerulonephritis (IC-MPGN)); (2) GA secondary to AMD; and (3) PNH. For additional details on the results observed in patients dosed with agazisiran, see the section titled “Business—Agazisiran—a potent long-acting siRNA silencing complement factor B mRNA for the treatment of multiple complement-mediated diseases.”

Onvuzosiran—a potent long-acting siRNA silencing PKK mRNA for the prevention of HAE attacks

Our most advanced clinical program, onvuzosiran, targets PKK. PKK is a known target directly involved in hereditary angioedema (HAE) attacks, and is the precursor protein cleaved to form the functional enzyme kallikrein (KK). Onvuzosiran is delivered via SC administration, with target dosing intervals of Q6M and Q3M being studied in our ongoing, Phase 3 STOP-HAE clinical trial. A recently approved antisense oligonucleotide (ASO) therapeutic demonstrated that reduction of PKK mRNA can provide clinical benefit for HAE patients; however, this therapeutic requires dosing every 4 to 8 weeks and, with an attack-free rate in the Phase 3 study of 35% (Q8W) to 53% (Q4W), leaves room for improvement in the field. The Phase 1/2 clinical trial of onvuzosiran evaluated the safety and tolerability, PK activity and PD activity of onvuzosiran in healthy volunteers and HAE patients. We are conducting our randomized, double-blind, placebo-controlled Phase 3 STOP-HAE clinical trial designed to evaluate the efficacy and safety of onvuzosiran in 90 adults with Type I or Type II HAE. We have also received orphan drug designation for onvuzosiran for the treatment of HAE from the U.S. Food and Drug Administration (FDA). For additional details on the results observed in patients dosed with onvuzosiran, see the section titled “Business—Onvuzosiran—a potent long-acting siRNA silencing PKK mRNA for the prevention of HAE attacks.”

ADX-626—a potent long-acting siRNA silencing coagulation Factor XI for secondary stroke prevention with additional clinical potential for stroke prevention in atrial fibrillation

Our FXI program, ADX-626, is in development for secondary stroke prevention with additional clinical potential for stroke prevention in atrial fibrillation. FXI is an emerging target implicated in thrombosis propagation, but with less involvement in hemostasis. ADX-626 is designed to selectively target and degrade FXI mRNA, resulting in the depletion of FXI protein and providing antithrombotic activity in patients without the risk of bleeding commonly associated with current treatments. The largest potential patient population to benefit from an antithrombotic with a safer bleeding profile are patients that have recently had an ischemic stroke and those with atrial fibrillation. In both patient populations, the objective is to reduce the risk of a stroke. FXI inhibition has recently gained significant clinical validation in secondary stroke prevention, while also highlighting the continued need for more effective and durable therapies. An investigational oral FXIa inhibitor, asundexian, has provided important proof-of-concept for the class, with pivotal Phase 3 data showing that daily treatment, when added to antiplatelet therapy, reduced the risk of recurrent ischemic stroke by 26% compared to placebo, without an increase in major bleeding (as defined by the International Society on Thrombosis and Haemostasis). However, residual stroke risk remained in the asundexian-treated population, suggesting that substantial unmet need persists. Other oral FXIa inhibitors, including milvexian and abelacimab, remain in late-stage development in (1) secondary stroke prevention, (2) stroke prevention in atrial fibrillation and (3) direct oral anticoagulant (DOAC) ineligible atrial fibrillation, further underscoring the clinical and commercial interest in targeting this pathway. We believe ADX-626 has the potential to offer a differentiated approach by enabling sustained, potentially deeper target knockdown with an extended duration of action compared to daily oral small molecule inhibition. We are conducting a Phase 1 single ascending dose clinical trial to evaluate the safety and tolerability, PK activity and PD activity of ADX-626 in healthy volunteers. We are preparing for Phase 2 clinical development and intend to continue to explore higher doses of ADX-626 in the Phase 1 trial. Given the clinical validation we believe has been observed in the target indication, we intend to pursue Phase 2 development in secondary stroke prevention, and also intend to pursue exploratory studies in stroke prevention in atrial fibrillation. If successfully developed and approved, our approach could provide a durable, adherence-friendly therapy designed to reduce pathologic thrombus formation while preserving hemostasis, and may address an important remaining unmet need in these indications. For additional details on the results observed in patients dosed with ADX-626, see the section titled “Business—ADX-626—A potent long-acting siRNA silencing coagulation Factor XI for secondary stroke prevention and potentially stroke prevention in atrial fibrillation.”

Our extrahepatic-targeted programs: capabilities beyond the liver

A central challenge in the field of siRNA therapeutics has been the ability to selectively and efficiently deliver drugs to extrahepatic tissues and specific cell types. We believe the next major advancement in the field will be the ability to efficiently deliver siRNA therapeutics to distinct cell types and tissues beyond the liver, including adipose, neurons, microglia, skeletal muscle, cardiac muscle and ocular tissues. Leveraging our proprietary targeting technology, CTD, we seek to expand the therapeutic reach of siRNA therapeutics across a wide range of diseases.

ADX-077—siRNA preclinical therapeutic candidate for obesity via a novel undisclosed target in adipose tissue

Our adipose-targeted obesity program, ADX-077, is our most advanced, wholly-owned extrahepatic therapeutic candidate. ADX-077 is a preclinical siRNA therapeutic candidate designed to selectively target a novel undisclosed target in adipose tissue, which we refer to as “OBE1”, with the objective of reducing body weight and fat while preserving lean mass. Despite the increasing use of GLP-1–based therapies, gastrointestinal adverse events and other treatment-related factors can limit long-term treatment adherence and contribute to high discontinuation rates. Furthermore, a meaningful component of observed weight loss from GLP-1-based therapies reflects not only reductions in fat, but also loss of lean mass. Through our discovery efforts, we have identified molecular targets that, when inhibited, resulted in body weight and fat reduction without losing lean mass. We have designed ADX-077 to reduce expression of OBE1, one of these targets, which has been shown to reduce adiposity through a mechanism distinct from the appetite suppression associated with GLP-1 receptor agonism. Our obese NHP study evaluated the preclinical activity and safety of ADX-077. We have initiated IND-enabling studies and plan to initiate a Phase 1 clinical trial, subject to receipt of regulatory clearance. For additional details on the results observed in NHPs dosed with ADX-077, see the section titled “ADX-077—siRNA preclinical therapeutic candidate for obesity via a novel undisclosed target in adipose tissue.”

ADX-199—siRNA preclinical therapeutic candidate for selectively silencing and degrading APP mRNA in neurons for neurodegenerative diseases

Our neuron-targeted program, ADX-199, is designed to selectively silence and degrade APP mRNA in neurons. APP is genetically linked to Alzheimer’s disease, as pathogenic APP mutations and APP gene duplication can increase APP protein production or alter APP processing, leading to early-onset Alzheimer’s disease. A hallmark pathology of Alzheimer’s disease is the accumulation of amyloid plaques, which are primarily composed of amyloid-ß peptides—fragments derived from APP. These amyloid-ß peptides are believed to contribute to neuronal toxicity, synaptic dysfunction and disease progression. In addition to Alzheimer’s disease, APP-derived amyloid-ß aggregation is also implicated in other neurodegenerative and cerebrovascular disorders, including cerebral amyloid angiopathy (CAA), where vascular deposition of amyloid-ß underlies disease pathology. ADX-199 is an siRNA therapeutic candidate engineered to selectively reduce APP mRNA in neurons. By reducing APP at the transcript level, ADX-199 is intended to decrease amyloid-ß production and upstream pathogenic processes. Our NHP studies evaluated the preclinical activity and safety of ADX-199. We are advancing ADX-199 into IND-enabling studies. For additional details on the results observed in NHPs dosed with ADX-199, see the section titled “ADX-199—siRNA preclinical therapeutic candidate for selectively silencing and degrading APP mRNA in neurons for neurodegenerative diseases.”

Additional Discovery Programs and AbbVie Collaboration

We also have multiple discovery-stage siRNA programs focused on additional targets, tissue types and indications. We plan to continue expanding our pipeline with programs against both known and novel targets.

In addition to our wholly-owned pipeline, in May 2025, we entered into the AbbVie Agreement to advance novel siRNA therapeutics across multiple therapeutic areas including neuroscience, immunology and oncology, pursuant to which we received an upfront cash payment of $335.0 million and are eligible to receive additional payments of up to $385.0 million in option extension and option exercise payments, up to $7.45 billion in additional contingent milestone payments, as well as tiered royalties at rates in the high single digits to mid-teens, as more fully described in the section titled “Business—Collaboration and license option agreement.”

Our team

Our team is led by seasoned entrepreneurial executives with deep experience in their respective fields, who are united by a shared vision to build a leading next-generation siRNA therapeutics company. Collectively, our executive team has been at the forefront of siRNA therapeutics for decades, with experience spanning the entire life cycle of therapeutic development from target identification to product approval:

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Zhen Li, Ph.D., our President, Chief Executive Officer, and co-founder, is an accomplished biotechnology executive with more than two decades of experience in pharmaceutical and biotechnology research and development, spanning drug discovery, translational science, and product development. Dr. Li possesses deep expertise in oligonucleotide therapeutics and has played a pivotal role in advancing innovative nucleic acid–based medicines from early discovery through clinical development. Throughout her career, she has led multidisciplinary teams and contributed to the development of multiple RNA-targeted therapeutic platforms and therapeutic candidates. Prior to co-founding ADARx, Dr. Li served as Senior Vice President at Arrowhead Pharmaceuticals, where she led the discovery and development of the company’s delivery platform technologies and advanced multiple oligonucleotide candidates across a broad range of therapeutic areas to the clinic. Earlier in her career, Dr. Li was a Director at Merck, where she led a multidisciplinary team focused on the development of siRNA therapeutics and delivery technologies. Her work contributed to advancing the understanding and application of RNA-based medicines in therapeutic development. Dr. Li is widely recognized for her scientific leadership and longstanding contributions to the field of oligonucleotide therapeutics and has helped drive innovation across multiple generations of RNA-targeted technologies.

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Ryan Fisk, M.B.A., our Chief Financial Officer and Chief Business Officer, has more than 20 years of investment banking experience partnering with executive teams and boards of biotechnology companies to guide and execute strategic and financial transactions. Mr. Fisk previously served as a Managing Director at Goldman Sachs in the Healthcare Investment Banking Group.

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A. Robert MacLeod, Ph.D., our Chief Scientific Officer, has more than 25 years of experience in small molecule and oligonucleotide drug discovery and development. Prior to joining the company, Dr. MacLeod served as Chief Scientific Officer at Flamingo Therapeutics and spent 14 years at Ionis Pharmaceuticals where he held roles of increasing responsibility, most recently as Vice President and Franchise Head of Oncology. He previously served as Senior Director of Discovery Biology at Takeda and was a founding scientist at MethylGene, a biotech company based on his doctoral work in epigenetics. Throughout his career, Dr. MacLeod has led multidisciplinary drug discovery and development teams across multiple therapeutic areas, advancing over 15 drug candidates in clinical development, including the FDA-approved DAWNZERA®. Dr. MacLeod is also the author or co-author of over 75 scientific publications.

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Rui Zhu, Ph.D., our Chief Technology Officer and co-founder, is an accomplished drug developer with extensive experience in the oligonucleotide field. Prior to ADARx, Dr. Zhu was at Arrowhead Pharmaceuticals, where he was a key inventor and co-lead of multiple siRNA programs that advanced from discovery into clinical trials, including the FDA-approved REDEMPLO® (plozasiran).

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Christopher Claeboe, Ph.D., M.B.A., our Senior Vice President, Operations, has extensive experience in cGMP drug substance and drug product manufacturing through various stages of clinical development to commercialization. Dr. Claeboe spent the first 10 years of his career in small molecule process chemistry, drug substance manufacturing, and program management at Albemarle Corp. After a brief period at Codexis in which he oversaw outsourced custom biocatalyst manufacturing, Dr. Claeboe joined ChemoCentryx, (acquired by Amgen), where he contributed significantly to the CMC development activities for their recently approved drug TAVNEOS®.

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Jiang Bian, J.D., our Vice President, Head of Legal, joined ADARx with extensive experience in legal affairs and risk management. He previously served as Head of Legal at ProfoundBio, Inc. and as General Counsel & Chief Compliance Officer at Connect Biopharma Holdings Limited.

Since our founding, we have raised approximately $352.5 million in equity capital from premier life science investors. Potential investors should not consider investments made by our existing investors as a factor when making a decision to purchase shares in this offering since our existing investors likely have different risk tolerances and paid significantly less per share than the price at which the shares are being offered in this offering.

Our strategy

Our team is united by a shared vision to build a leading next-generation siRNA therapeutics company. We are focused on developing highly selective RNA targeted therapies to control the expression of specific disease drivers, thereby delivering life-changing treatments for patients with urgent unmet medical needs. To achieve our vision, we intend to pursue the following strategies:

•	Advance our clinical-stage hepatic siRNA therapeutic candidates, agazisiran, onvuzosiran and ADX-626.

•	Advance our extrahepatic siRNA therapeutic candidates ADX-077 and ADX-199 into the clinic.

•	Maintain and advance our position at the forefront of siRNA therapeutics by leveraging our proprietary technologies and delivery capabilities to expand our pipeline across tissue types.

•	Continue to build a leading, fully integrated, next-generation siRNA company.

•	Evaluate and selectively pursue strategic collaborations to maximize the value of our pipeline.

Risks affecting our business

Our business is subject to a number of risks that you should carefully consider before making a decision to invest in our common stock. These risks are more fully described in the section titled “Risk factors” immediately following this prospectus summary. These risks include, among others, the following:

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We have a limited operating history, have not completed any clinical programs and have no products approved for commercial sale, which may make it difficult for you to evaluate our current business and predict our future success and viability.

•	We expect to incur significant losses for the foreseeable future and may never achieve or maintain profitability.

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Even if this offering is successful, we will need to obtain substantial additional funding to complete the development and any commercialization of our current and any future therapeutic candidates, which may cause dilution to our stockholders. If we are unable to raise this capital when needed, we may be forced to delay, reduce or eliminate our research and development programs or other operations.

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If we are unable to successfully develop, obtain regulatory approval for, and ultimately commercialize our therapeutic candidates, or experience significant delays in doing so, our business will be materially harmed.

•

Interim, topline and preliminary data from our clinical trials and preclinical studies that we announce or publish from time to time may not be predictive of future results and may change as more patient data become available and are subject to audit and verification procedures that could result in material changes in the final data.

•

Preclinical and clinical development involves a lengthy and expensive process with an uncertain outcome, and the results of preclinical studies and early clinical trials are not necessarily predictive of future results.

•	Certain of our programs target rare diseases, which have low prevalence, and it may be difficult to identify and enroll patients with these diseases.

•	Our approach to the discovery and development of therapeutic candidates is unproven, and we do not know whether we will be able to develop any products of commercial value.

•

Use of our therapeutic candidates could be associated with side effects, adverse events or other properties or safety risks, which could delay or preclude approval, cause us to suspend or discontinue clinical trials, abandon a product candidate, limit the commercial profile of an approved label or result in other significant negative consequences.

•	As an organization, we have never completed any pivotal clinical trials or submitted an NDA for regulatory approval and may be unable to do so for any of our therapeutic candidates.

•

Our therapeutic candidates are subject to extensive regulation and compliance, which is costly and time consuming, and such regulation may cause unanticipated delays or prevent the receipt of the required approvals to commercialize our therapeutic candidates.

•

We have conducted and will continue to conduct certain of our clinical trials for our therapeutic candidates outside of the United States. However, the U.S. Food and Drug Administration (FDA) and other foreign equivalents may not accept data from such trials, in which case our development plans will be delayed, which could materially harm our business.

•

We rely on third parties to conduct our preclinical studies and clinical trials and for the manufacture of our therapeutic candidates. If these third parties do not successfully carry out their contractual duties, comply with applicable regulatory requirements or meet expected deadlines, our development programs and our ability to seek or obtain regulatory approval for or commercialize our therapeutic candidates may be delayed or prevented.

•

We have and in the future may seek to enter into additional collaborations, licenses and other similar arrangements and may not be successful in establishing or maintaining such collaborations, and even if we are, we may relinquish valuable rights and may not realize the benefits of such relationships.

•	We face significant competition from other biotechnology and pharmaceutical companies, and our operating results will suffer if we fail to compete effectively.

•

Even if we receive regulatory approval for any product candidate, we will be subject to ongoing regulatory obligations and continued regulatory review, which may result in significant additional expense. Additionally, our therapeutic candidates, if approved, could be subject to labeling and other restrictions on marketing or withdrawal from the market, and we may be subject to penalties if we fail to comply with regulatory requirements or if we experience unanticipated problems with our therapeutic candidates, when and if any of them are approved.

•

The successful commercialization of our therapeutic candidates, if approved, will depend in part on the extent to which governmental authorities and health insurers establish coverage, adequate reimbursement levels and favorable pricing policies. Failure to obtain or maintain coverage and adequate reimbursement for our products could limit our ability to market those products and decrease our ability to generate revenue.

•

We currently have no marketing and sales organization and have no experience as a company in commercializing products, and we may have to invest significant resources to develop these capabilities. If we are unable to establish marketing and sales capabilities or enter into agreements with third parties to market and sell our products, we may not be able to generate product revenue.

•

If we are unable to obtain and maintain patent protection for our technology and therapeutic candidates or if the scope of the patent protection obtained is not sufficiently broad, we may not be able to compete effectively in our markets.

•	Patent terms may be inadequate to protect our competitive position on our therapeutic candidates for an adequate amount of time.

•

We are subject to various federal, state and foreign healthcare laws and regulations, which could increase compliance costs, and our failure to comply with these laws and regulations could harm our results of operations and financial condition.

•	We will need to expand our organization, and we may experience challenges in managing this growth as we build our capabilities, which could disrupt our operations.

•	Our future success depends on our ability to retain our key personnel and to attract, retain and motivate qualified personnel.

Before you invest in our common stock, you should carefully consider all of the information in this prospectus, including matters set forth in the section titled “Risk factors.”

Our corporate information

We were incorporated under the laws of the State of Delaware in December 2019. Our principal executive offices are located at 5871 Oberlin Drive, Suite 200, San Diego, California 92121, and our telephone number is (877) 232-7974. Our website address is www.adarx.com. The information contained on, or accessible through, our website is not incorporated by reference into this prospectus, and you should not consider any information contained in, or that can be accessed through, our website as part of this prospectus or in deciding whether to purchase our common stock.

This prospectus contains references to our trademarks and to trademarks belonging to other entities. Solely for convenience, trademarks and trade names referred to in this prospectus, including logos, artwork and other visual displays, may appear without the ® or TM symbols, but such references are not intended to indicate, in any way, that their respective owners will not assert, to the fullest extent under applicable law, their rights thereto. We do not intend our use or display of other companies’ trade names or trademarks to imply a relationship with, or endorsement or sponsorship of us by, any other companies.

Implications of being an emerging growth company and a smaller reporting company

We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, as amended (JOBS Act). As an “emerging growth company,” we may take advantage of reduced reporting requirements and other requirements that are otherwise applicable to public companies. These provisions include, but are not limited to:

•

being permitted to present only two years of audited financial statements and only two years of related Management’s discussion and analysis of financial condition and results of operations in this prospectus;

•	not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, as amended (Sarbanes-Oxley Act);

•

not being required to comply with the requirement of the Public Company Accounting Oversight Board regarding the communication of critical audit matters in the auditor’s report on the financial statements;

•	the ability to elect to defer compliance with new or revised accounting standards until such standards would apply to private companies;

•	reduced disclosure obligations regarding executive compensation in our periodic reports, proxy statements and registration statements; and

•	exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and any golden parachute payments not previously approved.

We may use these provisions until the last day of our fiscal year following the fifth anniversary of the closing of this offering. However, if certain events occur prior to the end of such five-year period, including if we become a “large accelerated filer,” our annual gross revenues exceed $1.235 billion, or we issue more than $1.0 billion of non-convertible debt in any three-year period, we will cease to be an emerging growth company prior to the end of such five-year period.

We have elected to take advantage of certain of the reduced disclosure obligations in the registration statement of which this prospectus is a part and may elect to take advantage of other reduced reporting requirements in future filings. As a result, the information that we provide to our stockholders may be different than the information you might receive from other public reporting companies in which you hold equity interests.

The JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. We have elected to use the extended transition period for complying with new or revised accounting standards and, as a result of this election, our consolidated financial statements may not be comparable to those of companies that comply with public company effective dates. However, we may elect to early adopt any new or revised accounting standards whenever such early adoption is permitted for non-public companies. We may take advantage of these exemptions up until the time that we are no longer an emerging growth company.

We are also a “smaller reporting company” as defined in Rule 12b-2 promulgated under the Securities Exchange Act of 1934, as amended (Exchange Act). We may take advantage of certain of the scaled disclosures available to smaller reporting companies and will be able to take advantage of these scaled disclosures for as long as our voting and non-voting common stock held by non-affiliates is less than $250.0 million measured on the last business day of our second fiscal quarter, or our annual revenue is less than $100.0 million during the most recently completed fiscal year and our voting and non-voting common stock held by non-affiliates is less than $700.0 million measured on the last business day of our second fiscal quarter. If we are a smaller reporting company at the time we cease to be an emerging growth company, we may continue to rely on exemptions from certain disclosure requirements that are available to smaller reporting companies. Specifically, as a smaller reporting company we may choose to present only the two most recent fiscal years of audited consolidated financial statements in our Annual Report on Form 10-K, we are not required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act, and, similar to emerging growth companies, smaller reporting companies have reduced disclosure obligations regarding executive compensation.

The offering

Common stock offered by us	shares.

Option to purchase additional shares	We have granted the underwriters an option for a period of 30 days to purchase up to additional shares of our common stock from us at the public offering price, less underwriting discounts and commissions, on the same terms as set forth in this prospectus.

Common stock to be outstanding immediately after this offering	shares (or shares if the underwriters exercise their option to purchase additional shares in full).

Use of proceeds	We estimate that the net proceeds to us from this offering will be approximately $ million, or approximately $ million if the underwriters exercise their option to purchase additional shares in full, assuming an initial public offering price of $ per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

We intend to use the net proceeds from this offering, together with our existing cash, cash equivalents and short-term investments, as follows: (i) to advance the development of agazisiran, including the completion of Phase 2 clinical trials and as appropriate, the initiation and advancement of subsequent Phase 3 clinical development for the treatment of complement-mediated diseases: (1) renal diseases, including IgAN, C3G and IC-MPGN; (2) GA secondary to AMD; and (3) PNH; (ii) to advance the development of onvuzosiran, including the completion of our Phase 3 STOP-HAE clinical trial and support pre-commercial activities; (iii) to advance the development of ADX-626, including the completion of our Phase 1a clinical trial in healthy participants for ADX-626 and the initiation and advancement of a Phase 2 clinical trial for secondary stroke prevention and an exploratory trial for stroke prevention in atrial fibrillation; (iv) to advance the development of our ADX-077 program, including the initiation and advancement of a Phase 1 clinical trial; (v) to advance the development of ADX-199, including the initiation and advancement of a Phase 1 clinical trial; and (vi) the remainder for additional continued research and development efforts relating to our current and future therapeutic candidates, including the nomination and advancement of new development candidates toward clinical development; as well as for working capital and other general corporate purposes. See the section titled “Use of proceeds” for more information.

Risk factors	See the section titled “Risk factors” and the other information included in this prospectus for a discussion of factors you should consider carefully before deciding to invest in our common stock.

Proposed Nasdaq Global Market symbol	“ADRX”

The number of shares of our common stock to be outstanding after this offering is based on      shares of our common stock outstanding as of March 31, 2026, after giving effect to the automatic conversion of all outstanding shares of our convertible preferred stock into an aggregate of      shares of our common stock immediately prior to the closing of this offering, and excludes:

•

     shares of our common stock issuable upon the exercise of stock option awards outstanding as of March 31, 2026, under the 2020 Equity Incentive Plan (2020 Plan), with a weighted-average exercise price of $     per share;

•

     shares of our common stock issuable upon the exercise of outstanding stock option awards granted subsequent to March 31, 2026, under the 2020 Plan, with a weighted-average exercise price of $     per share;

•

     shares of our common stock reserved for future issuance under the 2026 Equity Incentive Plan (2026 Plan) (which shares include      new shares plus the number of shares (not to exceed shares) (i) that remain available for the issuance of awards under the 2020 Plan at the time the 2026 Plan becomes effective, and (ii) any shares underlying outstanding stock awards granted under the 2020 Plan that, on or after the 2026 Plan becomes effective, terminate or expire or are repurchased, forfeited, cancelled or withheld, as more fully described in the section titled “Executive and director compensation—Equity benefit plans”, as well as any automatic increases in the number of our common stock reserved for future issuance under the 2026 Plan; and

•

     shares of our common stock reserved for future issuance under the 2026 Employee Stock Purchase Plan (ESPP), as well as any annual automatic increases in the number of shares of our common stock reserved for future issuance under the ESPP, which will become effective upon the execution and delivery of the underwriting agreement for this offering.

Unless otherwise indicated, this prospectus reflects and assumes the following:

•

the automatic conversion, in accordance with our existing amended and restated certificate of incorporation, of all outstanding shares of our convertible preferred stock as of March 31, 2026, into an aggregate of      shares of our common stock immediately prior to the closing of this offering;

•	no exercise of the outstanding option awards described above;

•	no exercise by the underwriters of their option to purchase up to a total of additional shares of our common stock;

•	the filing and effectiveness of our amended and restated certificate of incorporation and the adoption of our amended and restated bylaws immediately prior the closing of this offering; and

•	a 1-for- stock split of our common stock, which we effected on , 2026.

Summary financial data

The following tables summarize our financial data as of and for the periods indicated. We have derived the summary consolidated statements of operations data for the years ended December 31, 2024 and 2025 from our audited consolidated financial statements included elsewhere in this prospectus. We have also derived the summary interim condensed consolidated statements of operations data for the three months ended March 31, 2025 and 2026, and the summary interim condensed consolidated balance sheet data as of March 31, 2026 from our unaudited interim condensed consolidated financial statements included elsewhere in this prospectus. Our audited consolidated financial statements and unaudited interim condensed consolidated financial statements included elsewhere in this prospectus have been prepared in accordance with U.S. generally accepted accounting principles (U.S. GAAP). Our unaudited interim condensed consolidated financial statements were prepared on a basis consistent with our audited consolidated financial statements and include, in our opinion, adjustments of a normal and recurring nature that are necessary for the fair statement of the financial information set forth in those statements included elsewhere in this prospectus.

The following summary financial data should be read in conjunction with the section titled “Management’s discussion and analysis of financial condition and results of operations” and our consolidated financial statements and related notes included elsewhere in this prospectus. Our historical results presented below are not necessarily indicative of the results to be expected for any future period. The summary financial data included in this section are not intended to replace the financial statements and are qualified in their entirety by our consolidated financial statements and related notes included elsewhere in this prospectus.

	Year ended December 31,			Three months ended March 31
(in thousands, except share and per share amounts)	2024	2025		2025	2026
				(unaudited)

Consolidated statements of operations data:

Revenue:
Collaboration revenue	$—		$3,449	$—		$2,140

Operating expenses:
Research and development	43,357		71,512	12,892		23,581
General and administrative	14,876		20,302	4,996		5,615

Total operating expenses	58,233		91,814	17,888		29,196

Loss from operations	(58,233)		(88,365)	(17,888)		(27,056)

Other income, net:
Interest income	11,395		13,641	2,265		3,978
Other income	478		1,636	72		411

Total other income, net	11,873		15,277	2,337		4,389

Loss before income tax	(46,360)		(73,088)	(15,551)		(22,667)

Net loss	(46,360)		(73,088)	$(15,551)		$(22,667)

Net loss per share, basic and diluted(1)	$(4.22)		$(6.43)	$(1.37)		$(2.00)

Weighted-average shares outstanding, basic and diluted	10,995,562		11,362,970	11,326,825		11,318,246

Pro forma net loss per share, basic and diluted (unaudited)(2)		$			$

Pro forma weighted-average shares of common stock, basic and diluted (unaudited)(2)

(1)	See Notes 2 and 12 to our audited consolidated financial statements and Note 12 to our unaudited condensed consolidated financial statements included elsewhere in this prospectus for details on the calculations of basic and diluted net loss per share.

(2)	Pro forma net loss per share, basic and diluted is calculated giving effect to the conversion of the convertible preferred stock. Pro forma net loss per share does not include the shares expected to be sold and related proceeds to be received in this offering. Unaudited pro forma net loss per share for the year ended December 31, 2025 and for the three months ended March 31, 2026, were calculated using the weighted-average number of shares of our common stock outstanding, including the pro forma effect of the conversion of all outstanding shares of our convertible preferred stock, as if such conversions had occurred at the beginning of the period.

	As of March 31, 2026
(in thousands)	Actual	Pro forma(1)	Pro forma as adjusted(2)(3)
	(unaudited)

Consolidated balance sheet data:
Cash, cash equivalents and short-term investments	$455,817	$	$
Working capital(4)	438,965
Total assets	482,558
Total liabilities	350,668
Accumulated deficit	(243,366)
Total stockholders’ (deficit)	(225,732)

(1)	Gives effect to (i) the automatic conversion of all outstanding shares of our convertible preferred stock into an aggregate of shares of our common stock and the related reclassification of the convertible preferred stock to permanent equity immediately prior to the closing of this offering and (ii) the filing and effectiveness of our amended and restated certificate of incorporation, which will occur immediately prior to the closing of this offering.

(2)	Gives effect to (i) the pro forma adjustments set forth in footnote (1) above and (ii) our sale of shares of our common stock in this offering at an assumed initial public offering price of $ per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

(3)	Pro forma as adjusted balance sheet data is illustrative only and will change based on the actual initial public offering price and other terms of this offering determined at pricing. Each $1.00 increase (decrease) in the assumed initial public offering price of $ per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) each of our pro forma as adjusted cash, cash equivalents and short-term investments, working capital, total assets and total stockholders’ deficit by approximately $ million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We may also increase or decrease the number of shares we are offering. Each one million share increase (decrease) in the number of shares offered by us would increase (decrease) each of our pro forma as adjusted cash, cash equivalents and short-term investments, working capital, total assets and total stockholders’ deficit by approximately $ million, assuming that the assumed initial offering price remains the same, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

(4)	We define working capital as current assets less current liabilities. See our consolidated financial statements and related notes included elsewhere in this prospectus for further details regarding our current assets and current liabilities.

Risk factors

Investing in our common stock involves a high degree of risk. You should carefully consider the following risks and uncertainties, together with all of the other information contained in this prospectus, including our consolidated financial statements and related notes included elsewhere in this prospectus, and the section titled “Management’s discussion and analysis of financial condition and results of operations,” before making an investment decision. The risks described below are not the only ones facing us. The occurrence of any of the following risks, or of additional risks and uncertainties not presently known to us or that we currently believe to be immaterial, could materially and adversely affect our business, prospects, financial condition or results of operations. In such case, the trading price of our common stock could decline, and you may lose part or all of your investment.

Risks related to our limited operating history, financial position and need for additional capital

We have a limited operating history, have not completed any clinical programs and have no products approved for commercial sale, which may make it difficult for you to evaluate our current business and predict our future success and viability.

We are a late-clinical stage biotechnology company with a limited operating history. We were incorporated in December 2019, and our operations to date have been limited to organizing and staffing our company, business planning, raising capital, developing our technologies, establishing and maintaining our intellectual property portfolio, identifying and developing our therapeutic candidates, preparing for, initiating and conducting our ongoing and planned preclinical studies and clinical trials, establishing and maintaining arrangements with third parties for the manufacturing of our therapeutic candidates and providing general and administrative support for these operations.

Our therapeutic candidates are in various stages of development, with three programs in clinical trials (agazisiran, onvuzosiran, and ADX-626) and two advanced preclinical programs. We have not yet demonstrated an ability to successfully complete clinical programs, including large-scale, pivotal clinical trials, obtain marketing approval, manufacture therapeutics at a commercial scale or arrange for a third party to do so on our behalf, or conduct sales and marketing activities necessary for successful product commercialization. This may make it difficult to evaluate the success of our business to date and assess our future viability.

We expect to incur significant losses for the foreseeable future and may never achieve or maintain profitability.

Investment in biopharmaceutical product development is highly speculative because it entails substantial upfront capital expenditures and the significant risk that therapeutic candidates will fail to demonstrate adequate efficacy or an acceptable safety profile, gain regulatory approval or become commercially viable. For the years ended December 31, 2024 and 2025, our net losses were $46.4 million and $73.1 million, respectively. For the three months ended March 31, 2025 and 2026, our net losses were $15.6 million and $22.7 million, respectively. As of March 31, 2026, we had an accumulated deficit of $243.4 million. Substantially all of our losses have resulted from expenses incurred in connection with our research and development programs and from general and administrative costs associated with our operations.

We expect to continue to incur significant expenses and additional operating losses for the foreseeable future as we seek to advance our therapeutic candidates through preclinical and clinical development, expand our research and development activities, develop new therapeutic candidates, complete clinical trials, seek regulatory approval and, if we receive regulatory approval, commercialize our products. Furthermore, the costs of advancing therapeutic candidates into each succeeding clinical phase tend to increase substantially over time. The total costs to advance any of our therapeutic candidates to regulatory approval in even a single jurisdiction would be substantial. Because of the numerous risks and uncertainties associated with biopharmaceutical product development, we are unable to accurately predict the timing or amount of expenses or when, or if, we will be able to generate any revenue from the commercialization of any approved products or achieve or maintain profitability. Our expenses will also increase substantially as we operate as a public company and add clinical, scientific, operational, financial and management information systems and personnel, including personnel to support our product development and planned future commercialization efforts.

Before we generate any revenue from product sales, each of our therapeutic candidates will require additional preclinical and/or clinical development, potential regulatory approval in multiple jurisdictions, manufacturing, building of a commercial organization, substantial investment and significant marketing efforts. Our expenses could increase beyond expectations if we are required by the FDA, the European Medicines Agency (EMA), the competent authorities of European Union (EU) Member States, or comparable foreign regulatory authorities to perform preclinical studies and clinical trials in addition to those that we currently anticipate, and/or to modify any of our manufacturing processes or make other changes to our therapeutic candidates or development programs. As a result, we expect to continue to incur net losses and negative cash flows for the foreseeable future. These net losses and negative cash flows have had, and will continue to have, an adverse effect on our stockholders’ equity and working capital.

As we continue to build our business, we expect our financial condition and operating results may fluctuate significantly from quarter to quarter and year to year due to a variety of factors, many of which are beyond our control. Accordingly, you should not rely upon the results of any particular quarterly or annual period as indications of future operating performance. If we are unable to develop and commercialize one or more of our therapeutic candidates either alone or with collaborators, or if revenues from any product candidate that receives regulatory approval are insufficient, we will not achieve profitability. Even if we do achieve profitability, we may not be able to sustain or increase profitability. If we are unable to achieve and then maintain profitability, the value of our securities will be adversely affected.

Even if this offering is successful, we will need to obtain substantial additional funding to complete the development and any commercialization of our current and any future therapeutic candidates, which may cause dilution to our stockholders. If we are unable to raise this capital when needed, we may be forced to delay, reduce or eliminate our research and development programs or other operations.

The development of biopharmaceutical therapeutic candidates is capital-intensive. We expect to spend substantial amounts to advance our therapeutic candidates into clinical development, to complete the clinical development of, and seek regulatory approvals for and commercialize our therapeutic candidates, if approved. We will require additional capital beyond the proceeds of this offering, which we may raise through public or private equity or debt financings or other capital sources, which may include strategic collaborations and other strategic arrangements with third parties, to enable us to complete the development and potential commercialization of our therapeutic candidates. Furthermore, upon the closing of this offering, we expect to incur additional costs associated with operating as a public company. Adequate additional financing may not be available to us on acceptable terms, or at all. Our failure to raise capital as and when needed would have a negative effect on our financial condition and our ability to pursue our business strategy. In addition, attempting to secure additional financing may divert the time and attention of our management from day-to-day activities and harm our development efforts. If we are unable to raise capital when needed or on acceptable terms, we would be forced to delay, reduce or eliminate certain of our research and development programs.

Our operations have consumed significant amounts of cash since inception. As of March 31, 2026, our cash and cash equivalents and short-term investments were $455.8 million. Based on our current operating plans, we believe that the estimated net proceeds from this offering, along with our existing cash, cash equivalents, and short-term investments as of the date of this prospectus, will be sufficient to fund our projected operating expenses and capital expenditure requirements through     . This estimate is based on assumptions that may prove to be wrong, and we could use our available capital resources sooner than we currently expect. Changing circumstances could cause us to consume capital significantly faster than we currently anticipate, and we may need to spend more than currently expected because of circumstances beyond our control. Because the length of time and activities associated with successful development of our therapeutic candidates is highly uncertain, we are unable to estimate the actual funds we will require for development and any marketing and commercialization activities.

Our future funding requirements, both near and long-term, will depend on many factors, including, but not limited to:

•	the type, number, scope, progress, expansions, results, costs and timing of, discovery, preclinical studies and clinical trials of our current and future therapeutic candidates;

•	the costs and timing of manufacturing for our current and future therapeutic candidates, including continuing to develop our own manufacturing capabilities;

•	the outcome, timing and cost of meeting regulatory requirements established by the FDA or other comparable foreign regulatory authorities;

•	the cost of obtaining, maintaining and protecting our intellectual property portfolio, including filing, prosecuting, defending and enforcing our patent claims and other intellectual property rights;

•	the cost associated with maintaining and enhancing our proprietary technologies;

•	the cost of establishing a sales, marketing and distribution infrastructure to commercialize any therapeutic candidates for which we may obtain regulatory approval;

•	the cost and timing of completion of commercial-scale manufacturing activities;

•	the cost of making royalty, milestone or other payments under any future in-license agreements;

•	costs associated with growing our workforce and retaining and motivating our employees;

•	the timing and amount of the milestone or other payments made to us under any current or future collaboration agreements;

•	the initiation, progress, timing and results of our commercialization of our therapeutic candidates, if approved for commercial sale;

•	costs associated with any products or technologies that we may in-license or acquire;

•	the costs associated with being a public company; and

•	our implementation of additional internal systems and infrastructure, including operational, financial and management information systems.

To the extent that we raise additional capital through the sale of our common stock, convertible securities or other equity securities, your ownership interest may be diluted, and the terms of these securities could include liquidation or other preferences and anti-dilution protections that could adversely affect your rights as a common stockholder. In addition, debt financing, if available, may result in fixed payment obligations and may involve agreements that include restrictive covenants that limit our ability to take specific actions, such as incurring additional debt, making capital expenditures, creating liens, redeeming stock or declaring dividends, that could adversely impact our ability to conduct our business. In addition, securing financing could require a substantial amount of time and attention from our management and may divert a disproportionate amount of their attention away from day-to-day activities and harm our development, manufacturing and commercialization efforts. If we raise additional funds through collaborations, strategic alliances or marketing, distribution or licensing arrangements with third parties, we may have to relinquish valuable rights to our technologies, future revenue streams, research programs or therapeutic candidates or grant licenses on terms that may not be favorable to us. If we are unable to raise additional funds through equity or debt financings or other arrangements when needed, we may be required to delay, limit, reduce or terminate our product development or future commercialization efforts or grant rights to develop and market therapeutic candidates that we would otherwise prefer to develop and market ourselves.

Risks related to the discovery, development and regulatory approval of our therapeutic candidates

We currently have three therapeutic candidates in clinical development. All of our other development programs are in the preclinical or discovery stage. If we are unable to successfully develop, obtain regulatory approval for, and ultimately commercialize our therapeutic candidates, or experience significant delays in doing so, our business will be materially harmed.

We currently have three therapeutic candidates in clinical development. All of our other development programs are in the preclinical or drug discovery stage. We have invested substantially all of our efforts in developing our proprietary MST and CTD technologies, identifying potential therapeutic candidates and conducting preclinical studies and clinical trials. We are progressing our preclinical-stage therapeutic candidates through IND-enabling studies and will need to receive authorization from the FDA and other comparable foreign regulatory authorities, to proceed under an IND application, or its equivalent, prior to initiating their clinical development. Our ability to generate product revenues, which we do not expect will occur for many years, if ever, will depend heavily on the successful development and eventual commercialization of our therapeutic candidates. The success of our therapeutic candidates will depend on several factors, including the following:

•	successful enrollment in clinical trials and completion of clinical trials with favorable results;

•

successful completion of preclinical studies with favorable results, including those compliant with good laboratory practices (GLP), toxicology studies, biodistribution studies and minimum effective dose studies;

•

allowance to proceed with clinical trials under INDs by the FDA, or under similar regulatory submissions by comparable foreign regulatory authorities for the conduct of clinical trials of our therapeutic candidates and our proposed design of future clinical trials;

•	demonstrating safety and efficacy of our therapeutic candidates to the satisfaction of the FDA and other applicable regulatory authorities;

•	receipt of regulatory approvals from applicable regulatory authorities, including new drug applications (NDAs) from the FDA and maintaining such approvals;

•

making arrangements with our third-party manufacturers for, or establishing manufacturing capabilities to manufacture sufficient quantities of our therapeutic candidates for clinical and, if approved, commercial use;

•	establishing sales, marketing and distribution capabilities and launching commercial sales of our products, if and when approved, whether alone or in collaboration with others;

•	establishing and maintaining patent and trade secret protection and regulatory exclusivity for our therapeutic candidates;

•	maintaining an acceptable safety profile for any of our products following approval; and

•	maintaining and growing an organization of people who can develop and commercialize our products and technology.

If we are unable to develop, obtain regulatory approval for, or, if approved, successfully commercialize our therapeutic candidates, we may not be able to generate sufficient revenue to continue our business.

Interim, topline and preliminary data from our clinical trials and preclinical studies that we announce or publish from time to time may not be predictive of future results and may change as more patient data become available and are subject to audit and verification procedures that could result in material changes in the final data.

From time to time, we may publicly disclose interim, topline or preliminary data from our clinical trials and preclinical studies, which is based on a preliminary analysis of then-available data, and the results and related findings and conclusions are subject to change following a more comprehensive review of the data related to the particular study or trial. We also make assumptions, estimations, calculations and conclusions as part of our analyses of data, and we may not have received or had the opportunity to fully and carefully evaluate all data. Interim, topline and preliminary data from clinical trials that we may complete are also subject to the risk that one or more of the clinical outcomes may materially change as patient enrollment continues and more patient data become available or as patients from our clinical trials continue other treatments for their disease. As a result, the interim, topline or preliminary results that we report may differ from future results of the same studies or trials, or different conclusions or considerations may qualify such results, once additional data have been received and fully evaluated. Interim, topline and preliminary data further remain subject to audit and verification procedures that may result in the final data being materially different from the data we previously published. As a result, interim, topline and preliminary data should be viewed with caution until the final data are available. Adverse differences between interim, topline or preliminary data and final data could significantly harm our business prospects.

Further, others, including regulatory authorities, may not accept or agree with our assumptions, estimates, calculations, conclusions or analyses or may interpret or weigh the importance of data differently, which could impact the value of the particular program, the approvability or commercialization of the particular product candidate or product and the value of our company in general. In addition, the information we choose to publicly disclose regarding a particular study or clinical trial is based on what is typically extensive information, and you or others may not agree with what we determine is the material or otherwise appropriate information to include in our disclosure, and any information we determine not to disclose may ultimately be deemed significant with respect to future decisions, conclusions, views, activities or otherwise regarding a particular product, product candidate or our business. If the interim, topline or preliminary data that we report differ from actual results, or if others, including regulatory authorities, disagree with the conclusions reached, our ability to obtain approval for, and commercialize, our therapeutic candidates may be harmed, which could harm our business, operating results, prospects or financial condition.

Preclinical and clinical development involves a lengthy and expensive process with an uncertain outcome, and the results of preclinical studies and early clinical trials are not necessarily predictive of future results. Our therapeutic candidates may not have favorable results in clinical trials or preclinical studies or receive regulatory approval on a timely basis, if at all.

Preclinical and clinical development is expensive and can take many years to complete, and its outcome is inherently uncertain. We cannot guarantee that any clinical trials or preclinical studies will be conducted as planned or completed on schedule, if at all, and failure can occur at any time during the preclinical study or clinical trial process. For example, we may not be able to meet expected timeframes for data readouts from our clinical trials. Despite promising clinical or preclinical results, any product candidate can unexpectedly fail at any stage of preclinical or clinical development. The historical failure rate for therapeutic candidates in our industry is high.

The results from clinical trials or preclinical studies of a product candidate may not predict the results of later clinical trials of the product candidate, and interim, topline, or preliminary results of a clinical trial are not necessarily indicative of final results. Therapeutic candidates in later stages of clinical trials may fail to show the desired safety and efficacy characteristics despite having progressed through preclinical studies and initial clinical trials. The positive results we have observed for our therapeutic candidates in preclinical animal models, and in certain therapeutic candidates, clinical trials, may not be predictive of our ongoing and future clinical trials in humans. Conversely, our determination that rat is not an appropriate species for the evaluation of the long-term safety of onvuzosiran may be incorrect, and the off-target effects and lack of pharmacologic activity that we observed in our preclinical rat studies may prove to be relevant to our ongoing and future onvuzosiran clinical trials. It is not uncommon to observe results in clinical trials that are unexpected based on preclinical studies and early clinical trials, and many therapeutic candidates fail in clinical trials despite very promising early results. Unexpected observations or toxicities observed in these studies, or in IND-enabling studies for any of our other development programs, will delay clinical trials for such development programs. Moreover, preclinical and clinical data may be susceptible to varying interpretations and analyses. A number of companies in the biopharmaceutical and biotechnology industries have suffered significant setbacks in clinical development even after achieving promising results in earlier studies. Such setbacks have occurred and may occur for many reasons, including, but not limited to: clinical sites and investigators may deviate from clinical trial protocols, whether due to lack of training or otherwise, and we may fail to detect any such deviations in a timely manner; patients may fail to adhere to any required clinical trial procedures, including any requirements for post-treatment follow-up; our therapeutic candidates may fail to demonstrate effectiveness or safety in certain patient subpopulations, which has not been observed in earlier trials due to limited sample size, lack of analysis, or otherwise; or our clinical trials may not adequately represent the patient populations we intend to treat, whether due to limitations in our trial designs or otherwise, such as where one patient subgroup is overrepresented in the clinical trial. There can be no assurance that we will not suffer similar setbacks despite the data we observed in earlier or ongoing studies. Based upon negative or inconclusive results, we may decide, or regulators may require us, to conduct additional preclinical studies or clinical trials, which would cause us to incur additional operating expenses and delays and may not be sufficient to support regulatory approval on a timely basis or at all. For the foregoing reasons, we cannot be certain that our ongoing and planned preclinical studies and planned clinical trials will be successful. Further, any safety concerns observed in any of our preclinical studies or clinical trials in our targeted indications could limit the prospects for regulatory approval of our therapeutic candidates in those and other indications, which could have a material adverse effect on our business, financial condition and results of operations.

Any difficulties or delays in the commencement or completion, or the termination or suspension, of our current or planned clinical trials could result in increased costs to us, or delay or limit our ability to generate revenue and adversely affect our commercial prospects.

Before we can initiate clinical trials for a product candidate, we must submit the results of preclinical studies to the FDA or comparable foreign regulatory authorities along with other information, including information about product candidate chemistry, manufacturing and controls and our proposed clinical trial protocol, as part of an IND or similar regulatory filing required for authorization or allowance to proceed with clinical development. The FDA or comparable foreign regulatory authorities may determine that our IND or comparable submission is inadequate or incomplete and place the proposed studies on a clinical hold, which is an order issued by the FDA or comparable foreign regulatory authorities to delay or suspend a clinical investigation. An IND and comparable submission may be deemed inadequate for a variety of reasons, including, but not limited to:

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deficiencies in preclinical data, including insufficient pharmacology or toxicology data to support the safety of initiating human trials, inadequate study design, failure to follow GLP standards, or lack of appropriate animal models;

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chemistry, manufacturing, and controls (CMC) issues, such as inadequate characterization of the drug substance or product, insufficient information regarding manufacturing processes, controls, or stability, or failure to demonstrate product quality and consistency;

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clinical protocol deficiencies, including flawed study design, inappropriate endpoints, inadequate statistical analysis plans, insufficient risk mitigation measures, or failure to adequately protect trial participants;

•	investigator or site concerns, including lack of qualifications, inadequate monitoring plans, or concerns regarding compliance with GCP;

•	safety concerns, including unresolved toxicological signals, potential for serious adverse events, or inadequate safety monitoring procedures;

•	inadequate prior human experience data, where available data do not sufficiently support the proposed dosing, route of administration, or patient population;

•	regulatory or administrative deficiencies, including incomplete submissions, failure to respond adequately to FDA information requests, or inconsistencies across submitted materials.

If the FDA or comparable foreign regulatory authorities place any of our studies on clinical hold, we may be required to generate additional data, revise our protocols, amend manufacturing processes, or address other FDA or comparable concerns before the hold is lifted. The process for resolving a clinical hold can be time-consuming, costly, and uncertain. In some cases, the FDA or comparable foreign regulatory authorities may require significant additional clinical work, which may not be feasible within our resources or timelines. There can be no assurance that we will be able to resolve any clinical hold in a timely manner, or at all. A prolonged or unresolved clinical hold could delay or prevent the development and commercialization of our therapeutic candidates, materially harm our business, and adversely affect our financial condition.

The FDA or comparable foreign regulatory authorities may require us to conduct additional preclinical studies for any product candidate before it allows us to initiate clinical trials under any IND or similar regulatory filing, which may lead to delays and increase the costs of our preclinical development programs.

Moreover, even if these trials begin, issues may arise that could cause regulatory authorities to suspend or terminate such clinical trials. Any delays in the commencement or completion of our ongoing and planned clinical trials for our current and any future therapeutic candidates could significantly affect our product development timelines and product development costs.

We do not know whether our planned trials will begin on time or if our ongoing or future clinical trials will be completed on schedule, if at all. The commencement, data readouts and completion of clinical trials can be delayed for a number of reasons, including delays related to:

•	inability to obtain animals or materials to initiate and generate sufficient preclinical, toxicology, or other in vivo or in vitro data to support the initiation or continuation of clinical trials;

•	obtaining regulatory authorizations or allowances to commence a trial or reaching a consensus with regulatory authorities on trial design;

•	the FDA or comparable foreign regulatory authorities disagreeing as to the design or implementation of our clinical studies;

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any failure or delay in reaching an agreement with contract research organizations (CROs) and clinical trial sites, the terms of which can be subject to extensive negotiation and may vary significantly among different CROs and trial sites;

•	obtaining approval from one or more institutional review boards (IRBs), or independent ethics committees;

•	IRBs refusing to approve, suspending or terminating the trial at an investigational site, precluding enrollment of additional patients, or withdrawing their approval of the trial;

•	changes to clinical trial protocol;

•	clinical sites deviating from trial protocol or dropping out of a trial;

•	manufacturing sufficient quantities of a product candidate for use in clinical trials;

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delays or failure to recruit suitable patients to participate in a clinical trial, or patients failing to enroll or remain in our trials at the rate we expect, or failing to return for post-treatment follow-up;

•	patients choosing an alternative treatment for the indications for which we are developing our therapeutic candidates, or participating in competing clinical trials;

•	lack of adequate funding to continue the clinical trial;

•	patients experiencing severe or serious unexpected drug or non-drug related adverse effects;

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the serious, life-threatening diseases of the patients enrolled in our clinical trials, who may die or suffer adverse medical events during the course of the trials for reasons that may not be related to our therapeutic candidates;

•	occurrence of serious adverse events in trials of the same class of agents conducted by other companies, or other third party developments that may impact the safety profile of our drugs;

•	selection of clinical endpoints that require prolonged periods of clinical observation or analysis of the resulting data;

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a facility manufacturing our therapeutic candidates or any of their components being ordered by the FDA or comparable foreign regulatory authorities to temporarily or permanently shut down due to violations of current good manufacturing practice (cGMP) and similar foreign requirements, regulations or other applicable requirements, or infections or cross-contaminations of therapeutic candidates in the manufacturing process;

•	any changes to our manufacturing process that may be necessary or desired;

•	drug and material shortages or other factors that may prevent our manufacturers from timely producing the necessary drug products in sufficient quantities;

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third-party clinical investigators losing the licenses or permits necessary to perform our clinical trials, not performing our clinical trials on our anticipated schedule or consistent with the clinical trial protocol, good clinical practices (GCP), or other regulatory requirements;

•	third-party contractors not performing data collection or analysis in a compliant, timely or accurate manner (including in compliance with cGMP and similar foreign requirements); or

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third-party contractors becoming debarred or suspended or otherwise penalized by the FDA or other government or regulatory authorities for violations of regulatory requirements, in which case we may need to find a substitute contractor, and we may not be able to use some or all of the data produced by such contractors in support of our marketing applications.

We could also encounter delays if a clinical trial is suspended or terminated by us, or by requirement or request of the IRBs or ethics committees of the institutions in which such trials are being conducted, by a Data Safety Monitoring Board for such trial or by the FDA or comparable foreign regulatory authorities. Such authorities may impose such a suspension or termination due to a number of factors, including failure to conduct the clinical trial in accordance with regulatory requirements or our clinical protocols, inspection of the clinical trial operations or trial site by the FDA or comparable foreign regulatory authorities resulting in the imposition of a full or partial clinical hold, unforeseen safety issues or adverse side effects, failure to demonstrate a benefit from using a drug, changes in governmental regulations or administrative actions or lack of adequate funding to continue the clinical trial. In addition, changes in regulatory requirements and policies may occur at any time, and we may need to amend clinical trial protocols to comply with these changes. Amendments may require us to resubmit our clinical trial protocols to the FDA or comparable foreign regulatory authorities, or to IRBs and ethics committees for reexamination, which may impact the costs, timing, ability to proceed, or successful completion of a clinical trial.

Further, conducting clinical trials in foreign countries, as we currently do and may do in the future, presents additional risks that may delay completion of our clinical trials. These risks include the failure of enrolled patients in foreign countries to adhere to clinical protocol as a result of differences in healthcare services or cultural customs, managing additional administrative burdens associated with foreign regulatory schemes, as well as political and economic risks, including war, relevant to such foreign countries. It is also possible that the FDA or other regulatory authorities may not accept the clinical data generated in research conducted in a foreign country.

If we experience delays in the completion of, or the termination of, any clinical trial of our therapeutic candidates, the commercial prospects of our therapeutic candidates will be harmed, and our ability to generate product revenues from any of these therapeutic candidates will be delayed. Moreover, any delays in completing our clinical trials will increase our costs, slow down our product candidate development and regulatory approval process and jeopardize our ability to commence product sales and generate revenues.

We may find it difficult to enroll patients in our clinical trials. Certain of our programs target rare diseases, such as IgAN, C3G, IC-MPGN, PNH and HAE, which have low prevalence, and it may be difficult to identify and enroll patients with these diseases. If we encounter difficulties enrolling patients in our clinical trials, our clinical development activities could be delayed or otherwise adversely affected.

We may not be able to initiate or continue clinical trials for our therapeutic candidates if we are unable to identify and enroll a sufficient number of eligible patients to participate in these trials as may be required by the FDA or similar regulatory authorities outside the United States. For example, we are developing agazisiran for the treatment of IgAN, C3G, IC-MPGN and PNH, among other complement-mediated diseases, and onvuzosiran for HAE attack prevention. IgAN, C3G, IC-MPGN, PNH and HAE are rare diseases with limited patient pools from which to draw. Subject enrollment, a significant factor in the timing of clinical trials, is affected by many factors including, among other things, the size and nature of the patient population, the proximity of patients to clinical sites, the eligibility and exclusion criteria for the trial, the design of the clinical trial, the risk that enrolled patients will not complete a clinical trial, our ability to recruit clinical trial investigators with the appropriate competencies and experience, competing clinical trials and clinicians’ and patients’ perceptions as to the potential advantages and risks of the product candidate being studied in relation to other available therapies, including any new products that may be approved for the indications we are investigating as well as any therapeutic candidates under development. In order to collect data sufficient to support a marketing authorization, we will be required to identify and enroll a sufficient number of patients for each of our clinical trials. Potential patients for any planned clinical trials may not be adequately diagnosed or identified with the diseases which we are targeting or may not meet the entry criteria for such trials. We also may encounter difficulties in identifying and enrolling patients with a stage of disease appropriate for our planned clinical trials and monitoring such patients adequately during and after treatment. We may not be able to initiate or continue clinical trials if we are unable to locate a sufficient number of eligible patients to participate in the clinical trials required by the FDA or comparable foreign regulatory authorities. In addition, the process of finding and diagnosing patients may prove costly.

Competing with numerous ongoing trials and established therapies poses a challenge in recruiting patients. Our clinical trials may also compete with other clinical trials of therapeutic candidates that target similar indications to our therapeutic candidates, and this competition could reduce the number and types of patients available to us, because some patients who might have opted to enroll in our trials may instead opt to enroll in a trial being conducted by one of our competitors.

The timing of our clinical trials depends, in part, on the speed at which we can recruit patients to participate in our trials, as well as completion of required follow-up periods. The eligibility criteria of our clinical trials, once established, will further limit the pool of available trial participants. If patients are unwilling to participate in our trials for any reason, including the existence of concurrent clinical trials for similar patient populations or the availability of approved therapies, or we otherwise have difficulty enrolling a sufficient number of patients, the timeline for recruiting patients, conducting studies and obtaining regulatory approval of our therapeutic candidates may be delayed. Our inability to enroll a sufficient number of patients for any of our ongoing or future clinical trials would result in significant delays or may require us to abandon one or more clinical trials altogether. In addition, we expect to rely on CROs and clinical trial sites to ensure proper and timely conduct of our future clinical trials and, while we intend to enter into agreements governing their services, we will have limited influence over their actual performance.

We cannot assure you that our assumptions used in determining expected clinical trial timelines are correct or that we will not experience delays in enrollment, which would result in the delay of completion of such trials beyond our expected timelines.

Our approach to the discovery and development of therapeutic candidates based on our MST and CTD technology is unproven, and we do not know whether we will be able to develop any products of commercial value, or if competing technological approaches will limit the commercial value of our therapeutic candidates or render our technology obsolete.

The success of our business depends primarily upon our ability to identify, develop and commercialize products based on our proprietary MST and CTD technologies, which leverage a novel and unproven approach. While we have had encouraging preclinical and early clinical trial results based on our technologies, we have not yet succeeded and may not succeed in demonstrating safety and efficacy for any therapeutic candidates in clinical trials or in obtaining regulatory approval thereafter. Our research methodology and novel approach to siRNA therapy may be unsuccessful in identifying additional therapeutic candidates, and any therapeutic candidates based on our technologies may be shown to have harmful side effects or may have other characteristics that may necessitate additional clinical testing or make the therapeutic candidates unmarketable or unlikely to receive regulatory approval. Further, because all of our therapeutic candidates and development programs are based on our proprietary technologies and siRNA approach, adverse developments with respect to one of our programs may have a significant adverse impact on the actual or perceived likelihood of success and value of our other programs. In addition, certain of our therapeutic candidates target pathways that are unproven, such as our CFB program, agazisiran, which targets CFB in a pathway that, while it is validated in other diseases we are pursuing, is unproven for the treatment of GA secondary to AMD.

In addition, the biotechnology and biopharmaceutical industries are characterized by rapidly advancing technologies. Our future success will depend in part on our ability to maintain a competitive position with our siRNA approach. If we fail to stay at the forefront of technological change in utilizing our proprietary technologies to create and develop therapeutic candidates, we may be unable to compete effectively. Our competitors may render our siRNA approach obsolete, or limit the commercial value of our therapeutic candidates, by advances in existing technological approaches or the development of new or different approaches, potentially eliminating the advantages in our drug discovery process that we believe we derive from our research approach and proprietary technologies. Adverse developments with respect to other companies that attempt to use a similar approach to our approach may also adversely impact the actual or perceived value of our technologies and potential of our therapeutic candidates.

If any of these events occur, we may be forced to abandon our development efforts for a program or programs, which would have a material adverse effect on our business and could potentially cause us to cease operations.

Use of our therapeutic candidates could be associated with side effects, adverse events or other properties or safety risks, which could delay or preclude approval, cause us to suspend or discontinue clinical trials, abandon a product candidate, limit the commercial profile of an approved label or result in other significant negative consequences that could severely harm our business, prospects, operating results and financial condition.

As is the case with biopharmaceuticals generally, it is likely that there may be side effects and adverse events associated with our therapeutic candidates’ use. Results of our clinical trials could reveal a high and unacceptable severity and prevalence of side effects or unexpected characteristics. Although other oligonucleotide therapeutics have received regulatory approval, our siRNAs, which rely on a novel approach to oligonucleotide therapies, may present enhanced risk and uncertainty for our therapeutic candidates compared to more well-established classes of therapies. Moreover, there have been only a limited number of clinical trials involving the use of oligonucleotide therapeutics. It is impossible to predict when or if any therapeutic candidates we may develop will prove safe in humans. Undesirable side effects caused by our therapeutic candidates could cause us or regulatory authorities to interrupt, delay or halt clinical trials and could result in a more restrictive label or the delay or denial of regulatory approval by the FDA or comparable foreign regulatory authorities. Drug-related side effects could affect patient recruitment or the ability of enrolled patients to complete the trial or result in potential product liability claims. Any of these occurrences may harm our business, financial condition and prospects significantly.

Moreover, if our therapeutic candidates are associated with undesirable side effects in clinical trials or have characteristics that are unexpected, we may elect to abandon their development or limit their development to more narrow uses or subpopulations in which the undesirable side effects or other characteristics are less prevalent, less severe or more acceptable from a risk-benefit perspective, which may limit the commercial expectations for the product candidate if approved. We may also be required to modify our study plans based on findings after we commence our clinical trials. Many therapeutic candidates that initially showed promise in early-stage testing have later been found to cause side effects that prevented further development of the compound. In addition, regulatory authorities may draw different conclusions or require additional testing to confirm these determinations.

It is possible that as we test our therapeutic candidates in larger, longer and more extensive clinical trials, or as the use of these therapeutic candidates becomes more widespread if they receive regulatory approval, illnesses, injuries, discomforts and other adverse events that were observed in earlier trials, as well as conditions that did not occur or went undetected in previous trials, may be reported by patients. If such side effects become known later in development or upon approval, such findings may harm our business, financial condition and prospects significantly.

Patients treated with our products, if approved, may experience previously unreported adverse reactions, and it is possible that the FDA or other regulatory authorities may ask for additional safety data as a condition of, or in connection with, our efforts to obtain approval of our therapeutic candidates. If safety problems occur or are identified after our products, if any, reach the market, we may make the decision or be required by regulatory authorities to amend the labeling of our products, recall our products or even withdraw approval for our products.

In addition, if one or more of our therapeutic candidates receives regulatory approval, and we or others later identify undesirable side effects caused by such product, a number of potentially significant negative consequences could result, including:

•	regulatory authorities may withdraw, suspend or limit approvals of such product, or seek an injunction against its manufacture or distribution;

•	we may be required to recall a product or change the way such product is administered to patients;

•	regulatory authorities may require additional warnings on the label, such as a “black box” warning or a contraindication;

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we may be required to implement a Risk Evaluation and Mitigation Strategy (REMS) or comparable foreign risk mitigation measures, or create a medication guide outlining the risks of such side effects for distribution to patients;

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we may be required to change the way a product is distributed, conduct additional clinical trials or change the labeling of a product or be required to conduct additional post-marketing studies or surveillance;

•	we could be sued and held liable for harm caused to patients;

•	sales of the product may decrease significantly, or the product could become less competitive; and

•	our reputation may suffer.

Any of these events could prevent us from achieving or maintaining market acceptance of the particular product candidate, if approved, and could significantly harm our business, results of operations and prospects.

As an organization, we have never completed any pivotal clinical trials or submitted an NDA for regulatory approval and may be unable to do so for any of our therapeutic candidates.

We are early in our development efforts for most of our therapeutic candidates and we will need to successfully complete our ongoing clinical trials and later-stage and pivotal clinical trials in order to obtain FDA or comparable foreign regulatory approval to market any of our therapeutic candidates, as well as complete IND-enabling studies for certain of our preclinical therapeutic candidates. Carrying out clinical trials and the submission of a successful NDA is a complicated process. As an organization, we have not completed any pivotal clinical trials, have limited experience as a company in preparing, submitting and prosecuting regulatory filings and have not previously submitted an NDA or other comparable foreign regulatory submission for any product candidate. As interactions with the FDA may not be comprehensive, we cannot be certain how many clinical trials of any of our therapeutic candidates will be required or how such trials should be designed. Consequently, we may be unable to successfully and efficiently execute and complete necessary clinical trials in a way that leads to regulatory submission and approval of any of our therapeutic candidates. We may require more time and incur greater costs than our competitors and may not succeed in obtaining regulatory approvals of therapeutic candidates that we develop. Failure to commence or complete, or delays in, our planned clinical trials, could prevent us from or delay us in submitting NDAs for and commercializing our therapeutic candidates.

Our therapeutic candidates are subject to extensive regulation and compliance, which is costly and time consuming, and such regulation may cause unanticipated delays or prevent the receipt of the required approvals to commercialize our therapeutic candidates.

The clinical development, manufacturing, labeling, packaging, storage, record-keeping, advertising, promotion, import, export, marketing, distribution and adverse event reporting, including the submission of safety and other information, of our therapeutic candidates are subject to extensive regulation by the FDA in the United States and by comparable foreign regulatory authorities in foreign markets. In the United States, we are not permitted to market our therapeutic candidates until we receive regulatory approval from the FDA. The process of obtaining regulatory approval is expensive, often takes many years following the commencement of clinical trials and can vary substantially based upon the type, complexity and novelty of the therapeutic candidates involved, as well as the target indications and patient population. Approval policies or regulations may change, and the FDA has substantial discretion in the drug approval process, including the ability to delay, limit or deny approval of a product candidate for many reasons. Despite the time and expense invested in clinical development of therapeutic candidates, regulatory approval is never guaranteed. Neither we nor any current or future collaborator is permitted to market any of our therapeutic candidates in the United States until we receive approval from the FDA.

The FDA or comparable foreign regulatory authorities can delay, limit or deny approval of a product candidate for many reasons, including:

•	such authorities may disagree with the design or implementation of our or our collaborators’ current or future clinical trials;

•	negative or ambiguous results from our clinical trials or results may not meet the level of statistical significance required by the FDA or comparable foreign regulatory agencies for approval;

•	serious and unexpected drug-related side effects may be experienced by participants in our clinical trials or by individuals using drugs similar to our therapeutic candidates;

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such authorities may not accept clinical data from trials which are conducted at clinical facilities outside of the United States, including those countries with a potentially different standard of care;

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we or any of our current or future collaborators may be unable to demonstrate that a product candidate is safe and effective, and that product candidate’s clinical and other benefits outweigh its safety risks;

•	such authorities may disagree with our interpretation of data from preclinical studies or clinical trials;

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such authorities may not agree that the data collected from clinical trials of our therapeutic candidates are acceptable or sufficient to support the submission of an NDA or other submission or to obtain regulatory approval in the United States or elsewhere, and such authorities may impose requirements for additional preclinical studies or clinical trials;

•	such authorities may disagree regarding the formulation, labeling and/or the specifications of our therapeutic candidates;

•	approval may be granted only for indications that are significantly more limited than what we apply for and/ or with other significant restrictions on distribution and use;

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such authorities may find deficiencies in the manufacturing processes, approval policies or facilities of our third-party manufacturers with which we or any of our current or future collaborators contract for clinical and commercial supplies;

•	regulations of such authorities may significantly change in a manner rendering our or any of our current or future collaborators’ clinical data insufficient for approval; or

•	such authorities may not accept a submission due to, among other reasons, the content or formatting of the submission.

With respect to foreign markets, approval procedures vary among countries and, in addition to the foregoing risks, may involve additional product testing, administrative review periods and agreements with pricing authorities. In addition, events raising questions about the safety of certain marketed biopharmaceuticals may result in increased cautiousness by the FDA and comparable foreign regulatory authorities in reviewing new drugs and biologics based on safety, efficacy or other regulatory considerations and may result in significant delays in obtaining regulatory approvals. Any delay in obtaining, or inability to obtain, applicable regulatory approvals could prevent us or any of our current or future collaborators from commercializing our therapeutic candidates.

We have conducted and will continue to conduct certain of our clinical trials for our therapeutic candidates outside of the United States. However, the FDA and other foreign equivalents may not accept data from such trials, in which case our development plans will be delayed, which could materially harm our business.

We have conducted and will continue to conduct one or more of our clinical trials for our therapeutic candidates outside the United States. For example, we have conducted Phase 1 clinical trials in Australia and will rely on the data from these clinical trials to support INDs submitted in the United States to the FDA. Although the FDA may accept data from clinical trials conducted outside the United States in support of an IND or NDA, acceptance of this data is subject to certain conditions imposed by the FDA. For example, where data from foreign clinical trials are intended to serve as the sole basis for marketing approval in the United States, regardless of whether the applicable clinical trials were conducted under an IND, the FDA will not approve the application on the basis of foreign data alone, unless such data are applicable to the U.S. population and U.S. medical practice; the studies were performed by clinical investigators of recognized competence; and the data are considered valid without the need for an on-site inspection by the FDA or, if the FDA considers such an inspection to be necessary, the FDA is able to validate the data through an on-site inspection or other appropriate means. For studies that are conducted only at sites outside of the United States and not otherwise subject to an IND, the FDA requires the clinical trial to have been conducted in accordance with GCPs, and the FDA must be able to validate the data from the clinical trial through an on-site inspection if it deems such inspection necessary. For such studies that are not otherwise subject to an IND, the FDA generally does not provide advance comment on the clinical protocols for the studies, and therefore there is an additional potential risk that the FDA could determine that the study design or protocol for a non-U.S. clinical trial was inadequate, which could require us to conduct additional clinical trials, which could delay our development timelines, increase costs, or adversely affect our ability to obtain regulatory approval and commercialize our therapeutic candidates.

Conducting clinical trials outside the United States also exposes us to additional risks, including risks associated with:

•	additional foreign regulatory requirements;
•	foreign exchange fluctuations;
•	compliance with foreign manufacturing, customs, shipment and storage requirements;
•	cultural differences in medical practice and clinical research; and
•	diminished protection of intellectual property in some countries.

Disruptions at the FDA and other government agencies or comparable foreign regulatory authorities caused by funding shortages or global health concerns could hinder their ability to hire, retain or deploy key leadership and other personnel, or otherwise prevent new or modified products from being developed, approved or commercialized in a timely manner or at all, which could negatively impact our business.

The ability of the FDA to review and approve new products can be affected by a variety of factors, including government budget and funding levels, statutory, regulatory and policy changes, the FDA’s ability to hire and retain key personnel and accept the payment of user fees, and other events that may otherwise affect the FDA’s ability to perform routine functions. Average review times at the FDA have fluctuated in recent years as a result. In addition, government funding of other government agencies that fund research and development activities is subject to the political process, which is inherently fluid and unpredictable. Disruptions at the FDA and other agencies may also slow the time necessary for new drugs and biologics or modifications to approved drugs and biologics to be reviewed and/or approved by necessary government agencies, which would adversely affect our business. For example, in recent years the U.S. government has shut down several times and certain regulatory agencies, such as the FDA, have had to furlough FDA employees causing delays with internal agency activities. In addition, the current U.S. Presidential administration has issued certain policies and Executive Orders directed towards reducing the employee headcount and costs associated with U.S. administrative agencies, including the FDA, which have led to substantial personnel changes, and it remains unclear the degree to which these efforts or the resulting changes in FDA personnel or priorities may limit or otherwise adversely affect the FDA’s ability to conduct routine activities.

If a prolonged government shutdown occurs, or if funding shortages, staffing limitations or similar factors hinder or prevent the FDA or other regulatory authorities from conducting their regular inspections, reviews, or other regulatory activities, such events could significantly impact the ability of the FDA or other such regulatory authorities to timely review and process our regulatory submissions, which could have a material adverse effect on our business.

We may expend our limited resources to pursue a particular product candidate and fail to capitalize on therapeutic candidates or indications that may be more profitable or for which there is a greater likelihood of success.

Because we have limited financial and managerial resources, we focus on specific therapeutic candidates and specific indications. As a result, we may forgo or delay pursuit of opportunities with other therapeutic candidates, or opportunities for our therapeutic candidates in other indications, that could have had greater commercial potential. Our resource allocation decisions may cause us to fail to capitalize on viable commercial products or profitable market opportunities. Our spending on current and future research and development programs and therapeutic candidates for specific indications may not yield any commercially viable therapeutic candidates. If we do not accurately evaluate the commercial potential or target market for a particular product candidate, we may relinquish valuable rights to that product candidate through collaborations, licenses and other similar arrangements in cases in which it would have been more advantageous for us to retain sole development and commercialization rights to such product candidate.

We may not be able to obtain or maintain orphan drug designations for any of our therapeutic candidates, and we may be unable to maintain the benefits associated with orphan drug designation, including the potential for market exclusivity.

Regulatory authorities in some jurisdictions, including the United States, may designate drugs or biologics for relatively small patient populations as orphan drugs. Under the Orphan Drug Act of 1983, the FDA may designate a drug or biologic as an orphan product if it is intended to treat a rare disease or condition, which is generally defined as a patient population of fewer than 200,000 individuals in the United States, or a patient population of greater than 200,000 individuals in the United States, but for which there is no reasonable expectation that the cost of developing the drug will be recovered from sales in the United States. In the United States, orphan designation entitles a sponsor to financial incentives such as opportunities for grant funding toward clinical trial costs, tax advantages and user-fee waivers. In addition, if a product candidate that has orphan designation subsequently receives the first FDA approval for the disease or condition for which it has such designation, the product is entitled to orphan drug exclusivity, which means that the FDA may not approve any other applications including an NDA, to market the same drug for the same approved indication or use within the relevant disease or condition for seven years, except in limited circumstances, such as a showing of clinical superiority to the product with orphan drug exclusivity within the relevant indication or use, or where the manufacturer is unable to assure sufficient product quantity to meet the needs relating to the orphan-protected indication or use. Similarly, if a product is approved within a disease or condition broader than the orphan-designated disease or indication, it may not be eligible for orphan exclusivity.

In October 2025, the FDA granted orphan drug designation to onvuzosiran for the treatment of patients with HAE. In addition, we may seek orphan drug designations for our other therapeutic candidates, but there can be no assurances that we will be able to obtain such designations. Even if we obtain orphan drug designation for another product candidate, we may not be able to obtain or maintain orphan drug exclusivity for that product candidate. Further, even if we obtain orphan drug exclusivity for a product, that exclusivity may not effectively protect the product from competition because different drugs can be approved for the same indications or uses. Even after an orphan drug is approved, the FDA or comparable foreign regulatory authority can subsequently approve the same drug for the same disease or condition if such regulatory authority concludes that the later drug is clinically superior because it is shown to be safer, more effective or makes a major contribution to patient care within the relevant indication or use. Orphan drug exclusivity in the United States may also be lost if the FDA later determines that the initial request for designation was materially defective. In addition, orphan drug exclusivity does not prevent the FDA from approving competing drugs containing different active ingredients for the same or similar indications or uses. In addition, if a subsequent drug is approved for marketing for the same or a similar indication or use as any of our therapeutic candidates that receive regulatory approval, we may face increased competition and lose market share regardless of orphan drug exclusivity. Orphan drug designation neither shortens the development time nor regulatory review time of a drug nor does it change the regulatory requirements for approval.

Risks related to third parties

We rely on third parties to conduct our preclinical studies and clinical trials. If these third parties do not successfully carry out their contractual duties, comply with applicable regulatory requirements or meet expected deadlines, our development programs and our ability to seek or obtain regulatory approval for or commercialize our therapeutic candidates may be delayed or prevented.

We are dependent on third parties to conduct our preclinical studies and clinical trials. Specifically, we have used and relied on, and intend to continue to use and rely on, medical institutions, clinical investigators, CROs and consultants to conduct our preclinical studies and clinical trials in accordance with our clinical protocols and regulatory requirements. These CROs, investigators and other third parties play a significant role in the conduct and timing of these studies and trials and subsequent collection and analysis of data. While we have and will have agreements governing the activities of our third-party contractors, we have limited control over their actual performance. Nevertheless, we are responsible for ensuring that each of our clinical trials is conducted in accordance with the applicable protocol and legal, regulatory and scientific standards, and our reliance on our CROs and other third parties does not relieve us of our regulatory responsibilities. We and our CROs are required to comply with GCP requirements, which are regulations and guidelines enforced by the FDA and comparable foreign regulatory authorities for all of our therapeutic candidates in clinical development. Regulatory authorities enforce these GCPs through periodic inspections of trial sponsors, principal investigators and trial sites. If we or any of our CROs or trial sites fail to comply with applicable GCPs, the clinical data generated in our clinical trials may be deemed unreliable, and the FDA or comparable foreign regulatory authorities may require us to perform additional clinical trials before approving our marketing applications. In addition, our clinical trials must be conducted with therapeutic candidates manufactured in accordance with cGMP and comparable foreign regulations. Any failure to comply with these regulations may require us to repeat clinical trials, which would delay the regulatory approval process.

There is no guarantee that any of our CROs, investigators or other third parties will devote adequate time and resources to such trials or perform as contractually required. If any of these third parties fails to meet expected deadlines, adhere to our clinical protocols or meet regulatory requirements, or otherwise performs in a substandard manner, our clinical trials may be extended, delayed or terminated. In addition, many of the third parties with whom we contract may also have relationships with other commercial entities, including our competitors, for whom they may also be conducting clinical trials or other development activities that could harm our competitive position. In addition, principal investigators for our clinical trials may also serve as scientific advisors or consultants to us from time to time and may receive cash or equity compensation in connection with such services. If these relationships and any related compensation result in perceived or actual conflicts of interest, or the FDA concludes that the financial relationship may have affected the interpretation of the study, the integrity of the data generated at the applicable clinical trial site may be questioned and the utility of the clinical trial itself may be jeopardized, which could result in the delay or rejection by the FDA of any NDA we submit. Any such delay or rejection could prevent us from commercializing our therapeutic candidates.

If any of our relationships with these third parties terminates, we may not be able to enter into arrangements with alternative third parties on commercially reasonable terms, in a timely manner or at all. Switching or adding additional CROs, investigators and other third parties involves additional cost and requires our management’s time and focus. In addition, there is a natural transition period when a new CRO commences work. As a result, delays occur, which can materially impact our ability to meet our desired clinical development timelines. Though we work to carefully manage our relationships with our CROs, investigators and other third parties, there can be no assurance that we will not encounter challenges or delays in the future or that these delays or challenges will not have a material adverse impact on our business, financial condition and prospects.

We rely on third parties for the manufacture of our therapeutic candidates for preclinical and clinical development. This reliance on third parties increases the risk that we will not have sufficient quantities of our therapeutic candidates or products or such quantities at an acceptable cost, which could delay, prevent or impair our development or commercialization efforts.

We do not own or operate manufacturing facilities and have no plans to develop our own clinical or commercial- scale manufacturing capabilities. We rely, and expect to continue to rely, on third parties for the manufacture of our therapeutic candidates and related raw materials for preclinical and clinical development, as well as for commercial manufacture if any of our therapeutic candidates receive marketing approval. The facilities used by third-party manufacturers to manufacture our therapeutic candidates must be approved by the FDA and any comparable foreign regulatory authority, as applicable, following inspections that may be conducted after we submit an NDA to the FDA or any comparable application to a foreign regulatory authority. We do not control the manufacturing process of, and are dependent on, third-party manufacturers for compliance with cGMP requirements. If these third-party manufacturers cannot successfully manufacture material that conforms to our specifications and the strict regulatory requirements of the FDA or any comparable foreign regulatory authority, they may not be able to secure or maintain regulatory approval for their manufacturing facilities. In addition, we have limited control over the ability of third-party manufacturers to maintain adequate quality control, quality assurance and qualified personnel. If the FDA or any comparable foreign regulatory authority does not approve these facilities for the manufacture of our therapeutic candidates or if it withdraws any such approval in the future, we may need to identify alternative manufacturing facilities, which could significantly impact our ability to develop, obtain regulatory approval for, or market our therapeutic candidates, if approved. Our failure, or the failure of our third- party manufacturers, to comply with applicable regulations could result in sanctions being imposed on us or them, including clinical holds, fines, injunctions, civil penalties, delays, suspension or withdrawal of approvals, seizures or recalls of therapeutic candidates or products, operating restrictions and criminal prosecutions, any of which could significantly and adversely affect supplies of our products.

Our or a third party’s failure to execute on our manufacturing requirements on commercially reasonable terms, in a timely manner and in compliance with cGMP or other regulatory requirements could adversely affect our business in a number of ways, including:

•	an inability to initiate or continue clinical trials of our therapeutic candidates under development;
•	delay in submitting regulatory applications or receiving marketing approvals for our therapeutic candidates;
•	additional inspections of third-party manufacturing facilities by regulatory authorities;
•	requirements to cease development or to recall batches of our therapeutic candidates; and
•	if any of our therapeutic candidates are approved, an inability to meet commercial demands for our therapeutic candidates or any other future therapeutic candidates.

In addition, we do not have any long-term commitments or supply agreements with our third-party manufacturers. We may be unable to establish any long-term agreements with third-party manufacturers on acceptable terms, or at all. Even if we are able to establish such agreements, reliance on third-party manufacturers entails additional risks, including:

•	failure of third-party manufacturers to comply with regulatory requirements and maintain quality assurance;
•	breach of the manufacturing agreement by the third party;
•	failure to manufacture our product according to our specifications;
•	failure to manufacture our product according to our schedule or at all;
•	misappropriation of our proprietary information, including our trade secrets and know-how; and
•	termination or nonrenewal of the agreement by the third party at a time that is costly or inconvenient for us.

Our therapeutic candidates and any products that we may develop may compete with other therapeutic candidates and products for access to manufacturing facilities. There are a limited number of manufacturers that operate under cGMP regulations and that might be capable of manufacturing for us.

Any performance failure on the part of our existing or future manufacturers could delay clinical development or marketing approval, and any related remedial measures may be costly or time consuming to implement. We do not currently have arrangements in place for redundant supply or a second source for all required raw materials used in the manufacture of our therapeutic candidates. If our existing or future third-party manufacturers cannot perform as agreed, we may be required to replace such manufacturers and we may be unable to replace them on a timely basis or at all.

Certain biotechnology companies, CROs and contract development and manufacturing organizations (CDMOs), including companies based in China, may become subject to trade restrictions, sanctions, other regulatory requirements, or proposed legislation by the U.S. government, which could potentially impact services available for our research and development or our ability to secure the materials we need for our drug candidates. For example, on December 18, 2025, the United States passed legislation, namely the BIOSECURE Act (BIOSECURE Act) as an amendment to the National Defense Authorization Act (NDAA) for Fiscal Year 2026, which implicates U.S. government contracts, grants and loans to entities that use equipment and services from certain “biotechnology companies of concern” (BCC). Specifically, the BIOSECURE Act prohibits the U.S. Government from procuring or obtaining biotechnology equipment or services produced or provided by a BCC; entering into, extending, or renewing government contracts with an entity that directly or indirectly uses biotechnology equipment or services from a BCC in performance of that federal contract; and/or issuing grants or loans to purchase, obtain, or use biotechnology equipment or services produced or provided by a BCC.

The BIOSECURE Act does not itself name specific entities as BCCs. Instead, BCCs include entities that are identified by the U.S. Department of War (Department of Defense) Section 1260H list of “Chinese military companies”. BCCs can also be designated by the Office of Management and Budget (OMB) through a criteria-based pathway administered with an interagency process.

If certain biotechnology companies are added to the 1260H list or otherwise designated by OMB pursuant to the mechanisms described above, the BIOSECURE Act would have the potential to severely restrict the ability of U.S. biopharmaceutical companies like us to purchase services or products from, collaborate with, or otherwise work with BCC without losing the ability to contract with, or otherwise receive funding from, the U.S. government. Like many other biotechnology companies, we do business with companies in China (while these Chinese companies are not currently listed on the 1260H list or otherwise designated by OMB, it remains possible that some of our contractual counterparties could be designated as a BCC in the future). If any of our current or future CROs, CDMOs, or other suppliers were so designated, we could be required to terminate, suspend, materially modify or transition those relationships. There can be no assurance that we would be able to identify, qualify, and onboard alternative third parties on acceptable terms, in a timely manner or at all. Transitioning the manufacturing of our drug candidates to an alternative manufacturer would require a complex technology transfer process and, in some cases, regulatory clearance or approval, which could take 9 to 12 months or longer.

Such counterparties may also be subject to U.S. legislation, sanctions, trade restrictions and other foreign regulatory requirements which could increase the cost of, or reduce the supply of, or delay the procurement or supply of materials or services available to us. Any such disruption could adversely affect the development of our therapeutic candidates. Our current and anticipated future dependence on third parties for the manufacture of our therapeutic candidates or products may adversely affect our future profit margins and our ability to commercialize any products that receive marketing approval on a timely and competitive basis. If we are unable to successfully transition manufacturing or other activities away from affected manufacturers, CROs, CDMOs, or other suppliers within the required timeframes, our business, financial condition, and prospects could be materially and adversely affected.

We have and in the future may seek to enter into additional collaborations, licenses and other similar arrangements and may not be successful in establishing or maintaining such collaborations, and even if we are, we may relinquish valuable rights and may not realize the benefits of such relationships.

We have and in the future may seek to enter into additional collaborations, joint ventures, licenses and other similar arrangements for the development or commercialization of our product candidates, if approved, due to capital costs required to develop or commercialize the product candidates or manufacturing constraints. For example, we entered into the AbbVie Agreement pursuant to which we granted to AbbVie, with respect to each collaboration target, an exclusive option to obtain an exclusive (even as to us), sublicensable license under certain intellectual property rights to develop, commercialize and otherwise exploit the siRNA-containing therapeutic agents (and products containing such therapeutic agents) directed to such collaboration target on a worldwide basis in all human and non-human diagnostic, prophylactic and therapeutic uses. See the section titled “Business—Collaboration and license option agreement” for more information. We may not be successful in our efforts to establish or maintain such collaborations for our product candidates because our research and development pipeline may be insufficient, our product candidates may be deemed to be at too early of a stage of development for collaborative effort, or third parties may not view our product candidates as having the requisite potential to demonstrate safety and efficacy or significant commercial opportunity. In addition, we face significant competition in seeking appropriate strategic partners, and the negotiation process can be time-consuming and complex. Even if we are successful in our efforts to establish or maintain such collaborations, the terms that we agree upon may not be favorable to us. We may need to relinquish valuable rights to our future revenue streams, research programs, intellectual property, or product candidates or grant licenses on terms that may not be favorable to us, as part of any such arrangement, and such arrangements may restrict us from entering into additional agreements with other potential collaborators. For example, under the AbbVie Agreement, we are prohibited under certain circumstances from (i) exploiting any siRNA directed to a collaboration target during the applicable option period, (ii) commercializing or manufacturing commercial supply of any siRNA directed to a licensed target in any country, or (iii) researching, developing or manufacturing pre-clinical or clinical supply of any siRNA directed to a licensed target in the United States or, for a specified time period, outside the United States, in each case, subject to certain change of control and acquisition-related exceptions. See the section titled “Business—Collaboration and license option agreement” for more information.

In addition, we have in our current collaboration with AbbVie, and if we enter into additional collaborations in the future we will have, limited control over the amount and timing of resources that our collaborators will dedicate to the development or commercialization of our product candidates. Our ability to generate revenue from these arrangements will depend on any current or future collaborators’ abilities to successfully perform the functions assigned to them in these arrangements. We cannot be certain that, following a collaboration, license or strategic transaction, we will achieve an economic benefit that justifies such transaction, and such transaction may not yield additional development or product candidates for our pipeline. Furthermore, we may not be able to maintain such collaborations if, for example, the development or approval of a product candidate is delayed, the safety of a product candidate is questioned or the sales of an approved product are unsatisfactory.

In addition, any current or future collaborations may be terminable by our strategic partners, and we may not be able to adequately protect our rights under these collaborations. For example, under the AbbVie Agreement, AbbVie may terminate the AbbVie Agreement in its entirety or on a target-by-target or country-by-country basis immediately or subject to certain notice periods depending on the circumstances or, upon a material breach or insolvency of the company, AbbVie may elect to continue the AbbVie Agreement with certain reduced payments to us, termination of AbbVie’s diligence obligations, and disbanding of the JGC. Furthermore, strategic partners may negotiate for certain rights to control decisions regarding the development and commercialization of our product candidates, if approved, and may not conduct those activities in the same manner as we do or would. Any termination of collaborations we have entered into or may enter into in the future, or any delay in entering into collaborations related to our product candidates, could delay the development and commercialization of our product candidates, if approved, and reduce their competitiveness if they reach the market, which could have a material adverse effect on our business, financial condition, results of operations, and prospects.

If conflicts arise between us and our current or future collaborators, these parties may act in a manner adverse to us and could limit our ability to implement our strategies.

If conflicts arise between us and our current or future collaborators, such collaborators may act in a manner adverse to us and could limit our ability to implement our strategies. Our collaborators may develop, either alone or with others, products in related fields that are competitive with the therapeutic candidates we may develop that are the subject of these collaborations with us. Competing products, either developed by the collaborators or to which the collaborators have rights, may result in the withdrawal of support for our therapeutic candidates.

Our current or future collaborators could also become our competitors. Our collaborators could develop competing products, preclude us from entering into collaborations with their competitors, fail to obtain timely regulatory approvals, terminate their agreements with us prematurely, fail to devote sufficient resources to the development and commercialization of products or merge with or be acquired by a third party who may do any of these things. Any of these developments could harm our product development efforts.

If we are not able to establish additional collaborations on commercially reasonable terms, we may have to alter our development and commercialization plans.

Our research programs and therapeutic candidates and the potential commercialization of any therapeutic candidates that we may develop will require substantial additional cash. For some therapeutic candidates, we may decide to collaborate with additional pharmaceutical or biotechnology companies for the development and potential commercialization of those therapeutic candidates.

We face significant competition in seeking appropriate collaborators, and the negotiation process is time- consuming and complex. Whether we reach a definitive agreement for any additional collaboration will depend, among other things, on our assessment of the collaborator’s resources and expertise, the terms and conditions of the proposed collaboration, and the proposed collaborator’s evaluation of a number of factors. Those factors may include the design or results of clinical trials, the likelihood of approval by the FDA, the EMA or similar regulatory authorities outside the United States, the potential market for the subject product candidate, the costs and complexities of manufacturing and delivering such product candidate to patients, the potential of competing products, the uncertainty with respect to our ownership of technology, and industry and market conditions generally. The collaborator may also consider alternative therapeutic candidates or technologies for similar indications that may be available to collaborate on and whether such a collaboration could be more attractive than the one with us.

Collaborations are complex and time-consuming to negotiate and document. In addition, there have been a significant number of recent business combinations among large pharmaceutical companies that have resulted in a reduced number of potential future collaborators.

We may not be able to negotiate additional collaborations on a timely basis, on acceptable terms or at all. If we are unable to do so, we may have to curtail the development of the product candidate for which we are seeking to collaborate, reduce or delay its development program or one or more of our other development programs, delay its potential commercialization, reduce the scope of any sales or marketing activities, or increase our own expenditures on the development of the product candidate.

We are dependent on third-party vendors to provide certain licenses, products and services and our business and operations, including clinical trials, could be disrupted by any problems with our significant third-party vendors.

We engage a number of third-party service providers to supply critical services, such as contract research services, contract manufacturing services and information technology services. Disruptions to the business, financial stability or operations of these service providers, including due to strikes, labor disputes or other disruptions to the workforce or to their willingness and ability to produce or deliver such products or provide such services in a manner that satisfies the requirements put forth by the authorities, or in a manner that satisfies our own requirements, could affect our ability to develop and market our future therapeutic candidates on a timely basis. If these service providers are unable or unwilling to continue to provide their products or services in the manner expected, or at all, we could encounter difficulty finding alternative service providers. Even if we are able to secure appropriate alternative service providers in a timely manner, costs for such products or services could increase significantly. Any of these events could adversely affect our results of operations and our business.

Risks related to commercialization of our therapeutic candidates

We face significant competition from other biotechnology and pharmaceutical companies, and our operating results will suffer if we fail to compete effectively.

The biopharmaceutical industry in general, and the RNA therapy field in particular, is characterized by rapidly advancing and changing technologies, intense competition and a strong emphasis on intellectual property. We face substantial and increasing competition from large and specialty biopharmaceutical companies, as well as public and private medical research institutions and governmental agencies. Competitors may compete with us in hiring scientific and management personnel, establishing clinical trial sites, recruiting patients to participate in clinical trials and acquiring technologies complementary to, or necessary for, our programs. Our known biopharmaceutical competitors in the RNA therapy space include, but may not be limited to, the following: Alnylam Pharmaceuticals, Inc., Argo Biopharmaceutical Co., Ltd., Aro Biotherapeutics Co, Arrowhead Pharmaceuticals, Inc., Avidity Biosciences, Inc. (acquired by Novartis AG), City Therapeutics, Inc., Dicerna Pharmaceuticals, Inc. (acquired by Novo Nordisk), Dyne Therapeutics, Inc., Ionis Pharmaceuticals, Inc., SanegeneBio Inc., Sarepta Therapeutics, Inc., Silence Therapeutics PLC, Sirius Therapeutics, Inc., Sirnaomics Ltd., Suzhou Ribo Life Science Co., Ltd, and Wave Life Sciences Ltd. In addition, we will compete with the many companies targeting the same indications as our therapeutic candidates, as well as more generally with other companies developing alternative scientific and technological approaches. Our competitors in the different indications include but are not limited to: Arrowhead, Biogen, Novartis AG, Otsuka Pharmaceutical Co, Ltd., RemeGen Co., Ltd., Takeda Pharmaceutical Co., Ltd., Vera Therapeutics, Inc., and Vertex Pharmaceuticals Inc. in renal indications; Annexon, Inc., Astellas Pharma Inc., Biogen Inc., and Regeneron Pharmaceuticals Inc., in GA; AstraZeneca PLC (US), Biogen Inc., Novartis AG, Regeneron Pharmaceuticals Inc. and Roche Holding AG in paroxysmal nocturnal hemoglobinuria; Argo Therapeutics, Inc., BioCryst Pharmaceuticals Inc., CSL Behring, Intellia Therapeutics, KalVista (acquired by Chiesi), Pharvaris N.V., and Takeda Pharmaceutical Co. Ltd. in HAE; Bayer, Bristol-Myers Squibb Company, Johnson & Johnson, Novartis AG, Regeneron, Suzhou Ribo Life Science Co., Sirius Therapeutics, and Sirnaomics Ltd. in thrombotic diseases; Alnylam Pharmaceuticals, Inc., Arrowhead Pharmaceuticals Inc, Eli Lilly, Novo Nordisk, Regeneron, Suzhou Ribo Life Science, and Wave Life Sciences in obesity; and Alector, Inc. and Alnylam Pharmaceuticals, Inc in neurodegeneration.

Many of our current or potential competitors have significantly greater financial, technical and human resources, as well as more expertise in research and development, manufacturing, preclinical testing, conducting clinical studies and trials and commercializing and marketing approved products, than us. Mergers and acquisitions in the biopharmaceutical industry may result in even greater resource concentration among a smaller number of competitors. Smaller or early-stage companies may also prove to be significant competitors, either alone or through collaborative arrangements with large and established companies.

Our commercial opportunity could be reduced or eliminated if our competitors develop and commercialize products that are safer, more effective, have fewer or less severe side effects, are more convenient or are less expensive than any products that we may develop. Our competitors also may obtain FDA or other comparable foreign regulatory authority approval for their products more rapidly than us, which could result in our competitors establishing a strong market position before we are able to enter the market. Key competitive factors affecting the success of all of our programs are likely to be their efficacy, safety, convenience, price and degree of reimbursement.

Even if we receive regulatory approval for any product candidate, we will be subject to ongoing regulatory obligations and continued regulatory review, which may result in significant additional expense. Additionally, our therapeutic candidates, if approved, could be subject to labeling and other restrictions on marketing or withdrawal from the market, and we may be subject to penalties if we fail to comply with regulatory requirements or if we experience unanticipated problems with our therapeutic candidates, when and if any of them are approved.

Following potential approval of any our therapeutic candidates, the FDA may impose significant restrictions on a product’s indicated uses or marketing or impose ongoing requirements for potentially costly and time-consuming post-approval studies, post-market surveillance or clinical trials to monitor the safety and efficacy of the product. The FDA may also require a REMS as a condition of approval of our therapeutic candidates, which could include requirements for a medication guide, physician communication plans or additional elements to ensure safe use, such as restricted distribution methods, patient registries and other risk minimization tools. In addition, if the FDA or a comparable foreign regulatory authority approves our therapeutic candidates, the manufacturing processes, labeling, packaging, distribution, adverse event reporting, storage, advertising, promotion, import, export and recordkeeping for our products will be subject to extensive and ongoing regulatory requirements. These requirements include submissions of safety and other post-marketing information and reports, listing and registration requirements, as well as continued compliance with cGMPs and GCP requirements for any clinical trials that we conduct post-approval. Later discovery of previously unknown problems with our products, including adverse events of unanticipated severity or frequency, or with our third-party manufacturers or manufacturing processes, or failure to comply with regulatory requirements, may result in, among other things:

•	restrictions on the marketing or manufacturing of our products, withdrawal of the product from the market or voluntary or mandatory product recalls;

•	restrictions on product distribution or use, or requirements to conduct post-marketing studies or clinical trials;

•	fines, restitutions, disgorgement of profits or revenues, warning letters, untitled letters or holds on clinical trials;

•	refusal by the FDA to approve pending applications or supplements to approved applications filed by us or suspension or revocation of approvals;

•	product seizure or detention, or refusal to permit the import or export of our products; and

•	injunctions or the imposition of administrative, civil or criminal penalties.

The occurrence of any event or penalty described above may inhibit our ability to commercialize our therapeutic candidates and generate revenue and could require us to expend significant time and resources in response and could generate negative publicity.

In addition, the FDA’s and other regulatory authorities’ policies may change and additional government regulations may be enacted that could adversely affect the commercialization of our therapeutic candidates, if approved. We cannot predict the likelihood, nature or extent of such changes. If we are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if we are not able to maintain regulatory compliance, we may be subject to enforcement action and we may not achieve or sustain profitability.

The commercial success of our therapeutic candidates will depend upon the degree of market acceptance of such therapeutic candidates by physicians, patients, healthcare payors and others in the medical community.

Our therapeutic candidates may not be commercially successful. Even if any of our therapeutic candidates receive regulatory approval, they may not gain market acceptance among physicians, patients, healthcare payors or the medical community. The commercial success of any of our current or future therapeutic candidates will depend significantly on the broad adoption and use of the resulting product by physicians and patients for approved indications. The degree of market acceptance of our products will depend on a number of factors, including:

•	demonstration of clinical efficacy and safety, including as compared to more-established products;

•	the indications for which our therapeutic candidates are approved;

•	the limitation of our targeted patient population and other limitations or warnings contained in any labeling approved by the FDA or other regulatory authority;

•	acceptance of a new drug for the relevant indication by healthcare providers and their patients;

•	the relative convenience and ease of administration, including as compared to alternative treatments and competitive therapies;

•	the pricing and cost-effectiveness of our products, as well as the cost of treatment with our products in relation to alternative treatments and therapies;

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our ability to obtain and maintain sufficient third-party coverage and adequate reimbursement from government healthcare programs, including Medicare and Medicaid, private health insurers and other third- party payors;

•	the willingness of patients to pay all, or a portion of, out-of-pocket costs associated with our products in the absence of sufficient third-party coverage and adequate reimbursement;

•	any restrictions on the use of our products, and the prevalence and severity of any adverse effects;

•	potential product liability claims;

•	the timing of market introduction of our products as well as competitive drugs;

•	the effectiveness of our or any collaborators’ sales and marketing strategies; and

•	unfavorable publicity relating to the product.

If any product candidate is approved but does not achieve an adequate level of acceptance by physicians, hospitals, healthcare payors or patients, we may not generate sufficient revenue from that product and may not become or remain profitable. Our efforts to educate the medical community and third-party payors regarding the benefits of our products may require significant resources and may never be successful.

The FDA and other regulatory agencies actively enforce the laws and regulations prohibiting the promotion of off-label uses. If we are found or alleged to have improperly promoted off-label uses, we may become subject to enforcement action and significant liability.

The FDA and other regulatory agencies strictly regulate the promotional claims that may be made about prescription products, as our therapeutic candidates would be, if approved. In particular, a product may not be promoted for uses that are not approved by the FDA or such other regulatory agencies as reflected in the product’s approved labeling. If we are found to have promoted such off-label uses, we may become subject to significant liability. The federal government has levied large civil and criminal fines against companies for alleged improper promotion and has enjoined several companies from engaging in off-label promotion. If we cannot successfully manage the promotion of our therapeutic candidates, if approved, we could become subject to significant liability, which would materially adversely affect our business and financial condition.

The successful commercialization of our therapeutic candidates, if approved, will depend in part on the extent to which governmental authorities and health insurers establish coverage, adequate reimbursement levels and favorable pricing policies. Failure to obtain or maintain coverage and adequate reimbursement for our products could limit our ability to market those products and decrease our ability to generate revenue.

The availability of coverage and the adequacy of reimbursement by governmental healthcare programs such as Medicare and Medicaid, private health insurers and other third-party payors are essential for most patients to be able to afford prescription medications such as our therapeutic candidates, if approved. Our ability to achieve coverage and acceptable levels of reimbursement for our products by third-party payors will have an effect on our ability to successfully commercialize those products. Moreover, we are initially developing therapeutic candidates targeting rare disorders with small patient populations. In order for products that are designed to treat smaller patient populations to be commercially viable, the reimbursement for such products must be higher, on a relative basis, to account for the lack of volume. Accordingly, we will need to implement a coverage and reimbursement strategy for any approved product candidate with a smaller patient population that accounts for the smaller potential market size. Even if we obtain coverage for a given product by a third-party payor, the resulting reimbursement payment rates may not be adequate or may require co-payments that patients find unacceptably high. For products administered under the supervision of a physician, obtaining coverage and adequate reimbursement may be particularly difficult because of the higher prices often associated with such drugs. Additionally, separate reimbursement for the product itself or the treatment or procedure in which the product is used may not be available, which may impact physician utilization.

We cannot be sure that coverage and reimbursement in the United States, the European Union or elsewhere will be available for any product that we may develop, and any reimbursement that may become available may be decreased or eliminated in the future.

Third-party payors increasingly are challenging prices charged for biopharmaceutical products and services, and many third-party payors may refuse to provide coverage and reimbursement for particular drugs when an equivalent generic drug or a less expensive therapy is available. It is possible that a third-party payor may consider our products as substitutable and only offer to reimburse patients for the less expensive product. Even if we are successful in demonstrating improved efficacy or improved convenience of administration with our products, pricing of existing drugs may limit the amount we will be able to charge for our products. These payors may deny or revoke the reimbursement status of a given product or establish prices for new or existing marketed products at levels that are too low to enable us to realize an appropriate return on our investment in product development. If reimbursement is not available or is available only at limited levels, we may not be able to successfully commercialize our products and may not be able to obtain a satisfactory financial return on products that we may develop. Further, coverage policies and third-party payor reimbursement rates may change at any time. Even if favorable coverage and reimbursement status is attained for one or more products for which we receive regulatory approval, less favorable coverage policies and reimbursement rates may be implemented in the future.

There is significant uncertainty related to third-party payor coverage and reimbursement of newly approved products. In the United States, third-party payors, including private and governmental payors, such as the Medicare and Medicaid programs, play an important role in determining the extent to which new drugs will be covered. Some third-party payors may require pre-approval of coverage for new or innovative devices or drug therapies before they will reimburse healthcare providers who use such therapies. It is difficult to predict at this time what third-party payors will decide with respect to the coverage and reimbursement for our products.

Obtaining and maintaining reimbursement status is time consuming, costly and uncertain. The Medicare and Medicaid programs often are used as models for how private payors and other governmental payors develop their coverage and reimbursement policies for drugs. However, no uniform policy for coverage and reimbursement for products exists among third-party payors in the United States. Therefore, coverage and reimbursement for products can differ significantly from payor to payor. As a result, the coverage determination process is often a time consuming and costly process that will require us to provide scientific and clinical support for the use of our products to each payor separately, with no assurance that coverage and adequate reimbursement will be applied consistently or obtained in the first instance. Furthermore, rules and regulations regarding reimbursement change frequently, in some cases at short notice, and we believe that changes in these rules and regulations are likely.

Outside the United States, international operations are generally subject to extensive governmental price controls and other market regulations, and we believe the increasing emphasis on cost containment initiatives in Europe and other countries has and will continue to put pressure on the pricing and usage of our products. In many countries, the prices of medical products are subject to varying price control mechanisms as part of national health systems. Other countries allow companies to fix their own prices for medical products but monitor and control company profits. Additional foreign price controls or other changes in pricing regulation could restrict the amount that we are able to charge for our products. Accordingly, in markets outside the United States, the reimbursement for our products may be reduced compared with the United States and may be insufficient to generate commercially reasonable revenue and profits.

Moreover, increasing efforts by governmental and third-party payors in the United States and abroad to cap or reduce healthcare costs may cause such organizations to limit both coverage and the level of reimbursement for newly approved products and, as a result, they may not cover or provide adequate payment for our products. We expect to experience pricing pressures in connection with the sale of any of our products due to the trend toward managed healthcare, the increasing influence of health maintenance organizations and additional legislative changes. For example, the U.S. Department of Health and Human Services (HHS) imposes rebates on many Medicare Part B and Medicare Part D products to penalize price increases that outpace inflation. In addition, HHS has been empowered to negotiate the price of certain single-source drugs that have been on the market for at least seven (7) years without being the listed product for a generic, or certain BLA-licensed biological products on the market for at least eleven (11) years without being the reference biological product for a biosimilar covered under Medicare as part of the Medicare Drug Price Negotiation Program. Each year twenty (20) products will be selected by HHS for the Medicare Drug Price Negotiation Program. Products subject to the Medicare Drug Price Negotiation Program are expected to experience a significant reduction in reimbursement from the Medicare program on a per unit basis. The downward pressure on healthcare costs in general, particularly prescription drugs and surgical procedures and other treatments, has become very intense. As a result, increasingly high barriers are being erected to the entry of new products.

The affected populations for our therapeutic candidates may be smaller than we or third parties currently project, which may affect the addressable markets for our therapeutic candidates.

We select the targets for development of our therapeutic candidates based on a number of factors, including the estimated patient populations where we believe there is a meaningful addressable market opportunity. However, our projections of the number of people who have the diseases we are seeking to treat, as well as the subset of people with these diseases who have the potential to benefit from treatment with our therapeutic candidates, are estimates based on our knowledge and understanding of these diseases. The total addressable market opportunity for our therapeutic candidates will ultimately depend upon a number of factors, including the diagnosis and treatment criteria included in the final label, if approved for sale in specified indications, acceptance by the medical community, patient access, alternative therapies and product pricing and reimbursement. Incidence and prevalence estimates are frequently based on information and assumptions that are not exact and may not be appropriate, and the methodology is forward-looking and speculative. The process we have used in developing an estimated incidence and prevalence range for the indications we are targeting has involved collating limited data from multiple sources. Accordingly, the incidence and prevalence estimates included in this prospectus should be viewed with caution. Further, the data and statistical information used in this prospectus, including estimates derived from them, may differ from information and estimates made by our competitors or from current or future studies conducted by independent sources.

We currently have no marketing and sales organization and have no experience as a company in commercializing products, and we may have to invest significant resources to develop these capabilities. If we are unable to establish marketing and sales capabilities or enter into agreements with third parties to market and sell our products, we may not be able to generate product revenue.

We have no internal sales, marketing or distribution capabilities, nor have we commercialized a product. If any of our therapeutic candidates ultimately receives regulatory approval, we must build a marketing and sales organization with technical expertise and supporting distribution capabilities to commercialize each such product in major markets, which will be expensive and time consuming, or collaborate with third parties that have direct sales forces and established distribution systems, either to augment our own sales force and distribution systems or in lieu of our own sales force and distribution systems. We have no prior experience as a company in the marketing, sale and distribution of biopharmaceutical products and there are significant risks involved in building and managing a sales organization, including our ability to hire, retain and incentivize qualified individuals, generate sufficient sales leads, provide adequate training to sales and marketing personnel and effectively manage a geographically dispersed sales and marketing team. Any failure or delay in the development of our internal sales, marketing and distribution capabilities would adversely impact the commercialization of these products. We may not be able to enter into collaborations or hire consultants or external service providers to assist us in sales, marketing and distribution functions on acceptable financial terms, or at all. In addition, our product revenues and our profitability, if any, may be lower if we rely on third parties for these functions than if we were to market, sell and distribute any products that we develop ourselves. We likely will have little control over such third parties, and any of them may fail to devote the necessary resources and attention to sell and market our products effectively. If we are not successful in commercializing our products, either on our own or through arrangements with one or more third parties, we may not be able to generate any future product revenue and we would incur significant additional losses.

Our future growth may depend, in part, on our ability to operate in foreign markets, where we would be subject to additional regulatory burdens and other risks and uncertainties.

Our future growth may depend, in part, on our ability to develop and commercialize our therapeutic candidates in foreign markets. We are not permitted to market or promote any of our therapeutic candidates before we receive regulatory approval from applicable regulatory authorities in foreign markets, and we may never receive such regulatory approvals for any of our therapeutic candidates. To obtain separate regulatory approval in many other countries we must comply with numerous and varying regulatory requirements regarding safety and efficacy and governing, among other things, clinical trials, commercial sales, pricing and distribution of our therapeutic candidates. If we obtain regulatory approval of our therapeutic candidates and ultimately commercialize our products in foreign markets, we would be subject to additional risks and uncertainties, including:

•	different regulatory requirements for approval of drugs in foreign countries;

•	reduced protection for intellectual property rights;

•	the existence of additional third-party patent rights of potential relevance to our business;

•	compliance with export control and import laws and regulations and unexpected changes in or uncertainty with respect to the enforcement of tariffs, trade barriers and regulatory requirements;

•	economic weakness, including inflation, or political instability in particular foreign economies and markets;

•	compliance with tax, employment, immigration and labor laws for employees living or traveling abroad;

•	foreign currency fluctuations, which could result in increased operating expenses and reduced revenues, and other obligations incident to doing business in another country;

•	foreign reimbursement, pricing and insurance regimes;

•	workforce uncertainty in countries where labor unrest is common;

•	production shortages resulting from any events affecting raw material supply or manufacturing capabilities abroad; and

•

business interruptions resulting from geopolitical actions, including war and terrorism, trade disputes, public health pandemics or epidemics, or natural disasters including earthquakes, typhoons, floods and fires.

Risks related to our intellectual property

If we are unable to obtain and maintain patent protection for our technology and therapeutic candidates or if the scope of the patent protection obtained is not sufficiently broad, we may not be able to compete effectively in our markets.

We rely, and will continue to rely, upon a combination of patents, trade secret protection, assignments, and confidentiality agreements to protect the intellectual property related to our technologies, product candidate development programs and therapeutic candidates. Our success depends in large part on our ability to secure and maintain patent protection in the United States and other countries with respect to our current therapeutic candidates and any future therapeutic candidates we may develop. We seek to protect our position by filing patent applications in the United States and abroad related to our technologies, development programs and therapeutic candidates. The patent prosecution process is expensive and time-consuming, and we may not be able to file and prosecute all necessary or desirable patent applications at a reasonable cost or in a timely manner. Moreover, the issuance, scope, validity, enforceability and commercial value of our patent rights are highly uncertain.

It is also possible that we will fail to identify patentable aspects of our research and development output before it is too late to obtain patent protection. The patent applications that we own may fail to result in issued patents with claims that cover our products and technology, including current therapeutic candidates and any future therapeutic candidates we may develop, in the United States or in other foreign countries, in whole or in part. Alternately, our existing patent and any future patents we obtain may not be sufficiently broad to prevent others from using our technology or from developing competing products and technologies. There is no assurance that all potentially relevant prior art relating to our patents and patent applications has been found, which can prevent a patent from issuing from a pending patent application or later invalidate or narrow the scope of an issued patent. For example, publications of discoveries in the scientific literature often lag behind the actual discoveries, and patent applications in the United States and other jurisdictions are typically not published until 18 months after filing or, in some cases, not at all. Therefore, we cannot know with certainty whether we were the first to make the inventions claimed in our patents or pending patent applications, or that we were the first to file for patent protection of such inventions. Even if patents are successfully issued to us and even if such patents cover our current therapeutic candidates or any future therapeutic candidates we may develop, third parties may challenge their validity, ownership, enforceability or scope thereof, which may result in such patents being narrowed, invalidated, or held unenforceable or circumvented. Any successful challenge to these patents or any other patents owned by us could deprive us of rights necessary for the successful commercialization of any of our therapeutic candidates. In addition, the issuance of a patent does not give us the right to practice the patented invention. Third parties may have blocking patents that could prevent us from marketing our product candidate, if approved, or practicing our own patented technology. Our competitors may be able to circumvent our patents by developing similar or alternative therapeutic candidates in a non-infringing manner. Further, if we encounter delays in regulatory approvals, the period of time during which we could market a product candidate under patent protection could be reduced. If any of our patents expire or are challenged, invalidated, circumvented or otherwise limited by third parties prior to the commercialization of our product candidate, and if we do not own or have exclusive rights to other enforceable patents protecting our product candidate or technologies, competitors and other third parties could market products and use processes that are substantially similar, or superior, to ours and our business would suffer.

If the patent applications we hold with respect to our development programs and therapeutic candidates fail to issue, if their validity, breadth or strength of protection is threatened, or if they fail to provide meaningful exclusivity for any of our current or future therapeutic candidates or technology, it could dissuade companies from collaborating with us to develop therapeutic candidates, encourage competitors to develop competing products or technologies and threaten our ability to commercialize future therapeutic candidates. Any such outcome could harm our business.

The patent position of biotechnology and pharmaceutical companies is generally highly uncertain, involves complex legal, scientific and factual questions, and is characterized by the existence of large numbers of patents and frequent litigation based on allegations of patent or other intellectual property infringement or violation. The standards that the U.S. Patent and Trademarks Office (USPTO) and its foreign counterparts use to grant patents are not always applied predictably or uniformly. In addition, the laws of jurisdictions outside the United States may not protect our rights to the same extent as the laws of the United States, and many companies have encountered significant problems in protecting and defending such rights in foreign jurisdictions. For example, European patent law is more restrictive to the patentability of methods of treatment of the human body than U.S. patent law. Changes in either the patent laws or interpretation of the patent laws in the United States and other countries may diminish the value of our patents or narrow the scope of our patent protection. Since patent applications in the United States and other jurisdictions are confidential for a period of time after filing, we cannot be certain that we were the first to file for patents covering our inventions. As a result, the issuance, scope, validity, enforceability and commercial value of our patent rights are highly uncertain. Our pending and future patent applications may not result in the issuance of patents or may result in the issuance of patents which fail to protect our technology or products, in whole or in part, or which fail to effectively prevent others from commercializing competitive technologies and products.

The issuance of a patent is not conclusive as to its inventorship, ownership, scope, validity or enforceability, and our patents may be challenged in the courts or patent offices in the United States and abroad. Such challenges may result in loss of exclusivity or freedom to operate or in patent claims being narrowed, invalidated or held unenforceable, in whole or in part, which could limit our ability to stop others from using or commercializing similar or identical technology and products, or limit the duration of the patent protection of our technology and products. We may become involved in opposition, derivation, reexamination, inter partes review, post-grant review or interference proceedings challenging our patent rights. An adverse determination in any such submission, proceeding or litigation could reduce the scope of, or invalidate, our patent rights, allow third parties to commercialize our technology or products and compete directly with us, without payment to us, or result in our inability to manufacture or commercialize products without infringing third-party patent rights. Thus, even if our patent applications are issued as patents, they may not issue in a form that will provide us with meaningful protection, prevent competitors from competing with us or otherwise provide us with any competitive advantage. Moreover, patents have a limited lifespan. In the United States, the natural expiration of a patent is generally 20 years after it is filed. Various extensions may be available; however, the life of a patent, and the protection it affords, is limited. Without patent protection for our current or future therapeutic candidates, we may be open to competition from generic versions of such products. Given the amount of time required for the development, testing and regulatory review of new therapeutic candidates, patents protecting such candidates might expire before or shortly after such candidates are commercialized. As a result, our patent portfolio may not provide us with sufficient rights to exclude others from commercializing products similar or identical to ours.

Third parties may assert claims against us alleging infringement of their patents and proprietary rights, or we may need to become involved in lawsuits to defend or enforce our patents, either of which could result in substantial costs or loss of productivity, delay or prevent the development and commercialization of our therapeutic candidates, prohibit our use of proprietary technology or sale of products or put our patents and other proprietary rights at risk.

The issuance of a patent is not conclusive as to its inventorship, ownership, scope, validity or enforceability, and our patents may be challenged in the courts or patent offices in the United States and abroad. Such challenges may result in loss of exclusivity or freedom to operate or in patent claims being narrowed, invalidated or held unenforceable, in whole or in part, which could limit our ability to stop others from using or commercializing similar or identical technology and products, or limit the duration of the patent protection of our technology and products. We may become involved in opposition, derivation, reexamination, inter partes review, post-grant review or interference proceedings challenging our patent rights. An adverse determination in any such submission, proceeding or litigation could reduce the scope of, or invalidate, our patent rights, allow third parties to commercialize our technology or products and compete directly with us, without payment to us, or result in our inability to manufacture or commercialize products without infringing third-party patent rights. Thus, even if our patent applications are issued as patents, they may not issue in a form that will provide us with meaningful protection, prevent competitors from competing with us or otherwise provide us with any competitive advantage. Moreover, patents have a limited lifespan. In the United States, the natural expiration of a patent is generally 20 years after it is filed. Various extensions may be available; however, the life of a patent, and the protection it affords, is limited. Without patent protection for our current or future therapeutic candidates, we may be open to competition from generic versions of such products. Given the amount of time required for the development, testing and regulatory review of new therapeutic candidates, patents protecting such candidates might expire before or shortly after such candidates are commercialized. As a result, our patent portfolio may not provide us with sufficient rights to exclude others from commercializing products similar or identical to ours. greater resources than we do and may be able to sustain the costs of complex intellectual property litigation to a greater degree and for longer periods of time than we could. In addition, patent holding companies that focus solely on extracting royalties and settlements by enforcing patent rights may target us.

We may be subject to third-party claims including infringement, interference or derivation proceedings, post-grant review and inter partes review before the USPTO or similar adversarial proceedings or litigation in other jurisdictions. Even if such claims are without merit, a court of competent jurisdiction could hold that these third-party patents are valid, enforceable and infringed, and the holders of such patents may be able to block our ability to commercialize the applicable product candidate unless we obtained a license under the applicable patents, or until such patents expire or are finally determined to be invalid or unenforceable. There may be third-party patents or patent applications with claims to compositions, formulations, or methods of treatment, prevention use, or manufacture of our therapeutic candidates or technologies. Because patent applications can take many years to issue, there may be currently pending patent applications which may later result in issued patents that our therapeutic candidates may infringe. In addition, third parties may obtain patents in the future and claim that use of our technologies infringes upon these patents. If any third-party patents were held by a court of competent jurisdiction to cover aspects of our compositions, formulations, or methods of treatment, prevention or use, the holders of any such patents may be able to prohibit our use of those compositions, formulations, methods of treatment, prevention or use or other technologies, effectively blocking our ability to develop and commercialize the applicable product candidate until such patent expires or is finally determined to be invalid or unenforceable or unless we obtained a license.

For example, we are aware of issued patents by third parties in the United States and Europe, which are directed to oligonucleotide therapeutics including for the treatment of HAE. These patents could be alleged to cover our onvuzosiran or its use to treat HAE. We are also aware of an issued patent by a third party in the United States, directed to the GalNAc ligand conjugation technology, which could be alleged to cover one or more our therapeutic candidates. While we believe that these patents are subject to invalidity challenges, and if enforced against us, we believe we would have valid defenses to any claims of patent infringement, we cannot be certain, however, that we would prevail if a dispute were to arise. As such, we cannot be certain how an adverse determination would affect our business.

We may in the future pursue invalidity proceedings with respect to third party patents. The outcome following legal assertions of invalidity is unpredictable. Even if resolved in our favor, these legal proceedings may cause us to incur significant expenses, and could distract our technical and management personnel from their normal responsibilities. In addition, there could be public announcements of the results of hearings, motions or other interim proceedings or developments and if securities analysts or investors perceive these results to be negative, it could have a substantial adverse effect on the price of our common stock. Such proceedings could substantially increase our operating losses and reduce the resources available for development activities or any future sales, marketing or distribution activities. We may not have sufficient financial or other resources to conduct such proceedings adequately. Some of these third parties may be able to sustain the costs of such proceedings more effectively than we can because of their greater financial resources. Uncertainties resulting from the initiation and continuation of patent proceedings could compromise our ability to compete in the marketplace. If we do not prevail in the invalidity proceedings the third parties may assert a claim of patent infringement directed at our therapeutic candidates.

In addition, defending such claims would cause us to incur substantial expenses and, if such claims are successful, could cause us to pay substantial damages if we are found to be infringing a third party’s patent rights. These damages potentially include increased damages (possibly treble damages) and attorneys’ fees if we are found to have infringed such rights willfully. Further, if a patent infringement suit is brought against us or our third-party service providers, our development, manufacturing or sales activities relating to the product or product candidate that is the subject of the suit may be delayed or terminated, as parties making claims against us may obtain injunctive or other equitable relief. As a result of patent infringement claims, or in order to avoid potential infringement claims, we may choose to seek, or be required to seek, a license from the third party, which may require payment of substantial royalties or fees, or require us to grant a cross-license under our intellectual property rights. These licenses may not be available on reasonable terms or at all. Even if a license can be obtained on reasonable terms, the rights may be nonexclusive, which would give our competitors access to the same intellectual property rights. If we are unable to enter into a license on acceptable terms, we could be prevented from commercializing one or more of our therapeutic candidates, or forced to modify such therapeutic candidates, or to cease some aspect of our business operations, which could harm our business significantly.

We might also be forced to redesign or modify our therapeutic candidates so that we no longer infringe the third-party intellectual property rights, which may result in significant cost or delay to us, or which redesign or modification could be impossible or technically infeasible. Even if we were ultimately to prevail, any of these events could require us to divert substantial financial and management resources that we would otherwise be able to devote to our business. Intellectual property litigation, regardless of its outcome, may cause negative publicity, adversely impact prospective customers, cause product shipment delays, or prohibit us from manufacturing, importing, marketing or otherwise commercializing our products, services and technology. In addition, if the breadth or strength of protection provided the patents and patent applications we own is threatened, it could dissuade companies from collaborating with us to license, develop or commercialize current or future therapeutic candidates.

Competitors may infringe our patents or other intellectual property. If we were to initiate legal proceedings against a third party to enforce a patent covering one of our therapeutic candidates, the defendant could counterclaim that our patent is invalid or unenforceable. In patent litigation in the United States and in Europe, defendant counterclaims alleging invalidity or unenforceability are commonplace. Grounds for a validity challenge could be an alleged failure to meet any of several statutory requirements, for example, lack of novelty, obviousness, lack of written description, or non-enablement. Third parties might allege unenforceability of our patents because during prosecution of the patent, an individual connected with such prosecution withheld relevant information or made a misleading statement. Interference or derivation proceedings provoked by third parties or brought by us or declared by the USPTO may be necessary to determine the priority of inventions with respect to our patents or patent applications. The outcome of proceedings involving assertions of invalidity and unenforceability during patent litigation is unpredictable. A court may decide that a patent right of ours is invalid or unenforceable, in whole or in part, construe the patent’s claims narrowly or refuse to stop the other party from using the technology at issue on the grounds that our patents do not cover the technology in question. With respect to the validity of patents, for example, we cannot be certain that there is no invalidating prior art of which we and the patent examiner were unaware during prosecution, but that an adverse third party may identify and submit in support of such assertions of invalidity. If a defendant were to prevail on a legal assertion of invalidity or unenforceability, we would lose at least part, and perhaps all, of the patent protection on our product candidate(s). Our patents and other intellectual property rights also will not protect our technology if competitors design around our protected technology without infringing our patents or other intellectual property rights.

Even if resolved in our favor, litigation or other legal proceedings relating to intellectual property claims may cause us to incur significant expenses and could distract our technical and management personnel from their normal responsibilities. In addition, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation. There could also be public announcements of the results of hearings, motions or other interim proceedings or developments, and if securities analysts or investors view these announcements in a negative light, the price of our common stock could be adversely affected. Such litigation or proceedings could substantially increase our operating losses and reduce our resources available for development activities. We may not have sufficient financial or other resources to adequately conduct such litigation or proceedings. Some of our competitors may be able to sustain the costs of such litigation or proceedings more effectively than we can because of their substantially greater financial resources. Uncertainties resulting from the initiation and continuation of patent litigation or other proceedings could have an adverse effect on our ability to compete in the marketplace.

We may not identify relevant third-party patents or may incorrectly interpret the relevance, scope or expiration of a third-party patent, which might adversely affect our ability to develop, manufacture and market our therapeutic candidates.

We cannot guarantee that any of our patent searches or analyses, including but not limited to the identification of relevant patents, analysis of the scope of relevant patent claims or determination of the expiration of relevant patents, are complete or thorough, nor can we be certain that we have identified each and every third-party patent and pending application in the United States, Europe and elsewhere that is relevant to or necessary for the commercialization of our therapeutic candidates in any jurisdiction. For example, in the United States, applications filed before November 29, 2000 and certain applications filed after that date that will not be filed outside the United States remain confidential until patents issue. Patent applications in the United States, the European Union and elsewhere are published approximately 18 months after the earliest filing for which priority is claimed, with such earliest filing date being commonly referred to as the priority date. Therefore, patent applications covering our therapeutic candidates could be filed by others without our knowledge. Additionally, pending patent applications that have been published can, subject to certain limitations, be later amended in a manner that could cover our therapeutic candidates or the use of our therapeutic candidates. After issuance, the scope of patent claims remains subject to construction as determined by an interpretation of the law, the written disclosure in a patent and the patent’s prosecution history. Our interpretation of the relevance or the scope of a patent or a pending application may be incorrect, which may negatively impact our ability to market our therapeutic candidates. We may incorrectly determine that our therapeutic candidates are not covered by a third-party patent or may incorrectly predict whether a third party’s pending application will issue with claims of relevant scope. Our determination of the expiration date of any patent in the United States, the European Union or elsewhere that we consider relevant may be incorrect, which may negatively impact our ability to develop and market our therapeutic candidates. Our failure to identify and correctly interpret relevant patents may negatively impact our ability to develop and market our therapeutic candidates, if approved.

If we fail to identify or correctly interpret relevant patents, we may be subject to infringement claims. We cannot guarantee that we will be able to successfully settle or otherwise resolve such infringement claims. If we fail in any such dispute, in addition to being forced to pay monetary damages, we may be temporarily or permanently prohibited from commercializing our therapeutic candidates. If we are found to infringe a third party’s valid and enforceable intellectual property rights, we could be required to obtain a license from such third party to continue developing, manufacturing and marketing our therapeutic candidates and technology. Under any such license, we would most likely be required to pay various types of fees, milestones, royalties or other amounts. Moreover, we may not be able to obtain any required license on commercially reasonable terms or at all, and if such an instance arises, our ability to commercialize our therapeutic candidates may be impaired or delayed, which could in turn significantly harm our business. Parties making claims against us may also seek and obtain injunctive or other equitable relief, which could effectively block our ability to further develop and commercialize our therapeutic candidates. We might, if possible, also be forced to redesign our therapeutic candidates in a manner that no longer infringes third-party intellectual property rights. Any of these events, even if we were ultimately to prevail, could require us to divert substantial financial and management resources that we would otherwise be able to devote to our business.

Changes in patent laws or patent jurisprudence could diminish the value of patents in general, thereby impairing our ability to protect our therapeutic candidates.

As is the case with other biotechnology companies, our success is heavily dependent on intellectual property, particularly patents. Obtaining and enforcing patents in the biotechnology and pharmaceutical industries involve both technological and legal complexity. Therefore, obtaining and enforcing biotechnology and pharmaceutical patents is costly, time-consuming and inherently uncertain. In addition, the Leahy-Smith America Invents Act (AIA), which was passed in September 2011, resulted in significant changes to the U.S. patent system.

An important change introduced by the AIA is that, as of March 16, 2013, the United States transitioned from a “first-to-invent” to a “first-to-file” system for deciding which party should be granted a patent when two or more patent applications are filed by different parties claiming the same invention. Under a “first-to-file”

system, assuming the other requirements for patentability are met, the first inventor to file a patent application generally will be entitled to a patent on the invention regardless of whether another inventor had made the invention earlier. A third party that files a patent application in the USPTO after that date but before us could therefore be awarded a patent covering an invention of ours even if we made the invention before it was made by the third party. This will require us to be cognizant going forward of the time from invention to filing of a patent application and be diligent in filing patent applications, but circumstances could prevent us from promptly filing patent applications on our inventions.

Among some of the other changes introduced by the AIA are changes that limit where a patentee may file a patent infringement suit and provide opportunities for third parties to challenge any issued patent in the USPTO. This applies to all U.S. patents, even those issued before March 16, 2013. Because of a lower evidentiary standard in USPTO proceedings compared to the evidentiary standard in U.S. federal courts necessary to invalidate a patent claim, a third party could potentially provide evidence in a USPTO proceeding sufficient for the USPTO to hold a claim invalid even though the same evidence would be insufficient to invalidate the claim if first presented in a district court action.

Accordingly, a third party may attempt to use the USPTO procedures to invalidate our patent claims that would not have been invalidated if first challenged by the third party as a defendant in a district court action. It is not clear what, if any, impact the AIA will have on the operation of our business. However, the AIA and its implementation could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of our issued patents.

We may become involved in opposition, interference, derivation, inter partes review, post-grant review or other proceedings challenging our patent rights, and the outcome of any proceedings are highly uncertain. An adverse determination in any such proceeding could reduce the scope of, or invalidate, our patent rights, allow third parties to commercialize our technology or products and compete directly with us, without payment to us, or result in our inability to manufacture or commercialize products without infringing third-party patent rights.

In addition, on June 1, 2023, the European Union Patent Package (EU Patent Package) regulations were implemented with the goal of providing a single pan-European Unitary Patent and a new European Unified Patent Court (UPC) for litigation involving European patents. As a result, all European patents, including those issued prior to ratification of the EU Patent Package, now by default automatically fall under the jurisdiction of the UPC, unless otherwise opted out. It is uncertain how the UPC will impact granted European patents in the biotechnology and pharmaceutical industries. Our European patent applications, if issued, could be challenged in the UPC. During the first seven years of the UPC’s existence, the UPC legislation allows a patent owner to opt its European patents out of the jurisdiction of the UPC. We may decide to opt out our future European patents from the UPC, but doing so may preclude us from realizing the benefits of the UPC. Moreover, if we do not meet all of the formalities and requirements for opt-out under the UPC, our current or future European patents could remain under the jurisdiction of the UPC. The UPC will provide our competitors with a new forum to centrally revoke our European patents, and allow for the possibility of a competitor to obtain pan-European injunction. Such a loss of patent protection could have a material adverse impact on our business and our ability to commercialize our technology and our therapeutic candidates due to increased competition and, resultantly, on our business, financial condition, results of operations and prospects. The UPC and Unitary Patent are significant changes in European patent practice. As the UPC is a new court system, there is no precedent for the court, increasing the uncertainty of any litigation in the UPC.

Additionally, the U.S. Supreme Court has ruled on several patent cases in recent years either narrowing the scope of patent protection available in certain circumstances or weakening the rights of patent owners in certain situations, and there are other open questions under patent law that courts have yet to decisively address. We cannot predict how decisions by the federal courts, the U.S. Congress or the USPTO may impact the value of our patent rights. For example, the Supreme Court of the United States held in Amgen v. Sanofi (2023) that a functionally claimed genus was invalid for failing to comply with the enablement requirement of the Patent Act. In addition, the Federal circuit recently issued a decision, In re Cellect, LLC (2023) involving the interaction of patent term adjustment (PTA), terminal disclaimers, and obvious-type double patenting which may affect the patent term of any issued patents that rely on any PTA. Depending on future actions by the U.S. Congress, the U.S. courts, the USPTO and the relevant law-making bodies in other countries, the laws and regulations governing patents could change in unpredictable ways that would weaken our ability to obtain new patents or to enforce our existing patents and patents that we might obtain in the future. In the 2013 case Assoc. for Molecular Pathology v. Myriad Genetics, Inc., for instance, the U.S. Supreme Court held that certain claims to DNA molecules are not patentable. While we do not believe that any of the patents owned or licensed by us will be found invalid based on this decision, we cannot predict how future decisions by the courts, the U.S. Congress or the USPTO may impact the value of our patents. For example, the Inflation Reduction Act (IRA) passed by Congress authorizes the Secretary of the Department of HHS to negotiate prices directly with participating manufacturers for selected medicines covered by Medicare even if these medicines are protected by an existing patent. For small molecule medicines, the process begins seven years after initial approval by the FDA. While we do not believe that the IRA or its effects will impact our ability to obtain patents in the near future, we cannot be certain whether it will affect our patent strategy in the long run. Additionally, in July 2025, the FDA announced its intent to increase transparency by publicly releasing portions of Complete Response Letters (CRLs) issued to drug and biologic sponsors. While the FDA has stated that confidential information will be protected, it remains unclear how such disclosures will be implemented. Because CRLs often contain specific observations about study design, clinical endpoints, chemistry, manufacturing, and controls (CMC) data, or other proprietary information, any public release could unintentionally disclose information that competitors may use to infer proprietary aspects of our therapeutic candidates or platform technologies. This could compromise the confidentiality of our trade secrets and know-how or facilitate third-party efforts to design around or challenge the validity, enforceability, or scope of our patents, or accelerate the development of generics or biosimilars. If we are required to modify or limit the information shared with the FDA to mitigate such risks, it could increase costs, slow our regulatory interactions, or delay product approval timelines. In addition to increasing uncertainty with regard to our ability to obtain patents in the future, this combination of events has created uncertainty with respect to the value of patents, once obtained. In addition, the European patent system is relatively stringent in the type of amendments that are allowed during prosecution, but the complexity and uncertainty of European patent laws has also increased in recent years. Complying with these laws and regulations could limit our ability to obtain new patents in the future that may be important for our business.

In addition, the U.S. federal government retains certain rights in inventions produced with its financial assistance under the Patent and Trademark Law Amendments Act (Bayh-Dole Act). The federal government retains a “nonexclusive, nontransferable, irrevocable, paid-up license” for its own benefit. The Bayh-Dole Act also provides federal agencies with “march-in rights.” March-in rights allow the government, in specified circumstances, to require the contractor or successors in title to the patent to grant a “nonexclusive, partially exclusive, or exclusive license” to a “responsible applicant or applicants.” If the patent owner refuses to do so, the government may grant the license itself. If, in the future, we co-own or license in technology which is critical to our business that is developed in whole or in part with federal funds subject to the Bayh-Dole Act, our ability to enforce or otherwise exploit patents covering such technology may be adversely affected.

Obtaining and maintaining our patent protection depends on compliance with various procedural, document submission, fee payment and other requirements imposed by governmental patent agencies, and our patent protection could be reduced or eliminated for non-compliance with these requirements.

The USPTO, European and other patent agencies require compliance with a number of procedural, documentary, fee payment and other similar provisions during the patent application process. In addition, periodic maintenance and annuity fees on any issued patent are due to be paid to the USPTO, European and other patent agencies over the lifetime of the patent. While an inadvertent failure to make payment of such fees or to comply with such provisions can in many cases be cured by additional payment of a late fee or by other means in accordance with the applicable rules, there are situations in which non-compliance with such provisions will result in the abandonment or lapse of the patent or patent application, and the partial or complete loss of patent rights in the relevant jurisdiction. Non-compliance events that could result in abandonment or lapse of a patent or patent application include failure to respond to official actions within prescribed time limits, non-payment of fees and failure to properly legalize and submit formal documents within prescribed time limits. If we fail to maintain the patents and patent applications covering our therapeutic candidates or if we otherwise allow our patents or patent applications to be abandoned or lapse, it can create opportunities for competitors to enter the market, which would hurt our competitive position and could impair our ability to successfully commercialize our therapeutic candidates in any indication for which they are approved.

We enjoy only limited geographical protection with respect to certain patents, and we may not be able to protect our intellectual property rights throughout the world.

Filing, prosecuting and defending patents covering our therapeutic candidates in all countries throughout the world would be prohibitively expensive, and even in countries where we have sought protection for our intellectual property, such protection can be less extensive than those in the United States. The requirements for patentability may differ in certain countries, particularly developing countries, and the breadth of patent claims allowed can be inconsistent. In addition, the laws of some foreign countries do not protect intellectual property rights to the same extent as federal and state laws in the United States. In-licensing patents covering our therapeutic candidates in all countries throughout the world may similarly be prohibitively expensive, if such opportunities are available at all. And in-licensing or filing, prosecuting and defending patents even in only those jurisdictions in which we develop or commercialize our therapeutic candidates may be prohibitively expensive or impractical. Competitors may use our technologies in jurisdictions where we have not obtained patent protection or licensed patents to develop their own products and, further, may export otherwise infringing products to territories where we have patent protection, but where enforcement is not as strong as that in the United States or the European Union. These products may compete with our therapeutic candidates, and our patents or other intellectual property rights may not be effective or sufficient to prevent them from competing.

In addition, we may decide to abandon national and regional patent applications while they are still pending. The grant proceeding of each national or regional patent is an independent proceeding which may lead to situations in which applications may be rejected by the relevant patent office, while substantively similar applications are granted by others. For example, relative to other countries, China has a heightened requirement for patentability and specifically requires a detailed description of medical uses of a claimed drug. Furthermore, generic drug manufacturers or other competitors may challenge the scope, validity or enforceability of our patents, requiring us to engage in complex, lengthy and costly litigation or other proceedings. Generic drug manufacturers may develop, seek approval for and launch generic versions of our products. It is also quite common that depending on the country, the scope of patent protection may vary for the same product candidate or technology.

The laws of some jurisdictions do not protect intellectual property rights to the same extent as the laws or regulations in the United States and the European Union, and many companies have encountered significant difficulties in protecting and defending proprietary rights in such jurisdictions. Moreover, the legal systems of certain countries, particularly certain developing countries, do not favor the enforcement of patents, trade secrets or other forms of intellectual property, particularly those relating to biotechnology products, which could make it difficult for us to prevent competitors in some jurisdictions from marketing competing products in violation of our proprietary rights generally. Proceedings to enforce our patent rights in foreign jurisdictions, whether or not successful, are likely to result in substantial costs and divert our efforts and attention from other aspects of our business, and additionally could put at risk our patents of being invalidated or interpreted narrowly, could increase the risk of our patent applications not issuing, or could provoke third parties to assert claims against us. We may not prevail in any lawsuits that we initiate, while damages or other remedies may be awarded to the adverse party, which may be commercially significant. If we prevail, damages or other remedies awarded to us, if any, may not be commercially meaningful. Accordingly, our efforts to enforce our intellectual property rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that we develop. Furthermore, while we intend to protect our intellectual property rights in our expected significant markets, we cannot ensure that we will be able to initiate or maintain similar efforts in all jurisdictions in which we may wish to market our therapeutic candidates. Accordingly, our efforts to protect our intellectual property rights in such countries may be inadequate, which may have an adverse effect on our ability to successfully commercialize our therapeutic candidates in all of our expected significant foreign markets. If we encounter difficulties in protecting, or are otherwise precluded from effectively protecting, the intellectual property rights important for our business in such jurisdictions, the value of these rights may be diminished and we may face additional competition in those jurisdictions.

In some jurisdictions including European Union countries, compulsory licensing laws compel patent owners to grant licenses to third parties. In addition, some countries limit the enforceability of patents against government agencies or government contractors. In these countries, the patent owner may have limited remedies, which could materially diminish the value of such patent. If we are forced to grant a license to third parties under patents relevant to our business, or if we are prevented from enforcing patent rights against third parties, our competitive position may be substantially impaired in such jurisdictions.

Moreover, geo-political actions in the United States and in foreign countries could increase the uncertainties and costs surrounding the prosecution or maintenance of our patent applications or those of any current or future licensors and the maintenance, enforcement or defense of our issued patents or those of any current or future licensors. For example, the United States and foreign government actions related to Russia’s conflict with Ukraine may limit or prevent filing, prosecution, and maintenance of patent applications in Russia. Government actions may also prevent maintenance of issued patents in Russia. These actions could result in abandonment or lapse of any future patents or patent applications that we may file in Russia, resulting in partial or complete loss of patent rights in Russia. Consequently, we may not be able to prevent third parties from practicing our inventions in all countries outside the United States, or from selling or importing products made using our inventions in and into the United States or other jurisdictions. Competitors may use our technologies in jurisdictions where we have not obtained patent protection to develop their own products and may export otherwise infringing products to territories where we have patent protection, but enforcement rights are not as strong as those in the United States. These products may compete with our therapeutic candidates and our patents or other IP rights may not be effective or sufficient to prevent them from competing.

Further, many foreign countries could threaten to impose retaliatory measures that may adversely impact our intellectual property rights in those countries. For example, on March 14, 2025, Brazil enacted Law No. 15. 122/2025 (known as the Economic Reciprocity Law), which provides a framework that allows for the suspension of obligations related to foreign entities’ intellectual property rights. Additionally, changes in US trade policy, including the imposition of new or increased tariffs as well as retaliatory measures by other countries, could adversely affect our patent strategy, such as where we choose to file, maintain, or enforce our patents. Also, if we are required to move our research or manufacturing activities to new regions, this may expose us to jurisdictions with weaker intellectual property enforcement, differing patent eligibility standards, or greater risk of compulsory licensing. These factors could compromise the protection or value of our proprietary technologies, including our core patents and related know-how.

Patent terms may not protect our competitive position on our therapeutic candidates for an adequate amount of time.

The term of any individual patent depends on applicable law in the country where the patent is granted. In the United States, provided all maintenance fees are timely paid, a patent generally has a term of 20 years from its application filing date or earliest claimed non-provisional filing date. Extensions may be available under certain circumstances, but the life of a patent and, correspondingly, the protection it affords is limited. We may also be required to disclaim a portion of a patent term in order to overcome double patenting rejections from the patent office, thus potentially shortening our exclusivity period. Even if we obtain patents covering our therapeutic candidates, when the terms of all patents covering a product expire, our business may become subject to competition from competitive products, including generic versions of our products. Given the amount of time required for the development, testing and regulatory review and approval of new therapeutic candidates, patents protecting such candidates may expire before or shortly after such candidates are commercialized. As a result, our patent portfolio may not provide us with sufficient rights to exclude others from commercializing products similar or identical to ours.

If we do not obtain patent term extension in the United States under the Hatch-Waxman Act and in foreign countries under similar legislation, thereby potentially extending the term of marketing exclusivity for our therapeutic candidates, our business may be harmed.

In the United States, a patent that covers an FDA-approved drug or biologic may be eligible for a term extension designed to restore the period of the patent term that is lost during the premarket regulatory review process conducted by the FDA. Depending upon the timing, duration and conditions of FDA marketing approval of our therapeutic candidates, one or more of our U.S. patents may be eligible for limited patent term extension under the Drug Price Competition and Patent Term Restoration Act of 1984 (Hatch-Waxman Act), which permits a patent term extension of up to five years for a patent covering an approved product as compensation for effective patent term lost during product development and the FDA regulatory review process. A patent term extension cannot extend the remaining term of a patent beyond a total of 14 years from the date of product approval, and only claims covering such approved drug product, a method for using it or a method for manufacturing it may be extended. In the European Union, patent covering our therapeutic candidates may be eligible for term extensions based on similar legislation. In either jurisdiction, however, we may not receive a patent term extension if we fail to apply within applicable deadlines, fail to apply prior to expiration of relevant patents or otherwise fail to satisfy applicable requirements. Even if we are granted such extension, the duration of such extension may be less than our request. If we are unable to obtain a patent term extension, or if the length of any such extension is less than our request, the period during which we can enforce our patent rights for that product will be in effect shortened and our competitors may obtain approval to market competing products sooner. The resulting reduction in revenue from applicable products could be substantial.

Our proprietary rights may not adequately protect our technologies and therapeutic candidates, and do not necessarily address all potential threats to our competitive advantage.

The degree of future protection afforded by our intellectual property rights is uncertain because intellectual property rights have limitations, and may not adequately protect our business, or permit us to maintain our competitive advantage. The following examples are illustrative:

•	others may be able to make products that are the same as or similar to our therapeutic candidates but that are not covered by the claims of the patents that we own, will own or will license;

•

others, including inventors or developers of our patented technologies who may become involved with competitors, may independently develop similar technologies that function as alternatives or replacements for any of our technologies without infringing our intellectual property rights;

•	we might not have been the first to conceive and reduce to practice the inventions covered by the patents or patent applications that we own, will own, or will license;

•	we might not have been the first to file patent applications covering certain inventions of the patents or patent applications that we own, or will own or will license;

•	it is possible that our pending patent applications will not result in issued patents;

•	it is possible that there are prior public disclosures that could invalidate our patents;

•	issued patents that we own may not provide us with any competitive advantage, or may be held invalid or unenforceable, as a result of legal challenges by our competitors;

•

our competitors might conduct research and development activities in countries where we do not have patent rights, or in countries where research and development safe harbor laws exist, and then use the information learned from such activities to develop competitive products for sale in our major commercial markets;

•	ownership, validity or enforceability of our patents or patent applications may be challenged by third parties; and

•	the patents of third parties or pending or future applications of third parties, if issued, may have an adverse effect on our business.

If we are unable to protect the confidentiality of our trade secrets, our business and competitive position would be harmed.

In addition to seeking patent protection for certain aspects of our technology, we also consider trade secrets, including confidential and unpatented know-how, important to the maintenance of our competitive position. We protect trade secrets and confidential and unpatented know-how, in part, by entering into non-disclosure and confidentiality agreements with parties who have access to such knowledge, such as our employees, corporate collaborators, outside scientific collaborators, CROs, contract manufacturers, consultants, advisors and other third parties. We also enter into confidentiality and invention or patent assignment agreements with our employees and consultants that obligate them to maintain confidentiality and assign their inventions to us. We cannot guarantee that we have entered into such agreements with each party that may have or have had access to our trade secrets or technology and processes or that the assignment agreements that have been entered into are self-executing. Despite these efforts, any of these parties may breach the agreements and disclose our proprietary information, including our trade secrets, or claim ownership in intellectual property that we believe is owned by us. Monitoring unauthorized uses and disclosures of our intellectual property is difficult, and we do not know whether the steps we have taken to protect our intellectual property will be effective. In addition, we may not be able to obtain adequate remedies for such breaches. Enforcing a claim that a party illegally disclosed or misappropriated a trade secret is difficult, expensive and time-consuming, and the outcome is unpredictable. In addition, some courts in the United States and certain foreign jurisdictions are less willing or unwilling to protect trade secrets.

Moreover, our competitors or other third parties may independently develop knowledge, methods and know-how equivalent to our trade secrets or seek to reverse engineer our technology for which we do not have patent protection. If any of our trade secrets were to be lawfully obtained or independently developed by a competitor or other third parties, we would have no right to prevent them from using that technology or information to compete with us. If any of our trade secrets were to be disclosed to or independently developed by a competitor, our competitive position would be harmed. We may need to share our proprietary information, including trade secrets, with our current and future business partners, collaborators, contractors and others located in countries at heightened risk of theft of trade secrets, including through direct intrusion by private parties or foreign actors, and those affiliated with or controlled by state actors. As a result, we may encounter significant problems in protecting and defending our intellectual property both in the United States and abroad. The failure to obtain or maintain trade secret protection could adversely affect our competitive business position.

We are also subject both in the United States and outside the United States to various regulatory schemes regarding requests for the information we provide to regulatory authorities, which may include, in whole or in part, trade secrets or confidential commercial information. While we are likely to be notified in advance of any disclosure of such information and would likely object to such disclosure, there can be no assurance that our challenge to the request would be successful. Any of the foregoing could have a material adverse effect on our business, financial condition, results of operations and prospects.

If our trademarks and trade names are not adequately protected, then we may not be able to build name recognition in our markets of interest and our business may be adversely affected.

If our trademarks and trade names are not adequately protected, then we may not be able to build name recognition in our markets of interest and our business may be adversely affected. We may not be able to protect our rights to these trademarks and trade names, which we need to build name recognition among potential partners or customers in our markets of interest. At times, competitors may adopt trade names or trademarks similar to ours, thereby impeding our ability to build brand identity and possibly leading to market confusion. In addition, there could be potential trade name or trademark infringement claims brought by owners of other registered trademarks or trademarks that incorporate variations of our unregistered trademarks or trade names. Over the long term, if we are unable to successfully register our trademarks and trade names and establish name recognition based on our trademarks and trade names, then we may not be able to compete effectively and our business may be adversely affected. Our efforts to enforce or protect our proprietary rights related to trademarks, trade secrets, domain names, copyrights or other intellectual property may be ineffective and could result in substantial costs and diversion of resources and could adversely impact our financial condition or results of operations.

We may need to license intellectual property from third parties, and such licenses may not be available or may not be available on commercially reasonable terms.

The growth of our business may depend in part on our ability to acquire or in-license proprietary rights. For example, our programs may involve therapeutic candidates that may require the use of proprietary rights held by third parties. Our therapeutic candidates may also require specific formulations to work effectively and efficiently.

These formulations may be covered by intellectual property rights held by others. We may develop products containing our compositions and pre-existing pharmaceutical compositions. These pharmaceutical products may be covered by intellectual property rights held by others. We may be required by the FDA, EMA or other foreign regulatory authorities to provide a companion diagnostic test or tests with our therapeutic candidates. These diagnostic test or tests may be covered by intellectual property rights held by others. We may be unable to acquire or in-license any relevant third-party intellectual property rights that we identify as necessary or important to our business operations. We may fail to obtain any of these licenses at a reasonable cost or on reasonable terms, if at all, which would harm our business. We may need to cease use of the compositions or methods covered by such third-party intellectual property rights and may need to seek to develop alternative approaches that do not infringe on such intellectual property rights which may entail additional costs and development delays, even if we were able to develop such alternatives, which may not be feasible. Even if we are able to obtain a license under such intellectual property rights, any such license may be non-exclusive, which may allow our competitors access to the same technologies licensed to us.

We may in the future enter into license agreements with others that may advance our existing or future research or allow commercialization of our existing or future therapeutic candidates. These licenses may not provide exclusive rights to use such intellectual property and technology in all relevant fields of use and in all territories in which we may wish to develop or commercialize our technology and products in the future.

In addition, subject to the terms of any such license agreements, we may not have the right to control the preparation, filing, prosecution, maintenance, enforcement, and defense of patents and patent applications covering the technology that we license from third parties. In such an event, we cannot be certain that these patents and patent applications will be prepared, filed, prosecuted, maintained, enforced, and defended in a manner consistent with the best interests of our business. If our future licensors fail to prosecute, maintain, enforce, and defend such patents or patent applications, or lose rights to those patents or patent applications, the rights we may license may be reduced or eliminated, and our right to develop and commercialize any of our therapeutic candidates that are subject of such licensed rights could be adversely affected.

Our future licensors may rely on third-party consultants or collaborators or on funds from third parties such that our future licensors are not the sole and exclusive owners of the patents we in-license. If other third parties have ownership rights to our future in-licensed patents, they may be able to license such patents to our competitors, and our competitors could market competing products and technology. This could have a material adverse effect on our competitive position, business, financial conditions, results of operations, and prospects.

It is possible that we may be unable to obtain licenses at a reasonable cost or on reasonable terms, if at all. Even if we are able to obtain a license, it may be non-exclusive, thereby giving our competitors access to the same technologies licensed to us. In that event, we may be required to expend significant time and resources to redesign our technology, therapeutic candidates, or the methods for manufacturing them or to develop or license replacement technology, all of which may not be feasible on a technical or commercial basis. If we are unable to do so, we may be unable to develop or commercialize the affected therapeutic candidates, which could harm our business, financial condition, results of operations, and prospects significantly. We cannot provide any assurances that third-party patents do not exist which might be enforced against our current technology, manufacturing methods, therapeutic candidates, or future methods or products resulting in either an injunction prohibiting our manufacture or future sales, or, with respect to our future sales, an obligation on our part to pay royalties and/or other forms of compensation to third parties, which could be significant.

Disputes may arise between us and our future licensors regarding intellectual property subject to a license agreement, including:

•	the scope of rights granted under the license agreement and other interpretation-related issues;

•	whether and the extent to which our technology and processes infringe on intellectual property of the licensor that is not subject to the licensing agreement;

•	our right to sublicense patents and other rights to third parties;

•	our diligence obligations under the license agreement and what activities satisfy those diligence obligations;

•	our right to transfer or assign the license;

•	the inventorship and ownership of inventions and know-how resulting from the joint creation or use of intellectual property by our future licensors and us and our partners; and

•	the priority of invention of patented technology.

In addition, the agreements under which we may license intellectual property or technology from third parties may be complex, and certain provisions in such agreements may be susceptible to multiple interpretations. The resolution of any contract interpretation disagreement that may arise could narrow what we believe to be the scope of our rights to the relevant intellectual property or technology, or increase what we believe to be our financial or other obligations under the relevant agreement, either of which could have a material adverse effect on our business, financial condition, results of operations, and prospects. Moreover, if disputes over intellectual property that we license in the future prevent or impair our ability to maintain our licensing arrangements on commercially acceptable terms, we may be unable to successfully develop and commercialize the affected therapeutic candidates, which could have a material adverse effect on our business, financial conditions, results of operations, and prospects.

In spite of our best efforts, our future licensors might conclude that we materially breached our license agreements and might therefore terminate the license agreements, thereby removing our ability to develop and commercialize products and technology covered by these license agreements. If these in-licenses are terminated, or if the underlying patents fail to provide the intended exclusivity, competitors would have the freedom to seek regulatory approval of, and to market, products identical to ours. This could have a material adverse effect on our competitive position, business, financial conditions, results of operations, and prospects.

From time to time, we may be required to license technologies relating to our therapeutic research programs from additional third parties to further develop or commercialize our therapeutic candidates. Should we be required to obtain licenses to any third-party technology, including any such patents required to manufacture, use or sell our therapeutic candidates, such licenses may not be available to us on commercially reasonable terms, or at all. The inability to obtain any third-party license required to develop or commercialize any of our therapeutic candidates could cause us to abandon any related efforts, which could seriously harm our business and operations.

Any future collaborations that we enter into may not be successful. The success of our collaboration arrangements will depend heavily on the efforts and activities of our collaborators. Collaborations are subject to numerous risks, which may include that:

•	collaborators have significant discretion in determining the efforts and resources that they will apply to collaborations;

•

collaborators may not pursue development and commercialization of our products or may elect not to continue or renew development or commercialization programs based on trial or test results, changes in their strategic focus due to the acquisition of competitive products, availability of funding or other external factors, such as a business combination that diverts resources or creates competing priorities;

•	collaborators could independently develop, or develop with third parties, products that compete directly or indirectly with our products or therapeutic candidates;

•

a collaborator with marketing, manufacturing and distribution rights to one or more products may not commit sufficient resources to or otherwise not perform satisfactorily in carrying out these activities;

•	we could grant exclusive rights to our collaborators that would prevent us from collaborating with others;

•

collaborators may not properly maintain or defend our intellectual property rights or may use our intellectual property or proprietary information in a way that gives rise to actual or threatened litigation that could jeopardize or invalidate our intellectual property or proprietary information or expose us to potential liability;

•

disputes may arise between us and a collaborator that causes the delay or termination of the research, development or commercialization of our therapeutic candidates or that results in costly litigation or arbitration that diverts management attention and resources;

•	collaborations may be terminated, and, if terminated, may result in a need for additional capital to pursue further development or commercialization of the applicable therapeutic candidates;

•

collaborators may own or co-own intellectual property covering our products that results from our collaborating with them, and in such cases, we would not have the exclusive right to develop or commercialize such intellectual property; and

•	a collaborator’s sales and marketing activities or other operations may not be in compliance with applicable laws resulting in civil or criminal proceedings.

We may be subject to claims that our employees, consultants or independent contractors have wrongfully used or disclosed confidential information of their former employers or other third parties.

We do and may employ individuals who were previously employed at universities or other biotechnology or pharmaceutical companies, including our competitors or potential competitors. Although we seek to protect our ownership of intellectual property rights by ensuring that our agreements with our employees, consultants, collaborators, independent contractors and other third parties with whom we do business include provisions requiring such parties to assign rights in inventions to us and to not use the know-how or confidential information of their former employer or other third parties, we may be subject to claims that we or our employees, consultants, collaborators or independent contractors have inadvertently or otherwise used or disclosed know-how or confidential information of their former employers or other third parties. We may also be subject to claims that former employers or other third parties have an ownership interest in our patents. Litigation may be necessary to defend against these claims. There is no guarantee of success in defending these claims, and if we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable personnel or intellectual property rights, such as exclusive ownership of, or right to use, valuable intellectual property, which could result in customers seeking other sources for the technology, or in ceasing from doing business with us. Such intellectual property rights could be awarded to a third party, and we could be required to obtain a license from such third party to commercialize our technology or product candidate. Such a license may not be available on commercially reasonable terms or at all. Even if we are successful, litigation could result in substantial cost and reputational loss and be a distraction to our management and other employees. Moreover, any such litigation or the threat thereof may adversely affect our reputation, our ability to form strategic alliances or sublicense our rights to collaborators, engage with scientific advisors or hire employees or consultants, each of which would have an adverse effect on our business, results of operations and financial condition.

We may become subject to claims challenging the inventorship or ownership of our patents and other intellectual property.

We may be subject to claims that former employees, collaborators or other third parties have an interest in our patents or other intellectual property as an inventor or co-inventor. The failure to name the proper inventors on a patent application can result in the patents issuing thereon being unenforceable. Inventorship disputes may arise from conflicting views regarding the contributions of different individuals named as inventors, the effects of foreign laws where foreign nationals are involved in the development of the subject matter of the patent, conflicting obligations of third parties involved in developing our therapeutic candidates or as a result of questions regarding co-ownership of potential joint inventions. Litigation may be necessary to resolve these and other claims challenging inventorship and/or ownership. Alternatively, or additionally, we may enter into agreements to clarify the scope of our rights in such intellectual property. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights, such as exclusive ownership of, or right to use, valuable intellectual property. Such an outcome could have a material adverse effect on our business. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management and other employees.

In addition, while it is our policy to require our employees and contractors who may be involved in the conception or development of intellectual property to execute agreements assigning such intellectual property to us, we may be unsuccessful in executing such an agreement with each party who, in fact, conceives or develops intellectual property that we regard as our own. The assignment of intellectual property rights may not be self-executing, or the assignment agreements may be breached, and we may be forced to bring claims against third parties, or defend claims that they may bring against us, to determine the ownership of what we regard as our intellectual property. Such claims could have a material adverse effect on our business, financial condition, results of operations, and prospects.

Our use of open source software could impose limitations on our ability to commercialize our therapeutic candidates.

We may use open source software in the future that contains modules licensed for use from third-party authors under open source licenses. Some of the software may be provided under license arrangements that allow use of the software for research or other non-commercial purposes. As a result, in the future, as we seek to use our platform in connection with commercially available products, we may be required to license that software under different license terms, which may not be possible on commercially reasonable terms, if at all. If we are unable to license software components on terms that permit its use for commercial purposes, we may be required to replace those software components, which could result in delays, additional cost and/or additional regulatory approvals.

Use and distribution of open source software may entail greater risks than use of third-party commercial software, as open source licensors generally do not provide warranties or other contractual protections regarding infringement claims or the quality of the software code. Some open source licenses contain requirements that we make available source code for modifications or derivative works we create based upon the type of open source software we use. If we combine our proprietary software with open source software in a certain manner, we could, under certain of the open source licenses, be required to release the source code of our proprietary software to the public. This could allow our competitors to create similar products with lower development effort and time, and ultimately could result in a loss of product sales for us. Although we monitor our use of open source software, the terms of many open source licenses have not been interpreted by U.S. courts, and there is a risk that those licenses could be construed in a manner that could impose unanticipated conditions or restrictions on our ability to commercialize our therapeutic candidates. We could be required to seek licenses from third parties in order to continue offering our therapeutic candidates, to re-engineer our therapeutic candidates or to discontinue the sale of our therapeutic candidates in the event re-engineering cannot be accomplished on a timely basis, any of which could materially and adversely affect our business, financial condition, results of operations and prospects.

Risks related to our industry and business

We are subject to various federal, state and foreign healthcare laws and regulations, which could increase compliance costs, and our failure to comply with these laws and regulations could harm our results of operations and financial condition.

Our business operations and current and future arrangements with investigators, healthcare professionals, consultants, third-party payors and customers expose us to broadly applicable foreign, federal and state fraud and abuse and other healthcare laws and regulations. These laws may constrain the business or financial arrangements and relationships through which we conduct our operations, including how we research, market, sell and distribute any products for which we obtain marketing approval. Such laws include:

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the federal Anti-Kickback Statute prohibits, among other things, individuals or entities from knowingly and willfully offering, paying, soliciting or receiving remuneration, directly or indirectly, overtly or covertly, in cash or in kind to induce or in return for purchasing, leasing, ordering or arranging for or recommending the purchase, lease or order of any item or service reimbursable under Medicare, Medicaid or other federal healthcare programs. A person or entity does not need to have actual knowledge of this statute or specific intent to violate it in order to have committed a violation;

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the federal civil False Claims Act, prohibits, among other things, any individual or entity from knowingly presenting, or causing to be presented, a false or fraudulent claim for payment of government funds, or knowingly making, using or causing to be made or used a false record or statement material to a false or fraudulent claim, or from knowingly making a false statement to avoid, decrease or conceal an obligation to pay money to the federal government. In addition, a claim that includes items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the civil False Claims Act;

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the federal Health Insurance Portability and Accountability Act of 1996 (HIPAA), created additional federal criminal statutes that prohibit, among other things, knowingly and willfully executing a scheme to defraud any healthcare benefit program, including private third-party payors and knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false, fictitious or fraudulent statement in connection with the delivery of or payment for healthcare benefits, items or services. Similar to the U.S. federal Anti-Kickback Statute, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation;

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HIPAA and its implementing regulations, imposes obligations on covered entities, including certain healthcare providers, health plans, and healthcare clearinghouses, and their respective business associates that create, receive, maintain or transmit individually identifiable health information for or on behalf of a covered entity as well as their covered subcontractors, with respect to safeguarding the privacy, security and transmission of individually identifiable health information.

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the federal Civil Monetary Penalties Law, which prohibits, among other things, the submission of false or fraudulent claims, the employment or contracting of an excluded individual or entity, and offering or transferring remuneration to a federal healthcare beneficiary that a person knows or should know is likely to influence the beneficiary’s selection of a particular provider, practitioner, or supplier of reimbursable items or services.

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the federal Physician Payments Sunshine Act requires certain manufacturers of drugs, devices, biologics and medical supplies for which payment is available under Medicare, Medicaid or the Children’s Health Insurance Program, with specific exceptions, to report annually to the Centers for Medicare & Medicaid Services (CMS) information related to payments or other transfers of value made during the previous year to physicians (defined to include doctors, dentists, optometrists, podiatrists and chiropractors), certain other health care providers including, among others, physician assistants and nurse practitioners, and teaching hospitals, and applicable manufacturers and applicable group purchasing organizations to report annually to CMS ownership and investment interests held during the previous year by such physicians and their immediate family members;

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analogous state and foreign laws and regulations, such as state anti-kickback and false claims laws, may apply to sales or marketing arrangements and claims involving healthcare items or services reimbursed by non-governmental third-party payors, including private insurers;

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some state laws require biotechnology companies to comply with the biotechnology industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government and may require drug manufacturers to report information related to payments and other transfers of value to physicians and other healthcare providers or marketing expenditures; and

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some state and local laws require identification or licensing of pharmaceutical sales representatives; and some state laws that require biotechnology companies to report information on the pricing of certain drug products.

A more detailed description of these laws can be found in the “Other U.S. healthcare laws and compliance requirements” section of Government Regulation. Efforts to ensure that our current and future business arrangements with third parties will comply with applicable healthcare laws and regulations will involve ongoing substantial costs. It is possible that governmental authorities will conclude that our business practices may not comply with current or future statutes, regulations or case law involving applicable fraud and abuse or other healthcare laws and regulations. If our operations are found to be in violation of any of these laws or any other governmental regulations that may apply to us, we may be subject to significant penalties, including civil, criminal and administrative penalties, damages, fines, disgorgement, imprisonment, exclusion from participation in government funded healthcare programs, such as Medicare and Medicaid, integrity oversight and reporting obligations, contractual damages, reputational harm, diminished profits and future earnings and the curtailment or restructuring of our operations. Defending against any such actions can be costly, time-consuming and may require significant financial and personnel resources. Therefore, even if we are successful in defending ourselves against any such actions that may be brought against us, our business may be impaired. Further, if any of the physicians or other healthcare providers or entities with whom we expect to do business is found to be not in compliance with applicable laws, they may be subject to significant criminal, civil or administrative sanctions, including exclusions from government funded healthcare program.

Recently enacted legislation, future legislation and healthcare reform measures may increase the difficulty and cost for us to commercialize our therapeutic candidates and may affect the prices we may set.

In the United States and some foreign jurisdictions, there have been, and we expect there will continue to be, a number of legislative and regulatory changes and proposed changes to the healthcare system, including cost-containment measures that may reduce or limit coverage and reimbursement for newly approved drugs and affect our ability to profitably sell any therapeutic candidates for which we obtain marketing approval. In particular, there have been and continue to be a number of initiatives at the U.S. federal and state levels that seek to reduce healthcare costs and improve the quality of healthcare.

For example, in March 2010, the Patient Protection and Affordable Care Act (ACA) was enacted in the United States, which substantially changed the way healthcare is financed by both governmental and private insurers, expanded access to health insurance, and significantly affected the pharmaceutical industry.

Since its enactment, there have been executive, judicial and Congressional challenges and amendments to certain aspects of the ACA. For example, on July 4, 2025, the One Big Beautiful Bill Act (OBBBA) was signed into law, which narrowed access to ACA marketplace exchange enrollment and declined to extend the ACA enhanced advanced premium tax credits that expired at the end of 2025, which, among other provisions in the law, are anticipated to reduce the number of Americans with health insurance. The OBBBA also is expected to reduce Medicaid spending and enrollment by implementing work requirements for some beneficiaries, capping state-directed payments, reducing federal funding, and limiting provider taxes used to fund the program. Congress is considering proposed legislation intended to further reduce healthcare costs with alternatives to replace the expired ACA subsidies. It is possible that the ACA will be subject to additional challenges in the future. It is unclear how such challenges and the healthcare reform measures of the current administration will impact the ACA.

In addition, other legislative changes have been proposed and adopted since the ACA was enacted. These changes included aggregate reductions to Medicare payments to providers, which went into effect on April 1, 2013 and, due to subsequent legislative amendments to the statute, will remain in effect through 2032. The current administration is pursuing policies to reduce regulations and expenditures across government agencies including at HHS, the FDA, CMS and related agencies. These actions, presently directed by executive orders or memoranda from the Office of Management and Budget, may propose policy changes that create additional uncertainty for our business. For example, the current administration has announced agreements with pharmaceutical companies that require the drug manufacturers to offer, through a direct-to-consumer platform (TrumpRx), U.S. patients and Medicaid programs prescription drug Most-Favored Nation pricing equal to or lower than those paid in other developed nations, with additional mandates for direct-to-patient discounts and repatriation of foreign revenues. Other recent actions, for example, include (1) directing agencies to reduce agency workforce and cut programs; (2) directing HHS and other agencies to lower prescription drug costs through a variety of initiatives; (3) imposing tariffs on certain imported pharmaceutical products; and (4) as part of the Make America Healthy Again Commission’s Strategy Report released in September 2025, working across government agencies to increase enforcement on direct-to-consumer pharmaceutical advertising. Additionally, the current administration recently called on Congress to enact “The Great Healthcare Plan,” to codify and expand Most-Favored Nation pricing, lower government subsidies to private insurance companies, increase healthcare price transparency, expand pharmaceutical drugs available for over-the-counter purchase, and enact restrictions on pharmacy benefit manager payment methodologies, among other things. These actions and policies may significantly reduce U.S. drug prices, potentially impacting manufacturers’ global pricing strategies and profitability, while increasing their operational costs and compliance risks. In June 2024, in Loper Bright Enterprises v. Raimondo, the U.S. Supreme Court greatly reduced judicial deference to regulatory agencies, which could increase successful legal challenges to federal regulations affecting our operations. Congress may introduce and ultimately pass health care related legislation that could impact the drug approval process and make changes to the Medicare Drug Price Negotiation Program.

Individual states in the United States have also become increasingly active in implementing regulations designed to control pharmaceutical product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing. Some states have also enacted legislation creating so-called prescription drug affordability boards, which ultimately may attempt to impose price limits on certain drugs in these states. In addition, regional healthcare authorities and individual hospitals are increasingly using bidding procedures to determine which drugs and suppliers will be included in their healthcare programs. Furthermore, there has been increased interest by third party payors and governmental authorities in reference pricing systems and publication of discounts and list prices.

We expect that these new laws and other healthcare reform measures that may be adopted in the future, may result in additional reductions in Medicare reimbursement and other healthcare funding, more rigorous coverage criteria, new payment methodologies and additional downward pressure on the price that we receive for any approved product. Any reduction in reimbursement from Medicare or other government programs may result in a similar reduction in payments from private payors. The implementation of cost containment measures or other healthcare reforms may prevent us from being able to generate revenue, attain profitability or commercialize our therapeutic candidates, if approved.

If product liability lawsuits are brought against us, we may incur substantial liabilities and may be required to limit commercialization of our products.

We face an inherent risk of product liability as a result of the clinical trials of our therapeutic candidates and will face an even greater risk if we commercialize our therapeutic candidates for which we obtain marketing approval. For example, we may be sued if our therapeutic candidates allegedly cause injury or are found to be otherwise unsuitable during product testing, manufacturing, marketing or sale. Any such product liability claims may include allegations of defects in manufacturing, defects in design, a failure to warn of dangers inherent in the product candidate, negligence, strict liability and a breach of warranties. Claims may be brought against us by clinical trial participants, patients or others using, administering or selling products that may be approved in the future. Claims could also be asserted under state consumer protection acts.

If we cannot successfully defend ourselves against product liability claims, we may incur substantial liabilities or be required to limit or cease the commercialization of our products. Even a successful defense would require significant financial and management resources. Regardless of the merits or eventual outcome, liability claims may result in:

•	decreased demand for our products;

•	injury to our reputation and significant negative media attention;

•	withdrawal of clinical trial participants;

•	costs to defend the related litigation;

•	a diversion of our management’s time and our resources;

•	substantial monetary awards to trial participants or patients;

•	product recalls, withdrawals or labeling, marketing or promotional restrictions;

•	significant negative financial impact;

•	the inability to commercialize our therapeutic candidates; and

•	a decline in our stock price.

We currently hold approximately $5.0 million in product liability insurance coverage in the aggregate. We may need to increase our insurance coverage as we expand our clinical trials or if we commence commercialization of our therapeutic candidates. Insurance coverage is increasingly expensive. Our inability to obtain and retain sufficient product liability insurance at an acceptable cost to protect against potential product liability claims could prevent or inhibit the commercialization of our therapeutic candidates. Although we will maintain such insurance, any claim that may be brought against us could result in a court judgment or settlement in an amount that is not covered, in whole or in part, by our insurance or that is in excess of the limits of our insurance coverage. Our insurance policies will also have various exclusions, and we may be subject to a product liability claim for which we have no coverage. We may have to pay any amounts awarded by a court or negotiated in a settlement that exceed our coverage limitations or that are not covered by our insurance, and we may not have, or be able to obtain, sufficient capital to pay such amounts.

We and any of our current or future collaborators will be required to report to regulatory authorities if any of our approved products cause or contribute to adverse medical events, and any failure to do so would result in sanctions that would materially harm our business.

If we or any of our current or future collaborators are successful in commercializing our products, the FDA and foreign regulatory authorities would require that we and such collaborators report certain information about adverse medical events if those products may have caused or contributed to those adverse events. The timing of our obligation to report would be triggered by the date we become aware of the adverse event as well as the nature of the event. We, our CROs and any of our current or future collaborators may fail to report adverse events within the prescribed timeframe. If we, our CROs or any of our current or future collaborators fail to comply with such reporting obligations, the FDA or a foreign regulatory authority could take action, including criminal prosecution, the imposition of civil monetary penalties, seizure of our products or delay in approval or clearance of future products.

We will need to expand our organization, and we may experience challenges in managing this growth as we build our capabilities, which could disrupt our operations.

As of June 1, 2026, we had 103 full-time employees. We will need to expand our organization, and we may have difficulty identifying, hiring and integrating new personnel. Future growth would impose significant additional responsibilities on our management, including the need to identify, recruit, maintain, motivate and integrate additional employees, consultants and contractors. Also, our management may need to divert a disproportionate amount of its attention away from our day-to-day activities and devote a substantial amount of time to managing these growth activities. We may not be able to effectively manage the expansion of our operations, which may result in weaknesses in our infrastructure, give rise to operational mistakes, loss of business opportunities, loss of employees and reduced productivity among remaining employees. Our expected growth could require significant capital expenditures and may divert financial resources from other projects, such as the development of therapeutic candidates. If our management is unable to effectively manage our growth, our expenses may increase more than expected, our ability to generate and/or grow revenues could be reduced, and we may not be able to implement our business strategy. Our future financial performance and our ability to commercialize our therapeutic candidates and compete effectively will depend, in part, on our ability to effectively manage any future growth.

Our future success depends on our ability to retain our key personnel and to attract, retain and motivate qualified personnel.

Our industry has experienced a high rate of turnover of management personnel in recent years. We are highly dependent on our executive officers, as well as the other members of our management, scientific and clinical teams. Although we have formal employment agreements with our executive officers and key employees, these agreements do not prevent them from terminating their employment with us at any time and, for certain of our executive officers, entitle them to receive severance payments in connection with their voluntary resignation of employment for good reason, as defined in the employment agreements. Additional details regarding these arrangements can be found in the section titled “Executive and director compensation—Employment arrangements with our named executive officers.”

If we lose one or more of our executive officers or key employees, our ability to implement our business strategy successfully could be seriously harmed. Furthermore, replacing our executive officers and key employees may be difficult and may take an extended period of time because of the limited number of individuals in our industry with the breadth of highly specialized skills and experience required to develop, gain regulatory approval of and commercialize our therapeutic candidates successfully. Competition to hire from this limited pool is intense, and we may be unable to hire, train, retain or motivate these additional key personnel on acceptable terms given the competition among numerous biopharmaceutical and biotechnology companies for similar personnel. We also experience competition for the hiring of scientific and clinical personnel from universities and research institutions. In addition, we rely on consultants and advisors, including scientific and clinical advisors, to assist us in formulating our research and development and commercialization strategy. Our consultants and advisors may be engaged by entities other than us and may have commitments under consulting or advisory contracts with other entities that may limit their availability to us. If we are unable to continue to attract and retain high quality personnel, our ability to advance the clinical development of and commercialize therapeutic candidates will be limited.

We and the third parties with whom we work are subject to stringent and evolving U.S. and foreign laws, regulations, and rules, contractual obligations, industry standards, policies and other obligations related to data privacy and security. Our (or the third parties with whom we work) actual or perceived failure to comply with such obligations could lead to regulatory investigations or actions; litigation (including class claims) and mass arbitration demands; fines and penalties; disruptions of our business operations; reputational harm; loss of revenue or profits; and other adverse business consequences.

In the ordinary course of business, we, and third parties with whom we work, collect, receive, store, process, generate, use, transfer, disclose, make accessible, protect, secure, dispose of, transmit, and share (collectively, process) personal data and other sensitive information, including data we collect about trial participants in connection with clinical trials, biometric information, and other sensitive data (collectively, sensitive information). The global data protection landscape is rapidly evolving, and our data processing activities subject us to numerous data privacy and security obligations, such as various laws, regulations, guidance, industry standards, external and internal privacy and security policies, contractual requirements, and other obligations relating to data privacy and security.

In the United States, federal, state, and local governments have enacted numerous data privacy and security laws, including data breach notification laws, personal data privacy laws, consumer protection laws (e.g., Section 5 of the Federal Trade Commission Act), and other similar laws (e.g., wiretapping laws). For example, at the federal level, HIPAA imposes specific requirements relating to the privacy, security, and transmission of individually identifiable protected health information. We may obtain health information from third parties, such as research institutions with which we collaborate, that are subject to privacy and security requirements under HIPAA. Although we are not directly subject to HIPAA, we could potentially be subject to criminal penalties if we, our affiliates, or our agents knowingly receive individually identifiable health information maintained by a HIPAA-covered entity in a manner that is not authorized or permitted by HIPAA, and subject to other civil and/or criminal penalties if we obtain, use, or disclose information in a manner not permitted by other privacy and data security and consumer protection laws.

Numerous U.S. states have enacted comprehensive privacy laws that impose certain obligations on covered businesses, including providing specific disclosures in privacy notices, affording residents with certain rights concerning their personal data and requiring covered business to enter into contracts with their service providers that process personal data. As applicable, such rights may include the right to know, access, correct, or delete certain personal data, and to opt-out of certain data processing activities, such as targeted advertising, certain profiling, and certain automated decision-making. The exercise of these rights may impact our business and ability to provide our products and services. Certain states also impose stricter requirements for processing certain personal data, including sensitive information, such as conducting data privacy impact assessments or requiring opt-in consent from a consumer. These state laws may allow for statutory fines for noncompliance and empower the state attorneys general to enforce. For example, the California Consumer Privacy Act of 2018, as amended by the California Privacy Rights Act (collectively, the CCPA), applies to personal information of consumers, business representatives, and employees who are California residents, and requires regulated businesses to provide specific disclosures in privacy notices and honor requests of such individuals to exercise certain privacy rights. The CCPA provides for significant fines for intentional violation and allows private litigants affected by certain data breaches to recover significant statutory damages, allows for enforcement by the California attorney general, and created the California Privacy Protection Agency, which can bring administrative enforcement actions. The CCPA and other comprehensive U.S. state privacy laws exempt some data processed in the context of clinical trials, but these developments may further complicate compliance efforts, and increase legal risk and compliance costs for us and the third parties with whom we work. Similar laws are being considered in several other states, as well as at the federal and local levels, and we expect more states to pass similar laws in the future. Health-specific consumer privacy laws were also passed in multiple states, including Washington and Nevada. For example, Washington State enacted the Washington My

Health My Data Act, which broadly defines consumer health data, creates a private right of action to allow individuals to sue for violations of the law, imposes stringent consent requirements, and grants consumers certain rights with respect to their health data, including to request deletion of their information. These laws and regulations are constantly evolving and may impose limitations on our business activities. We use identity verification technologies in connection with employee timekeeping that may subject us to biometric privacy laws.

Outside the United States, an increasing number of laws, regulations, and industry standards govern data privacy and security. For example, the European Union’s General Data Protection Regulation (EU GDPR), the United Kingdom’s Data Protection Act 2018 and the EU GDPR as retained in UK law pursuant to the European Union (Withdrawal) Act 2018 (UK GDPR) (collectively, GDPR), Australia’s Privacy Act, and China’s Personal Information Protection Law (PIPL) impose strict requirements for processing personal data. For example, under the GDPR, companies may face temporary or definitive bans on data processing and other corrective actions; fines of up to 20 million euros under the EU GDPR, 17.5 million pounds sterling under the UK GDPR or, in each case, 4% of worldwide annual turnover of the preceding financial year, whichever is greater; or private litigation related to processing of personal data brought by classes of data subjects or consumer protection organizations authorized at law to represent their interests. In Canada, the Personal Information Protection and Electronic Documents Act (PIPEDA) and various related provincial laws, as well as Canada’s Anti-Spam Legislation (CASL), apply to our operations. The Swiss Federal Act on Data Protection, or the FADP, also applies to the collection and processing of personal data, including health-related information, by companies located in Switzerland, or in certain circumstances, by companies located outside of Switzerland.

In the EU, there is a strong focus on cyber resilience with multiple laws regulating resilience and incident response capabilities that directly impact pharmaceutical companies, including the EU Network and Information Security Directive (NIS2) which applies to entities carrying out research and development activities of medicinal products and other healthcare sector activities. This imposes obligations to have in place cybersecurity risk management measures, including incident response planning, supply chain security, encryption, and access controls, and timely reporting of significant cyber incidents to national authorities. Non-compliance with NIS2 may result in administrative fines up to at least €10 million or 2% of the total worldwide annual turnover of the preceding fiscal year (whichever is higher) for entities classified as “essential,” and up to at least €7 million or 1.4% of such turnover (whichever is higher) for entities classified as “important.” Notably, senior management can be held personally liable for cybersecurity failures.

Our employees and personnel use artificial intelligence (AI) to perform their work, and the use of personal data in AI technologies is subject to evolving AI-specific regulations and various privacy laws and other privacy obligations. Governments have passed and are likely to pass additional laws and regulations regulating AI and/or automated decision-making technologies. Our use of this technology could result in additional compliance costs, regulatory investigations and actions, and lawsuits. Compliance with AI laws and regulations will likely be an increasing and substantial cost in the future.

In the ordinary course of business, we transfer personal data from Europe and other jurisdictions to the United States or other countries. The EU and other jurisdictions have enacted laws requiring safeguards for the transfer of personal data to other countries. In particular, the EU and other member states of the European Economic Area (EEA) and the United Kingdom (UK) require such safeguards for the transfer of personal data to the United States and other countries whose privacy laws they generally believe are inadequate. Other jurisdictions may adopt or have already adopted similarly stringent cross-border data transfer laws.

There are currently various mechanisms that we could use to lawfully transfer personal data from the EEA and UK to the United States in compliance with law, such as the EU standard contractual clauses, the UK’s International Data Transfer Agreement / Addendum. We may also in the future use the EU-U.S. Data Privacy Framework and the UK extension thereto (which allow for transfers to relevant U.S.-based organizations who self-certify compliance and participate in the Framework). These mechanisms can be subject to legal challenges, and there is no assurance that we can satisfy or continue or rely on these measures to lawfully transfer personal data to the United States.

If there is no lawful manner for us to transfer personal data from the EEA, the UK or other jurisdictions to the United States, or if the requirements for a legally-compliant transfer are too onerous, we could face significant adverse consequences, including the interruption or degradation of our operations, the need to relocate part of or all of our business or data processing activities to other jurisdictions (such as in the EEA or UK) at significant expense, increased exposure to regulatory actions, substantial fines and penalties, the inability to transfer data and work with partners, vendors and other third parties, and injunctions against our processing or transferring of personal data necessary to operate our business. Additionally, companies that transfer personal data out of the EEA and UK to other jurisdictions, particularly to the United States, are subject to increased scrutiny from European regulators, individual litigants, and activist groups. Some EU regulators have ordered certain companies to suspend or permanently cease certain transfers out of the EU for allegedly violating the GDPR’s cross-border data transfer limitations.

Additionally, the U.S. Department of Justice issued a rule entitled the Preventing Access to U.S. Sensitive Personal Data and Government-Related Data by Countries of Concern or Covered Persons, which places additional restrictions on certain data transactions involving access to bulk U.S. sensitive personal data or government-related data by countries of concern (i.e., China, Russia, Iran, North Korea, Venezuela and Cuba) and covered persons that may impact certain business activities such as vendor engagements, sale or sharing of data, employment of certain individuals, and investor agreements. Violations of the rule could lead to significant civil and criminal fines and penalties. The rule applies regardless of whether data is anonymized, key-coded, pseudonymized, de-identified or encrypted, which presents particular challenges for companies like ours and may impact our ability to transfer data in connection with certain transactions or agreements. Non-compliance with the DSP could result in significant civil or criminal penalties, which could materially adversely affect our business, results of operations, and financial condition.

The Federal Trade Commission (FTC) also sets expectations for taking appropriate steps to safeguard consumers’ personal information, and providing a level of privacy or security commensurate to promises made to individuals. The FTC expects a company’s data privacy and security measures to be reasonable and appropriate in light of the sensitivity and volume of customer information it holds, the size and complexity of its business, and the cost of available tools to improve security and reduce vulnerabilities. Failure to meet these standards, or failure to comply with a company’s own privacy commitments to individuals, may constitute unfair or deceptive acts or practices in violation of Section 5 of the FTC Act. The FTC also has the power to enforce the Health Breach Notification Rule, which imposes notification obligations on companies for breaches of certain health information contained in personal health records. Enforcement by the FTC under the FTC Act and Health Breach Notification Rule can result in civil penalties or enforcement actions.

In addition to data privacy and security laws, we are subject to industry standards and, we are, and may become in the future, subject to additional obligations. We are also bound by contractual obligations related to data privacy and security, and our efforts to comply with such obligations may not be successful. For example, certain privacy laws, such as the GDPR and the CCPA, to the extent they apply, require us to impose specific contractual restrictions on companies that process data at our direction (e.g., our service providers). We also publish privacy policies, marketing materials, whitepapers, and other statements concerning data privacy and security. Regulators in the United States and Europe are increasingly scrutinizing these statements, and if these policies, materials or statements are found to be deficient, lacking in transparency, deceptive, unfair, misleading, or misrepresentative of our practices, we may be subject to investigation or enforcement actions by regulators or experience other adverse consequences.

Obligations related to data privacy and security are quickly changing, becoming increasingly stringent, and creating uncertainty. Additionally, these obligations may be subject to differing applications and interpretations, which may be inconsistent or conflict among jurisdictions. Preparing for and complying with these obligations requires us to devote significant resources, which may necessitate changes to our services, information technologies, systems, and practices and to those of any third parties that process personal data on our behalf. Our business model materially depends on our ability to process personal data through our CROs, so we are particularly exposed to the risks associated with the rapidly changing legal landscape. For example, we may be at heightened risk of regulatory scrutiny, and any changes in the regulatory framework could require us to fundamentally change our business model.

We may at times fail (or be perceived to have failed) in our efforts to comply with our data privacy and security obligations. Moreover, despite our efforts, our personnel or third parties with whom we work may fail to comply with such obligations, which could negatively impact our business operations. If we or the third parties with whom we work fail, or are perceived to have failed, to address or comply with applicable data privacy and security obligations, we could face significant consequences, including but not limited to: government enforcement actions (e.g., investigations, fines, penalties, audits, inspections, and similar); litigation (including class-action claims) and mass arbitration demands; additional reporting requirements and/or oversight; bans or restrictions on processing personal data; orders to destroy or not use personal data; and imprisonment of company officials.

Any of these events could have a material adverse effect on our reputation, business, or financial condition, including but not limited to: loss of customers; interruptions or stoppages in our business operations (including, as relevant, clinical trials); inability to process personal data or to operate in certain jurisdictions; limited ability to develop or commercialize our products; expenditure of time and resources to defend any claim or inquiry; adverse publicity; or substantial changes to our business model or operations.

If our information technology systems, the third parties with whom we work or our data, are or were compromised, we could experience adverse consequences resulting from such compromise, including but not limited to regulatory investigations or actions; litigation; fines and penalties; disruptions of our business operations; reputational harm; loss of revenue or profits; and other adverse consequences.

In the ordinary course of our business, we and the third parties with whom we work process personal information, sensitive information, and other confidential information, including proprietary and confidential business data, trade secrets, intellectual property, and sensitive third-party data. Cyber-attacks, malicious internet-based activity, online and offline fraud, and other similar activities threaten the confidentiality, integrity, availability, and security of our personal, sensitive, and confidential information and information technology systems, and those of the third parties with whom we work. Such threats are prevalent and continue to rise, are increasingly difficult to detect, and come from a variety of sources, including traditional computer “hackers,” threat actors, “hacktivists,” organized criminal threat actors, personnel (such as through theft or misuse), sophisticated nation states, and nation-state-supported actors.

Some actors now engage and are expected to continue to engage in cyber-attacks, including without limitation nation-state actors for geopolitical reasons and in conjunction with military conflicts and defense activities. During times of war and other major conflicts, we and the third parties with whom we work may be vulnerable to a heightened risk of these attacks, including retaliatory cyber-attacks, that could materially disrupt our systems and operations, supply chain, and ability to produce, sell and distribute our goods and services.

We and the third parties with whom we work are subject to a variety of evolving threats, including but not limited to social-engineering attacks (including through deep fakes, which may be increasingly more difficult to identify as fake, and phishing attacks), malicious code (such as viruses and worms), malware (including as a result of advanced persistent threat intrusions), denial-of-service attacks, credential stuffing attacks, credential harvesting, personnel misconduct or error, ransomware attacks, supply-chain attacks, software bugs, server malfunctions, software or hardware failures, loss of data or other information technology assets, adware, telecommunications failures, earthquakes, fires, floods, attacks enhanced or facilitated by AI, and other similar threats.

In particular, severe ransomware attacks are becoming increasingly prevalent and can lead to significant interruptions in our operations, ability to provide our products or services, loss of sensitive data and income, reputational harm, and diversion of funds. Extortion payments may alleviate the negative impact of a ransomware attack, but we may be unwilling or unable to make such payments due to, for example, applicable laws or regulations prohibiting such payments.

It may be difficult and/or costly to detect, investigate, mitigate, contain, and remediate a security incident. Our efforts to do so may not be successful. Actions taken by us or the third parties with whom we work to detect, investigate, mitigate, contain, and remediate a security incident could result in outages, data losses, and disruptions of our business. Threat actors may also gain access to other networks and systems after a compromise of our networks and systems. For example, threat actors may use an initial compromise of one part of our environment to gain access to other parts of our environment, or leverage a compromise of our networks or systems to gain access to the networks or systems of third parties with whom we work, such as through phishing or supply chain attacks. There can also be no assurance that our and our third-party service providers’, strategic partners’, contractors’, consultants’, CROs’ and collaborators’ cybersecurity risk management program and processes, including policies, controls or procedures, will be fully implemented, complied with or effective in protecting our systems, networks and Confidential Information.

Remote work has increased risks to our information technology systems and data, as more of our employees utilize network connections, computers and devices outside our premises or network, including working at home, while in transit and in public locations. Additionally, any integration of artificial intelligence in our or any third party’s operations, products or services is expected to pose new or unknown cybersecurity risks and challenges.

Future or past business transactions (such as acquisitions or integrations) could expose us to additional cybersecurity risks and vulnerabilities, as our systems could be negatively affected by vulnerabilities present in acquired or integrated entities’ systems and technologies. Furthermore, we may discover security issues that were not found during due diligence of such acquired or integrated entities, and it may be difficult to integrate companies into our information technology environment and security program.

We rely on third parties to operate critical business systems to process personal, sensitive, and confidential information in a variety of contexts, including, without limitation, cloud-based infrastructure, data center facilities, encryption and authentication technology, employee email, content delivery to customers, and other functions, including in connection with our clinical trial activities. Our ability to monitor these third parties’ information security practices is limited, and these third parties may not have adequate information security measures in place. If the third parties with whom we work experience a security incident or other interruption, we could experience adverse consequences. While we may be entitled to damages if the third parties with whom we work fail to satisfy their privacy or security-related obligations owed to us, any award may be insufficient to cover our damages, we may be unable to recover such award, or we may be alleged to have failed to monitor such parties in ways or manners that comply with applicable data privacy laws. In addition, supply-chain attacks have increased in frequency and severity, and we cannot guarantee that third parties’ infrastructure in our supply chain or that of the third parties with whom we work have not been compromised.

While we have implemented security measures designed to protect against security incidents, there can be no assurance that these measures will be effective. We take steps designed to detect, mitigate, and remediate vulnerabilities in our information systems (such as our hardware and/or software, including that of third parties with whom we work). We have not and may not in the future, however, detect and remediate all such vulnerabilities including on a timely basis. Further, we may experience delays in developing and deploying remedial measures and patches designed to address identified vulnerabilities. Vulnerabilities could be exploited and result in a security incident.

Any of the previously identified or similar threats have in the past and may in the future cause a security incident or other interruption that have in the past and may in the future result in unauthorized, unlawful, or accidental acquisition, modification, destruction, loss, alteration, encryption, disclosure of, or access to our personal, sensitive, and confidential information or our information technology systems, or those of the third parties with whom we work. A security incident or other interruption could disrupt our ability (and that of third parties with whom we work) to provide our products.

We may expend significant resources or modify our business activities (including our clinical trial activities) to try to protect against security incidents. Certain data privacy and security obligations require us to implement and maintain specific security measures or industry-standard or reasonable security measures to protect our information technology systems and sensitive information.

In the EU, the NIS2 regulates resilience and incident response capabilities of entities operating in a number of sectors, including the health sector. Non-compliance with NIS2 may result in administrative fines up to at least €10 million or 2% of the total worldwide annual turnover of the preceding fiscal year (whichever is higher) for entities classified as “essential,” and up to at least €7 million or 1.4% of such turnover (whichever is higher) for entities classified as “important.” Notably, senior management can be held personally liable for cybersecurity failures.

Applicable data privacy and security obligations may require us, or we may voluntarily choose, to notify (or cause our third party service provides to notify) relevant stakeholders, including affected individuals, customers, regulators, and investors, of security incidents, or to take other actions, such as providing credit monitoring and identity theft protection services. Such disclosures and related actions can be costly, and the disclosure or the failure to comply with such applicable requirements could lead to adverse consequences.

If we (or a third party with whom we work) experience a security incident or are perceived to have experienced a security incident, we may experience material adverse consequences, such as government enforcement actions (for example, investigations, fines, penalties, audits, and inspections); additional reporting requirements and/or oversight; restrictions on processing personal data, including sensitive information; litigation (including class claims); indemnification obligations; negative publicity; reputational harm; monetary fund diversions; diversion of management attention; interruptions in our operations (including availability of data); financial loss; and other similar harms.

Our contracts may not contain limitations of liability, and even where they do, there can be no assurance that limitations of liability in our contracts are sufficient to protect us from liabilities, damages, or claims related to our data privacy and security obligations. We cannot be sure that our insurance coverage will be adequate or sufficient to protect us from or to mitigate liabilities arising out of our privacy and security practices, that such coverage will continue to be available on commercially reasonable terms or at all, or that such coverage will pay future claims.

In addition to experiencing a security incident, third parties may gather, collect, or infer information about us from public sources, data brokers, or other means that reveals competitively sensitive details about our organization and could be used to undermine our competitive advantage or market position. Additionally, our personal sensitive or confidential information could be leaked, disclosed, or revealed as a result of or in connection with our employees’, personnel’s, or vendors’ use of generative AI technologies.

Our business could be affected by litigation, government investigations, and enforcement actions.

We currently operate in a number of jurisdictions in a highly regulated industry and we could be subject to litigation, government investigation and enforcement actions on a variety of matters in the United States or foreign jurisdictions, including, without limitation, intellectual property, regulatory, product liability, environmental, whistleblower, false claims, privacy, anti-kickback, anti-bribery, securities, commercial, breach of contract, employment and other claims and legal proceedings which may arise from conducting our business. Any determination that our operations or activities are not in compliance with existing laws or regulations could result in the imposition of fines, civil and criminal penalties, equitable remedies, including disgorgement, injunctive relief and/or other sanctions against us, and remediation of any such findings could have an adverse effect on our business operations.

Defense from and participation in legal proceedings, government investigations and enforcement actions can be expensive and time consuming. An adverse outcome resulting from any such proceeding, investigations or enforcement actions could result in significant damages awards, fines, penalties, exclusion from the federal healthcare programs, debarment, injunctive relief, product recalls, reputational damage and modifications of our business practices, which could have a material adverse effect on our business and results of operations.

We are subject to U.S. and certain foreign laws and regulations regarding anti-corruption, anti-bribery, export and import controls, sanctions and embargoes. We could face liability and other serious consequences for violations which can harm our business.

We are subject to anti-corruption laws and regulations, including the U.S. Foreign Corrupt Practices Act of 1977, as amended (FCPA), the U.S. domestic bribery statute contained in 18 U.S.C. § 201, the U.S. Travel Act and other state and national anti-bribery laws in the countries in which we may conduct activities in the future. Anti- corruption laws are interpreted broadly and generally prohibit companies and their employees, agents, contractors and other third-party collaborators from offering, promising, giving, or authorizing others to give anything of value, either directly or indirectly through third parties, to any person in the public or private sector to obtain or retain business. The FCPA also requires public companies to make and keep books and records that accurately and fairly reflect the transactions of the corporation and to devise and maintain an adequate system of internal accounting controls. We may engage third parties to sell our products or to obtain necessary permits, licenses, patent registrations, and other regulatory approvals outside the United States. We can be held liable for the corrupt or other illegal activities of our employees, agents, contractors, and other partners, even if we do not explicitly authorize or have actual knowledge of such activities. Any violation of the laws and regulations described above may result in substantial civil and criminal fines and penalties, imprisonment, the loss of export or import privileges, debarment, tax reassessments, breach of contract and fraud litigation, reputational harm, and other consequences.

We are also subject to export control and import laws and regulations, including the U.S. Export Administration Regulations, U.S. Customs regulations and various economic and trade sanctions regulations administered by the U.S. Treasury Department’s Office of Foreign Assets Controls. Compliance with applicable regulatory requirements regarding the export of our products may create delays in the introduction of our products in international markets or, in some cases, prevent the export of our products to some countries altogether.

Furthermore, U.S. export control laws and economic sanctions prohibit the provision of certain products and services to countries, governments and persons targeted by U.S. sanctions.

There is no certainty that all of our employees, agents, suppliers, manufacturers, contractors or collaborators will comply with all applicable anti-corruption, export and import control, and sanctions laws and regulations. Violations of these laws and regulations could result in fines, criminal sanctions against us, our officers, or our employees, the closing down of facilities, including those of our suppliers and manufacturers, requirements to obtain export licenses, cessation of business activities in sanctioned countries, implementation of compliance programs, and prohibitions on the conduct of our business. Any such violations could include prohibitions on our ability to offer our products in one or more countries as well as difficulties in manufacturing or continuing to develop our products, and could materially damage our reputation, our brand, our international expansion efforts, our ability to attract and retain employees, and our business, prospects, operating results and financial condition.

Our employees and independent contractors, including principal investigators, CROs, consultants and vendors, may engage in misconduct or other improper activities, including noncompliance with regulatory standards and requirements.

We are exposed to the risk that our employees and independent contractors, including principal investigators, CROs, consultants and vendors may engage in misconduct or other illegal activity. Misconduct by these parties could include intentional, reckless and/or negligent conduct or disclosure of unauthorized activities to us that violate: (i) the laws and regulations of the FDA and other similar regulatory requirements, including those laws that require the reporting of true, complete and accurate information to such authorities, (ii) manufacturing standards, including cGMP requirements, (iii) federal and state data privacy, security, fraud and abuse and other healthcare laws and regulations in the United States and abroad or (iv) laws that require the true, complete and accurate reporting of financial information or data. Activities subject to these laws also involve the improper use or misrepresentation of information obtained in the course of clinical trials, the creation of fraudulent data in our preclinical studies or clinical trials or illegal misappropriation of drug product, which could result in clinical holds, denial of marketing applications, withdrawal of regulatory approvals, regulatory sanctions, and criminal penalties, and could cause serious harm to our reputation. It is not always possible to identify and deter misconduct by employees and other third parties, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a noncompliance with applicable laws or regulations. In addition, we are subject to the risk that a person or government could allege or suspect fraud or other misconduct, even if none occurred. If any allegations or resulting investigations are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business and financial results, including, without limitation, the imposition of significant civil, criminal and administrative penalties, damages, monetary fines, disgorgements, possible exclusion from participation in Medicare, Medicaid and other federal healthcare programs, imprisonment, contractual damages, reputational harm, diminished profits and future earnings, additional reporting requirements and oversight if we become subject to a corporate integrity agreement or similar agreement to resolve allegations of non-compliance with these laws and curtailment of our operations, any of which could adversely affect our ability to operate our business and our results of operations.

Some of our manufacturers and suppliers are located in China, and U.S.-China trade tensions and restrictions on certain biotechnology companies could adversely affect our supply chain and operations.

Some of our manufacturers, suppliers and other third-party service providers are located in China. Trade tensions and geopolitical conflicts between the United States and China have escalated in recent years, and changes in laws, regulations, sanctions, export controls, tariffs (including uncertainty related to the enforceability thereof), import restrictions or other policies adopted by the United States, China or other jurisdictions could disrupt our supply chain, increase our costs, delay our development or manufacturing activities, or otherwise adversely affect our operations.

In addition, certain Chinese biotechnology companies and related service providers may become subject to U.S. trade restrictions, sanctions, or other regulatory limitations. For example, the U.S. BIOSECURE Act, enacted as part of the Fiscal Year 2026 National Defense Authorization Act, restricts U.S. government agencies from procuring or obtaining certain biotechnology equipment or services from designated “biotechnology companies of concern,” or BCCs, and from entering into, extending or renewing certain contracts with entities that use such equipment or services in the performance of U.S. government contracts. The BIOSECURE Act also restricts the use of certain federal funds for biotechnology equipment or services provided by BCCs.

It is possible some of our manufacturers, suppliers and other third-party service providers could be impacted by the legislation described above. If this occurs, we may be required to qualify alternative vendors, transfer activities to other facilities or service providers, amend or terminate existing arrangements, conduct additional development or validation work, or implement additional compliance controls, any of which could increase our costs, disrupt our operations, delay our development, and adversely affect our business and operations.

Our ability to use our net operating loss carryforwards and certain other tax attributes may be limited.

Our ability to utilize our net operating loss (NOL) carryforwards and certain other tax attributes depends on many factors, including our future income, which cannot be assured, and the impact of any tax reform legislation or proposals. Under current law, U.S. federal NOLs generated in tax years beginning after December 31, 2017 may be carried forward indefinitely, but the deductibility of such NOL carryforwards is limited to 80% of taxable income. It is uncertain if and to what extent various states will conform to U.S. federal income tax law.

As of December 31, 2025, we had federal NOL carryforwards of $116.4 million, respectively, and state NOL carryforwards of $87.9 million, respectively.

In addition, under Sections 382 and 383 of the Internal Revenue Code of 1986, as amended (the Code), and corresponding provisions of state law, if a corporation undergoes an “ownership change,” which is generally defined as a greater than 50 percentage point change, by value, in its equity ownership by “5-percent shareholders” over a three-year period, the corporation’s ability to use its pre-change NOL carryforwards, research and development credits and other tax attributes to offset its post-change income or taxes, as applicable, may be limited. The completion of this offering, together with any private placements and other transactions that have occurred since our inception, may trigger such ownership changes pursuant to Section 382 of the Code. We have not conducted a study to assess whether a change of control has occurred or whether there have been multiple changes of control since inception due to the significant complexity and cost associated with such a study. We may experience ownership changes as a result of subsequent shifts in our stock ownership, some of which may be outside of our control. If an ownership change occurs and our ability to use our NOL carryforwards or research and development credits is materially limited, it would harm our future results of operations by effectively increasing our future tax obligations.

We may be subject to adverse legislative or regulatory changes in tax laws, and there are uncertainties in the interpretation and application of existing, new and proposed tax laws and regulations, any of which could materially affect our tax obligations and effective tax rate.

The rules dealing with U.S. federal, state and local income taxation are constantly under review by persons involved in the legislative process and by the U.S. Internal Revenue Service (IRS) and the U.S. Treasury Department. Changes to tax laws (which changes may have retroactive application) could adversely affect our stockholders or us. In recent years, the Tax Cuts and Jobs Act, the Coronavirus Aid, Relief, and Economic Security Act, the Inflation Reduction Act and the OBBBA made many significant changes to U.S. tax laws. For example, the Tax Cuts and Jobs Act amended the Code to require that certain research and experimental expenditures be capitalized and amortized over five years if incurred in the United States or fifteen years if incurred in foreign jurisdictions for tax years beginning after December 31, 2021. However, the OBBBA eliminated the requirement to capitalize and amortize research and experimental expenditures incurred in the United States. Although the U.S. Congress has considered legislation that would defer, modify, or repeal the capitalization and amortization requirement for foreign research or experimental expenditures, there is no assurance that such changes will be made. If the requirement is not deferred, repealed, or otherwise modified, it may increase our cash taxes and effective tax rate. In addition, it is uncertain if and to what extent various states will conform to current federal tax law, or any newly enacted federal tax legislation. Changes in corporate tax rates, the realization of NOL carryforwards and other deferred tax assets relating to our operations, the taxation of foreign earnings, and the deductibility of expenses could have a material impact on the value of our deferred tax assets and could increase our future tax expense.

Investors’ expectations of our performance relating to environmental, social and governance factors may impose additional costs and expose us to new risks.

There is an increasing focus from certain investors, employees and other stakeholders concerning corporate responsibility, specifically related to environmental, social and governance factors. Some investors may use these factors to guide their investment strategies and, in some cases, may choose not to invest in us if they believe our policies relating to corporate responsibility are inadequate. Third-party providers of corporate responsibility ratings and reports on companies have increased to meet growing investor demand for measurement of corporate responsibility performance. The criteria by which companies’ corporate responsibility practices are assessed may change, which could result in greater expectations of us and cause us to undertake costly initiatives to satisfy such new criteria. If we elect not to or are unable to satisfy such new criteria, investors may conclude that our policies with respect to corporate responsibility are inadequate. We may face reputational damage in the event that our corporate responsibility procedures or standards do not meet the standards set by various constituencies.

Furthermore, if our competitors’ corporate responsibility performance is perceived to be greater than ours, potential or current investors may elect to invest with our competitors instead. In addition, in the event that we communicate certain initiatives and goals regarding environmental, social and governance matters, we could fail, or be perceived to fail, in our achievement of such initiatives or goals, or we could be criticized for the scope of such initiatives or goals. If we fail to satisfy the expectations of investors, employees and other stakeholders or our initiatives are not executed as planned, our reputation and financial results could be materially and adversely affected.

Risks related to this offering and ownership of our common stock

An active trading market for our common stock may not develop or be sustained.

Prior to this offering, there has been no public market for our common stock. We intend to apply to list our common stock on The Nasdaq Global Market under the symbol “ADRX.” We believe that upon the completion of this offering, we will meet the standards for listing on Nasdaq and the closing of this offering is contingent upon such listing. An active trading market for our common stock may never develop or be sustained following this offering. In addition, the initial price for our common stock in this offering will be determined through negotiations with the underwriters and may vary from the market price of our common stock following this offering. The lack of an active market may impair the value of your shares, your ability to sell your shares at the time you wish to sell them and the prices that you may obtain for your shares. Further, an inactive trading market for our common stock may also impair our ability to raise capital by selling shares of our common stock or enter into strategic partnerships and transactions by issuing our shares of our common stock as consideration. If an active trading market for our common stock does not develop, or is not sustained, you may not be able to sell your shares quickly or at the market price, or at all, and it may be difficult for you to sell your shares without depressing the market price for our common stock.

The trading price of our common stock may be volatile and you could lose all or part of your investment.

The trading price of our common stock after this offering is likely to be volatile. The stock market in general and the market for biopharmaceutical companies in particular have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. As a result of this volatility, you may not be able to sell your shares of our common stock at or above the initial public offering price. The market price for our common stock may be influenced by those factors discussed in this “Risk factors” section and many other factors, including:

•	timing and results of our preclinical studies and clinical trials or those of our competitors;

•	the costs and timing of manufacturing for our therapeutic candidates, including developing our own manufacturing capabilities;

•	the success of existing or new competitive therapies, products or technologies;

•	development of new therapeutic candidates that may address our markets and make our therapeutic candidates less attractive;

•	failure or discontinuation of any of our research or development programs;

•	changes in the level of expenses related to any of our research or development programs;

•	developments related to any existing or future collaborations;

•	the recruitment or departure of key personnel;

•	regulatory or legal developments in the United States and other countries;

•	announcements by us or our competitors of significant acquisitions, strategic partnerships, joint ventures, collaborations or capital commitments;

•	changes in the structure of healthcare payment systems;

•	the results of our efforts to discover, develop, acquire or in-license additional therapeutic candidates or products;

•	developments or disputes concerning patent applications, issued patents or other proprietary rights;

•	changes in failure to meet or exceed financial estimates and projections of the investment community or that we provide to the public;

•	actual or expected changes in estimates as to financial results, development timelines or recommendations by securities analysts;

•	announcement or expectation of additional financing efforts;

•	sales of our common stock by us, our executive officers, directors or principal stockholders, or others;

•	variations in our financial results or those of companies that are perceived to be similar to us;

•	market conditions in the pharmaceutical and biotechnology sectors;

•	general economic, industry and market conditions;

•	changes in accounting principles; and

•	the other factors described in this “Risk factors” section and elsewhere in this prospectus.

In addition, the stock market in general and the market for biopharmaceutical companies in particular have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to operating performance of the particular companies affected. Following price volatility, holders of securities may institute securities class action litigation against the issuer. If any of holders of our common stock were to bring such a lawsuit against us, we could incur substantial costs defending the lawsuit and the attention of our board of directors and senior management would be diverted from the operation of our business. Any adverse determination in litigation could also subject us to significant liabilities. Further, a decline in the financial markets and related factors beyond our control may cause the price of our common stock to decline rapidly and unexpectedly. If the market price of our common stock following this offering does not exceed the initial public offering price, you may not realize any return on, or you may lose some or all of your investment. Broad market and industry factors such as these could materially and adversely affect the market price of our common stock, regardless of our actual operating performance.

After this offering, our executive officers, directors and principal stockholders, if they choose to act together, will continue to have the ability to control or significantly influence all matters submitted to stockholders for approval.

Upon the closing of this offering, our executive officers, directors and stockholders who owned more than 5% of our outstanding common stock before this offering and their respective affiliates will, in the aggregate, hold approximately     % of our outstanding common stock (based on the number of shares of our outstanding common stock as of March 31, 2026 and assuming no purchase of shares in this offering by any of this group). As a result, if these stockholders choose to act together, they would be able to control or significantly influence all matters submitted to our stockholders for approval, as well as our management and affairs. For example, these persons, if they choose to act together, would control or significantly influence the election of directors, the composition of our management and approval of any merger, consolidation, sale of all or substantially all of our assets or other business combination that other stockholders may desire. The interests of these stockholders may not always coincide with your interests or the interests of other stockholders and they may act in a manner that advances their best interests and not necessarily of those of other stockholders, including seeking a premium value for their shares of our common stock. Any of these actions could adversely affect the market price of our common stock.

A significant portion of our total outstanding shares are eligible to be sold into the market in the near future, which could cause the market price of our common stock to drop significantly, even if our business is doing well.

Sales of a substantial number of shares of our common stock in the public market, or the perception in the market that the holders of a large number of stockholders intend to sell shares of our common stock, could reduce the market price of our common stock. After this offering, we will have      shares of our common stock outstanding (assuming no exercise of the underwriters’ option to purchase additional shares of our common stock). This includes the shares that we are selling in this offering, which may be resold in the public market immediately without restriction, unless purchased by our affiliates. Substantially all of the remaining      shares of our common stock initially will be restricted as a result of securities laws, market standoff provisions or lock-up agreements, but will become eligible to be sold after this offering as described in the section titled “Shares eligible for future sale.”

Moreover, after this offering, holders of an aggregate of      shares of our common stock will have rights, subject to specified conditions, to require us to file registration statements covering their shares or to include their shares in registration statements that we may file for ourselves or other stockholders, until such shares can otherwise be sold without restriction under Rule 144 under the Securities Act of 1933, as amended (the

Securities Act), or until the rights terminate pursuant to the terms of the investor rights agreement between us and such holders. We also intend to register all shares of our common stock subject to equity awards issued or reserved for future issuance under our equity compensation plans on a registration statement on Form S-8. Once we register these shares, they can be freely sold in the public market upon issuance, subject to volume limitations applicable to affiliates under Rule 144 under the Securities Act and the market standoff provisions and lock-up agreements described above. Any sales of securities by these stockholders could have a negative impact on the trading price of our common stock.

If you purchase our common stock in this offering, you will suffer immediate and substantial dilution of your investment.

The initial public offering price of our common stock is substantially higher than the net tangible book value per share of our outstanding common stock immediately after the closing of this offering. Based on an assumed initial public offering price of $     per share, which is the midpoint of the price range set forth on the cover page of this prospectus, you will experience immediate dilution of $     per share as of March 31, 2026, representing the difference between our pro forma as adjusted net tangible book value per share, after giving effect to this offering and the assumed initial public offering price. This dilution is due to our investors who purchased shares prior to this offering having paid a price for their shares that is substantially less than the price offered to the public in this offering, as well as the exercise of stock option awards granted to our employees. To the extent any outstanding option awards are exercised, you will experience further dilution. As a result of this dilution, investors purchasing our common stock in this offering may receive significantly less than the full purchase price that they paid for the shares purchased in this offering in the event of a liquidation. See the section titled “Dilution” for additional information.

Future sales and issuances of our securities, including pursuant to our equity incentive plans, may cause dilution to our stockholders or decrease our stock price.

We expect that significant additional capital may be necessary to continue our planned operations, including for expanding product development, conducting preclinical studies and clinical trials and commercializing our therapeutic candidates. We may seek additional capital through public or private equity or debt financings or other capital sources, which may include strategic collaborations and other strategic arrangements with third parties, to enable us to complete the development and potential commercialization of our therapeutic candidates. To the extent that we raise additional capital through the sale of equity or convertible debt securities, your ownership interest will be diluted, and the terms may include liquidation or other preferences that adversely affect your rights as a stockholder.

Pursuant to the 2026 Plan, our management is authorized to grant stock option awards and other equity-based awards to our employees, directors and consultants. Additionally, the number of shares of our common stock reserved for issuance under the 2026 Plan will automatically increase on January 1 of each calendar year, beginning on January 1, 2027 and continuing through and including January 1, 2036, by     % of the total number of shares of our capital stock outstanding on December 31 of the preceding calendar year, or a lesser number of shares determined by our board of directors. In addition, pursuant to the ESPP, the number of shares of our common stock reserved for issuance will automatically increase on January 1 of each calendar year, beginning on January 1, 2027 and continuing through and including January 1, 2036, by the lesser of (i)     % of the total number of shares of our capital stock outstanding on the last day of the calendar month before the date of the automatic increase, and (ii)      shares; provided that before the date of any such increase, our board of directors may determine that such increase will be less than the amount set forth in clauses (i) and (ii).

Unless our board of directors elects not to increase the number of shares available for future grant each year, our stockholders may experience additional dilution, which could cause our stock price to fall.

Participation in this offering by certain of our existing stockholders and/or their affiliated entities may reduce the public float for our common stock.

To the extent certain of our existing stockholders and their affiliated entities participate in this offering, such purchases would reduce the non-affiliate public float of our common stock, meaning the number of shares of our common stock that are not held by our affiliates. A reduction in the public float could reduce the number of shares that are available to be traded at any given time, thereby adversely impacting the liquidity of our common stock and depressing the price at which you may be able to sell shares of our common stock purchased in this offering.

We are an emerging growth company and a smaller reporting company and the reduced disclosure requirements applicable to emerging growth companies and smaller reporting companies may make our common stock less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act, and may remain an emerging growth company until the last day of the fiscal year following the fifth anniversary of the closing of this offering. However, if certain events occur prior to the end of such five-year period, including if we become a “large accelerated filer,” our annual gross revenues exceed $1.235 billion or we issue more than $1.0 billion of non-convertible debt in any three-year period, we will cease to be an emerging growth company prior to the end of such five-year period. For so long as we remain an emerging growth company, we are permitted and intend to rely on exemptions from certain disclosure requirements that are applicable to other public companies that are not emerging growth companies. These exemptions include:

•

being permitted to provide only two years of audited financial statements, in addition to any required unaudited interim financial statements, with correspondingly reduced “Management’s discussion and analysis of financial condition and results of operations” disclosure in this prospectus;

•	not being required to comply with the auditor attestation requirements in the assessment of our internal control over financial reporting;

•

not being required to comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements;

•	reduced disclosure obligations regarding executive compensation; and

•	exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

In addition, the JOBS Act allows us as an “emerging growth company” to delay adoption of new or revised accounting pronouncements applicable to public companies until such pronouncements are made applicable to private companies.

We have taken advantage of the reduced reporting burdens in this prospectus and the information we provide to stockholders will be different than the information that is available with respect to other public companies that are not emerging growth companies. For example, in this prospectus we have only included two years of audited consolidated financial statements and have not included all of the executive compensation-related information that would be required if we were not an emerging growth company. It is possible that this may cause investors to find our common stock less attractive. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our share price may be reduced or more volatile.

Even following the termination of our status as an emerging growth company, we may be able to take advantage of the reduced disclosure requirements applicable to “smaller reporting companies,” as that term is defined in Rule 12b-2 of the Exchange Act, and, in particular, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements. To the extent that we are no longer eligible to use exemptions from various reporting requirements, we may be unable to realize our anticipated cost savings from these exemptions, which could have a material adverse impact on our operating results.

We have broad discretion in the use of the net proceeds from this offering and may not use them effectively.

Our management will have broad discretion in the application of the net proceeds from this offering and could spend the proceeds in ways that do not improve our results of operations or enhance the value of our common stock. We expect that we will use the net proceeds of this offering as set forth in the section titled “Use of proceeds.” However, our use of these proceeds may differ substantially from our current plans. The failure by our management to apply these funds effectively could result in financial losses that could have a negative impact on our business, cause the price of our common stock to decline and delay the development of our therapeutic candidates. Pending their use, we may invest the net proceeds from this offering in a manner that does not produce income or that loses value.

Future changes in financial accounting standards or practices may cause adverse and unexpected revenue fluctuations and adversely affect our reported results of operations.

Future changes in financial accounting standards may cause adverse, unexpected revenue fluctuations and affect our reported financial position or results of operations. Financial accounting standards in the United States are constantly under review and new pronouncements and varying interpretations of pronouncements have occurred with frequency in the past and are expected to occur again in the future. As a result, we may be required to make changes in our accounting policies. Those changes could affect our financial condition and results of operations or the way in which such financial condition and results of operations are reported. Compliance with new accounting standards may also result in additional expenses. As a result, we intend to invest all reasonably necessary resources to comply with evolving standards, and this investment may result in increased general and administrative expenses and a diversion of management time and attention from business activities to compliance activities. See the section titled “Management’s discussion and analysis of financial condition and results of operations—Recent accounting pronouncements.” As an emerging growth company, the JOBS Act allows us to delay adoption of new or revised accounting standards applicable to public companies until such pronouncements are made applicable to private companies. We have elected to use the extended transition period for complying with new or revised accounting standards and as a result of this election, our consolidated financial statements may not be comparable to companies that comply with public company effective dates. However, we may elect to early adopt any new or revised accounting standards whenever such early adoption is permitted for non-public companies. We may take advantage of these exemptions up until the time that we are no longer an emerging growth company.

Because we do not anticipate paying any cash dividends on our common stock in the foreseeable future, capital appreciation, if any, would be your sole source of gain.

We have never declared or paid any cash dividends on our common stock. We currently anticipate that we will retain future earnings for the development, operation and expansion of our business and do not anticipate declaring or paying any cash dividends for the foreseeable future. As a result, capital appreciation, if any, of our common stock would be your sole source of gain on an investment in our common stock for the foreseeable future. See the section titled “Dividend policy” for additional information.

Delaware law and provisions in our amended and restated certificate of incorporation and amended and restated bylaws that will be in effect at the completion of this offering could make a merger, tender offer or proxy contest difficult, thereby depressing the trading price of our common stock.

Provisions of our amended and restated certificate of incorporation and amended and restated bylaws, which will become effective immediately prior to the closing of this offering, may delay or discourage transactions involving an actual or potential change in our control or change in our management, including transactions in which stockholders might otherwise receive a premium for their shares or transactions that our stockholders might otherwise deem to be in their best interests. Therefore, these provisions could adversely affect the price of our common stock. Among other things, our amended and restated certificate of incorporation and amended and restated bylaws:

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permit our board of directors to issue up to 10,000,000 shares of preferred stock, with any rights, preferences and privileges as they may designate (including the right to approve an acquisition or other change in our control);

•	provide that the authorized number of directors may be changed only by resolution of the board of directors;

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provide that the board of directors or any individual director may only be removed with cause and the affirmative vote of the holders of at least 66-2/3% of the voting power of all of our then outstanding common stock;

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provide that all vacancies, including newly created directorships, may, except as otherwise required by law, be filled by the affirmative vote of a majority of directors then in office, even if less than a quorum;

•	divide our board of directors into three classes, with each class serving staggered three-year terms;

•	require that any action to be taken by our stockholders be effected at a duly called annual or special meeting of stockholders and not be taken by written consent;

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provide that stockholders seeking to present proposals before a meeting of stockholders or to nominate candidates for election as directors at a meeting of stockholders must provide notice in writing in a timely manner and also specify requirements as to the form and content of a stockholder’s notice;

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do not provide for cumulative voting rights, therefore allowing the holders of a majority of the shares of our common stock entitled to vote in any election of directors to elect all of the directors standing for election; and

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provide that special meetings of our stockholders may be called only by the Chairperson of the board, our Chief Executive Officer, or by the board of directors pursuant to a resolution adopted by a majority of the total number of authorized directors.

The amendment of any of these provisions, with the exception of the ability of our board of directors to issue shares of preferred stock and designate any rights, preferences and privileges thereto, would require approval by the holders of at least 66-2/3% of our then-outstanding common stock. Such ability to issue preferred stock with voting or conversion rights could adversely affect the voting power or other rights of the holders of the common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in our control that may otherwise benefit holders of our common stock and may adversely affect the market price of the common stock and the voting and other rights of the holders of our common stock. We have no current plans to issue any shares of preferred stock.

In addition, as a Delaware corporation, we are subject to Section 203 of the Delaware General Corporation Law. These provisions may prohibit large stockholders, in particular those owning 15% or more of our outstanding voting stock, from merging or combining with us for a certain period of time. A Delaware corporation may opt out of this provision by express provision in its original certificate of incorporation or by amendment to its certificate of incorporation or bylaws approved by its stockholders. However, we have not opted out of this provision.

These and other provisions in our amended and restated certificate of incorporation, amended and restated bylaws and Delaware law could make it more difficult or costly for stockholders or potential acquirors to obtain control of our board of directors or initiate actions that are opposed by our then-current board of directors, including delay or impede a merger, tender offer or proxy contest involving our company. The existence of these provisions could negatively affect the price of our common stock and limit opportunities for you to realize value in a corporate transaction.

For information regarding these and other provisions, see the section titled “Description of capital stock.”

Our amended and restated certificate of incorporation will provide that the Court of Chancery of the State of Delaware and any appellate court therefrom will be the exclusive forums for substantially all disputes between us and our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers or employees.

Our amended and restated certificate of incorporation will provide that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for the following types of actions or proceedings under Delaware statutory or common law: (i) any derivative claim or cause of action brought on our behalf; (ii) any claim or cause of action that is based upon a violation of a duty owed by any current or former director, officer, other employee or stockholder, to us or our stockholders; (iii) any claim or cause of action against us or any current or former director, officer or other employee, arising out of or pursuant to any provision of the Delaware General Corporation Law, our amended and restated certificate of incorporation or our amended and restated bylaws; (iv) any claim or cause of action seeking to interpret, apply, enforce or determine the validity of our amended and restated certificate of incorporation or our amended and restated bylaws (including any right, obligation, or remedy thereunder); (v) any claim or cause of action as to which the Delaware General Corporation Law confers jurisdiction on the Court of Chancery of the State of Delaware; and (vi) any claim or cause of action against us or any current or former director, officer or other employee, governed by the internal-affairs doctrine or otherwise related to our internal affairs, in all cases to the fullest extent permitted by applicable law and subject to the court having personal jurisdiction over the indispensable parties named as defendant; provided, however, that if the designation of such court as the sole and exclusive forum for a claim or action referred to in foregoing clauses (i) through (vi) would violate applicable law, then the United States District Court for the District of Delaware shall be the sole and exclusive forum for such claim or cause of action. These provisions would not apply to suits brought to enforce a duty or liability created by the Exchange Act, or any other claim for which the federal courts have exclusive jurisdiction. Furthermore, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all such Securities Act actions. Accordingly, both state and federal courts have jurisdiction to entertain such claims. Additionally, investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. To prevent having to litigate claims in multiple jurisdictions and the threat of inconsistent or contrary rulings by different courts, among other considerations, our amended and restated certificate of incorporation will further provide that unless we consent in writing to the selection of an alternative forum, to the fullest extent permitted by law, the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act, including all causes of action asserted against any defendant named in such complaint. While the Delaware courts have determined that such choice of forum provisions are facially valid, a stockholder may nevertheless seek to bring a claim in a venue other than those designated in the exclusive forum provisions. In such instance, we would expect to vigorously assert the validity and enforceability of the exclusive forum provisions of our amended and restated certificate of incorporation. This may require significant additional costs associated with resolving such action in other jurisdictions and there is uncertainty as to whether the provisions will be enforced by a court in those other jurisdictions.

These choice of forum provisions may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees and may discourage these types of lawsuits and result in increased costs for investors to bring a claim. If a court were to find the choice of forum provisions contained in our amended and restated certificate of incorporation to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions.

General risk factors

We will incur increased costs as a result of operating as a public company, and our management will be required to devote substantial time to new compliance initiatives and corporate governance practices.

As a public company, and particularly after we no longer qualify as an emerging growth company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes- Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the Nasdaq listing requirements and other applicable securities rules and regulations impose various requirements on public companies, including establishment and maintenance of effective disclosure and financial controls and corporate governance practices. Our management and other personnel will need to devote a substantial amount of time to these compliance initiatives. Moreover, these rules and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. For example, we expect that these rules and regulations may make it more difficult and more expensive for us to obtain director and officer liability insurance, which in turn could make it more difficult for us to attract and retain qualified members of our board of directors.

We are evaluating these rules and regulations, and cannot predict or estimate the amount of additional costs we may incur or the timing of such costs. These rules and regulations are often subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices.

Pursuant to Section 404 of the Sarbanes-Oxley Act (Section 404) we will be required to furnish a report by our management on our internal control over financial reporting beginning with our second filing of an Annual Report on Form 10-K with the SEC after we become a public company. However, while we remain an emerging growth company or smaller reporting company, we will not be required to include an attestation report on internal control over financial reporting issued by our independent registered public accounting firm. To achieve compliance with Section 404 within the prescribed period, we will be engaged in a process to document and evaluate our internal control over financial reporting, which is both costly and challenging. In this regard, we will need to continue to dedicate internal resources, potentially engage outside consultants, adopt a detailed work plan to assess and document the adequacy of internal control over financial reporting, continue steps to improve control processes as appropriate, validate through testing whether such controls are functioning as documented and implement a continuous reporting and improvement process for internal control over financial reporting. In addition, if we identify one or more material weaknesses as a result of this implementation and evaluation process, it could result in an adverse reaction in the financial markets due to a loss of confidence in the reliability of our consolidated financial statements.

Unstable market and economic conditions, including any adverse macroeconomic conditions or geopolitical events, may have serious adverse consequences on our business, financial condition and stock price.

The global credit and financial markets have experienced extreme volatility and disruptions in the past several years, including severely diminished liquidity and credit availability, rising inflation and monetary supply shifts, rising interest rates, supply chain constraints, labor shortages, declines in consumer confidence, declines in economic growth, increases in unemployment rates, recession risks and uncertainty about economic stability. The financial markets and the global economy may also be adversely affected by the current or anticipated impact of public health crises, military conflict, including the conflict between Russia and Ukraine and the ongoing conflict in the Middle East, tensions with and economic uncertainty in China, terrorism, tariffs or other geopolitical events. For example, the COVID-19 pandemic resulted in widespread unemployment, economic slowdown and extreme volatility in the capital markets. Sanctions imposed by the United States and other countries in response to military conflicts, including in Ukraine and the Middle East, may also adversely impact the financial markets and the global economy, and any economic countermeasures by the affected countries or others could exacerbate market and economic instability. The extent of the impact of these conditions on our operational and financial performance, including our ability to execute our business strategies and initiatives in the expected timeframe, as well as that of third parties upon whom we rely, will depend on future developments which are uncertain and cannot be predicted. There can be no assurance that further deterioration in credit and financial markets and confidence in economic conditions will not occur. Events involving limited liquidity, defaults, non-performance or other adverse developments that affect financial institutions, or concerns or rumors about any events of these kinds or other similar risks, have in the past and may in the future lead to market-wide liquidity problems. Our general business strategy may be adversely affected by any such economic downturn, volatile business environment or continued unpredictable and unstable market conditions. If the current equity and credit markets deteriorate, it may make any necessary debt or equity financing more difficult, more costly and more dilutive. Failure to secure any necessary financing in a timely manner and on favorable terms could have a material adverse effect on our growth strategy, financial performance and stock price and could require us to delay or abandon clinical development plans. In addition, there is a risk that one or more of our current service providers, manufacturers and other partners may not survive an economic downturn, which could directly affect our ability to attain our operating goals on schedule and on budget.

If we fail to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results or prevent fraud. As a result, stockholders could lose confidence in our financial and other public reporting, which would harm our business and the trading price of our common stock.

Section 404(a) of the Sarbanes-Oxley Act requires that beginning with our second annual report following our initial public offering, management assess and report annually on the effectiveness of our internal control over financial reporting and identify any material weaknesses in our internal control over financial reporting. Although Section 404(b) of the Sarbanes-Oxley Act requires our independent registered public accounting firm to issue an annual report that addresses the effectiveness of our internal control over financial reporting, we have opted to rely on the exemptions provided in the JOBS Act, and consequently will not be required to comply with SEC rules that implement Section 404(b) until such time as we are no longer an emerging growth company or smaller reporting company.

Effective internal controls over financial reporting are necessary for us to provide reliable financial reports and, together with adequate disclosure controls and procedures, are designed to prevent fraud. Any failure to implement required new or improved controls, or difficulties encountered in their implementation could cause us to fail to meet our reporting obligations. In addition, any testing by us conducted in connection with Section 404, or any subsequent testing by our independent registered public accounting firm, may reveal deficiencies in our internal controls over financial reporting that are deemed to be material weaknesses or that may require prospective or retroactive changes to our consolidated financial statements or identify other areas for further attention or improvement. Inadequate internal controls could also cause investors to lose confidence in our reported financial information, which could have a negative effect on the trading price of our common stock.

Our disclosure controls and procedures may not prevent or detect all errors or acts of fraud.

Upon the closing of this offering, we will be subject to the periodic reporting requirements of the Exchange Act. We designed our disclosure controls and procedures to reasonably assure that information we must disclose in reports we file or submit under the Exchange Act is accumulated and communicated to management, and recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. We believe that any disclosure controls and procedures or internal controls and procedures, no matter how well-conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. For example, our directors or executive officers could inadvertently fail to disclose a new relationship or arrangement causing us to fail to make any related party transaction disclosures. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people or by an unauthorized override of the controls. Accordingly, because of the inherent limitations in our control system, misstatements due to error or fraud may occur and not be detected.

We and our directors and executive officers may be subject to litigation for a variety of claims, which could harm our reputation and adversely affect our business, results of operations and financial condition.

In the ordinary course of business, we may in the future be involved in and subject to litigation for a variety of claims or disputes and receive regulatory inquiries. These claims, lawsuits and proceedings could include labor and employment, wage and hour, commercial, allege securities law violations or other investor claims, claims that our employees have wrongfully disclosed or we have wrongfully used proprietary information of our employees’ former employers and other matters. The number and significance of these potential claims and disputes may increase as our business expands. Further, our general liability insurance may not cover all potential claims made against us or be sufficient to indemnify us for all liability that may be imposed. Any claim against us, regardless of its merit, could be costly, divert management’s attention and operational resources, and harm our reputation.

Our directors and executive officers may also be subject to litigation. Our amended and restated certificate of incorporation and our amended and restated bylaws that will be in effect immediately prior to the closing of this offering will authorize us to indemnify our directors, officers, employees and other agents to the fullest extent permitted by Delaware law. The limitation of liability and indemnification provisions in our amended and restated certificate of incorporation and our amended and restated bylaws that will be in effect immediately prior to the closing of this offering may discourage stockholders from bringing a lawsuit against our directors for breach of their fiduciary duty. They may also reduce the likelihood of derivative litigation against our directors and officers, even though an action, if successful, might benefit us and other stockholders. Further, a stockholder’s investment may be adversely affected to the extent that we pay the costs of settlement and damage awards against directors and officers as required by these indemnification provisions. We also maintain customary directors’ and officers’ liability insurance. See the section titled “Executive and director compensation—Limitations on liability and indemnification.”

We could be subject to securities class action litigation.

In the past, securities class action litigation has often been brought against a company following a decline in the market price of its securities. This risk is especially relevant for us because biopharmaceutical companies have experienced significant stock price volatility in recent years. If we face such litigation, it could result in substantial costs and a diversion of management’s attention and resources, which could harm our business. Additionally, the increase in the cost of directors’ and officers’ liability insurance may cause us to opt for lower overall policy limits or to forgo insurance that we may otherwise rely on to cover significant defense costs, settlements and damages awarded to plaintiffs.

If securities or industry analysts do not publish research, publish inaccurate or unfavorable research, or if they issue an adverse or misleading opinion regarding our business or our common stock, our stock price and trading volume could decline.

The trading market for our common stock will depend in part on the research and reports that securities or industry analysts publish about us or our business. Securities and industry analysts do not currently, and may never, publish research on our company. If no or only very few securities analysts commence coverage of us, or if industry analysts cease coverage of us, the trading price for our common stock would be negatively affected. If one or more of the analysts who cover us downgrade our common stock or publish inaccurate, misleading or unfavorable research about our business or if any of our preclinical studies or clinical trials and operating results fail to meet the expectations of analysts, our common stock price would likely decline. If one or more of these analysts cease coverage of us or fail to publish reports on us regularly, demand for our common stock could decrease, which might cause our common stock price and trading volume to decline.

Our operations are concentrated in one location, and we or the third parties upon whom we depend may be adversely affected by a wildfire, earthquake or other natural disasters and our business continuity and disaster recovery plans may not adequately protect us from a serious disaster.

Our current operations are predominantly located in California. Any unplanned event, such as a flood, wildfire, explosion, earthquake, extreme weather condition, epidemic or pandemic, power outage, telecommunications failure or other natural or manmade accidents or incidents that result in us being unable to fully utilize our facilities may have a material and adverse effect on our ability to operate our business, particularly on a daily basis, and have significant negative consequences on our financial and operating conditions. Any similar impacts of natural or manmade disasters on our third-party manufacturers and CROs could cause delays in our clinical trials and may have a material and adverse effect on our ability to operate our business and have significant negative consequences on our financial and operating conditions. If a natural disaster, power outage or other event occurred that prevented us from using our clinical sites, impacted clinical supply or the conduct of our clinical trials, that damaged critical infrastructure, such as the manufacturing facilities of our third-party manufacturers, or that otherwise disrupted operations, it may be difficult or, in certain cases, impossible, for us to continue our business for a substantial period of time. The disaster recovery and business continuity plans we and our manufacturers and CROs have in place may prove inadequate in the event of a serious disaster or similar event. In the event of an accident or incident at these facilities, we cannot assure you that the amounts of insurance we currently carry will be sufficient to satisfy any damages and losses. If our facilities, or the manufacturing facilities of our manufacturers or CROs, are unable to operate because of an accident or incident or for any other reason, even for a short period of time, any or all of our development programs may be harmed. Any business interruption could adversely affect our business, financial condition, results of operations and prospects.

Our insurance policies may be inadequate, may not cover all of our potential liabilities and may potentially expose us to unrecoverable risks.

We do not carry insurance for all categories of risk that our business may encounter. Some of the policies we currently maintain include property, general liability, employee benefits liability, business automobile, workers’ compensation, clinical trials/products liability, cybersecurity liability, directors’ and officers’ and employment practices insurance. We do not know, however, if we will be able to maintain insurance with adequate levels of coverage. No assurance can be given that an insurance carrier will not seek to cancel or deny coverage after a claim has occurred. Any significant uninsured liability may require us to pay substantial amounts, which would adversely affect our financial position and results of operations. For example, although we maintain product liability insurance coverage that also covers our clinical trials, this insurance may not be adequate to cover all liabilities that we may incur, and we may be required to increase our product liability insurance coverage. We anticipate that we will need to increase our insurance coverage each time we commence a clinical trial and successfully commercialize any product candidate. Insurance availability, coverage terms and pricing continue to vary with market conditions. We endeavor to obtain appropriate insurance coverage for insurable risks that we identify. However, we may fail to correctly anticipate or quantify insurable risks, we may not be able to obtain appropriate insurance coverage and insurers may not respond as we intend to cover insurable events that may occur. Any significant uninsured liability may require us to pay substantial amounts, which would materially adversely affect our business, financial condition, results of operations and growth.

The increasing use of social media platforms presents new risks and challenges.

Social media is increasingly being used to communicate about our clinical development programs and the diseases our therapeutic candidates are being developed to treat. We intend to utilize appropriate social media in connection with communicating about our development programs. Social media practices in the biopharmaceutical industry continue to evolve and regulations relating to such use are not always clear. This evolution creates uncertainty and risk of noncompliance with regulations applicable to our business. For example, patients may use social media channels to report an alleged adverse event during a clinical trial. When such disclosures occur, we may fail to monitor and comply with applicable adverse event reporting obligations, or we may not be able to defend our business or the public’s legitimate interests in the face of the political and market pressures generated by social media due to restrictions on what we may say about our investigational products. There is also a risk of inappropriate disclosure of sensitive information or negative or inaccurate posts or comments about us on any social networking website, or a risk that a post on a social networking website by any of our employees may be construed as inappropriate promotion. If any of these events were to occur or we otherwise fail to comply with applicable regulations, we could incur liability, face regulatory actions, or incur other harm to our business.

Special note regarding forward-looking statements

This prospectus contains forward-looking statements within the meaning of the federal securities laws, which statements are subject to substantial risks and uncertainties and are based on estimates and assumptions. All statements other than statements of historical facts, including statements concerning our plans, objectives, goals, strategies, future events, future revenues or performance, financing needs, plans or intentions relating to therapeutic candidates and markets, and business trends and other information contained in this prospectus are forward-looking statements, including statements related to:

•	the success, cost, timing and potential indications of our product development activities and clinical trials;

•	the timing of our planned IND submissions to the FDA or under similar regulatory submissions by comparable foreign regulatory authorities for our therapeutic candidates;

•	the timing of the initiation, enrollment and completion of planned clinical trials;

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our ability to obtain and maintain regulatory approval of our therapeutic candidates in any of the indications for which we plan to develop them, and any related restrictions, limitations and/or warnings in the label of an approved product candidate;

•	our ability to obtain funding for our operations, including funding necessary to complete the clinical trials of any of our therapeutic candidates;

•	our plans to research and develop our therapeutic candidates;

•	the size of the markets for our therapeutic candidates, and our ability to serve those markets;

•	our ability to successfully commercialize our therapeutic candidates;

•	the rate and degree of market acceptance of our therapeutic candidates;

•	our ability to develop and maintain sales and marketing capabilities, whether alone or with potential future collaborators;

•	the performance of our third-party suppliers and manufacturers;

•	our ability to leverage programs within our initial target indications and to progress additional programs to further develop our pipeline;

•	the potential of our preclinical studies and clinical trials to demonstrate safety and efficacy of our therapeutic candidates and other positive results;

•	our ability to identify and enter into additional license agreements and collaborations and realize the potential benefits of such agreements and collaborations;

•	our reliance on third-party manufacturers to successfully manufacture therapeutic candidates for preclinical use, clinical trials and on a larger scale for commercial use, if approved;

•	the success of competing therapies that are or become available;

•	existing regulations and regulatory developments in the United States and other jurisdictions;

•	the implementation of our business model and strategic plans for our business and operations;

•	our ability to attract and retain key scientific or management personnel;

•	our anticipated use of the net proceeds from this offering, estimates of our expenses, capital requirements, and needs for additional financing;

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our expectations regarding the impact of macroeconomic conditions or geopolitical events, such as global health pandemics, geopolitical conflicts, economic uncertainty, interest rates, and inflation on our business and operations;

•	our expectations regarding the period during which we will qualify as an emerging growth company under the JOBS Act; and

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our expectations regarding our ability to obtain and maintain intellectual property protection for our technology and therapeutic candidates, and our ability to operate our business without infringing on the intellectual property rights of others.

In some cases, you can identify forward-looking statements by terms such as “anticipate,” “believe,” “continue” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target” or “will” or the negative of these terms or other similar expressions intended to identify statements about the future. Because forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified and some of which are beyond our control, you should not rely on these forward-looking statements as predictions of future events. The events and circumstances reflected in our forward-looking statements may not be achieved or occur and actual results could differ materially from those projected in the forward-looking statements.

In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this prospectus, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements.

You should read the section titled “Risk factors” for a discussion of important factors that may cause our actual results to differ materially from those expressed or implied by our forward-looking statements. Moreover, we operate in an evolving environment. New risk factors and uncertainties may emerge from time to time, and it is not possible for management to predict all risk factors and uncertainties. As a result of these factors, we cannot assure you that the forward-looking statements in this prospectus will prove to be accurate. Except as required by applicable law, we do not plan to publicly update or revise any forward-looking statements contained herein, whether as a result of any new information, future events, changed circumstances or otherwise.

You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect. We qualify all of our forward- looking statements in this prospectus by these cautionary statements.

Industry and other data

Certain market, industry and competitive data included in this prospectus were obtained from our own internal estimates and research, as well as from publicly available information, reports of governmental agencies and academic and industry research, publications and surveys conducted by third parties. In some cases, we do not expressly refer to the sources from which this data is derived. All of the market and industry data used in this prospectus is inherently subject to uncertainties and involve a number of assumptions and limitations. Such data and the industry in which we operate are subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the section titled “Risk factors.” These and other factors could cause results to differ materially from those expressed in the estimates made by the independent parties and by us.

Dividend policy

We have never declared or paid, and do not anticipate declaring or paying, in the foreseeable future, any cash dividends on our capital stock. We currently intend to retain all available funds and any future earnings to support our operations and finance the growth and development of our business. Any future determination related to our dividend policy will be made at the discretion of our board of directors and will depend upon, among other factors, our results of operations, financial condition, capital requirements, contractual restrictions, business prospects and other factors our board of directors may deem relevant.

Use of proceeds

We estimate that the net proceeds to us from this offering will be approximately $     million (or approximately $     million if the underwriters exercise their option to purchase additional shares in full) from the sale of the shares of our common stock offered by us in this offering, assuming an initial public offering price of $     per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

Each $1.00 increase (decrease) in the assumed initial public offering price of $     per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the net proceeds to us from this offering by approximately $     million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We may also increase or decrease the number of shares we are offering. Each one million share increase (decrease) in the number of shares offered by us would increase (decrease) the net proceeds to us from this offering by approximately $     million, assuming that the assumed initial offering price of $     per share remains the same, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We do not expect that a change in the initial price to the public or the number of shares by these amounts would have a material effect on the uses of the proceeds from this offering, although it may accelerate the time at which we will need to seek additional capital.

The principal purposes of this offering are to obtain additional capital to support our operations, to create a public market for our common stock and to facilitate our future access to the public equity markets. We intend to use the net proceeds from this offering, together with our existing cash, cash equivalents and short-term investments, as follows:

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approximately $     million to advance the development of agazisiran, including the completion of Phase 2 clinical trials and as appropriate, the initiation and advancement of subsequent Phase 3 clinical development for the treatment of complement-mediated diseases: (1) renal diseases, including IgAN, C3G and IC-MPGN; (2) GA secondary to AMD; and (3) PNH;

•	approximately $ million to advance the development of onvuzosiran, including the completion of our Phase 3 STOP-HAE clinical trial and support pre-commercial activities;

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approximately $     million to advance the development of ADX-626, including the completion of our Phase 1a clinical trial in healthy participants for ADX-626 and the initiation and advancement of a Phase 2 clinical trial for secondary stroke prevention and an exploratory trial for stroke prevention in atrial fibrillation;

•	approximately $ million to advance the development of our ADX-077 program, including the initiation and advancement of a Phase 1 clinical trial;

•	approximately $ million to advance the development of our ADX-199 program, including the initiation and advancement of a Phase 1 clinical trial; and

•

the remainder for additional continued research and development efforts relating to our current and future therapeutic candidates, including the nomination and advancement of new development candidates toward clinical developments; as well as for working capital and other general corporate purposes.

We may use a portion of the net proceeds for strategic investments in complementary businesses, products, technologies or assets. However, we do not have agreements or commitments to enter into any such acquisitions or investments at this time.

Based on our current operating plans, we believe that the estimated net proceeds from this offering, along with our existing cash, cash equivalents, and short-term investments as of the date of this prospectus, will be sufficient to fund our projected operating expenses and capital expenditure requirements through     . After this offering, we will require substantial capital in order to advance our current and future therapeutic candidates through clinical trials, regulatory approval and commercialization. We have based this estimate on assumptions that may prove to be wrong, and we could use our available capital resources sooner than we expect.

This expected use of existing cash, cash equivalents and short-term investments and our net proceeds from this offering represent our intentions based upon our current plans and business conditions, which could change in the future as our plans and business conditions evolve. Predicting the costs necessary to develop therapeutic candidates can be difficult, and we will need substantial additional capital to complete our clinical development of any of our therapeutic candidates. The amounts and timing of our actual expenditures may vary significantly depending on numerous factors, including the progress and costs of our development activities, the status of and results from clinical trials, as well as the status and results from our current and any future collaborations with third parties for our therapeutic candidates, and any unforeseen cash needs.

Our management will have broad discretion in the application of the net proceeds from this offering, and investors will be relying on the judgment of our management regarding the application of those net proceeds. The timing and amount of our actual expenditures will be based on many factors, including cash flows from operations and the anticipated growth of our business. Pending these uses, we plan to invest these net proceeds in short-term, interest-bearing obligations, investment-grade instruments, certificates of deposit or direct or guaranteed obligations of the United States.

Capitalization

The following table sets forth our cash, cash equivalents and short-term investments and capitalization as of March 31, 2026 on:

•	an actual basis;

•

a pro forma basis, giving effect to (i) the automatic conversion of all outstanding shares of our convertible preferred stock into an aggregate of      shares of our common stock and the related reclassification of the convertible preferred stock to permanent equity immediately prior to the closing of this offering and (ii) the filing and effectiveness of our amended and restated certificate of incorporation, which will occur immediately prior to the closing of this offering; and

•

a pro forma as adjusted basis to reflect (i) the pro forma adjustments set forth above and (ii) the sale of shares of our common stock in this offering at an assumed initial public offering price of $     per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

You should read the information in this table together with our consolidated financial statements and related notes included elsewhere in this prospectus and the section titled “Management’s discussion and analysis of financial condition and results of operations.”

	As of March 31, 2026
(in thousands, except share and per share data)	Actual	Pro forma	Pro forma as adjusted(1)
	(unaudited)
Cash, cash equivalents and short-term investments	$455,817	$	$

Convertible preferred stock (Series A, B, B-1 and C), par value $0.0001 per share, 76,920,354 shares authorized, 76,920,354 shares issued and outstanding, actual; no shares authorized, issued or outstanding, pro forma and pro forma as adjusted	$357,622	$	$
Total stockholders’ deficit:
Preferred stock, par value $0.0001 per share, no shares authorized, issued and outstanding, actual; no shares authorized, no shares issued and outstanding, pro forma and pro forma as adjusted	—
Common stock, par value $0.0001 per share; 110,000,000 shares authorized, 11,319,135 shares issued and shares outstanding, shares authorized, shares issued and shares outstanding, pro forma; and shares authorized, shares issued and outstanding pro forma as adjusted	—
Additional paid-in capital	17,328
Accumulated other comprehensive income	306
Accumulated deficit	(243,366)

Total stockholders’ deficit	(225,732)

Total capitalization	$131,890	$	$

(1)

The pro forma as adjusted information set forth above is illustrative only and will change based on the actual initial public offering price and other terms of this offering determined at pricing. Each $1.00 increase (decrease) in the assumed initial public offering price of $    per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the pro forma as adjusted amount of each of our cash, cash equivalents and short-term investments, additional paid-in capital, total stockholders’ equity and total capitalization by approximately $     million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting underwriting discounts and commissions and estimated offering expenses payable by

us. We may also increase or decrease the number of shares we are offering. Each one million share increase (decrease) in the number of shares offered by us at the assumed initial public offering price per share of $     per share would increase (decrease) the pro forma as adjusted amount of each of our cash, cash equivalents and short-term investments, additional paid-in capital, total stockholders’ equity and total capitalization by approximately $     million, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

The number of shares of our common stock to be outstanding after this offering, pro forma and pro forma as adjusted reflected in the table above, is based on      shares of our common stock outstanding as of March 31, 2026, after giving effect to the automatic conversion of all outstanding shares of our convertible preferred stock into an aggregate of      shares of our common stock immediately prior to the closing of this offering, and excludes:

•	shares of our common stock issuable upon the exercise of stock option awards outstanding as of March 31, 2026, under the 2020 Plan, with a weighted-average exercise price of $ per share;

•

     shares of our common stock issuable upon the exercise of outstanding stock option awards granted subsequent to March 31, 2026, under the 2020 Plan, with a weighted-average exercise price of $     per share;

•

     shares of our common stock reserved for future issuance under the 2026 Plan (which shares include      new shares plus the number of shares (not to exceed      shares) (i) that remain available for the issuance of awards under the 2020 Plan at the time the 2026 Plan becomes effective, and (ii) any shares underlying outstanding stock awards granted under the 2020 Plan that, on or after the 2026 Plan becomes effective, terminate or expire or are repurchased, forfeited, cancelled or withheld, as more fully described in the section titled “Executive and director compensation—Equity benefit plans”, as well as any automatic increases in the number of our common stock reserved for future issuance under the 2026 Plan; and

•

     shares of our common stock reserved for future issuance under the ESPP, as well as any annual automatic increases in the number of shares of our common stock reserved for future issuance under the ESPP, which will become effective upon the execution and delivery of the underwriting agreement for this offering.

Dilution

If you purchase our common stock in this offering, your ownership interest will be immediately diluted to the extent of the difference between the initial public offering price per share of our common stock and the pro forma as adjusted net tangible book value per share of our common stock after this offering.

As of March 31, 2026, our historical net tangible book value (deficit) was $(243.4) million, or $(21.50) per share of our common stock, based on 11,319,135 shares of our common stock issued and outstanding as of such date. Our historical net tangible book value (deficit) per share represents the amount of our total tangible assets less total liabilities and convertible preferred stock, which is not included in our stockholders’ deficit, divided by the total number of our common stock outstanding at March 31, 2026.

After giving effect to the automatic conversion of all outstanding shares of our convertible preferred stock into      shares of our common stock, and the related reclassification of the carrying value of our convertible preferred stock to permanent equity, immediately prior to the closing of this offering, and assuming the occurrence of such conversion on March 31, 2026, our pro forma net tangible book value as of March 31, 2026, would have been approximately $     million, or approximately $     per share of our common stock.

Net tangible book value dilution per share to new investors represents the difference between the amount per share paid by purchasers of our common stock in this offering and the pro forma as adjusted net tangible book value per share of our common stock immediately after closing of this offering. After giving further effect to the sale of      shares of our common stock that we are offering at the assumed initial public offering price of $     per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of March 31, 2026, would have been $     million, or approximately $     per share. This amount represents an immediate increase in pro forma net tangible book value of $     per share to our existing stockholders and an immediate dilution in pro forma net tangible book value of approximately $     per share to new investors participating in this offering.

Dilution per share to new investors is determined by subtracting pro forma as adjusted net tangible book value per share after this offering from the assumed initial public offering price per share paid by new investors. The following table illustrates this dilution:

Assumed initial public offering price per share		$
Historical net tangible book value (deficit) per share as of March 31, 2026, before giving effect to this offering	$($21.50)
Pro forma increase in historical net tangible book value (deficit) per share as of March 31, 2026, attributable to conversion of all outstanding shares of convertible preferred stock

Pro forma net tangible book value per share as of March 31, 2026, before giving effect to this offering
Increase in pro forma net tangible book value per share attributable to investors participating in this offering

Pro forma as adjusted net tangible book value per share after this offering

Dilution per share to new investors participating in this offering		$

Each $1.00 increase (decrease) in the assumed initial public offering price of $     per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the pro forma as adjusted net tangible book value per share after this offering by approximately $    , and dilution in pro forma net tangible book value per share to new investors by approximately $    , assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions and the estimated offering expenses payable by us. We may also increase or decrease the number of shares we are offering. Each increase of one million shares in the number of shares offered by us, as set forth on the cover page of this prospectus, would increase our pro forma as adjusted net tangible book value per share after this offering by approximately $     and decrease the dilution to investors participating in this offering by approximately $     per share, assuming that the assumed initial public offering price remains the same, and after deducting underwriting discounts and commissions and the estimated offering expenses payable by us. Similarly, Each decrease of one million shares in the number of shares offered by us, as set forth on the cover page of this prospectus, would decrease the pro forma as adjusted net tangible book value per share after this offering by approximately $     and increase the dilution to investors participating in this offering by approximately $     per share, assuming the assumed initial public offering price of $     per share remains the same, and after deducting underwriting discounts and commissions and the estimated offering expenses payable by us.

If the underwriters exercise their option to purchase up to      additional shares of our common stock in full in this offering, the pro forma as adjusted net tangible book value after the offering would be $     per share, the increase in pro forma as adjusted net tangible book value per share to existing stockholders would be $     per share and the dilution per share to new investors would be $     per share, in each case assuming an initial public offering price of $     per share, which is the midpoint of the price range set forth on the cover page of this prospectus.

To the extent that outstanding option awards with an exercise price per share that is less than the pro forma as adjusted net tangible book value per share are exercised, new investors will experience further dilution. In addition, we may choose to raise additional capital due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. To the extent that we raise additional capital through the sale of equity or convertible debt securities, we issue new stock option awards or other equity awards or any outstanding stock option awards are exercised, or we otherwise issue additional shares of our common stock in the future, the issuance of these securities could result in further dilution to our stockholders.

The following table summarizes, on a pro forma as adjusted basis as of March 31, 2026, the number of our common stock purchased or to be purchased from us, the total consideration paid or to be paid to us in cash and the weighted-average price per share paid by existing stockholders for shares issued prior to this offering and the price to be paid by new investors in this offering. The calculation below is based on the assumed initial public offering price of $     per share, which is the midpoint of the price range set forth on the cover page of this prospectus, before deducting underwriting discounts and commissions and estimated offering expenses payable by us. As the table below shows, investors participating in this offering will pay an average price per share substantially higher than our existing stockholders paid:

	$ Shares purchased		Total consideration		Weighted- average price per share
	Number	Percent	Amount	Percent
Existing stockholders		%	$	%	$
Investors participating in this offering					$

Total		100.0%	$	100.0%

Each $1.00 increase in the assumed initial public offering price of $     per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase total consideration paid by new investors, total consideration paid by all stockholders and the weighted-average price per share paid by all stockholders by $     million, $     million and $    , respectively, while each $1.00 decrease in the assumed initial public offering price of $     per share would decrease total consideration paid by new investors, total consideration paid by all stockholders and the weighted-average price per share paid by all stockholders by $     million, $     million and $    , respectively, and assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and before deducting underwriting discounts and commissions and estimated offering expenses payable by us.

Similarly, each one million share increase (decrease) in the number of shares offered by us, as set forth on the cover page of this prospectus, would increase (decrease) the total consideration paid by investors participating in this offering, total consideration paid by all stockholders and the weighted-average price per share paid by all stockholders by approximately $     million, $     million and $    , respectively, assuming the assumed initial public offering price of $     per share, which is the midpoint of the price range set forth on the cover page of this prospectus, remains the same, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

If the underwriters exercise their option to purchase additional shares of our common stock in full:

•	the percentage of shares of our common stock held by existing stockholders will decrease to approximately % of the total number of shares of our common stock outstanding after this offering; and

•	the number of shares held by new investors participating in this offering will increase to , or approximately % of the total number of shares of our common stock outstanding after this offering.

The foregoing tables and calculations above (other than the historical net tangible book value calculations) are based on      shares of our common stock outstanding as of March 31, 2026, after giving effect to the automatic conversion of all outstanding shares of our convertible preferred stock into an aggregate of      shares of our common stock immediately prior to the closing of this offering, and exclude:

•	shares of our common stock issuable upon the exercise of stock option awards outstanding as of March 31, 2026, under the 2020 Plan, with a weighted-average exercise price of $ per share;

•

     shares of our common stock issuable upon the exercise of outstanding stock option awards granted subsequent to March 31, 2026, under the 2020 Plan, with a weighted-average exercise price of $     per share;

•

     shares of our common stock reserved for future issuance under the 2026 Plan (which shares include      new shares plus the number of shares (not to exceed      shares) (i) that remain available for the issuance of awards under the 2020 Plan at the time the 2026 Plan becomes effective, and (ii) any shares underlying outstanding stock awards granted under the 2020 Plan that, on or after the 2026 Plan becomes effective, terminate or expire or are repurchased, forfeited, cancelled or withheld, as more fully described in the section titled “Executive and director compensation—Equity benefit plans”, as well as any automatic increases in the number of our common stock reserved for future issuance under the 2026 Plan; and

•

     shares of our common stock reserved for future issuance under the ESPP, as well as any annual automatic increases in the number of shares of our common stock reserved for future issuance under the ESPP, which will become effective upon the execution and delivery of the underwriting agreement for this offering.

Management’s discussion and analysis of financial condition and results of operations

You should read the following discussion and analysis of our financial condition and results of operations together with our consolidated financial statements and related notes included elsewhere in this prospectus. Some of the information contained in this discussion and analysis or set forth elsewhere in this prospectus, including information with respect to our plans and strategy for our business and related financing, includes forward-looking statements that involve risks and uncertainties. You should read the sections titled “Risk factors” and “Special note regarding forward-looking statements” for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

We are a late-clinical stage biotechnology company focused on developing next-generation siRNA therapeutics designed to treat a broad spectrum of diseases. We are focused on advancing and expanding our pipeline of highly potent, selective and durable siRNA therapeutic candidates, including three clinical-stage programs and two advanced preclinical programs. Our goal is to control the expression of specific disease drivers with highly selective RNA targeted therapies, delivering life-changing treatments for patients with urgent unmet medical needs. Our team is united by a shared vision to build a leading next-generation siRNA therapeutics company.

Our hepatic-targeted programs include:

•

Agazisiran, our complement factor B (CFB) program, represents a pipeline-in-a-product opportunity where a single product candidate has the potential to address multiple indications. In our Phase 1 clinical trial, we observed near-complete inhibition of the alternative pathway (AP) through 6 months post-dose and was generally well-tolerated. We are conducting three Phase 2 clinical trials to evaluate the efficacy and safety of agazisiran in patients with complement-mediated diseases: (1) renal diseases (IgA nephropathy (IgAN), C3 glomerulopathy (C3G) and immune complex membranoproliferative glomerulonephritis (IC-MPGN)); (2) geographic atrophy (GA) secondary to age-related macular degeneration (AMD); and (3) paroxysmal nocturnal hemoglobinuria (PNH).

•

Onvuzosiran, our most advanced clinical program, targets prekallikrein (PKK) for the prevention of hereditary angioedema (HAE) attacks. Our Phase 1/2 clinical trial evaluated the safety and tolerability, PK activity and PD activity of onvuzosiran in healthy volunteers and HAE patients. We believe our durability results support the potential for Q6M and Q3M dosing via subcutaneous (SC) injection. We are conducting our randomized, double-blind, placebo-controlled Phase 3 STOP-HAE clinical trial designed to evaluate the efficacy and safety of onvuzosiran in 90 adults with Type I or Type II HAE. We have also received orphan drug designation for onvuzosiran for the treatment of HAE from the FDA.

•

ADX-626, our Factor XI (FXI) program, is in development for secondary stroke prevention with additional clinical potential for stroke prevention in atrial fibrillation. We are conducting a Phase 1 single ascending dose clinical trial in healthy volunteers for ADX-626 to evaluate the safety and tolerability, PK activity and PD activity of ADX-626. We are preparing for Phase 2 clinical development, and intend to continue to explore higher doses of ADX-626 in the Phase 1 trial.

Our extrahepatic-targeted programs include:

•

ADX-077, our adipose-targeted obesity program, is designed to reduce body weight and fat while preserving lean mass. Our NHP studies evaluated the preclinical activity and safety of ADX-199. We have initiated IND-enabling studies and plan to initiate a Phase 1 clinical trial, subject to receipt of regulatory clearance.

•

ADX-199, our neuron-targeted program, is designed to selectively silence and degrade APP mRNA in neurons, which is genetically linked to Alzheimer’s disease. Our NHP studies evaluated the preclinical activity and safety of ADX-199. We are advancing ADX-199 into IND-enabling studies.

Beyond our named programs, we plan to continue to leverage our proprietary technologies to strategically expand our pipeline of next-generation siRNA therapeutics.

Since we commenced operations in 2019, we have devoted substantially all of our resources to organizing and staffing our company, business planning, raising capital, developing our technologies, establishing and maintaining our intellectual property portfolio, identifying and developing our product candidates, preparing for, initiating and conducting our ongoing and planned preclinical studies and clinical trials, establishing and maintaining arrangements with third parties for the manufacturing of our product candidates and providing general and administrative support for these operations.

We have incurred significant operating losses since our inception. As of March 31, 2026, we had an accumulated deficit of $243.4 million. Substantially all of our net losses have resulted from costs related to our research and development programs and to a lesser extent, from general and administrative expenses. As described in greater detail in the subsection titled “—Collaboration and license option agreement” below, we entered into the AbbVie Agreement in May 2025 and recognized $335.0 million in deferred revenue from the receipt of the related upfront payment. However, the recognition of this deferred revenue is expected to occur in future periods and is not anticipated to outweigh potential operating losses. As such, we expect to continue incurring significant expenses and operating losses for the foreseeable future and we anticipate these losses will increase substantially as we continue our development of, seek regulatory approval for and potentially commercialize our product candidates, seek to discover and develop additional product candidates, utilize third party manufacturers, hire additional personnel, expand and protect our intellectual property portfolio and incur additional costs associated with being a public company. If we obtain regulatory approval for our product candidates, we anticipate incurring significant expenses related to developing our commercialization capabilities for product sales, marketing and distribution. Our net losses may fluctuate significantly from quarter to quarter and year to year, depending on the timing of our clinical trials, preclinical studies and other research and development activities and capital expenditures.

Through March 31, 2026, we have funded our operations primarily from raising aggregate gross proceeds of approximately $352.5 million from the issuance and sale of shares of our convertible preferred stock and our previously outstanding convertible notes, as well as through the AbbVie Agreement. As of March 31, 2026, we had cash, cash equivalents, and short-term investments of $455.8 million. Based on our current operating plans, we believe that the estimated net proceeds from this offering, along with our existing cash, cash equivalents and short-term investments as of the date of this prospectus, will be sufficient to fund our projected operating expenses and capital expenditure requirements through     . However, this estimate is a forward-looking statement that involves risks and uncertainties, and actual results could vary materially. We have based this estimate on assumptions that may prove to be incorrect, and we could use our available capital resources sooner than anticipated.

We do not have any products approved for sale and have not generated any revenue from product sales to date. We do not expect to generate any revenue from product sales until we successfully complete development and obtain regulatory approval for one or more of our current or any future product candidates, which we expect will take a number of years and may never occur. As a result, we will need substantial additional funding in addition to the net proceeds from this offering to support our continuing operations and pursue our business plan. Until such time we can generate significant revenue from product sales, if ever, we expect to finance our operations through public or private equity or debt financings or other capital sources, which may include strategic collaborations and other strategic arrangements with third parties. However, we may not be able to secure additional financing or enter into such other arrangements in a timely manner or on favorable terms, if at all. If we raise funds through collaboration or licensing arrangements with third parties or other strategic transactions, we may have to relinquish valuable rights to our intellectual property, future revenue streams, research programs, or product candidates or grant licenses on terms that may not be favorable to us and/or may reduce the value of our common stock. If we are unable to raise additional funds or enter into such arrangements when needed, we could be forced to delay, limit, reduce or terminate our research and development programs or future commercialization efforts, or grant rights to develop and market our product candidates even if we would otherwise prefer to develop and market such product candidates ourselves.

We do not own or operate manufacturing facilities for the production of our product candidates and currently have no plans to build our own clinical or commercial-scale manufacturing capabilities. We currently engage third-party manufacturers for the manufacturing of our product candidates, and we intend to continue to do so in the future. In addition, we rely on third parties to package, label, store, and distribute our product candidates, and we intend to rely on third parties for our commercial products if marketing approval is obtained. We believe that this strategy allows us to maintain a more efficient infrastructure by eliminating the need for us to invest in our own manufacturing facilities, equipment, and personnel while also enabling us to focus our expertise and resources on the discovery and development of our product candidates.

Collaboration and license option agreement

In May 2025, we entered into the Collaboration and License Option Agreement (the AbbVie Agreement) with the Puerto Rico branch of AbbVie Biotechnology Ltd (AbbVie), pursuant to which we will use our proprietary platform, and AbbVie may contribute certain technology, to develop therapeutic agents that contain siRNA directed to certain agreed upon collaboration targets, in multiple disease areas including neuroscience, immunology and oncology, which AbbVie may select for further development.

With respect to each collaboration target, we granted to AbbVie an exclusive option to obtain an exclusive (even as to us), sublicensable license under certain intellectual property rights to develop, commercialize and otherwise exploit the siRNA-containing therapeutic agents (and products containing such therapeutic agents) directed to such collaboration target on a worldwide basis in all human and non-human diagnostic, prophylactic and therapeutic uses.

Under the terms of the AbbVie Agreement, we received a $335.0 million upfront payment from AbbVie. We are eligible to receive option extension payments upon AbbVie’s selection of a development candidate for each collaboration target totaling up to $150.0 million in the aggregate and one-time payments upon each option exercise with respect to each licensed target totaling up to $235.0 million. In addition, contingent upon AbbVie exercising the option to acquire a target license, we are eligible to receive development and commercial milestone payments up to $3.5 billion, sales milestone payments up to $3.95 billion for all licensed targets, and tiered royalty earnout payments on net sales of licensed products sold by AbbVie, its affiliates and sublicensees at rates in the high single digits to mid-teens subject to reduction in specified circumstances. AbbVie’s royalty earnout payment obligation will commence, on a country-by-country and licensed product-by-licensed product basis, on the date of the first sale of such licensed product in such country that is counted among net sales, and shall expire on the last to occur of (i) expiration of the last eligible valid claim for such licensed product in such country and (ii)(a) if such licensed product is approved under an NDA or its foreign equivalent, 10 years from first net sale or (b) if such licensed product is approved under a BLA or its foreign equivalent, 12 years from first net sale, and (iii) expiration of regulatory exclusivity in such country for such licensed product.

The parties have formed a joint governance committee, composed of an equal number of representatives from each of the Company and AbbVie, to manage the collaboration during the research phase.

For additional details, see the section titled “Business—Collaboration and license option agreement.”

Components of our results of operations

Collaboration revenue

Our revenue consists of collaboration revenue, including amounts recognized as payments for licenses, research funding and/or milestone payments earned under our collaboration and license agreements.

In the future, we may generate revenue from additional collaboration, licensing, or other similar arrangements that we may enter into with respect to our product candidates, as well as product sales from any approved product, if ever. Our ability to generate revenues will depend on the successful development, regulatory approval and eventual commercialization of any current or future product candidate. If we fail to complete the development of any current or future product candidate in a timely manner or to obtain regulatory approval for such product candidate, our ability to generate future revenue and our results of operations and financial position would be materially adversely affected.

Operating expenses

Our operating expenses consist of (i) research and development expenses and (ii) general and administrative expenses.

Research and development

Research and development (R&D) expenses primarily consist of costs associated with our R&D activities, including drug discovery efforts, preclinical and clinical development of our product candidates and manufacturing.

External costs include:

•

external R&D costs incurred with the development of our product candidates under agreements with third parties, such as contract research organizations (CROs), consultants, advisors, third party manufacturers and other third parties to conduct and support our clinical trials, preclinical studies and manufacturing; and

•	costs associated with required regulatory filings, compliance and fees.

Internal costs include:

•	personnel-related costs, including salaries, bonuses, benefits, travel and stock-based compensation expenses for personnel engaged in R&D functions; and

•

costs related to general overhead expenses such as allocated facilities, depreciation, insurance and other allocated expenses, including insurance, rent expenses, lab supplies and equipment associated with our R&D activities.

We expense R&D costs as incurred. We account for non-refundable advance payments for goods and services that will be used in future R&D activities as an expense when the service has been performed or when the goods have been received.

We track external costs by product candidate. We do not track internal costs separately for each of our product candidates because these costs are associated with multiple programs and, as such, are not separately classified.

Although R&D activities are central to our business model, the successful development of our current and any future product candidates is highly uncertain. The timelines and costs associated with R&D activities are uncertain, can vary significantly for each product candidate and are difficult to predict. We anticipate we will make determinations as to which programs to pursue and how much funding to direct to each program on an ongoing basis in response to preclinical and clinical results, regulatory developments, ongoing assessments as to each program’s commercial potential, and our ability to maintain or enter into new collaborations, to the extent we determine the resources or expertise of a collaborator would be beneficial for any given program.

There are numerous factors associated with the successful development of any product, including future trial design and various regulatory requirements, many of which cannot be determined with accuracy at this time based on our stage of development. In addition, future regulatory factors beyond our control may impact our clinical development programs. Product candidates in later stages of clinical development generally have higher development costs than those in earlier stages of clinical development, primarily due to the increased size and duration of later-stage clinical trials. As a result, we expect our R&D expenses to increase substantially for the foreseeable future in connection with our ongoing and planned clinical trials, as well as preclinical development activities. At this time, we cannot accurately estimate or know the nature, timing and costs of the efforts that will be necessary to complete the preclinical and clinical development of any current and future product candidates.

Our future R&D expenses may vary significantly based on a wide variety of factors, such as:

•

the initiation, type, number, scope, progress, expansions, results, costs and timing of clinical trials and preclinical studies of our product candidates and any future product candidates we may choose to pursue, including the costs of modification to clinical development plans based on feedback that we may receive from regulatory authorities and any third-party products used as combination agents in our clinical trials;

•	per patient trial costs;

•	the number of trials required for approval;

•	the number of sites included in the trials;

•	the countries in which the trials are conducted;

•	the length of time required to enroll eligible patients;

•	the number of patients that participate in the trials;

•	the number of doses that patients receive;

•	the drop-out or discontinuation rates of patients;

•	the potential additional safety monitoring requested by regulatory agencies;

•	the duration of patient participation in the trials and follow-up;

•	the cost and timing of manufacturing our product candidates;

•	the phase of development of our product candidates;

•	the efficacy and safety profile of our product candidates;

•	the timing, receipt and terms of any approvals from applicable regulatory authorities; and

•	the extent to which we establish additional collaboration, license, or other arrangements.

A change in the outcome of any of these variables with respect to the development of our product candidates may significantly impact the cost and timing associated with the development of our product candidates. We may never succeed in obtaining regulatory approval for any of our product candidates or successfully commercialize our products, even if approved.

General and administrative

General and administrative expenses consist primarily of personnel-related costs, including salaries, bonuses, benefits, travel and stock-based compensation expenses for personnel engaged in executive, accounting and finance, business development, legal and other administrative functions. Other significant costs include legal fees relating to intellectual property and corporate matters, professional fees for accounting, auditing, consulting and tax services, insurance, facility costs not otherwise included in R&D expenses and non-income taxes.

We expect our general and administrative expenses to increase substantially for the foreseeable future as we continue to increase our headcount to support our operations, including to support our continued R&D activities and preparing for potential commercialization. We also expect to incur increased expenses related to audit, legal, regulatory and tax-related services associated with maintaining compliance with exchange listing and SEC requirements, director and officer insurance premiums and investor relations costs associated with operating as a public company. In addition, if we obtain regulatory approval for any product candidate, we expect to incur expenses associated with building the infrastructure and capabilities to commercialize such product. However, the timing of any such approval is highly uncertain, and it may be several years, if ever, that we receive any such regulatory approval.

Other Income, net

Other income, net consists of (i) interest income and (ii) other income.

Interest income

Interest income consists primarily of accretion and interest income on available-for-sale marketable debt securities.

Other income

Other income consists primarily of realized and unrealized gain and losses on foreign currency transactions, realized gain and losses on available-for-sale marketable debt securities and dividend income.

Results of operations

Comparison of the three months ended March 31, 2026 and 2025

The following table sets forth our consolidated results of operations for the periods presented (in thousands, except percentages):

	Three months ended March 31,
	2026	2025	$ Change	% Change
	(unaudited)

Revenue:
Collaboration revenue	$2,140	$—	$2,140	—%

Operating expenses:
Research and development	23,581	12,892	10,689	83%
General and administrative	5,615	4,996	619	12%

Total operating expenses	29,196	17,888	11,308	63%

Loss from operations	(27,056)	(17,888)	(9,168)	51%

	Three months ended March 31,
	2026	2025	$ Change	% Change
	(unaudited)

Other income, net:
Interest income	3,978	2,265	1,713	76%
Other income	411	72	339	471%

Total other income, net	4,389	2,337	2,052	88%

Loss before income tax	(22,667)	(15,551)	(7,116)	46%

Net loss	$(22,667)	$(15,551)	$(7,116)	46%

Collaboration revenue

During the three months ended March 31, 2026, we recognized $2.1 million in collaboration revenue under the AbbVie Agreement. No collaboration revenue was recognized during the three months ended March 31, 2025, as the AbbVie Agreement was entered into and became effective in May 2025. For additional information on the AbbVie Agreement and the accounting thereunder, see to Note 6 to our unaudited condensed consolidated financial statements included elsewhere in this prospectus.

Research and development expenses

The following table sets forth our research and development expenses for the periods presented (in thousands):

	Three months ended March 31,
	2026	2025
	(unaudited)

External research and development costs:
Agazisiran	$5,179	$1,624
Onvuzosiran	5,274	2,486
ADX-626	1,715	1,235
Preclinical and other costs	3,850	1,643

Total external research and development costs	16,018	6,988

Internal research and development costs:
Personnel-related	4,294	3,139
Other	3,269	2,765

Total internal research and development costs	7,563	5,904

Total research and development expense	$23,581	$12,892

Research and development expenses were $23.6 million and $12.9 million for the three months ended March 31, 2026 and 2025, respectively. The increase of $10.7 million was primarily due to an increase of $6.8 million in external research and development expenses attributable to our product candidates, an increase of $2.2 million in preclinical and other external research and development expenses, an increase of $1.2 million in personnel-related expenses and an increase of $0.5 million in other internal research and development expenses.

General and administrative expenses

General and administrative expenses were $5.6 million and $5.0 million for the three months ended March 31, 2026 and 2025, respectively. The increase of $0.6 million was primarily due to an increase of $0.9 million in professional fees and other expenses, an increase of $0.4 million in personnel-related costs and an increase of

$0.1 million in other general and administrative-related costs, partially offset by a decrease of $0.8 million in stock-based compensation expenses.

Interest income

Interest income was $4.0 million and $2.3 million for the three months ended March 31, 2026 and 2025, respectively. The increase of $1.7 million was primarily due to higher cash balances held in short-term investments during the period.

Other income

Other income was $0.4 million and $0.1 million for the three months ended March 31, 2026 and 2025, respectively. The increase of $0.3 million was primarily due to an increase in dividend income on short-term investments.

Comparison of the years ended December 31, 2025 and 2024

The following table sets forth our consolidated results of operations for the periods presented (in thousands, except percentages):

	Year ended December 31,
	2025	2024	$ Change	% Change

Revenue:
Collaboration revenue	$3,449	$—	$3,449	—%

Operating expenses:
Research and development	71,512	43,357	28,155	65%
General and administrative	20,302	14,876	5,426	36%

Total operating expenses	91,814	58,233	33,581	58%

Loss from operations	(88,365)	(58,233)	(30,132)	52%

Other income, net:
Interest income	13,641	11,395	2,246	20%
Other income	1,636	478	1,158	242%

Total other income, net	15,277	11,873	3,404	29%

Loss before income tax	(73,088)	(46,360)	(26,728)	58%

Net loss	$(73,088)	$(46,360)	$(26,728)	58%

Collaboration revenue

During the year ended December 31, 2025, we recognized $3.4 million in collaboration revenue under the AbbVie Agreement. We did not recognize any collaboration revenue during the year ended December 31, 2024, as the AbbVie Agreement was entered into and became effective in May 2025. For additional information on the AbbVie Agreement and the accounting thereunder, see Note 6 to our audited consolidated financial statements included elsewhere in this prospectus.

Research and development expenses

The following table sets forth our research and development expenses for the periods presented (in thousands):

	Year ended December 31,
	2025	2024

External research and development costs:
Agazisiran	$10,678	$8,920
Onvuzosiran	19,868	5,145
ADX-626	3,994	5,115
Preclinical and other costs	10,709	5,994

Total external research and development costs	45,249	25,174

Internal research and development costs:
Personnel-related	13,848	9,550
Other	12,415	8,633

Total internal research and development costs	26,263	18,183

Total research and development expense	$71,512	$43,357

Research and development expenses were $71.5 million and $43.4 million for the years ended December 31, 2025 and 2024, respectively. The increase of $28.2 million was primarily due to an increase of $15.4 million in external research and development expenses attributable to product candidates, an increase of $4.7 million in preclinical and other external research and development expenses, an increase of $4.3 million in personnel-related expenses and an increase of $3.8 million in other internal research and development expenses.

General and administrative expenses

General and administrative expenses were $20.3 million and $14.9 million for the years ended December 31, 2025 and 2024, respectively. The increase of $5.4 million was primarily due to an increase of $1.7 million in personnel-related costs, an increase of $1.3 million in professional fees and other expenses, an increase of $2.0 million in stock-based compensation expenses, and an increase of $0.4 million in other general and administrative-related costs.

Interest income

Interest income was $13.6 million and $11.4 million for the years ended December 31, 2025 and 2024, respectively. The increase of $2.2 million was primarily due to higher cash balances held in short-term investments during the period.

Other income

Other income was $1.6 million and $0.5 million for the years ended December 31, 2025 and 2024, respectively. The increase of $1.2 million is primarily due to an increase in dividend income on short-term investments.

Liquidity and capital resources

Sources of liquidity

Through March 31, 2026, we have raised a total of $352.5 million to fund our operations primarily from the gross proceeds of the sale and issuance of our convertible preferred stock and previously outstanding convertible notes. Additionally, through March 31, 2026, we have received $335.0 million in connection with the AbbVie Agreement. As of March 31, 2026, we had cash, cash equivalents and short-term investments of $455.8 million.

Future funding requirements

Based on our current operating plans, we estimate that the estimated net proceeds from this offering, along with our existing cash, cash equivalents and short-term investments as of the date of this prospectus, will be sufficient to fund our projected operating expenses and capital expenditure requirements through    . However, this estimate is a forward-looking statement that involves risks and uncertainties, and actual result could vary materially. We have based this estimate on assumptions that may prove to be incorrect, and we could use our available capital resources sooner than anticipated.

We have incurred significant operating losses since our inception. As of March 31, 2026, we had an accumulated deficit of $243.4 million. Substantially all of our net losses have resulted from costs related to our R&D programs, and to a lesser extent, from general and administrative expenses. As mentioned above, we entered into the AbbVie Agreement in May 2025 and recognized $335.0 million in deferred revenue from the receipt of a related upfront payment. However, the recognition of this deferred revenue is expected to occur in future periods and is not anticipated to outweigh potential operating losses. As such, we expect to continue incurring significant expenses and operating losses for the foreseeable future, and we anticipate these losses will increase substantially as we continue our development of, seek regulatory approval for and potentially commercialize our product candidates, seek to discover and develop additional product candidates, utilize third party manufacturers, hire additional personnel, expand and protect our intellectual property portfolio and incur additional costs associated with being a public company. If we obtain regulatory approval for our product candidates, we anticipate incurring significant expenses related to developing our commercialization capabilities for product sales, marketing and distribution. Our net losses may fluctuate significantly from quarter to quarter and year to year, depending on the timing of our clinical trials, preclinical studies and other R&D activities and capital expenditures.

Our future capital requirements will depend on many factors, including:

•

the initiation, type, number, scope, progress, expansions, results, costs and timing of clinical trials and preclinical studies of our product candidates and any future product candidates we may choose to pursue, including the costs of modification to clinical development plans based on feedback that we may receive from regulatory authorities and any third-party products used as combination agents in our clinical trials;

•	the costs and timing of manufacturing for our product candidates and commercial manufacturing if any product candidate is approved;

•	the costs and timing of establishing or securing sales and marketing capabilities if any product candidate is approved;

•	our ability to achieve sufficient market acceptance, coverage and adequate reimbursement from third-party payors and adequate market share and revenue for any approved products;

•	our research and development costs and the receipt of milestone and other payments under the AbbVie Agreement;

•

our ability to establish and maintain strategic collaborations, licensing or other arrangements and the financial terms of any such arrangements, including the timing and amount of any future milestone, royalty or other payments due under any such agreement;

•	the costs associated with hiring and retaining skilled personnel and consultants as our preclinical and clinical activities increase;

•	our investments in our operational, financial and management information systems;

•	the costs associated with operating as a public company;

•	the costs involved in preparing, filing, prosecuting, maintaining, defending and enforcing our intellectual property portfolio; and

•	costs associated with any products or technologies that we may in-license or acquire.

We do not have any products approved for sale and have not generated any product revenue to date. We do not expect to generate any revenue from product sales until we successfully complete development and obtain regulatory approval for one or more of our product candidates or any future product candidates. This process is expected to take several years and may never occur. Consequently, we will need substantial additional funding, beyond the net proceeds from this offering, to support our ongoing operations and pursue our business plan. Until such time we can generate significant revenue from product sales, if ever, we expect to finance our operations through public or private equity or debt financings or other capital sources, which include existing strategic collaborations and may include other potential strategic arrangements with third parties. However, we may not be able to secure additional financing or enter into such other strategic arrangements in a timely manner or on favorable terms, if at all. To the extent that we raise additional capital through the sale of equity or convertible debt securities, the ownership interest of our stockholders could be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect the rights of our common stockholders. Debt financing and equity financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends. If we raise funds through collaboration or licensing arrangements with third parties or other strategic transactions, we may have to relinquish valuable rights to our intellectual property, future revenue streams, research programs, or product candidates or grant licenses on terms that may not be favorable to us and/or may reduce the value of our common stock. If we are unable to raise additional funds or enter into such arrangements when needed, we could be forced to delay, limit, reduce or terminate our R&D programs or future commercialization efforts, or grant rights to develop and market our product candidates even if we would otherwise prefer to develop and market such product candidates ourselves.

Cash flows

The following table summarizes our cash flows for the periods presented (in thousands):

	Three months ended March 31,		Year ended December 31,
	2026	2025	2025	2024
	(unaudited)
Net cash provided by (used in) operating activities	$(22,680)	$(12,705)	$262,288	$(48,563)
Net cash provided by (used in) investing activities	19,958	13,942	(209,925)	39,514
Net cash provided by financing activities	2	—	97	225
Effect of exchange rate changes on cash and cash equivalents	61	(6)	23	6

Net (decrease) increase in cash and cash equivalents	$(2,659)	$1,231	$52,483	$(8,818)

Operating activities

Net cash used in operating activities was $22.7 million for the three months ended March 31, 2026, primarily due to a net loss of $22.7 million. This was partially offset by noncash charges for stock-based compensation of $0.8 million, depreciation expense of $0.3 million and amortization of right-of-use assets of $0.4 million. The net loss was further partially offset by changes in our operating assets and liabilities of $1.4 million, which primarily consisted of an increase in accounts payable of $0.9 million, a decrease in prepaid expenses and other current assets of $0.5 million, a decrease in accrued expenses and other current liabilities of $0.1 million and a decrease in operating lease liabilities of $0.4 million.

Net cash used in operating activities was $12.7 million for the three months ended March 31, 2025, primarily due to a net loss of $15.6 million and accretion of short-term investments of $1.0 million, partially offset by noncash charges for stock-based compensation of $1.7 million, depreciation expense of $0.2 million and amortization of right-of-use assets of $0.3 million. The net loss was further partially offset by changes in our operating assets and liabilities of $1.6 million, which primarily consisted of an increase in accounts payable of $2.7 million, a decrease in prepaid expenses and other current assets of $1.7 million, an increase in other non-current assets of $1.3 million, a decrease in accrued expenses and other current liabilities of $1.3 million and a decrease in operating lease liabilities of $0.1 million.

Net cash provided by operating activities was $262.3 million for the year ended December 31, 2025, primarily due to the changes in our operating assets and liabilities of $329.8 million, which consisted of an increase in deferred revenue of $331.6 million related to the upfront payment received in relation to the AbbVie Agreement. This was partially offset by a net loss of $73.1 million and accretion of short-term investments of $2.9 million. Other changes in our operating assets and liabilities consisted of an increase in accounts payable of $4.5 million and an increase in other liabilities of $0.2 million, partially offset by an increase in prepaid expenses and other current assets of $3.7 million, an increase in other non-current assets of $1.5 million, a decrease in operating lease liabilities of $1.1 million and a decrease of accrued expenses and other current liabilities of $0.1 million.

Net cash used in operating activities was $48.6 million for the year ended December 31, 2024, primarily due to a net loss of $46.4 million and accretion of short-term investments of $7.1 million, partially offset by noncash charges for stock-based compensation of $3.9 million, depreciation expense of $0.7 million and amortization of right-of-use assets of $0.8 million. Changes in our operating assets and liabilities were $0.6 million, which primarily consisted of an increase in accrued expenses and other current liabilities of $1.6 million, partially offset by a decrease in operating lease liabilities of $0.7 million, an increase of $0.6 million in other non-current assets, an increase in prepaid expenses and other current assets of $0.6 million and a decrease of $0.2 million in accounts payable.

Investing activities

Net cash provided by investing activities was $20.0 million for the three months ended March 31, 2026, primarily due to proceeds from the sale of short-term investments of $45.0 million, partially offset by purchases of short-term investments of $25.0 million.

Net cash provided by investing activities was $13.9 million for the three months ended March 31, 2025, primarily due to proceeds from the sale of short-term investments of $54.0 million, partially offset by purchases of short-term investments of $39.6 million.

Net cash used in investing activities was $209.9 million for the year ended December 31, 2025, primarily due to purchases of short-term investments of $403.5 million and purchases of property and equipment of $2.9 million, partially offset by sales of short-term investments of $196.5 million.

Net cash provided by investing activities was $39.5 million for the year ended December 31, 2024, primarily due to sales of short-term investments of $221.0 million, partially offset by purchases of short-term investments of $181.0 million and purchase of property and equipment of $0.5 million.

Financing activities

Cash flows from financing activities were immaterial for three months ended March 31, 2026 and 2025, and the years ended December 31, 2025 and 2024.

Contractual obligations and other commitments

In March 2024, we entered into a non-cancelable lease amendment to extend the lease term of the existing office and laboratory space and to expand the original leased premises. The amendment commenced on February 1, 2025, and includes additional minimum lease payments aggregating to $5.4 million, as well as charges for common area maintenance and property taxes. As of March 31, 2026, total minimum lease payments for all our leases were $8.5 million.

During the normal course of our business, we enter into contracts for research and professional services, and for the purchase of lab supplies used in our research activities. These contracts generally provide for termination after a notice period, and, therefore, are cancelable contracts and not separately presented.

Off-balance sheet arrangements

Since our inception, we did not have, and we do not currently have, any off-balance sheet arrangements as defined under the rules and regulations of the SEC.

Recent accounting pronouncements

A description of recently issued accounting pronouncements that may potentially impact our financial position, results of operations and cash flows is included in Note 2 to our audited consolidated financial statements included elsewhere in this prospectus.

Critical accounting policies and estimates

Our consolidated financial statements and the related notes included elsewhere in this prospectus are prepared in accordance with generally accepted accounting principles in the United States. The preparation of these financial statements requires us to make estimates and assumptions that impact the reported amounts of assets, liabilities, expenses and related disclosures. We continually evaluate these estimates and assumptions, basing them on historical experience and various other factors we consider reasonable under the circumstances. Actual results may differ from these estimates due to different assumptions or conditions.

While our significant accounting policies are described in more detail in Note 2 to our audited consolidated financial statements for the year ended December 31, 2025, included elsewhere in this prospectus, we believe the following accounting policies are those most critical to fully understanding and evaluating our consolidated financial condition and results of operations.

Accrued R&D expense

As part of preparing our financial statements, we estimate our R&D expenses as of each balance sheet date. This involves reviewing open contracts and purchase orders, communicating with our personnel to identify services performed on our behalf, and estimating the level of service performed and the associated costs incurred when we have not yet been invoiced or notified of the actual costs. We base these estimates on facts and circumstances known to us at that time. The significant estimates in our R&D expenses include costs incurred for services performed by vendors for which we have not yet been invoiced. We rely on quotes and contracts with vendors conducting R&D on our behalf to estimate the services received and efforts expended. The financial terms of these agreements are subject to negotiation, vary from contract to contract, and may result in uneven payment flows.

There may be instances where payments to vendors exceed the level of services provided, resulting in a prepayment of R&D expenses. When accruing service fees, we estimate the time period over which services will be performed and the level of effort required. If the actual timing or level of effort varies from our estimates, we adjust the accrual or prepaid expense accordingly. Advance payments for goods and services to be used in future R&D activities are expensed when the activity is performed or the goods are received, rather than when the payment is made.

While we do not expect our estimates to differ materially from the actual amounts incurred, discrepancies between our estimates and the actual status and timing of services performed could result in reporting amounts that are too high or too low in a given period. To date, there have been no material differences between our estimates of such expenses and the amounts actually incurred.

Revenue recognition

We enter into collaboration agreements that are within the scope of Accounting Standards Codification Topic 606, “Revenue from Contracts with Customers” (ASC 606), under which we license rights to certain of our potential product candidates and perform research and development services.

Under ASC 606, an entity recognizes revenue when its customer obtains control of promised goods or services, in an amount that reflects the consideration which the entity expects to receive in exchange for those goods or services. To determine the appropriate amount of revenue to be recognized for contracts determined to be within the scope of ASC 606, we perform the following five steps: (i) identification of the promised goods or services in the contract; (ii) determination of whether the promised goods or services are performance obligations, including whether they are distinct in the context of the contract; (iii) measurement of the transaction price, including the constraint on variable consideration; (iv) allocation of the transaction price to the performance obligations; and (v) recognition of revenue when, or as, we satisfy each performance obligation. We only apply the five-step model to contracts when it is probable that we will collect consideration we are entitled to in exchange for the goods or services we transfer to the customer. For further discussion, see Note 2 to our audited consolidated financial statements for the year ended December 31, 2025 included elsewhere in this prospectus.

Stock-based compensation expense

Stock-based compensation expense represents the cost of the estimated grant date fair value of the stock option awards amortized on a straight-line basis over the requisite service period (usually the vesting period). In determining the fair value of the options granted, we use the Black-Scholes option pricing model and forfeitures are accounted for in the period in which they occur.

The Black-Scholes option pricing model uses inputs which are highly subjective and generally require significant management judgment. These assumptions include:

•	Fair value of common stock—See the subsection titled “—Determination of fair value of our common stock” below.

•	Expected term—The expected term represents the period when our stock options are expected to be outstanding. We have set the expected term using the simplified method (based on the mid-point between the vesting date and the end of the contractual term) as we have concluded that our stock option exercise history does not provide a reasonable basis upon which to estimate the expected term.

•

Expected volatility—Since we are privately held and do not have an active trading market for our common stock for a sufficient period of time, the expected volatility was estimated based on the average volatility for comparable publicly-traded companies, over a period equal to the expected term of the stock option grants.

•	Risk-free interest rate—The risk-free rate assumption is based on the U.S. Treasury zero coupon issues in effect at the time of grant for periods corresponding with the expected term of the option.

•

Expected dividend yield—The expected dividend assumption is based on our history and expectation of dividend payouts. We have not paid dividends and do not anticipate paying dividends on our common stock.

See Note 10 to each of our audited consolidated financial statements and unaudited condensed consolidated financial statements included elsewhere in this prospectus for more information concerning certain of the specific assumptions we used in applying the Black-Scholes option pricing model to determine the estimated fair value of our stock options. Certain of such assumptions involve inherent uncertainties and the application of significant judgment. As a result, if factors or expected outcomes change and we use significantly different assumptions or estimates, our stock-based compensation could be materially different.

The intrinsic value of all outstanding options as of    , 2026, was $    million based on the assumed initial public offering price of $     per share, which is the midpoint of the price range set forth on the cover page of this prospectus, of which approximately $     million was related to vested options and approximately $     million was related to unvested options.

Determination of fair value of our common stock

Historically, for all periods prior to this offering, given the absence of a public trading market for our common stock, the grant-date fair market value of our common stock underlying stock options was determined by our board of directors, with input from management. The board considered and assessed various objective and subjective factors, including contemporaneous independent third-party valuations of our common stock, the prices at which we sold shares of our convertible preferred stock, the rights, preferences and privileges of our convertible preferred stock relative to the common stock, the lack of marketability of our common stock, our actual operating results and financial position, important developments in our operations, the status of our R&D efforts, our stage of development and business strategy and the material risks related to our business and industry, external market conditions in the life sciences industry, general market conditions affecting the life sciences and biotechnology industry sectors, equity market conditions of comparable public companies, U.S. and global economic conditions and the likelihood of achieving a liquidity event for the holder of our common stock, such as an IPO or a sale of our company, given prevailing conditions.

The contemporaneous independent third-party valuations were performed in accordance with the guidance provided by the American Institute of Certified Public Accountants Audit and Accounting Practice Aid Series: Valuation of Privately-Held-Company Equity Securities Issued as Compensation (the Practice Aid). The methodology to determine the fair value of our common stock included estimating the fair value of the enterprise using a market approach, which estimates the fair value of a company by including an estimation of the value of the business based on guideline public companies under a number of different scenarios. The Practice Aid identifies various available methods for allocating enterprise value across classes and series of capital stock to determine the estimated fair value of common stock at each valuation date.

In accordance with the Practice Aid, we considered the following methods:

•

Option Pricing Method (OPM): Under the OPM, shares are valued by creating a series of call options with exercise prices based on the liquidation preferences and conversion terms of each equity class. The estimated fair values of the convertible preferred stock and common stock are inferred by analyzing these options. Within the OPM framework, the backsolve method is used for inferring the total equity value implied by recent financing transactions. It involves the construction of an allocation model that takes into account the capital structure of an entity as well as the rights, preferences and privileges of each equity class. It also assumes reasonable inputs for the other OPM variables, such as the expected time to liquidity, volatility and risk-free rate to solve for the equity value such that the calculated value for the most recent financing equals the amount paid. The OPM is appropriate to use when the range of possible future outcomes is so difficult to predict that estimates would be highly speculative, and dissolution or liquidation is not imminent.

•

Probability-Weighted Expected Return Method (PWERM): The PWERM is a scenario-based analysis that estimates value per share based on the probability-weighted present value of expected future investment returns, considering each of the possible outcomes available to us, as well as the economic and control rights of each share class.

•

Hybrid Method: The Hybrid Method is a hybrid between PWERM and OPM, where the equity value probability-weighted value across multiple scenarios but using the OPM to estimate the allocation of value within one or more of those scenarios.

Based on our early stage of development and other relevant factors, we determined the OPM method was the most appropriate method for valuations of our common stock performed prior to August 2023. For options granted starting in August 2023, in accordance with the Practice Aid, we determined the hybrid method was the most appropriate method for determining the fair value of our common stock based on our stage of development and other relevant factors. The hybrid method is a scenario-based methodology that estimates the fair value of common stock based upon an analysis of future values for our company, assuming various outcomes with one of those outcomes incorporating the OPM method. In determining the estimated fair value of our common stock, our board of directors also considered the fact that our stockholders could not freely trade our common stock in the public markets. Accordingly, we applied discounts to reflect the lack of marketability of our common stock based on the weighted-average expected time to liquidity.

There are significant judgments and estimates inherent in the determination of the fair value of our common stock. These judgments and estimates include assumptions regarding our future operating performance, the time to complete an initial public offering or other liquidity event, and the determination of the appropriate valuation methods. As a result, if we had used significantly different assumptions or estimates, the fair value of our common stock and our stock-based compensation expense could have been materially different.

Once a public trading market for our common stock has been established in connection with the completion of this offering, it will no longer be necessary for our board of directors to estimate the fair value of our common stock in connection with our accounting for granted stock options and other such awards we may grant, as the fair value of our common stock will be determined based on the closing price of our common stock as reported on the date of grant on the primary stock exchange on which our common stock is traded.

Quantitative and qualitative disclosures about market risk

Interest rate and market risk

We are exposed to market risks in the ordinary course of our business, primarily limited to interest rate fluctuations. Financial instruments that potentially subject us to concentrations of credit risk primarily consist of cash, cash equivalents and short-term investments. We maintain deposits in federally insured financial institutions in excess of federally insured limits and hold investments in money market funds and U.S. Treasury securities, which can be subject to certain credit risks. The primary objective of our investment activities is to preserve principal and liquidity while maximizing income without significantly increasing risk. We do not enter into investments for trading or speculative purposes.

Due to the short-term nature of our investment portfolio, we do not believe that a hypothetical 10% increase or decrease in interest rates during any of the periods presented would have a material effect on our consolidated financial statements included elsewhere in this prospectus.

Effects of inflation

Inflation generally affects us by increasing our cost of labor and research and development contract costs. We do not believe inflation has had a material effect on our results of operations during the periods presented in our consolidated financial statements included elsewhere in this prospectus.

Emerging growth company and smaller reporting company status

As an emerging growth company under the JOBS Act, we can take advantage of an extended transition period for complying with new or revised accounting standards. We have elected to avail ourselves of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, we can adopt the new or revised standard at the time private companies adopt the new or revised standard and may do so until such time that we either irrevocably elect to opt out of such extended transition period or no longer qualify as an emerging growth company. We may choose to early adopt any new or revised accounting standards whenever such early adoption is permitted for private companies.

Subject to certain conditions set forth in the JOBS Act, if, as an “emerging growth company,” we choose to rely on such exemptions we may not be required to, among other things, (i) provide an auditor’s attestation report on our system of internal controls over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act, (ii) provide all of the compensation disclosure that may be required of non-emerging growth public companies under the Dodd-Frank Wall Street Reform and Consumer Protection Act, (iii) comply with any requirement that may be adopted by the PCAOB regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the consolidated financial statements (auditor discussion and analysis), or (iv) disclose certain executive compensation related items such as the correlation between executive compensation and performance and comparisons of the CEO’s compensation to median employee compensation. We will continue to remain an emerging growth company until the earliest of the following: (i) the last day of the fiscal year following the fifth anniversary of the date of the completion of this offering; (ii) the last day of the fiscal year in which our total annual gross revenue is equal to or more than $1.235 billion; (iii) the date on which we have issued more than $1.0 billion in nonconvertible debt during the previous three years; or (iv) the date on which we are deemed to be a large accelerated filer as defined in Rule 12b-2 under the Exchange Act.

We are also a smaller reporting company as defined in the Exchange Act. We may continue to be a smaller reporting company even after we are no longer an emerging growth company. We may take advantage of certain of the scaled disclosures available to smaller reporting companies and will be able to take advantage of these scaled disclosures for so long as our voting and non-voting common stock held by non-affiliates is less than $250.0 million measured on the last business day of our second fiscal quarter, or our annual revenue is less than $100.0 million during the most recently completed fiscal year and our voting and non-voting common stock held by non-affiliates is less than $700.0 million measured on the last business day of our second fiscal quarter.

Business

Overview

We are a late-clinical stage biotechnology company focused on developing next-generation siRNA therapeutics designed to treat a broad spectrum of diseases. We are focused on advancing and expanding our pipeline of highly potent, selective and durable double-stranded oligonucleotides (siRNA) therapeutic candidates, including three clinical-stage programs and two advanced preclinical programs. Our goal is to control the expression of specific disease drivers with highly selective RNA targeted therapies, delivering life-changing treatments for patients with urgent unmet medical needs. Our team is united by a shared vision to build a leading next-generation siRNA therapeutics company.

siRNA, or small interfering RNA, therapeutics represent a significant advancement in precision medicine by addressing diseases at the genetic level (mRNA or RNA) while avoiding permanent alterations to a patient’s genome (DNA). While this class of medicines has had significant success both clinically and commercially, its broader potential has historically been constrained by challenges in achieving potent, durable and selective silencing, especially outside of established liver-directed applications.

Drawing on decades of RNA drug development experience, our team has built two proprietary technologies to overcome these limitations through advances in siRNA design and delivery: (1) messenger RNA (mRNA) Silencing Technology (MST) and (2) Cell Targeted Delivery (CTD). These technologies are collectively designed to optimize our siRNA sequences and delivery to both hepatic and extrahepatic tissues. Using these technologies, we seek to develop novel therapeutics prioritizing chronic diseases where deep, durable target suppression can enable meaningful clinical benefit for patients with significant unmet need. We currently have five wholly-owned therapeutic candidates in clinical and preclinical development. Our three clinical-stage therapeutic candidates, each of which targets hepatic tissues, are being evaluated for the treatment of complement-mediated diseases, hereditary angioedema (HAE) and thrombotic diseases. In addition, we are utilizing our CTD technology to expand beyond hepatic delivery into extrahepatic tissues, with two programs in or advancing to the investigational new drug application (IND)-enabling stage targeting adipose (obesity) and neurons (neurodegenerative diseases including Alzheimer’s).

Beyond our wholly-owned pipeline, in May 2025, we entered into a discovery-stage Collaboration and License Option Agreement (the AbbVie Agreement) with the Puerto Rico branch of AbbVie Biotechnology Ltd (AbbVie) to advance novel siRNA therapeutics across multiple therapeutic areas, pursuant to which we received an upfront cash payment of $335.0 million and are eligible to receive additional payments of up to $385.0 million in option extension and option exercise payments, up to $7.45 billion in additional contingent milestone payments, as well as tiered royalties at rates in the high single digits to mid-teens, as more fully described in the section titled “Collaboration and license option agreement.”

Our wholly-owned pipeline includes:

Our hepatic-targeted programs

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Agazisiran: Our complement factor B (CFB) program, agazisiran, represents a pipeline-in-a-product opportunity, where a single product candidate has the potential to address multiple indications. In our Phase 1 clinical trial, we observed near-complete inhibition of the alternative pathway (AP) through 6 months post-dose, and agazisiran was generally well-tolerated. We are conducting three Phase 2 clinical trials to evaluate the efficacy and safety of agazisiran in patients with complement-mediated diseases: (1) renal diseases, including IgAN, C3G and IC-MPGN; (2) GA secondary to AMD; and (3) PNH.

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Onvuzosiran: Our most advanced clinical program, onvuzosiran, targets prekallikrein (PKK) for the prevention of HAE attacks. In our Phase 1/2 clinical trial, we observed robust reduction of circulating PKK/kallikrein levels, with durability results that support the potential for Q6M and Q3M dosing via subcutaneous (SC) injection. Despite dosing at levels below those utilized in our ongoing Phase 3 STOP-HAE clinical trial, all participants in the Phase 2a cohort remained attack-free for 3 months following the initial dose, with one patient remaining attack-free for 17 consecutive months on Q6M dosing as of the July 21, 2026 data cutoff date, after one mild attack on Day 153. Onvuzosiran has been generally well-tolerated in this clinical trial as of the December 1, 2025 safety data cutoff date. We are conducting our randomized, double-blind, placebo-controlled Phase 3 STOP-HAE clinical trial designed to evaluate the efficacy and safety of onvuzosiran in 90 adults with Type I or Type II HAE. We have also received orphan drug designation for onvuzosiran for the treatment of HAE from the U.S. Food and Drug Administration (FDA).

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ADX-626: Our Factor XI (FXI) program, ADX-626, is in development for secondary stroke prevention with additional clinical potential for stroke prevention in atrial fibrillation. We are conducting a Phase 1 single ascending dose clinical trial in healthy volunteers for ADX-626. Based on the FXI data for a single 400 mg dose group, we observed a mean reduction of 97.4% (93.9% to 99.6%, median 98.6%) and 95.4% (91.9% to 97.5%, median 96.4%) at nadir in FXI protein and FXI activity, respectively, and the potential for Q6M dosing. Four of the six participants were below the lower limit of quantification (LLOQ) for FXI activity. We are preparing for Phase 2 clinical development and intend to continue to explore higher doses of ADX-626 in the Phase 1 trial .

Our extrahepatic-targeted programs

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ADX-077: Our adipose-targeted obesity program, ADX-077, is designed to reduce body weight and fat while preserving lean mass. In an obese non-human primate (NHP) study, for a single SC injection of ADX-077, we observed >95% reduction of target mRNA in adipose tissue, which resulted in an 8.3% overall bodyweight reduction at Week 13, with 26.3% fat mass reduction while preserving lean mass, and it was generally well-tolerated. We have initiated IND-enabling studies and plan to initiate a Phase 1 clinical trial, subject to receipt of regulatory clearance.

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ADX-199: Our neuron-targeted program, ADX-199, is designed to selectively silence and degrade amyloid-ß precursor protein (APP) mRNA in neurons, which is genetically linked to Alzheimer’s disease. In NHP studies, we observed potent and durable reduction of target protein after single IT dosing with preferential activity in CNS tissue over peripheral tissues. For example, in an NHP study, we observed deep APP mRNA reduction across various brain regions at 3 months including 94.9% knockdown activity in the frontal cortex, a key brain region implicated in Alzheimer’s disease. We believe we are the first biopharmaceutical company to achieve selective targeted delivery of siRNA into neurons in NHP studies. We are advancing ADX-199 into IND-enabling studies.

Beyond our named programs, we plan to continue to leverage our proprietary technologies to strategically expand our pipeline of next-generation siRNA therapeutics. Our execution is made possible by our team, which is led by seasoned entrepreneurial executives with deep experience in their respective fields, who are united by a shared vision to build a leading next-generation siRNA therapeutics company.

Our approach and proprietary technologies

Over the last decade, the first generation of liver-targeted siRNA therapeutic candidates has demonstrated the ability to interfere with or silence precise genes to inhibit or significantly reduce the production of disease-causing proteins. These therapies have delivered meaningful clinical outcomes, resulting in seven siRNA drug approvals by global health authorities. While these therapies have had significant commercial success, limitations remain, including the need for frequent dosing to maintain target knockdown and an inability to target beyond the liver. Our programs are designed to address these limitations and realize the full potential of siRNA therapeutics by (1) increasing the depth and durability of clinical response of these therapies directed at hepatic tissues and (2) overcoming key barriers to extrahepatic targeting by leveraging our proprietary CTD technology to deliver our highly potent and efficient siRNA payloads to the target tissue /cell type.

Our holistic siRNA approach utilizes modified oligonucleotides that engage endogenous cellular processes to regulate gene expression by the specific targeting and degradation of mRNAs. Our approach centers on three core pillars:

1.	Sequence engineering: Leverage our proprietary computational platform to generate unique insights from oligonucleotide-enzyme interactions, with the goal of consistently driving differentiated potency and durability for our therapeutic candidates.

2.	Broad delivery: Unlock the potential of siRNA therapeutic candidates beyond the liver via targeted delivery to extrahepatic tissues, such as adipose, neurons, microglia, skeletal muscle, cardiac muscle and ocular tissues, thereby broadening the landscape of diseases we can seek to address.

3.	Strategic indication selection: Prioritize diseases, with a focus on chronic conditions, where our technologies have the potential to drive deep, or even near complete, and durable target suppression to enable meaningful clinical benefit for patients with significant unmet need.

Leveraging our team’s decades of experience and expertise, as well as our proprietary MST and CTD technologies, we design our siRNA therapeutic candidates for potency, precision and durability. Our MST technology includes proprietary software that allows us to identify a unique pool of candidate sequences by taking into consideration the assembly and intrinsic catalytic capability of RNA-induced-silencing complex (RISC), while also limiting off-target effects. We then further optimize the siRNA duplex through chemical modifications, tuning kinetics and thermodynamics of siRNA and the resulting RISC, to increase its catalytic activity to repeatedly cleave target mRNA. Our MST technology is designed to generate siRNA therapeutic candidates that provide significant depth and durability of the reduction of the target protein.

Our proprietary CTD technology is designed to enable us to selectively deliver our siRNA therapeutic candidates across a range of organs and disease relevant tissues, including hepatocytes (via a novel cluster of GalNAc-derived targeting), adipocytes, CNS cells (primarily neurons and/or microglia with a proprietary approach utilizing small molecule ligands), and other extrahepatic tissues, such as skeletal muscle, cardiac muscle and ocular tissues. We believe we are the first biopharmaceutical company to achieve selective targeted delivery of siRNA into neurons in NHP studies.

We are further enhancing our proprietary MST and CTD technologies to enable bispecific-siRNA programs for various tissue types. To accomplish this, we are developing bispecific-siRNA technology designed to enable the suppression of multiple disease-causing proteins simultaneously with a single construct, which has the potential to expand the reach of opportunities for siRNAs as a class. Through the expansion of our technologies’ reach, we continue to seek to develop novel therapeutics for the treatment of chronic diseases where deep, durable suppression can enable meaningful clinical benefit.

Our technologies support a broad intellectual property estate for our siRNA therapeutic candidates and we believe it provides us with a competitive advantage.

Our pipeline of next-generation siRNA programs

We have internally generated a robust pipeline of differentiated therapeutic candidates designed to deliver deep and durable reduction of target proteins with significant potential impact on disease burden, coupled with infrequent dosing. In addition to our current programs, we intend to continue to leverage our proprietary technologies to develop new therapeutic candidates targeting both known and novel targets.

Figure 1: Our pipeline of hepatic-targeted and extrahepatic-targeted programs.

(1)	A novel, undisclosed target in adipose tissue, which we refer to as “OBE1”, whose reduction in expression has been shown to reduce adiposity, with the objective to reduce body weight and fat while preserving lean mass. For additional details, see the section titled “ADX-077—siRNA preclinical therapeutic candidate for obesity via a novel undisclosed target in adipose tissue”

AFib = Atrial Fibrillation; APP = Amyloid-ß Precursor Protein; C3G = Complement 3 Glomerulopathy; CFB = Complement Factor B; FXI = Factor XI; GA = Geographic Atrophy; HAE = Hereditary Angioedema; IC-MPGN = Immune Complex-Mediated Membranoproliferative Glomerulonephritis; IgAN = IgA Nephropathy; PKK = Prekallikrein; PNH = Paroxysmal Nocturnal Hemoglobinuria

In addition, we have partnered with AbbVie to advance novel siRNA therapeutics across multiple therapeutic areas.

Agazisiran—a potent long-acting siRNA silencing complement factor B mRNA for the treatment of multiple complement-mediated diseases

Our CFB program, agazisiran, represents a pipeline-in-a-product opportunity. CFB is a clinically validated target in the complement pathway that is implicated in the pathophysiology of a broad range of complement-mediated diseases. Agazisiran is delivered via SC administration with a targeted dosing interval of once every 3 months (Q3M) and once every 6 months (Q6M). We designed agazisiran to suppress liver-derived CFB in order to preferentially inhibit AP activation over lectin pathway and classical pathway (CP) activation, which may reduce the risk of infection compared to approaches with broader complement inhibition. In our Phase 1 clinical trial, we observed that a single SC dose of agazisiran was generally well-tolerated with no drug-related serious adverse events (SAEs), and we observed sustained reduction of plasma CFB protein levels, which resulted in selective inhibition of the complement AP activity without changes in the CP activity. For a single SC dose of agazisiran, we observed near-complete reductions of alternative pathway activity, with reductions sustained through 6 months. Data supports a differentiated therapeutic profile with regards to both the duration and depth of AP activity inhibition for multiple complement-mediated diseases. We are conducting multiple Phase 2 clinical trials to evaluate the efficacy and safety of agazisiran in participants with complement-mediated diseases: (1) renal diseases (IgA nephropathy (IgAN), C3 glomerulopathy (C3G) and immune complex membranoproliferative glomerulonephritis (IC-MPGN)); (2) GA secondary to AMD; and (3) PNH.

Onvuzosiran—a potent long-acting siRNA silencing PKK mRNA for the prevention of HAE attacks

Our most advanced clinical program, onvuzosiran, targets PKK. PKK is a known target directly involved in HAE attacks, and is the precursor protein cleaved to form the functional enzyme kallikrein (KK). Onvuzosiran is delivered via SC administration, with target dosing intervals of Q6M and Q3M being studied in our ongoing, Phase 3 STOP-HAE clinical trial. A recently approved antisense oligonucleotide (ASO) therapeutic demonstrated that reduction of PKK mRNA can provide clinical benefit for HAE patients; however, this therapeutic requires dosing every 4 to 8 weeks and, with an attack-free rate in the Phase 3 study of 35% (Q8W) to 53% (Q4W), leaves room for improvement in the field. In the completed Phase 1 portion of our ongoing Phase 1/2 clinical trial, we observed at the 6 mg/kg dose level that a single injection reduced circulating PKK/KK levels by a mean of 94% (88% to 97%, median 96%) at nadir and maintained 84% mean suppression (78% to 92%, median 82%) at 6 months. Three of the four participants reached below LLOQ for PKK/KK levels at nadir. The Phase 2a portion evaluated the safety and tolerability, pharmacokinetic (PK) activity and pharmacodynamic (PD) activity of onvuzosiran in HAE patients. Despite dosing at levels below those utilized in our ongoing Phase 3 STOP-HAE clinical trial, all participants in the Phase 2a cohort remained attack-free for 3 months following the initial dose, with one patient remaining attack-free for 17 consecutive months on Q6M dosing as of the July 21, 2026 data cutoff date, after one mild attack on Day 153. Onvuzosiran has been generally well-tolerated in both healthy volunteers and in HAE patients as of the December 1, 2025 safety data cutoff date, with no treatment-related SAEs. We are conducting our randomized, double-blind, placebo-controlled Phase 3 STOP-HAE clinical trial designed to evaluate the efficacy and safety of onvuzosiran in 90 adults with Type I or Type II HAE. We have also received orphan drug designation for onvuzosiran for the treatment of HAE from the FDA.

ADX-626—a potent long-acting siRNA silencing coagulation Factor XI for secondary stroke prevention with additional clinical potential for stroke prevention in atrial fibrillation

Our FXI program, ADX-626, is in development for secondary stroke prevention with additional clinical potential for stroke prevention in atrial fibrillation. FXI is an emerging target implicated in thrombosis propagation, but with less involvement in hemostasis. ADX-626 is designed to selectively target and degrade FXI mRNA, resulting in the depletion of FXI protein and providing antithrombotic activity in patients without the risk of bleeding commonly associated with current treatments. The largest potential patient population to benefit from an antithrombotic with a safer bleeding profile are patients that have recently had an ischemic stroke and those with atrial fibrillation. In both patient populations, the objective is to reduce the risk of a stroke. FXI inhibition has recently gained significant clinical validation in secondary stroke prevention, while also highlighting the continued need for more effective and durable therapies. An investigational oral FXIa inhibitor, asundexian, has provided important proof-of-concept for the class, with pivotal Phase 3 data showing that daily treatment, when added to antiplatelet therapy, reduced the risk of recurrent ischemic stroke by 26% compared to placebo, without an increase in major bleeding as defined by the International Society on Thrombosis and Haemostasis (ISTH major bleeding). However, residual stroke risk remained in the asundexian-treated population, suggesting that substantial unmet need persists. Other oral FXIa inhibitors, including milvexian and abelacimab, remain in late-stage development in (1) secondary stroke prevention, (2) stroke prevention in atrial fibrillation and (3) direct oral anticoagulant (DOAC) ineligible atrial fibrillation, further underscoring the clinical and commercial interest in targeting this pathway. We believe ADX-626 has the potential to offer a differentiated approach by enabling sustained, potentially deeper target knockdown with an extended duration of action compared to daily oral small molecule inhibition. We are conducting a Phase 1 single ascending dose clinical trial for ADX-626 in healthy volunteers in which, for participants in the 400 mg dose group, we observed a mean reduction of 97.4% (93.9% to 99.6%, median 98.6%) and 95.4% (91.9% to 97.5%, median 96.4%) at nadir in FXI protein and FXI activity, respectively, and it was generally well-tolerated. Four of the six participants were below the LLOQ for FXI activity. We are preparing for Phase 2 clinical development and intend to continue to explore higher doses of ADX-626 in the Phase 1 trial. Given the clinical validation we believe has been observed in the target indication, we intend to pursue Phase 2 development in secondary stroke prevention, and also intend to pursue exploratory studies in stroke prevention in atrial fibrillation. If successfully developed and approved, our approach could provide a durable, adherence-friendly therapy designed to reduce pathologic thrombus formation while preserving hemostasis, and may address an important remaining unmet need in these indications.

ADX-077—siRNA preclinical therapeutic candidate for obesity via a novel undisclosed target in adipose tissue

Our adipose-targeted obesity program, ADX-077, is our most advanced, wholly-owned extrahepatic therapeutic candidate. ADX-077 is a preclinical siRNA therapeutic candidate designed to selectively target a novel undisclosed target in adipose tissue, which we refer to as “OBE1”, with the objective of reducing body weight and fat while preserving lean mass. Despite the increasing use of GLP-1–based therapies, gastrointestinal adverse events and other treatment-related factors can limit long-term treatment adherence and contribute to high discontinuation rates. Furthermore, a meaningful component of observed weight loss from GLP-1-based therapies reflects not only reductions in fat, but also loss of lean mass. Through our discovery efforts, we have identified molecular targets that, when inhibited, resulted in body weight and fat reduction without losing lean mass. We have designed ADX-077 to reduce expression of OBE1, one of these targets, which has been shown to reduce adiposity through a mechanism distinct from the appetite suppression associated with GLP-1 receptor agonism. In an obese NHP study, for a single SC injection of ADX-077, we observed >95% reduction of target mRNA in adipose tissue, which resulted in an 8.3% overall bodyweight reduction at Week 13, with 26.3% fat mass reduction while preserving lean mass, and it was generally well-tolerated. We have initiated IND-enabling studies and plan to initiate a Phase 1 clinical trial, subject to receipt of regulatory clearance.

ADX-199—siRNA preclinical therapeutic candidate for selectively silencing and degrading APP mRNA in neurons for neurodegenerative diseases

Our neuron-targeted program, ADX-199, is designed to selectively silence and degrade APP mRNA in neurons. APP is genetically linked to Alzheimer’s disease, as pathogenic APP mutations and APP gene duplication can increase APP protein production or alter APP processing, leading to early-onset Alzheimer’s disease. A hallmark pathology of Alzheimer’s disease is the accumulation of amyloid plaques, which are primarily composed of amyloid-ß peptides—fragments derived from APP. These amyloid-ß peptides are believed to contribute to neuronal toxicity, synaptic dysfunction and disease progression. In addition to Alzheimer’s disease, APP-derived amyloid-ß aggregation is also implicated in other neurodegenerative and cerebrovascular disorders, including cerebral amyloid angiopathy (CAA), where vascular deposition of amyloid-ß underlies disease pathology. ADX-199 is an siRNA therapeutic candidate engineered to selectively reduce APP mRNA in neurons. By reducing APP at the transcript level, ADX-199 is intended to decrease amyloid-ß production and upstream pathogenic processes. In NHPs, we observed deep APP mRNA reduction across various brain regions at 3 months including 94.9% knockdown activity in the frontal cortex, a key brain region implicated in Alzheimer’s disease. We are advancing ADX-199 into IND-enabling studies.

We also have multiple discovery-stage siRNA programs focused on additional targets, tissue types and indications. We plan to continue expanding our pipeline with programs against both known and novel targets.

In addition to our wholly-owned pipeline, we entered into the AbbVie Agreement in May 2025 to advance novel siRNA therapeutics across multiple therapeutic areas including neuroscience, immunology and oncology, pursuant to which we received an upfront cash payment of $335.0 million and are eligible to receive additional payments of up to $385.0 million in option extension and option exercise payments, up to $7.45 billion in additional contingent milestone payments, as well as tiered royalties at rates in the high single digits to mid-teens, as more fully described in the section titled “—Collaboration and license option agreement.”

Our team and investors

Our team is led by seasoned entrepreneurial executives with deep experience in their respective fields, who are united by a shared vision to build a leading next-generation siRNA therapeutics company. Collectively, our executive team has been at the forefront of siRNA therapeutics for decades, with experience spanning the entire life cycle of therapeutic development from target identification to product approval:

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Zhen Li, Ph.D., our President, Chief Executive Officer, and co-founder, is an accomplished biotechnology executive with more than two decades of experience in pharmaceutical and biotechnology research and development, spanning drug discovery, translational science, and product development. Dr. Li possesses deep expertise in oligonucleotide therapeutics and has played a pivotal role in advancing innovative nucleic acid–based medicines from early discovery through clinical development. Throughout her career, she has led multidisciplinary teams and contributed to the development of multiple RNA-targeted therapeutic platforms and therapeutic candidates. Prior to co-founding ADARx, Dr. Li served as Senior Vice President at Arrowhead Pharmaceuticals, where she led the discovery and development of the company’s delivery platform technologies and advanced multiple oligonucleotide candidates across a broad range of therapeutic areas to the clinic. Earlier in her career, Dr. Li was a Director at Merck, where she led a multidisciplinary team focused on the development of siRNA therapeutics and delivery technologies. Her work contributed to advancing the understanding and application of RNA-based medicines in therapeutic development. Dr. Li is widely recognized for her scientific leadership and longstanding contributions to the field of oligonucleotide therapeutics and has helped drive innovation across multiple generations of RNA-targeted technologies.

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Ryan Fisk, M.B.A., our Chief Financial Officer and Chief Business Officer, has more than 20 years of investment banking experience partnering with executive teams and boards of biotechnology companies to guide and execute strategic and financial transactions. Mr. Fisk previously served as a Managing Director at Goldman Sachs in the Healthcare Investment Banking Group.

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A. Robert MacLeod, Ph.D., our Chief Scientific Officer, has more than 25 years of experience in small molecule and oligonucleotide drug discovery and development. Prior to joining the company, Dr. MacLeod served as Chief Scientific Officer at Flamingo Therapeutics and spent 14 years at Ionis Pharmaceuticals where he held roles of increasing responsibility, most recently as Vice President and Franchise Head of Oncology. He previously served as Senior Director of Discovery Biology at Takeda and was a founding scientist at MethylGene, a biotech company based on his doctoral work in epigenetics. Throughout his career, Dr. MacLeod has led multidisciplinary drug discovery and development teams across multiple therapeutic areas, advancing over 15 drug candidates in clinical development, including the FDA-approved DAWNZERA®. Dr. MacLeod is also the author or co-author of over 75 scientific publications.

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Rui Zhu, Ph.D., our Chief Technology Officer and co-founder, is an accomplished drug developer with extensive experience in the oligonucleotide field. Prior to ADARx, Dr. Zhu was at Arrowhead Pharmaceuticals, where he was a key inventor and co-lead of multiple siRNA programs that advanced from discovery into clinical trials, including the FDA-approved REDEMPLO® (plozasiran).

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Christopher Claeboe, Ph.D., M.B.A., our Senior Vice President, Operations, has extensive experience in cGMP drug substance and drug product manufacturing through various stages of clinical development to commercialization. Dr. Claeboe spent the first 10 years of his career in small molecule process chemistry, drug substance manufacturing, and program management at Albemarle Corp. After a brief period at Codexis in which he oversaw outsourced custom biocatalyst manufacturing, Dr. Claeboe joined ChemoCentryx (acquired by Amgen), where he contributed significantly to the CMC development activities for their recently approved drug TAVNEOS®.

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Jiang Bian, J.D., our Vice President, Head of Legal, joined ADARx with extensive experience in legal affairs and risk management. He previously served as Head of Legal at ProfoundBio, Inc. and as General Counsel & Chief Compliance Officer at Connect Biopharma Holdings Limited.

Since our founding, we have raised approximately $352.5 million in equity capital from premier life science investors. Potential investors should not consider investments made by our existing investors as a factor when making a decision to purchase shares in this offering since our existing investors likely have different risk tolerances and paid significantly less per share than the price at which the shares are being offered in this offering.

Our strategy

Our team is united by a shared vision to build a leading next-generation siRNA therapeutics company. We are focused on developing highly selective RNA targeted therapies to control the expression of specific disease drivers, thereby delivering life-changing treatments for patients with urgent unmet medical needs. To achieve our vision, we intend to pursue the following strategies:

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Advance our clinical-stage hepatic siRNA therapeutic candidates, agazisiran, onvuzosiran and ADX-626. Our three clinical-stage therapeutic candidates are being evaluated for the treatment of complement-mediated diseases, HAE and thrombotic diseases. We believe our CFB-targeting program, agazisiran, has pipeline-in-a-product potential to treat complement-mediated diseases, and we are conducting Phase 2 clinical trials for the treatment of the following complement-driven disorders: (1) renal diseases, including IgAN, C3G and IC-MPGN; (2) GA secondary to AMD; and (3) PNH. Our most advanced clinical program, onvuzosiran, targeting PKK, is in a Phase 3 clinical trial for the treatment of HAE and has received orphan drug designation from the FDA. For our Factor XI program, ADX-626, we are conducting a Phase 1 clinical trial in healthy volunteers, and we are preparing for Phase 2 clinical development for secondary stroke prevention and an exploratory Phase 2 trial in stroke prevention in atrial fibrillation. In all three of our clinical-stage programs, we observed deep and durable target knockdown in participants.

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Advance our extrahepatic siRNA therapeutic candidates ADX-077 and ADX-199 into the clinic. We believe that our advanced preclinical programs ADX-077 and ADX-199 have the potential to address large therapeutic markets in obesity and neurodegenerative diseases, respectively. Our adipose-targeted obesity program, ADX-077, is designed to selectively reduce body weight and fat while preserving lean mass. In an obese NHP study, for a single SC injection of ADX-077, we observed potent and durable reduction of target mRNA in adipose tissue, which led to meaningful total body weight loss and fat mass reduction while preserving lean mass. We have initiated IND-enabling studies and plan to initiate a clinical trial, subject to receipt of regulatory clearance. Our neuron-targeted program, ADX-199, is designed to selectively silence and degrade APP mRNA, with NHP studies demonstrating potent and durable reduction with single IT dosing. We believe we are the first biopharmaceutical company to achieve selective targeted delivery of siRNA into neurons in NHP studies. We are advancing ADX-199 into IND-enabling studies.

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Maintain and advance our position at the forefront of siRNA therapeutics by leveraging our proprietary technologies and delivery capabilities to expand our pipeline across tissue types. We intend to maintain and advance our position as a siRNA company that seeks to push the boundaries of what is achievable for RNA-based therapeutics. With our proprietary MST technology, we are developing siRNA therapeutic candidates that are designed to have differentiated potency, precision, and durability. We are further enhancing our proprietary technologies to enable bispecific-siRNA programs for various tissue types designed to enable the suppression of multiple disease-causing proteins simultaneously with a single construct. We believe this has the potential to significantly expand the reach of opportunities for siRNAs as a therapeutic class. With our proprietary CTD technology, we are unlocking extrahepatic tissue access even beyond adipose and neurons, into microglia, skeletal muscle, cardiac muscle and ocular tissues. Through expansion of our technologies’ reach, we continue to seek to develop novel therapeutics for the treatment of chronic diseases where deep, durable suppression can enable meaningful clinical benefit. We plan to continue adding to our internal, wholly-owned development pipeline, including programs against both known and novel targets.

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Continue to build a leading, fully integrated, next-generation siRNA company. We have a leadership team that has been at the forefront of siRNA therapeutic development for the last two decades, and with significant experience spanning the entire life cycle of therapeutic development from target identification to product approval. We are focused on building a leading, fully integrated, next-generation siRNA company. To achieve this, we plan to pursue the development and, in certain instances, the commercialization of our wholly-owned programs, and will continue to invest in our discovery, development and commercial personnel and expertise.

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Evaluate and selectively pursue strategic collaborations to maximize the value of our pipeline. We have discovered, and we believe we will continue to generate, multiple next-generation siRNA therapeutic candidates. In order to maximize the value of our full pipeline, we may decide that certain of our clinical and preclinical programs would benefit from a strategic collaborator’s development and commercial expertise, infrastructure, and additional resources. Furthermore, similar to our discovery-stage collaboration with AbbVie, we may evaluate additional early-stage collaborations to maximize the reach and impact of our proprietary technologies.

Background on siRNA and limitations of current approaches

RNAi, a Nobel prize-awarded discovery, is an intrinsic natural physiological process that regulates protein expression by interfering with mRNA, which carries specific instruction transcribed from DNA for producing proteins. siRNAs are wholly synthetic short RNA duplexes designed to specifically degrade target mRNA and silence the expression of specific disease-causing proteins by leveraging the RNAi process.

RNAi is an endogenous process (shown in Figure 2) initiated by the Dicer enzyme, which processes double- stranded RNA (dsRNA) into an siRNA duplex. The siRNA oligonucleotide duplex consists of two complementary strands: a sense (or passenger) strand and an antisense (or guide) strand, which are complementary to the target mRNA. A protein complex known as RISC recognizes the siRNA duplex, and an endogenous nuclease, Argonaute 2 (Ago2), unravels the duplex, discards the passenger strand and retains the guide strand, forming the loaded RISC. Once the siRNA guide strand is hybridized to the target mRNA, the RISC cleaves the mRNA, leading to its degradation and preventing the translation of the mRNA into protein. Unlike ASOs, which employ a different mechanism as a single strand construct, siRNAs remain bound to the RISC, silencing multiple mRNA copies, resulting in long-term PD effects.

Figure 2: RNAi process.

siRNAs are rationally designed based upon their target mRNA nucleotide sequence information and act in a highly specific manner, making them an attractive therapeutic modality. We believe the intrinsic specificity of siRNA offers key advantages over traditional therapeutic approaches, such as small molecules and monoclonal antibodies (mAbs), which require the recognition of an often complex protein conformation. In contrast, siRNAs suppress protein synthesis by silencing mRNA through complementary base pairing, which can be designed rationally with nucleotide sequence information, enabling precise and efficient modulation of disease-causing proteins.

Furthermore, siRNA expands the range of druggable targets. Many proteins are undruggable by small molecules or mAbs due to the lack of accessible binding sites, intracellular localization or structural complexity. siRNA directly addresses these challenges through the sequence-based rational design and the selective silencing of target mRNA, inhibiting the target at its source, making it a powerful technology with the potential to overcome the limitations of traditional therapeutic modalities.

To date, seven chemically synthesized siRNA therapies have been approved by the FDA, clinically validating RNAi as a therapeutic modality. However, first-generation siRNA therapies have largely been limited to hepatic tissues enabled by GalNAc-mediated hepatocyte delivery, while extrahepatic delivery remains a significant challenge. In addition, these therapies are often constrained by insufficient potency and variable levels of target knockdown, which can impact the magnitude and persistence of clinical benefit. These limitations highlight the opportunity for next-generation siRNA technologies designed to achieve more potent, durable and reproducible gene silencing across a broader range of tissues and diseases.

Our solution to overcoming the limitations of current approaches

Leveraging our proprietary MST and CTD technologies to design our siRNA therapeutics

Our siRNA therapeutic candidates are designed to address the challenges of targeted delivery by utilizing a highly modular, compact, and versatile configuration. By assembling three distinct, highly engineered components through our proprietary MST and CTD technologies, we generate our therapeutic candidates designed to achieve potent, durable and highly specific mRNA silencing. We believe this modular design not only accelerates transition from target discovery to development candidate nomination, but also allows us to finely tune the target safety, PK, and PD profiles of our therapeutic candidates for both hepatic and extrahepatic delivery. As shown in Figure 3, the foundational elements of our therapeutic candidates, include:

•	Double-stranded siRNA: Utilizing our MST technology, our highly optimized, proprietary siRNA are designed to engage RISC to catalyze precise, efficient and durable cleavage of the target mRNA.

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Targeted delivery component: Powered by our proprietary CTD technology, this component utilizes engineered ligands to trigger selective uptake in targeted cell types. Our modular architecture can be efficiently adapted to a variety of tissues, cell types and therapeutic targets.

•	Optional modifiers: As needed, our siRNA therapeutic candidates may include molecular conjugates designed to further optimize PK/PD profiles and expand the therapeutic window.

Figure 3: Our siRNA therapeutic candidate configuration.

Our hepatic-targeted programs: program-to-program consistency observed in the clinic

In each of our three clinical programs, agazisiran, onvuzosiran and ADX-626, we observed precise, deep and durable reduction of disease-causing proteins across clinical trials (Figure 4). We believe this reproducibility shown across multiple programs suggests the ability to enable scalable and efficient pipeline expansion and increases the validation of our proprietary technologies.

Figure 4: siRNA target knockdown across our clinical-stage programs.

For our therapeutic candidates, we observed wide safety margins in GLP toxicology studies, suggesting a potentially wide therapeutic index, and we observed deep target reduction and long duration of action in NHP studies which support the potential for infrequent dosing regimens—Q3M, Q6M or even once every 12 months—to drive a meaningful therapeutic effect. The rapid advancement of our clinical programs has, importantly, been executed in a capital efficient manner—our therapeutic candidates have progressed from discovery to development candidate nomination in as little as 9 months.

Our extrahepatic-targeted programs: capabilities beyond the liver

A central challenge in the field of siRNA therapeutics has been the ability to selectively and efficiently deliver drugs to extrahepatic tissues and specific cell types. We believe the next major advancement in the field will be the ability to efficiently deliver siRNA therapeutics to distinct cell types and tissues beyond the liver, including adipose, neurons, microglia, skeletal muscle, cardiac muscle and ocular tissues. Leveraging our proprietary targeting technology, CTD, we seek to expand the therapeutic reach of siRNA therapeutics across a wide range of diseases.

A.	Our tissue-targeting capabilities in adipose tissues

We are advancing proprietary targeting approaches designed to enable selective delivery of siRNA therapeutics to adipocytes. In preclinical studies, we have identified molecular targets that, when inhibited in adipocytes, promote lipolysis and body weight reduction without loss of skeletal muscle mass. We believe adipose-selective delivery has the potential to enable differentiated therapies for obesity and related metabolic diseases by maximizing activity in target tissues, while minimizing off-target effects in non-adipose tissues and importantly, preserving lean mass and muscle tissue. Our first adipose targeted program and therapeutic candidate is ADX-077. In studies in obese rodents and NHPs with ADX-077, we observed strong reduction of total body weight and fat mass while preserving lean body mass.

B.	Our tissue-targeting capabilities in CNS

While currently approved oligonucleotide therapeutics can be delivered directly through the CNS via intrathecal (IT) administration, the loading-dose regimens and frequent maintenance dosing required highlights the need for more durable therapeutic approaches. Leveraging our proprietary CTD technology, we are focused on improving the depth, precision, and duration of target suppression in the CNS. We have developed differentiated approaches where we observed substantial and durable target mRNA reduction across brain and spinal cord regions in preclinical studies, including in NHPs. We believe we are the first biopharmaceutical company to observe selective targeted delivery of siRNA into neurons in NHP studies, as demonstrated with our preclinical program for neurodegenerative disease, ADX-199. We are also advancing approaches designed to enable delivery to additional CNS cell types, including microglia.

Our goal is to achieve robust target inhibition in patients with the potential for semi-annual or annual IT administration, thereby reducing the treatment burden associated with frequent CNS dosing. In addition, our neuron-targeted therapeutic candidates are designed to restrict pharmacologic activity to the CNS, limiting peripheral exposure and potentially reducing the risk of systemic drug-associated toxicities.

C.	Expansion into additional extrahepatic tissues

Beyond adipose and neurons, we are advancing targeting capabilities into additional extrahepatic tissues such as microglia as mentioned above, skeletal muscle, cardiac muscle and ocular tissues.

We believe our broader tissue-targeting platform has the potential to enable selective delivery of siRNA therapeutics across multiple organ systems, supporting the development of differentiated medicines for a broad range of diseases with significant unmet medical need.

Our programs

We have leveraged our proprietary technologies and leadership team that is highly experienced in RNA and small molecule drug development to internally generate a robust pipeline of differentiated therapeutic candidates focused on delivering deep and durable suppression of target proteins in a convenient and infrequent dosing format. Our initial clinical programs focus on well-known targets in diseases with unmet medical needs, and we believe each has the potential to disrupt its respective treatment paradigm. In addition to our current programs, we intend to continue to leverage our proprietary technologies to develop new therapeutic candidates targeting both known and novel targets.

Agazisiran—a potent long-acting siRNA silencing complement factor B mRNA for the treatment of multiple complement-mediated diseases

Agazisiran specifically targets liver-derived CFB, a clinically validated target in the complement pathway. The complement system is an integral component of the immune system that enhances, or complements, other components of the adaptive and innate immune systems. Dysregulation of the complement system can lead to a range of autoimmune and other disorders, providing the foundation for agazisiran to represent a pipeline-in-a-product opportunity. We are conducting multiple Phase 2 clinical trials to evaluate the efficacy and safety of agazisiran in participants with complement-mediated diseases: (1) renal diseases, including IgAN, C3G and IC-MPGN; (2) GA secondary to AMD; and (3) PNH.

Agazisiran has been designed to selectively degrade CFB mRNA, with the aim of selective AP inhibition while preserving activation of the lectin pathway and CP, which may reduce the risk of infection as seen with other therapies targeting the complement pathway. In our Phase 1 clinical trial, after a single 6 mg/kg SC dose of agazisiran, we observed AP inhibition reached a mean of 99.9% (99.6% to 100%, median 99.9%) at nadir, with the mean inhibition maintained above 98.3% (95.9% to 100%, median 98.3%) at 6 months, and no observed effect on CP activity. This prolonged duration of action could support an infrequent dosing interval for agazisiran, representing a significant advancement in the treatment of multiple complement-mediated diseases by alleviating the treatment burden associated with current approaches.

Overview of the complement pathway and associated diseases

The complement system consists of three main pathways (classical, lectin, and AP), each initiated by distinct mechanisms but ultimately converging on the terminal pathway, which culminates in the formation of the membrane attack complex (MAC). Regardless of the triggering pathway, the majority of measurable complement activation is driven by the amplification loop of the AP. This amplification loop is critically dependent on CFB for the generation of the AP C3 and AP C5 convertase activity, which support the downstream activation of the terminal complement pathway. The terminal pathway, in turn, produces inflammatory mediators and cytotoxic complexes, including C5b-9 MAC, which are responsible for much of the tissue damage and inflammation observed in complement-mediated disorders.

Inhibition of AP, and specifically the amplification loop of the AP, is an especially attractive therapeutic approach, as it not only prevents the opsonization of target cells by blocking AP C3 convertase activity, but also downregulates the production of terminal pathway effectors by inhibiting AP C5 convertase activity. This dual mechanism of action effectively halts the propagation of complement activation, regardless of the initiating pathway, and mitigates the inflammatory and cytotoxic responses that exacerbate tissue damage in complement-mediated diseases. By targeting this critical amplification step, we believe therapeutic inhibition of the AP offers a highly specific and efficient strategy for treating both AP-specific and multi-pathway complement- driven pathologies.

Complement system dysregulation in the pathogenesis of complement-mediated renal disorders (IgAN, C3G and IC-MPGN)

Dysregulated complement activation can lead to tissue damage and chronic inflammation, playing a central role in the pathogenesis of complement-mediated renal disorders (IgAN, C3G and IC-MPGN). These disorders are characterized by excessive or aberrant activation of the AP, which operates as a self-amplifying loop. CFB is essential to this pathway, serving as a key component of the AP C3 and AP C5 convertases that drive the generation of pro-inflammatory and cytotoxic mediators, including C3a, C5a, and the MAC. In IgAN, mesangial deposits of IgA-containing immune complexes trigger complement activation, particularly through the AP, leading to glomerular inflammation, cellular proliferation, and extracellular matrix deposition. Similarly, in C3G, mutations or autoantibodies often result in uncontrolled AP activation, causing dense deposits of complement components in the glomerular basement membrane and subsequent chronic renal injury. Lastly, in IC-MPGN, immune complexes initiate complement activation, which is then amplified via the alternative pathway, resulting in subendothelial injury, glomerular basement membrane remodeling and mesangial expansion.

Persistent complement activation in these disorders drives a cascade of pathological events, including endothelial cell damage, recruitment of inflammatory cells, oxidative stress, and fibrosis, all of which contribute to progressive renal dysfunction and, ultimately, chronic kidney disease. C3G and IC-MPGN are rare kidney diseases characterized by overactivation of the AP, which results in C3 deposition in the glomeruli. In C3G, there are two major subgroups of the disease that are distinguished by electron microscopy: dense deposit disease (DDD) and C3 glomerulonephritis (C3GN). Although the subgroups have similar clinical features, DDD is not as common as C3GN and is usually diagnosed in childhood or early adulthood.

Approximately 25% of patients with C3G may carry variants in complement-related genes, such as C3 and CFB. Autoantibodies that target complement proteins and complexes, such as C3 nephritic factors, may contribute to the acquired component of the disorders. IC-MPGN does not subdivide into ultrastructural subtypes like DDD and C3GN because it is not a single complement disease; instead, it encompasses multiple etiologically distinct conditions unified by immune-complex–driven complement activation and an MPGN pattern of injury. The most common etiology is infection-associated but IC-MPGN can also be autoimmune-associated and monoclonal gammopathy–associated.

IgAN, C3G and IC-MPGN treatment landscape and unmet medical needs

Given the considerable morbidity of IgAN, and disease progression to end-stage renal disease, there is an unmet medical need for disease targeted therapies that are safe, effective and convenient to delay the progression of IgAN. Recent approvals of complement inhibitor, Fabhalta (iptacopan), and APRIL inhibitor, Voyxact (sibeprenlimab), have demonstrated meaningful improvement in disease activity by reducing urine protein and slowing or stabilizing estimated glomerular filtration rate (eGFR) loss over one year. These medications require daily oral or frequent monthly injections and may not completely prevent progression to end stage renal disease. In fact, only about 26% of patients achieved clinical remission after 12 months of treatment with sibeprenlimab, highlighting the fact that significant unmet need remains despite the very promising results demonstrated to date by APRIL and APRIL/BAFF agents.

There is also a significant unmet need for therapies to treat C3G and IC-MPGN, where patients are still typically treated with blood pressure medications like ACE inhibitors or ARBs, SGLT2 inhibitors, corticosteroids, and non-specific immunosuppressants such as mycophenolate mofetil (MMF) or anti-CD20 therapies that have limited efficacy. The recent approvals of Empaveli (pegcetacoplan) and Fabhalta (iptacopan) represent the first targeted therapies to have shown improvements in urine protein-creatinine ratio (UPCR) at 6 months. Both agents target the complement pathway with AP inhibition at varying levels of potency. With Fabhalta being BID oral dosing and Empaveli requiring a weekly pump injection, the patient burden is quite extensive. There is therefore an opportunity for a more convenient and more potent selective inhibitor of the alternative pathway to enhance the treatment of C3G and IC-MPGN.

IgAN, C3G and IC-MPGN market opportunity

The worldwide incidence of IgAN patients is approximately 200,000 per year, with approximately 210,000 affected individuals in the United States and 190,000 in Europe. IgAN therapies are estimated to generate $12.21 billion annual sales globally by 2032 according to forecasts from Evaluate Pharma (June 9, 2026). It is also estimated that there are approximately 1,750 C3G patients in the United States and a similar number of IC-MPGN patients.

Complement system dysregulation in the pathogenesis of GA secondary to AMD

GA, a late-stage manifestation of AMD, is a progressive and irreversible retinal disease affecting the macula, the central portion of the retina responsible for sharp central vision and color perception. GA is characterized by the loss of photoreceptors, retinal pigment epithelium (RPE), and choriocapillaris, and is a leading cause of vision loss in the elderly. Over several years, GA can result in significant visual impairment, with patients often losing their ability to read, recognize faces, and perform daily activities. This can severely impact quality of life, leading to a high psychological and emotional burden for patients and their caregivers.

Dysregulation of the complement system, particularly the AP, has been strongly implicated in the pathophysiology of GA. CFB, a critical component of the AP, plays a central role in amplifying complement activity, contributing to chronic inflammation and retinal degeneration.

The AP functions as a self-amplifying loop, with CFB forming part of the AP C3 and AP C5 convertases that generate key inflammatory mediators, including C3a, C5a, and the MAC. These mediators drive inflammation, oxidative stress, and cellular damage. Genetic studies have identified CFB as a major contributor to AMD susceptibility. Protective variants, such as the R32Q polymorphism, reduce CFB activity and are associated with a lower risk of AMD, while high-risk variants enhance CFB activity, promote excessive AP activation and retinal injury. Genome-wide association studies have consistently linked the CFB locus on chromosome 6 to faster progression of advanced AMD, including GA.

Complement activation in GA is marked by the deposition of complement proteins, such as C3 and C5 fragments, in drusen and retinal tissues. C3a and C5a fragments recruit inflammatory cells and stimulate RPE cells to produce vascular endothelial growth factor, exacerbating retinal damage. C3b and C5b fragments contribute to opsonization and the formation of the MAC, which accumulates in Bruch’s membrane and the choriocapillaris, leading to cell lysis and RPE atrophy.

GA treatment landscape and unmet medical needs

Two FDA-approved therapies, Syfovre (pegcetacoplan) and Izervay (avacincaptad pegol), target complement dysregulation—a key driver of GA pathogenesis. These therapies, administered as monthly or bimonthly intravitreal injections, inhibit C3 and C5 proteins, respectively, to reduce the inflammatory and cytotoxic effects of complement overactivation. While both therapies have demonstrated modest efficacy in slowing GA lesion growth, they do not halt disease progression or restore lost vision.

GA market opportunity

It is estimated that there are approximately five million GA patients worldwide. The estimated total addressable market for GA is around $10 billion and rapidly growing. The dry AMD drug market is projected to reach $4.7 billion by 2032. There is an even larger market for intermediate AMD treatments, which is estimated to reach $10.98 billion by 2032 according to forecasts from Evaluate Pharma (June 9, 2026).

Complement system dysregulation in the pathogenesis of PNH

PNH is a rare, life-threatening hematologic disorder caused by somatic mutations in the PIGA gene, which lead to a deficiency of glycosylphosphatidylinositol (GPI)-anchored proteins on the surface of hematopoietic cells. Among these proteins are key complement regulators, such as CD55 and CD59, which normally protect red blood cells (RBCs) from complement-mediated destruction. The absence of these regulators renders RBCs vulnerable to unregulated activation of the complement system, particularly through the AP.

CFB is a critical component of the AP, where it forms part of the AP C3 and AP C5 convertases, which amplify complement activation. In PNH, this amplification drives the excessive deposition of complement proteins on the surface of GPI-deficient RBCs. Uncontrolled activity of the AP C5 convertase leads to the formation of the MAC, resulting in intravascular hemolysis, a hallmark of PNH. Additionally, upstream AP C3 convertase activity contributes to extravascular hemolysis by opsonizing RBCs with C3 fragments, marking them for destruction by the reticuloendothelial system.

The chronic hemolysis in PNH is associated with a cascade of downstream complications, including severe anemia, fatigue, thrombosis (a leading cause of mortality in PNH), and end-organ damage. Elevated CFB levels contribute to this pathological cycle by sustaining the AP’s activation, further exacerbating hemolysis and complement-mediated damage.

PNH treatment landscape and unmet medical needs

The treatment of PNH has been revolutionized by the development of complement inhibitors. Eculizumab and its longer-acting counterpart, ravulizumab, target the terminal complement protein C5 and effectively block intravascular hemolysis by preventing the formation of the MAC. While these therapies have significantly reduced mortality and morbidity in PNH, they leave a substantial proportion of patients with persistent anemia due to C3-mediated extravascular hemolysis. Up to 40% of patients remain dependent on blood transfusions, experience debilitating fatigue, and continue to have a diminished quality of life despite therapy. More recently approved complement inhibitors, such as pegcetacoplan (a C3 inhibitor) and iptacopan (a Factor B inhibitor), address both intravascular and extravascular hemolysis by targeting the AP of complement. These therapies offer a broader inhibition of complement activation, improving anemia and reducing the need for transfusions.

However, these treatments present notable challenges. All approved complement inhibitors carry a warning for increased risk of serious infections with encapsulated organisms, particularly Neisseria meningitidis. Pegcetacoplan requires twice-weekly SC infusions using a pump, which can be burdensome for patients. Iptacopan, the first oral therapy for PNH, requires twice-daily dosing due to its short half-life, necessitating strict adherence. Missed doses, particularly during complement-amplifying conditions such as infections, can result in severe breakthrough hemolysis and life-threatening thrombosis. Additionally, iptacopan has been associated with significant elevations in low-density lipoprotein cholesterol and triglycerides, posing potential cardiovascular risks.

Despite advances in the treatment of PNH, there remains a significant unmet need for safer, more effective, and more convenient therapies. Current approaches either require frequent intravenous (IV) or SC administration or have adherence challenges due to short half-lives. Furthermore, the risk of breakthrough hemolysis, life-threatening infections, and cardiovascular complications underscores the need for treatments that provide more comprehensive complement inhibition while minimizing safety risks. Therapies with novel mechanisms of action, improved durability, and simplified dosing regimens have the potential to improve patient outcomes.

PNH market opportunity

It is estimated that there are between 100,000 to 300,000 PNH patients worldwide, where most face a lengthy path to diagnosis, and a majority of those diagnosed do not receive complement inhibitor therapy. Up to 40% of patients diagnosed with PNH have associated thromboembolic complications, which cause considerable morbidity and impact on patients’ lives and represent a significant unmet medical need. PNH therapies are estimated to generate $5.57 billion annual sales globally by 2032 according to forecasts from Evaluate Pharma (June 9, 2026). Fabhalta, the first approved Factor B inhibitor, has a global sales forecast of $1.29 billion in PNH alone in 2032, according to forecasts from Evaluate Pharma (June 9, 2026).

Our solution

We are developing agazisiran as a SC injectable treatment for several complement-mediated disorders: (1) renal diseases, including IgAN, C3G and IC-MPGN; (2) GA secondary to AMD; and (3) PNH. Agazisiran is a GalNAc-conjugated siRNA designed to selectively inhibit the alternative complement pathway to treat diseases with pathogenesis rooted in dysregulation of the complement system. Silencing CFB mRNA in hepatocytes results in suppression of circulating CFB protein levels and inhibition of the AP C3 and AP C5 convertase activity, ultimately limiting the formation of the downstream MAC and associated cell lysis and tissue damage (Figure 5).

Figure 5: Agazisiran mechanism of action.

Through the selective inhibition of CFB and the AP without impacting activation of the CP and lectin pathway, agazisiran is designed to potentially achieve maximal disease modifying activity with potential safety advantages related to encapsulated bacterial infections (e.g., N. meningitis, S. pneumoniae, H. influenza).

In our Phase 1 clinical trial, for a single SC injection of agazisiran, we observed deep and sustained reduction of circulating plasma CFB protein levels, resulting in selective suppression of the complement AP activity. Specifically, after a single 6 mg/kg SC dose of agazisiran, we observed that AP inhibition reached a mean of 99.9% (99.6% to 100%, median 99.9%) at nadir, with the mean inhibition maintained above 98% (median 98.3%, ranging from 100% to 95.9%) at 6 months, and no observed effect on CP activity. This prolonged duration of action could support an infrequent dosing interval for agazisiran, offering a significant advancement over current approaches by reducing treatment burden in multiple complement-mediated diseases.

Preclinical data

Pharmacologic profiling of agazisiran in NHP

Agazisiran is designed to selectively target and cleave CFB mRNA in the liver, thereby resulting in suppression of circulating CFB protein levels and selective inhibition of AP activity, while leaving activation of the classical and lectin pathways unaffected. In a NHP study, for a single 4 mg/kg SC dose of agazisiran, we observed a maximal reduction in circulating CFB protein levels of approximately 90% and near-complete inhibition of the AP activity. AP activity inhibition of >80% was maintained until Day 71 post treatment (Figure 6). This potency and duration of action observed in the NHP study supports the potential for quarterly to semi-annual dosing in humans.

In addition, we observed that in the NHP study, agazisiran’s effect was selective for the AP and had no impact on the activity of classical complement pathway, which may improve the safety profile and potentially lower meningococcal infection risk in vaccinated patients compared to terminal pathway inhibitors.

2 NHP, single dose at 4 mg/kg, SC injection
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Figure 6: Agazisiran effects on CFB protein level, AP activity, and CP activity in NHPs.

Safety data of agazisiran in preclinical studies

We observed that agazisiran was well-tolerated across safety pharmacology, toxicology, genotoxicity, and reproductive studies, with no adverse findings in rats or cynomolgus monkeys and no-adverse-effect-levels (NOAELs) at the highest doses tested (up to 100 mg/kg subacute and 96 mg/kg chronic). Additionally, no infections due to encapsulated organisms were reported. Agazisiran was non-genotoxic and showed no effects on embryo-fetal development or male fertility. A 16-fold margin of exposure at the projected clinical dose supports continued human clinical development with a wide safety margin.

Clinical data

Clinical data in renal diseases (IgAN, C3G, and IC-MPGN)

Completed Phase 1 clinical trial

We have completed a Phase 1, randomized, double-blind, placebo-controlled, single-ascending dose clinical trial of agazisiran in healthy participants in Australia and the United Kingdom to assess its safety, PK activity and PD activity (Figure 7). Meaningful, dose-dependent, and sustained reduction of CFB protein expression was observed, with corresponding near-complete inhibition of the complement AP activity (99.9% mean reduction at nadir, ranging 99.6% to 100%, median 99.9%), and no observed impact on the activity of the complement CP following a single 6 mg/kg SC injection. The suppression sustained for at least 6 months with a mean reduction of 98.3% and 93.5% through 6 months in AP and CFB, respectively. The percent reduction at 6-month visit ranged from 95.9% to 100% (median 98.3%) and 72.6% to 98.1% (median 97.6%) in AP and CFB, respectively.

Alternative Pathway (AP)	Classical Pathway (CP)

Figure 7: Agazisiran effects on AP activity, and CP activity in healthy participants at 6 mg/kg.

Preliminary blinded safety results are available for 41 healthy participants who received a single dose of study drug in the Phase 1 portion. The safety data summary reflects pooled, blinded data, combining results from placebo and agazisiran-treated participants. Overall, agazisiran was well-tolerated with doses up to 6.0 mg/kg. The most common adverse events regardless of causality were respiratory tract infections, headache, COVID-19, and gastroenteritis, predominantly Grade 1 or 2. Two participants experienced ≥ Grade 3 events, and both were assessed as unrelated to study therapy. There were no treatment-related serious adverse events or trial discontinuations as of the July 8, 2025 safety data cutoff date.

Ongoing Phase 2 clinical trials in renal diseases (IgAN, C3G, and IC-MPGN)

In August 2025, we initiated a Phase 2 clinical trial of IgAN, C3G, and IC-MPGN. This global, multi-center, open-label, multiple dose proof-of-concept clinical trial is evaluating the safety, efficacy, PK activity and PD activity in adults after SC agazisiran administration (Figure 8). This trial will include approximately 45 participants divided into 3 groups: 15 participants with IgAN receiving a low dose, 15 participants with IgAN receiving a high dose and 15 participants with C3G or IC-MPGN. All participants will receive SC agazisiran injections on Day 1 and at Months 3, 6, and 9 for those in the IgAN low dose or C3G; and Day 1, Month 6 and Month 12 for the IgAN high dose group.

Figure 8: Agazisiran global Phase 2 clinical trial design for renal diseases.

In March 2026, we initiated a second Phase 2 clinical trial in China to evaluate the potential of agazisiran high dose as monotherapy and in combination with an APRIL / BAFF inhibitor (Figure 9). Thirty participants will be enrolled into two cohorts, in which 15 participants will be given monotherapy and 15 participants who will receive agazisiran in a combination regimen. The clinical trial will evaluate the safety, efficacy, PK activity and PD activity in adults after SC agazisiran administration. This trial is open-label and does not include a placebo control group. Because there is no placebo comparator, the trial is not designed or powered to demonstrate statistical significance for any endpoint, and results are intended to support a proof-of-concept assessment rather than a statistically significant demonstration of efficacy.

Figure 9: Agazisiran Phase 2 clinical trial design for IgAN China study.

Phase 2 clinical trial in GA secondary to AMD

In November 2025, we initiated a Phase 2 randomized, masked, placebo-controlled clinical trial of SC administered agazisiran in participants with GA secondary to AMD. The primary outcome is slope of change in GA area as measured by fundus autofluorescence from baseline to Month 12 in the clinical trial eye. Randomized participants will be administered 400 mg clinical trial drug approximately every 3 months through Month 12 and one additional dose at Month 18 in the second year, for a total of 6 doses (on Day 1 and Months 3, 6, 9, 12, and 18). Participants will be followed for safety, efficacy, PK activity, and PD activity until the Month 24 visit/end of study (EOS) visit (i.e., 6 months after the last scheduled dose of clinical trial drug).

Figure 10: Agazisiran Phase 2 clinical trial design in GA secondary to AMD.

Phase 2a clinical trial in PNH

In April 2026, we initiated a Phase 2a clinical trial to evaluate the safety and tolerability of agazisiran in up to 4 participants with PNH and residual anemia. In addition, the clinical trial will evaluate changes in hemoglobin concentrations, changes in lactate dehydrogenase concentrations, changes in plasma concentration of CFB protein, and changes in the complement alternative pathway activity level. Eligible participants will be administered agazisiran 300 mg approximately every 3 months for a total of 4 doses (on Day 1 and Months 3, 6, and 9).

Onvuzosiran—a potent long-acting siRNA silencing PKK mRNA for the prevention of HAE attacks

Onvuzosiran is in development as a Q6M and Q3M SC for the prevention of HAE attacks. HAE is a rare genetic disorder that is characterized by recurrent and unpredictable attacks of swelling typically involving the face, tongue, larynx, extremities, GI tract, and/or genitalia. The attacks can vary from being uncomfortable to debilitating, and potentially fatal. The underlying disorder is caused by an overactive plasma kallikrein enzyme resulting in excess production of bradykinin, a potent vasodilator. We are conducting our randomized, double-blind, placebo-controlled Phase 3 STOP-HAE clinical trial designed to evaluate the efficacy and safety of onvuzosiran in 90 adults with Type I or Type II HAE. We have also received orphan drug designation for onvuzosiran for the treatment of HAE from the FDA.

Onvuzosiran’s mechanism of action is designed to degrade PKK mRNA in the liver, thereby resulting in the reduction of plasma kallikrein levels by preventing the production of its proenzyme, PKK. The potential clinical benefit of targeting PKK mRNA is supported by Phase 3 data from donidalorsen, a GalNAc-conjugated ASO that also inhibits PKK mRNA. Donidalorsen reduced HAE attacks and was more effective both in terms of PKK reduction and HAE attack reduction when administered every 4 weeks compared to every 8 weeks. While the evidence from donidalorsen validates the biological principle that reduction of PKK mRNA can lead to improved patient outcomes, dosing every 4 to 8 weeks remains burdensome for patients and, with an attack-free rate in the Phase 3 study of only 35% (Q8W) to 53% (Q4W), it leaves room for significant improvement in the field.

Onvuzosiran uses the same biological target as donidalorsen but achieves degradation through a more efficient biological mechanism using the cell’s own natural mRNA regulation system, thereby offering the potential for deeper and more durable PKK suppression. In the completed Phase 1 portion of our ongoing Phase 1/2 clinical trial, we observed reduction of circulating PKK/KK levels, with durability results that support the potential for Q6M or Q3M dosing via SC injection. The Phase 2a portion evaluated the safety and tolerability, PK activity and PD activity of onvuzosiran in HAE patients. Despite dosing at levels below those utilized in our ongoing Phase 3 STOP-HAE clinical trial, all participants in the Phase 2a cohort remained attack-free for 3 months following the initial dose, with one patient remaining attack-free for 17 consecutive months on Q6M dosing as of the July 21, 2026 data cutoff date, after one mild attack on Day 153. Our target profile for onvuzosiran is to reach greater than 90% reduction in monthly attacks, with greater than 75% of patients achieving attack free status, on Q3M or Q6M dosing schedule.

Disease overview

HAE is a rare autosomal dominant genetic disorder that affects approximately 1 in 50,000 people worldwide. HAE is characterized by recurrent and unpredictable attacks of swelling typically involving the face, tongue, larynx, extremities, GI tract, and/or genitalia. These attacks can be painful, debilitating, and life threatening. The underlying cause of HAE is an abnormality in the kallikrein-kinin cascade resulting in increased bradykinin, a potent vasodilator that increases vascular permeability, leading to the characteristic swellings of the disease. This dysregulation is most often due to Type I or Type II in the C1-inhibitor protein (C1-INH) causing uncontrolled activation of the kinin cascade. In this cascade, Factor XII cleaves PKK to generate plasma kallikrein (KK). Plasma KK subsequently cleaves high-molecular-weight kininogen to produce bradykinin. Bradykinin in turn activates bradykinin receptors on endothelial cells, increasing vascular permeability and leading to fluid leakage into subcutaneous tissue or angioedema. Uncontrolled plasma KK activity is the critical component leading to increased bradykinin and the pathologic vascular permeability, vasodilation and tissue swelling in HAE attacks. Therefore, a long-acting therapeutic capable of selectively inhibiting PKK protein production, KK activation and downstream bradykinin generation could be an ideal treatment to prevent attacks in HAE patients.

Current treatment landscape and limitations

Treatments for HAE include both acute (on-demand) treatments and prophylactic (preventive) therapies. On-demand treatments are ideally administered at the onset of an attack to reduce the severity and duration of the attack, and prophylaxis treatments are taken chronically to reduce the frequency and severity of future attacks.

In the United States, the FDA has approved five on-demand acute treatments for HAE attacks. While the drugs for acute treatments are available, attacks are unpredictable, emotionally unnerving, and can lead to extended discomfort and potential complications. Therefore, prophylaxis is the preferred approach for most patients. Patients and physicians focus on attack-free rate, representing the complete elimination of HAE attacks over a given period, as a key efficacy metric for each prophylaxis therapeutic.

Prophylactic therapies are aimed at modulating the production of bradykinin, the underlying driver of HAE pathophysiology. There are currently six such FDA approved prophylactic treatments for the prevention of HAE attacks: Cinryze (C1 esterase inhibitor), Haegarda (C1 esterase inhibitor SC), Takhzyro (lanadelumab-flyo), Orladeyo (berotralstat), Andembry (garadacimab) and Dawnzera (donidalorsen). These approved prophylactic therapies have provided HAE patients with treatment options but have significant limitations, particularly with respect to efficacy (attack-free rate and reduction in attack frequency), side effects and importantly, frequency of administration. Cinryze and Haegarda require twice a week administration; Cinryze by IV infusion and Haegarda by SC injection. Takhzyro is typically given every other week by SC injection, with dosing every four weeks in some patients, and its formulation containing citric acid has been associated with injection site pain. Andembry is administered as a monthly SC dose. Dawnzera can be administered as a monthly or every 8-week SC dose, but has inferior efficacy with the more infrequent dosing schedule. With these frequently administered injectable therapies, patients have reported a strong desire for less burdensome treatments. Orladeyo is an oral capsule taken daily with food, which is less burdensome to patients than frequent injections; however, Orladeyo treatment results in a lower percentage reduction in HAE attacks over time than other available therapies and is associated with tolerability issues (e.g., diarrhea and liver enzyme elevations). Taken together, there is remaining unmet medical need in HAE for a potent and long duration of action preventative therapy to provide patients with maximal attack suppression with lower burden of treatment, improved treatment compliance and enhanced quality of life.

HAE market opportunity

The HAE market, including acute and prophylactic treatments, was approximately $3.12 billion in 2024 and is estimated to reach approximately $6.83 billion in global sales by 2032 according to forecasts from Evaluate Pharma (June 9, 2026), with prophylactic treatment representing a significant majority.

Our solution

We are developing onvuzosiran as a Q6M and Q3M SC treatment for the prevention of HAE attacks. Onvuzosiran is designed to reduce bradykinin by selectively silencing PKK mRNA for degradation in the liver and prevent protein synthesis. This reduces circulating PKK protein levels and prevents activation of the bradykinin pathway that underlies HAE attacks (Figure 11).

Figure 11: The bradykinin cascade and its role in HAE.

In the completed Phase 1 portion of our ongoing Phase 1/2 clinical trial, we observed at the 6 mg/kg dose level that a single injection reduced circulating PKK/KK levels by a mean of 94% (88% to 97%, median 96%) at nadir and maintained 84% mean suppression (78% to 92%, median 82%) at 6 months. Three of the four participants at this dose level reached below LLOQ for PKK/KK levels at nadir. Additionally, no SAEs were reported as of the December 1, 2025 safety data cutoff date. The Phase 2a portion evaluated the safety and tolerability, PK activity and PD activity of onvuzosiran in HAE patients. Despite dosing at levels below those utilized in our ongoing

Phase 3 STOP-HAE clinical trial, all participants in the Phase 2a portion remained attack-free for 3 months following the initial dose, with one patient remaining attack-free for 17 consecutive months on Q6M dosing as of the July 21, 2026 data cutoff date, after one mild attack on Day 153.

Preclinical data

The PD effect of SC onvuzosiran administration on the extent and duration of serum PKK reduction was studied in NHPs. Following a single 4 mg/kg SC dose of onvuzosiran to NHPs (n=2), serum PKK/KK levels were assessed over a 92-day period by enzyme-linked immunosorbent assay (ELISA) and compared to the baseline level prior to dosing (Figure 12). Administration of onvuzosiran led to a >80% reduction of serum PKK from Day 22 through Day 78, with a 94% reduction of serum PKK at nadir on Day 50.

Figure 12: PKK/KK plasma protein levels in NHPs administered a single 4 mg/kg SC dose of onvuzosiran.

In safety pharmacology, repeat-dose toxicology, and genotoxicity studies in NHPs, we observed no adverse effects with onvuzosiran, and NOAELs were established at the highest doses tested (up to 200 mg/kg subacute and 96 mg/kg chronic). Reproductive and developmental studies in rabbits showed no drug-related effects on fertility or embryo-fetal development. We observed a 25-fold safety margin at the 300 mg clinical dose.

Clinical data

Phase 1 clinical trial

We conducted a Phase 1, randomized, placebo-controlled, double-blind clinical trial in healthy volunteers, where participants were administered single ascending, SC doses of onvuzosiran, ranging from 0.4 to 6 mg/kg across seven cohorts. Thirty-eight of 49 healthy volunteers were administered onvuzosiran and the remaining 11 received placebo. Onvuzosiran was well-tolerated and no participants experienced serious adverse events or adverse events that led to study withdrawal. The most common adverse events observed in participants dosed with onvuzosiran included injection site reactions, headache, laboratory changes in blood creatinine phosphokinase (CK) and increases in liver function test (ALT/AST). All cases of laboratory changes were asymptomatic, transient, and resolved without treatment within a short period of time. At the 6 mg/kg dose level, we observed a single injection reduced circulating PKK/KK levels by a mean of 94% (88% to 97%, median 96%) at nadir and maintained 84% mean suppression (78% to 92%, median 82%) at 6 months (Figure 13). Three of the four participants at this dose level reached below LLOQ for PKK/KK levels at nadir.

Figure 13: PKK/ KK serum level activity in healthy volunteers administered a single 4 mg/kg or 6 mg/kg dose of onvuzosiran in Phase 1 single dose-escalation clinical trial.

When analyzed by total fixed dose, we observed in healthy volunteers that following a single 300 mg +/- 25 mg achieved comparable performance, exceeding 90% mean reduction (84% to 96%, median 95%) at nadir with at least 80% mean suppression (65% to 90%, median 83%) sustained through the six-month timepoint (Day 169, as defined in our Phase 3 STOP-HAE trial) (Figure 14). These data suggest that a single subcutaneous dose of onvuzosiran could produce the deep, durable PKK knockdown required for semi-annual prophylactic dosing.

Figure 14: PD activity of onvuzosiran at ~300 mg in healthy volunteers in Phase 1 clinical trial.

Phase 2a clinical trial with ongoing open label extension

In January 2024, we initiated our Phase 2a clinical trial of SC doses of onvuzosiran in patients with HAE. The primary objectives for the Phase 2a clinical trial were evaluating safety and tolerability of onvuzosiran in patients with HAE, with a secondary objective of PK activity and PD activity. While patients continue to be dosed, given the reduction in HAE attack rate observed as of the July 21, 2026 data cutoff date, we believe sufficient safety, PK data and PD data have been collected to assess the primary and secondary objectives. Exploratory endpoints also included several measures of efficacy, including among other things, the reduction in the rate of HAE attacks, HAE attacks requiring treatment and HAE quality of life. The clinical trial enrolled three patients. Two patients are still being followed, and one patient withdrew due to administrative reasons. Onvuzosiran has been generally well-tolerated, consistent with the safety results observed in Phase 1, with no treatment-related SAEs reported in subjects dosed with onvuzosiran as of the December 1, 2025 safety data cutoff date. The PD results showed similar PKK inhibition between healthy volunteers in the Phase 1 clinical trial and HAE patients.

Figure 15 shows the clinical history with attacks plotted across time. One known feature of siRNA therapeutic candidates such as onvuzosiran is lag time of about 22 days between initial treatment and full inhibition. The first dotted vertical line (green) indicates the approximate time of full inhibition, while the second dotted vertical line represents 3 months after the first dose. Despite dosing at levels below or less frequent than those utilized in our ongoing Phase 3 STOP-HAE clinical trial (Phase 2a doses: 122.5 mg Q6M, or 245 mg Q6M; Phase 3 dose cohorts: 300 mg Q6M or 240 mg Q3M), all participants in the Phase 2a cohort remained attack-free for 3 months following the initial dose, with one patient remaining attack-free for 17 consecutive months on Q6M dosing as of the July 21, 2026 cutoff date, after one mild attack on Day 153. During the follow-up, with repeated treatments, the attack-free interval appears to extend over time. Achieving attack control after the initial dose is generally considered the most challenging phase of treatment and both our data and broader industry experience suggest that attack-free rates potentially improve with subsequent dosing. We also correlated the episodes of attack with the PKK levels and found that no attacks occurred when the PKK suppression was >80%, suggesting that >80% suppression is potentially needed to achieve a maximal attack-free state. The attack-free interval seen with these subtherapeutic doses supported our choice of doses in our ongoing STOP-HAE Phase 3 trial.

Figure 15: Clinical history of patients in our Phase 2a clinical trial.

sufficient safety, PK and PD data have been collected to assess the primary and secondary objectives. Exploratory endpoints also included several measures of efficacy, including among other things, the reduction in the rate of HAE attacks, HAE attacks requiring treatment and HAE quality of life. The clinical trial enrolled three patients. Two patients are still being followed, and one patient withdrew due to administrative reasons. Onvuzosiran has been generally well-tolerated, consistent with the safety results observed in Phase 1, with no treatment-related

SAEs reported in subjects dosed with onvuzosiran as of the December 1, 2025 safety data cutoff date. The PD results showed similar PKK inhibition between healthy volunteers in the Phase 1 clinical trial and HAE patients.

Ongoing Phase 3 clinical trial

In August 2025, we initiated our Phase 3 STOP-HAE clinical trial. STOP-HAE is evaluating the efficacy of two dose levels and regimens of onvuzosiran (300 mg administered every 6 months, and 240 mg administered every 3 months) in preventing HAE attacks over a 6-month period compared with placebo (Figure 16). In this trial, participants undergo a washout of previous long term prophylaxis treatment and then enter a 4-week screening window where baseline HAE attack rate is measured, and then randomized to either 300mg Q6M, 240 mg Q3M or placebo. Per feedback from the FDA, HAE attacks before Day 22 will be excluded from primary endpoint analysis, consistent with the siRNA proposed mechanism of action. The primary objective of the Phase 3 study is to evaluate the efficacy of onvuzosiran in preventing HAE attacks in patients with HAE. The analysis that will affirm this objective is the comparison of the time-normalized number of investigator-confirmed HAE attacks (per month) from Day 22 to Week 25 visit in patients dosed with onvuzosiran at 300 mg Q6M with those dosed with placebo (PBO). A statistically significant reduction in attack rate will demonstrate the statistical superiority of onvuzosiran. The secondary objective is to characterize the effects of onvuzosiran on the quality and pattern of HAE attacks, including the time-normalized number of investigator-confirmed HAE attacks (per month) from Day 22 to Week 25 for patients dosed with onvuzosiran at 240 mg Q3M compared to those dosed with PBO, the time-normalized number of investigator-confirmed HAE attacks that require acute HAE therapy and/or are moderate or severe, and the proportion of participants who have not experienced an investigator-confirmed HAE attack in the period (i.e., those who are dosed with onvuzosiran at either level or regimen that are attack-free versus those that are dosed with PBO and are attack-free). In addition, efficacy, PK activity, PD activity and patient-reported health-related quality of life (AECT and AE-QoL) will also be assessed.

Approximately 90 participants with Type I or Type II HAE will be enrolled in 70 global sites. A long-term extension clinical trial will further evaluate open-label onvuzosiran treatment for up to three years, with, after 6 months, all participants (including placebo patients from STOP-HAE) moved onto active drug in the open label long term follow up.

Figure 16: STOP-HAE, a randomized three arm Phase 3 clinical trial for 2 doses of onvuzosiran in Type I or Type II participants with HAE.

ADX-626—A potent long-acting siRNA silencing coagulation Factor XI for secondary stroke prevention and potentially stroke prevention in atrial fibrillation

ADX-626 is in development as a long-acting SC treatment for secondary stroke prevention with additional clinical potential for stroke prevention in atrial fibrillation. ADX-626 has been designed to selectively target and degrade FXI mRNA and inhibit the production of FXI protein. FXI is a key component of the intrinsic coagulation pathway, where it plays an important role in thrombus propagation and growth. However, FXI is less critical for the initial clot formation that largely depends on the extrinsic pathway and platelet function. By silencing FXI, ADX-626 has the potential to uncouple thrombosis from hemostasis and prevent pathologic clot formation with reduced bleeding risk, which is a known limitation of the currently available antithrombotic therapies. A wide range of conditions put patients at a high risk of thrombosis, with severe and even fatal consequences, and there remains a significant unmet need for effective therapies where thrombosis and bleeding risks are concerns. The largest potential patient population to benefit from an antithrombotic with a safer bleeding profile are patients that have recently had an ischemic stroke and those with atrial fibrillation. In both patient populations, the objective is to reduce the risk of a stroke. FXI inhibition has recently gained significant clinical validation in secondary stroke prevention, while also highlighting the continued need for more effective and durable therapies. An investigational oral FXIa inhibitor, asundexian, has provided important proof-of-concept for the class, with pivotal Phase 3 data showing that daily treatment, when added to antiplatelet therapy, reduced the risk of recurrent ischemic stroke by 26% compared to placebo, without an increase in ISTH major bleeding. However, residual stroke risk remained in the asundexian-treated population, suggesting that substantial unmet need persists. Other oral FXIa inhibitors, including milvexian and abelacimab, remain in late-stage development in (1) secondary stroke prevention, (2) stroke prevention in atrial fibrillation and (3) DOAC-ineligible atrial fibrillation, further underscoring the clinical and commercial interest in targeting this pathway. We believe ADX-626 has the potential to offer a differentiated approach by enabling sustained, potentially deeper target knockdown with an extended duration of action compared to daily oral small-molecule inhibition. We are conducting a Phase 1 single ascending dose clinical trial for ADX-626 in healthy volunteers where for participants in the 400 mg dose group, we observed a mean reduction of 97.4% (93.9% to 99.6%, median 98.6%) and 95.4% (91.9% to 97.5%, median 96.4%) at nadir in FXI protein and FXI activity, respectively. Four of the six participants in this dose group were below the LLOQ for FXI activity. We are preparing for Phase 2 clinical trial development and intend to continue to explore higher doses of ADX-626 in the Phase I trial. Given the clinical validation we believe has been observed in the target indication, we intend to pursue Phase 2 development in secondary stroke prevention, and also intend to pursue an exploratory study in stroke prevention in atrial fibrillation. If successfully developed and approved, our approach could provide a durable, adherence-friendly therapy designed to reduce pathologic thrombus formation while preserving hemostasis, and may address an important remaining unmet need in these indications.

Overview of the intrinsic coagulation pathway

Historically, thrombosis was believed to be intricately linked to hemostasis, or the body’s natural process to control bleeding, suggesting that any approaches that reduce thrombosis would have an inevitable impact on hemostasis and increased risk of inducing bleeding. Recently, multiple lines of evidence, including observational data of individuals with congenital FXI deficiency (so-called hemophilia C), in addition to preclinical validation and clinical data with FXI inhibitors, suggest that the coagulation FXI is important for the generation of pathological thrombosis, but not necessary for normal, healthy clotting, or hemostasis.

This new understanding of the coagulation cascade encompasses three major pathways: the intrinsic (contact activation) pathway, the extrinsic (tissue factor) pathway, and the common pathway. The tissue factor pathway is activated in response to trauma to stop bleeding, whereas the contact pathway is activated in the absence of trauma, when blood is exposed to inflamed or damaged luminal tissue surfaces. Both pathways converge on a common pathway, in which thrombin is activated and recruits platelets to form a clot. In response to trauma, the common pathway is activated through the extrinsic pathway by exposure of FVIIa to extravascular tissue factor (TF) at the site of injury, leading to thrombin generation and the formation of a hemostatic plug to achieve hemostasis. In contrast, when pathological thrombosis occurs, in the setting where vessel walls remain intact, such as stroke or venous thrombosis, TF and the extrinsic pathway is less strongly activated. As such, the generation of thrombin and the propagation of the growing thrombus is dependent on the feedback activation of FXI through the amplification loop of the intrinsic pathway. This suggests that anticoagulants that target FXI can uncouple pathologic thrombosis formation from bleeding risk, providing a differentiated therapeutic approach by preventing thrombosis with reduced bleeding risk, versus currently available agents (Figure 17).

Figure 17: Mechanism of antithrombotic activity without bleeding risk with FXI inhibitors compared to other anticoagulants.

Unmet medical needs for secondary stroke prevention

Secondary stroke is a thrombotic disease where blood clots form in narrowed, plaque-filled cerebral arteries, stopping blood flow to areas of the brain. Specifically, secondary stroke refers to a recurrent ischemic stroke occurring after an initial ischemic stroke or transient ischemic attack (TIA), most commonly arising from persistent or recurrent vascular pathology such as large-artery atherosclerosis, cardioembolism, small-vessel disease, or systemic embolic sources, together with ongoing endothelial dysfunction and vascular inflammation that promote renewed cerebral ischemia. Although the upstream mechanisms are heterogeneous, the final common pathway in most recurrent ischemic events involves platelet activation and thrombin generation, leading to intravascular fibrin-rich clot formation and arterial or microvascular occlusion.

Secondary stroke prevention has significantly improved with the use of antiplatelet agents, anticoagulants in cardioembolic disease, statins, antihypertensive therapy, and carotid or endovascular interventions. However, the burden of recurrence remains substantial, with approximately 5.7-17.7% of patients experiencing recurrent stroke within one year and approximately 14-26% within five years in observational cohorts, despite contemporary evidence-based management. Importantly, this residual risk persists even in patients adherent to guideline-directed antithrombotic therapy, indicating that current strategies do not fully suppress the underlying thromboinflammatory processes driving recurrence.

Antiplatelet therapy with aspirin remains the predominant standard of care. A major limitation of existing antithrombotic therapies such as DOAC therapy is the inherent trade-off between clotting prevention and bleeding risk. Antiplatelet and anticoagulant agents reduce recurrent thrombotic events but simultaneously impair physiologic hemostasis, increasing the risk of major bleeding, particularly intracranial hemorrhage in elderly patients and those with cerebral small-vessel disease or prior hemorrhagic vulnerability. This narrow therapeutic window limits the ability to intensify treatment in high-risk populations and contributes to persistent residual ischemic risk when therapy is down-titrated to maintain safety. In addition, fear of bleeding complications leads some patients to avoid initiating or to discontinue antithrombotic therapy, resulting in suboptimal adherence in real-world practice despite clear guideline recommendations. Collectively, these limitations highlight a substantial unmet medical need for safer antithrombotic strategies that preserve efficacy while minimizing bleeding liability and improving long-term treatment adherence.

Treatment landscape of secondary stroke prevention and limitations

Current secondary stroke prevention primarily includes antiplatelet agents, anticoagulants, and intensive vascular risk-factor management (e.g., blood pressure control, lipid lowering with statins, diabetes management, and lifestyle modification). In patients with cardioembolic sources such as atrial fibrillation, oral anticoagulation is the cornerstone therapy, while non-cardioembolic ischemic stroke is generally managed with antiplatelet therapy. Thrombolytic agents (e.g., intravenous alteplase or tenecteplase) are reserved for acute ischemic stroke treatment and are not used for long-term secondary prevention.

Non-cardioembolic ischemic stroke and TIA are mainly prevented long-term with guideline-recommended antiplatelet therapy, which works by inhibiting platelet activation and aggregation, thereby reducing platelet-driven thrombus formation and the risk of recurrent cerebral ischemia. The main agents are aspirin, clopidogrel, and sometimes ticagrelor. Aspirin is most used due to strong evidence, low cost, and wide availability. Clopidogrel is an alternative monotherapy, often used in aspirin intolerance or higher-risk patients. Ticagrelor may be used in selected cases but is limited by higher bleeding risk, cost, and narrower clinical indications.

A key strategy is short-term dual antiplatelet therapy (usually aspirin plus clopidogrel) started soon after a minor stroke or high-risk TIA, targeting the early high-risk period. However, the benefit is time-limited and generally confined to the first 21–90 days, after which treatment is reduced to single antiplatelet therapy. Prolonged dual therapy or combining antiplatelet agents with anticoagulants is generally avoided due to increased bleeding risk without clear additional benefit.

Several newer strategies are being developed to refine the balance between thrombosis suppression and preservation of hemostasis. These include agents that act beyond traditional thrombin and platelet pathways, particularly those targeting earlier phases of coagulation amplification within the intrinsic and contact activation systems. By modulating upstream thrombin generation rather than fully blocking downstream clotting enzymes, these approaches aim to reduce pathological thrombosis while preserving physiological hemostasis. This represents a broader shift toward more selective anticoagulation strategies designed to minimize bleeding risk, a major limitation of current approaches. FXI inhibition has recently gained significant clinical validation in secondary stroke prevention, while also highlighting the continued need for more effective and durable therapies. An investigational oral FXIa inhibitor, asundexian, has provided important proof-of-concept for the class, with pivotal Phase 3 data showing that daily treatment, when added to antiplatelet therapy, reduced the risk of recurrent ischemic stroke by 26% compared to placebo, without an increase in ISTH major bleeding. However, residual stroke risk remained in the asundexian-treated population, suggesting that substantial unmet need persists.

Market opportunity

The addressable patient population for secondary stroke prevention is substantial. Approximately 12 million individuals globally experience a stroke every year, of which 6 million are non-cardioembolic ischemic strokes, and 20% to 30% of whom will suffer a recurrent event. Furthermore, it is estimated that 1.3 million people globally experience a transient ischemic attack that is classified as high-risk.

Unmet medical needs for stroke prevention in atrial fibrilation

Atrial fibrillation is the most common sustained cardiac arrhythmia, affecting an estimated 50-60 million people globally, and contributes to >8 million disability-adjusted life years. Atrial fibrillation promotes clot formation by causing ineffective atrial contraction, leading to blood stasis in the left atrium (left atrial appendage), where stagnant flow facilitates thrombus development through activation of the coagulation cascade. These pathologic clots dislodge and lead to a 4-to-5-fold increased risk of ischemic stroke and systemic embolism, as well as contribution to heart failure exacerbation, hospitalization, cognitive decline and increased mortality. Atrial fibrillation also imposes a substantial long-term burden through chronic medication use, bleeding risk from anticoagulation, repeated healthcare encounter, and the psychological stress of living with an unpredictable and potentially disabling condition.

Stroke prevention is the most important pillar, and the guideline recommendation is DOACs for those with a thromboembolic risk >2% per year. DOACs, such as apixaban, rivaroxaban, dabigatran, and edoxaban are highly effective in ischemic stroke, systemic embolism reduction, and intracranial hemorrhage prevention. DOACs have largely replaced vitamin K antagonists, such as warfarin, as first line therapy due to fewer interactions and no routine international normalized ratio (INR) monitoring. However, despite those advancements, one study found that approximately 53-60% of eligible patients with atrial fibrillation are non adherent to oral anticoagulation. Furthermore, bleeding remains a major concern, particularly in those with high risk of bleeding or with a history of bleeding events, which limits their use in some patients and complicates lifelong therapy. In addition, DOACs have relatively short half-lives (hours, not days like warfarin effect stability), which creates a rapid loss of anticoagulation coverage if doses are missed. Even modest nonadherence can erase DOAC stroke-prevention benefit. There remains a large unmet need for a safer anticoagulant to prevent stroke and systemic embolism in patients with atrial fibrillation.

Treatment landscape of stroke prevention in atrial fibrillation and limitations

The management of atrial fibrillation is based on three pillars: stroke prevention, rate control, and rhythm control, with increasing use of early rhythm control and catheter ablation in selected patients. Stroke prevention is essential because atrial fibrillation increases the risk of atrial thrombus formation that can embolize to the brain and cause ischemic stroke. Current pharmacologic options include DOACs and vitamin K antagonists.

DOACs, including apixaban, rivaroxaban, dabigatran, and edoxaban, are first-line therapy for most patients with non-valvular atrial fibrillation. They directly inhibit thrombin or factor Xa, providing predictable anticoagulation without routine INR monitoring. Compared with warfarin, they have similar or better efficacy and lower intracranial hemorrhage risk, with fewer food and drug interactions and fixed dosing. However, limitations include higher cost, reduced flexibility in patients with severe renal impairment, limited use in mechanical valves or moderate-to-severe mitral stenosis, and the need for strict adherence due to short half-lives, where missed doses can quickly reduce anticoagulation.

Warfarin remains important in patients with mechanical heart valves or moderate-to-severe mitral stenosis. Warfarin inhibits vitamin K–dependent clotting factors and requires INR monitoring (target 2.0–3.0 in AF). While effective and inexpensive, it is limited by a narrow therapeutic window, frequent monitoring requirements, and numerous food and drug interactions that can affect anticoagulation stability. Warfarin also carries a higher risk of intracranial and overall bleeding compared with DOACs and can be challenging to manage in patients with variable dietary intake, comorbid illness, or poor follow-up adherence.

Beyond these established agents, several emerging strategies are expanding the conceptual framework of stroke prevention in atrial fibrillation. One approach targets earlier stages of the coagulation cascade, aiming to dampen thrombin generation at its source rather than inhibiting downstream enzymes alone. These upstream pathway modulators focus on the intrinsic arm of coagulation and contact activation system, with the goal of reducing pathologic thrombosis while preserving hemostasis and potentially lowering bleeding risk compared with current anticoagulants. In parallel, biologic and RNA-based therapies are being explored to achieve more selective and durable modulation of coagulation factors. Oral FXIa inhibitors, including milvexian and abelacimab, are pursuing late-stage development in stroke prevention in atrial fibrillation and DOAC-ineligible atrial fibrillation, respectively, further underscoring the clinical and commercial interest in targeting this pathway. Forthcoming pivotal phase 3 data readouts have the potential to provide further clinical validation for FXI agents in these indications.

Market opportunity

Stroke prevention in atrial fibrillation represents a significant opportunity. Atrial fibrillation increases the risk of stroke by fivefold, and it is estimated that there are approximately 12 million patients in the United States and 60 million worldwide with atrial fibrillation, of which approximately 35% will have a stroke at some point in their life. The stroke prophylaxis secondary to atrial fibrillation market is estimated to generate approximately $1.6 billion in worldwide sales in 2032 according to forecasts from Evaluate Pharma (June 9, 2026). Although DOACs have gained widespread use in stroke prevention in patients with atrial fibrillation, the bleeding risk associated with anticoagulant therapy limits long-term use in certain patients, including patients at high risk of bleeding. We believe FXI inhibitors have the potential to demonstrate similar efficacy as compared to DOACs but with reduced bleeding risk and have an opportunity to address patients with atrial fibrillation who are currently on DOACs as well as those who are unable to tolerate or remain on current anticoagulant therapy.

Our solution

ADX-626 is in development for secondary stroke prevention and potentially stroke prevention in atrial fibrillation. FXI is an emerging target implicated in thrombosis propagation, but with less involvement in hemostasis. ADX-626 is designed to selectively target and degrade FXI mRNA, resulting in the depletion of FXI protein and providing antithrombotic activity in patients without the risk of bleeding commonly associated with current treatments. The largest potential patient population to benefit from an antithrombotic with a safer bleeding profile are patients that have recently had an ischemic stroke and those with atrial fibrillation. In both patient populations, the objective is to reduce the risk of a stroke.

We are conducting a Phase 1 single ascending dose clinical trial for ADX-626 in healthy volunteers where for participants in the 400 mg dose group, we observed a mean reduction of 97.4% (93.9% to 99.6%, median 98.6%) and 95.4% (91.9% to 97.5%, median 96.4%) at nadir in FXI protein and FXI activity, respectively. Four of the six participants at this dose level were below the LLOQ for FXI activity. We are preparing for Phase 2 clinical development and intend to continue to explore higher doses of ADX-626 in the Phase 1 trial. Given the clinical validation we believe has been observed in the target indication, we intend to pursue Phase 2 development in secondary stroke prevention, and also intend to pursue an exploratory study in stroke prevention in atrial fibrillation. If successfully developed and approved, our approach could provide a durable, adherence-friendly therapy designed to reduce pathologic thrombus formation while preserving hemostasis, and may address an important remaining unmet need in these indications.

Preclinical data

In our preclinical data in NHPs for a single administration of ADX-626, we observed significant pharmacologic activity with potent, near-complete, and sustained reduction of circulating FXI protein. NHPs were dosed SC with 3 mg/kg (n=2) or 5 mg/kg (n=2) of ADX-626 on Day 1 and FXI protein levels were measured weekly for 13 weeks. At the 5 mg/kg dose, we observed up to 99.6% reduction of FXI protein at Day 29 and maintained >95% reduction of FXI protein through Day 92 (Figure 18, left panel). Suppression of FXI protein levels resulted in >2x increase in intrinsic coagulation pathway activity, as measured by the activated thromboplastin time (aPTT) assay, a measure of the intrinsic coagulation pathway activity. Notably, prolonged aPTT is not associated with bleeding risk. Importantly, and as expected, suppression of FXI protein levels did not impact PT, a well understood measure generally associated with bleeding risk, consistent with the lack of predicted effect on bleeding risk (Figure 18, right panel).

Figure 18: Factor XI serum protein levels in NHPs administered a 3 mg/kg or 5 mg/kg dose of ADX-626 (left panel) and aPTT/ PT levels with a 5 mg/kg dose of ADX-626 (right panel).

ADX-626 showed no effects on neurological, respiratory, cardiovascular function, or hERG channel activity in safety pharmacology studies and was non-genotoxic in standard in vitro and in vivo assays. ADX-626 was well-tolerated in 4-week repeat-dose GLP toxicology studies in mice and cynomolgus monkeys, with NOAELs at the highest dose tested (100 mg/kg). Our IND-enabling studies supported our ongoing Phase 1 clinical trials, while our chronic GLP studies in mice and monkeys are underway to enable repeat dosing in Phase 2 studies.

Ongoing Phase 1 clinical trial

In August 2025, we initiated a Phase 1, randomized, blinded clinical trial of ascending doses of ADX-626 in healthy participants who are up to 45 years of age. Participants in the trial are randomized to ADX-626 or placebo and evaluated on safety, PK activity, PD activity, and change from baseline in Factor XI activity and protein levels. In data from the ongoing clinical trial, we observed a strong correlation between FXI activity and ADX-626 administration, with a mean reduction of 97.4% (93.9% to 99.6%, median 98.6%) and 95.4% (91.9% to 97.5%, median 96.4%) at nadir in FXI protein and FXI activity, respectively (Figure 19), for the 400 mg dose group as of the July 8, 2026 data cutoff date for FXI activity. Four of the six participants at this dose level were below the LLOQ for FXI activity. Across all three dose cohorts (100mg, 200mg, 400mg), ADX-626 has been well-tolerated with no serious adverse events as of the June 16, 2026 safety data cutoff date. We observed sustained ADX-626 FXI inhibition, suggesting the potential for Q6M dosing. All drug-related adverse events were mild and resolved without intervention, and no dose-limiting toxicities or safety stopping rules have been triggered at any cohort level. The safety data across Cohorts 1–3 collectively support continued dose escalation, and is consistent with the preclinical profile. The planned number of subjects dosed with ADX-626 at 100 mg, 200 mg, and 400 mg (4, 4 and 6, respectively) have been achieved.

Mean (±SE) Percent Change from Baseline in FXI Activity
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Figure 19: PD activity of ADX-626 on Factor XI activity and protein levels in healthy participants in Phase 1 clinical trial.

ADX-077—siRNA preclinical therapeutic candidate for obesity via a novel undisclosed target in adipose tissue

ADX-077 is a preclinical siRNA therapeutic candidate designed to selectively inhibit a novel undisclosed target in adipose tissue, which we refer to as “OBE1”, with the objective of reducing body weight and fat while preserving lean mass. Through our discovery efforts, we have identified multiple molecular targets that, when inhibited, resulted in body weight and fat reduction without losing lean mass; the target that we are initially prioritizing is OBE1. We have designed ADX-077 to reduce expression of OBE1, which has been shown to reduce adiposity through a mechanism distinct from the appetite suppression associated with GLP-1 receptor agonism. In an obese NHP study, for a single SC injection of ADX-077, we observed >95% reduction of target mRNA in adipose tissue, which resulted in an 8.3% overall bodyweight reduction at Week 13, with 26.3% fat mass reduction while preserving lean mass, and it was generally well-tolerated. Manufacturing clinical supplies to support our FIH study is ongoing, and we have initiated IND-enabling studies and plan to initiate a Phase 1 clinical trial, subject to receipt of regulatory clearance.

Obesity unmet need and market opportunity

Recent advances in the treatment of obesity have significantly improved patient outcomes, particularly with the development of novel therapies such as the GLP-1 receptor agonist, semaglutide and the dual GLP-1/GIP agonist, tirzepatide. These agents have shown significant efficacy in promoting substantial weight loss primarily by reducing appetite and have transformed obesity management, offering an alternative to invasive bariatric surgery for many patients. However, not all patients tolerate or respond effectively to current pharmacotherapies, and long-term weight loss maintenance remains challenging, with many individuals regaining lost weight after treatment cessation. Analysis of adherence and persistence to incretin therapies (semaglutide or tirzepatide) showed that approximately 85% of patients discontinued treatment within two years. Moreover, approximately 58% of patients discontinued treatment before reaching a clinically meaningful level of weight loss often due to the significant side effects of these therapies, which include diarrhea, constipation, nausea, and vomiting. In addition to the issue of weight loss maintenance and side effects, studies with both GLP-1 agonists and GLP-1/GIP agents have shown that a substantial portion of the weight loss (typically, about 25-39% of the total weight lost) is not from fat loss but, in fact, loss of lean mass, principally skeletal muscle.

Obesity, defined in the United States as a body mass index of 30 or greater, is a chronic disease that affects more than 890 million adults worldwide. The prevalence of obesity has tripled since 1975 and more than one billion people worldwide are living with obesity. According to 2021-2023 data collected by the National Center for Health Statistics, more than 40% of adults in the United States are obese. By 2030, it is estimated that nearly half of the adults in the United States will have obesity. In the United States, it is estimated that nearly 6% of all adults (approximately 5 million) are currently utilizing a GLP-1 medication to treat obesity, and one in eight have tried them in the past. Market analysts project global sales of branded anti-obesity drugs to reach over $110 billion by 2032 according to forecasts from Evaluate Pharma (June 9, 2026).

Our solution

ADX-077 is a preclinical siRNA therapeutic candidate designed to target adipocytes and selectively inhibit OBE1 with the objective of reducing body weight and fat while preserving lean mass. Selectively inducing triacylglycerol (TAG) lipolysis in adipocytes has the potential to be an attractive obesity approach that specifically targets fat storage while preserving lean mass. By promoting the breakdown and utilization of fat, lipolysis-inducing treatments can potentially help individuals achieve sustainable fat loss, improve insulin sensitivity, and reduce the risk of metabolic complications associated with obesity while maintaining lean mass.

Preclinical data

We have observed deep and sustained suppression of OBE1 in multiple adipose tissues (Figure 20A, n=9 in each arm). This suppression resulted in a meaningful weight (Figure 20B, n=10 in PBS arm, n=9 in each treatment arm) and fat mass reduction (Figure 20C, n=9 in each arm), while preserving lean mass (Figure 20C, n=9 in each arm) in wild type C57BL mice on a high fat diet (diet-induced obesity (DIO) model). While no head-to-head studies have been conducted and cross-study comparisons are inherently limited, the level of weight loss was comparable to what has previously been reported for the optimal dose of semaglutide (10 nmol/kg/day, twice daily injection) in this rodent model. Importantly, we observed comparable weight loss effect in the db/db mouse, a model for diabetic obesity, that has been shown to be less responsive to semaglutide. It is generally recognized that there is good translatability between weight loss observed in obese mouse models and weight loss observed in obese humans.

C

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Figure 20: OBE1 suppression with ADX-077 in mice after 3 Q6W administrations (A) OBE1 mRNA levels in multiple adipose tissues in DIO mice (B) Body weight reduction levels at 10mg/kg. (C) Normalized tissue weight in adipose and skeletal muscle..

We have also tested ADX-077 in spontaneously obese NHP, a model where NHPs develop obesity and metabolic syndrome without forced diet manipulation. In this model, for a single SC injection of ADX-077 (6 mg/kg), we observed deep and sustained reduction of OBE1 mRNA levels in subcutaneous white adipose tissue (scWAT) for at least 8 weeks (Figure 21A, n=2). During this time, NHPs steadily lost body weight through 13 weeks after dosing (Figure 21B, n=2). During these 13 weeks, fat mass reduction culminated at 26.3% (Figure 21C, n=2), while lean mass remained unchanged (Figure 21D, n=2). While no head-to-head studies have been conducted and cross-study comparisons are inherently limited, data in the NHP model are competitive with semaglutide on fat loss without impacting lean muscle. Differences exist between study designs, subject characteristics and other factors, and caution should be exercised in drawing any conclusions from these comparisons with semaglutide data across studies as cross-study comparisons are inherently limited and such data may not be directly comparable.

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Figure 21: OBE1 mRNA KD and body weight loss in obese NHPs administered a single dose of 6mg/kg ADX-077 (A) OBE1 mRNA is reduced by more than 90% for 8 weeks. (B) Body weight loss reached over 8% during the same period of time. (C) The immediate body weight loss was paralleled by a meaningful reduction in fat mass reduction, while no loss of lean mass was observed (D).

ADX-077 has been well-tolerated in our mouse and NHP preclinical studies. In one NHP study, we administered a high dose of 50 mg/kg of ADX-077 to lean NHPs and specifically monitored the animals for signs of adverse effects. No treatment-related effect on clinical observations, undesired body weight reduction in lean NHPs, clinical pathology parameters, or impacts on GI and tolerability issues were observed (Figure 22, n=2 in PBS arm, n=3 in treatment arm).

A
Clinical Chemistry
B
Body Weight
Alanine Aminotransferase
Ref. Range: 17 - 109
U/L
Aspartate Aminotransferase
Ref. Range: 23 - 86
U/L
Alkaline Phosphatase
Ref. Range: 75 - 717
U/L
Gamma Glutamyl Transferase
Ref. Range: 29 - 114
U/L
Total Bilirubin
Ref. Range: 0.8 - 5.7
µmol/L
Albumin
Ref. Range: 35 - 48
g/L
Total Protein
Ref. Range: 63 - 83
g/L
Urea Nitrogen
Ref. Range: 3.4 - 9.4
mmol/L
Creatinine Kinase
Ref. Range: 95 - 1320
U/L
Creatinine
Ref. Range: 47 - 85
µmol/L
Triglycerides
Ref. Range: 0.15 - 0.9
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Total Cholesterol
Ref. Range: 2 - 5.3
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Ref. Range: 0.15 - 0.9
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Pre-dose
Week 4
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ADX-077 50 mg/kg
Body Weight (kg)
(Mean ± SEM)
Control - 0 mg/kg
ADX-077 - 50 mg/kg
Study Days

Figure 22: A 50 mg/kg dose of ADX-077 in lean NHPs does not alter clinical chemistry measurements or body weight.

Together, the results in mouse and NHP studies of obesity support the potential of ADX-077 to promote weight and fat loss without impacting lean mass. We have initiated IND-enabling studies and plan to initiate a Phase 1 clinical trial, subject to receipt of regulatory clearance.

ADX-199—siRNA preclinical therapeutic candidate for selectively silencing and degrading APP mRNA in neurons for neurodegenerative diseases

Human genetic evidence indicates that elevated levels of APP protein or its cleavage products, including amyloid-ß peptides, are closely linked to increased risk of early-onset neurodegenerative diseases. Amyloid-ß peptides are aggregation-prone and pathogenic, and their aggregates are frequently observed in brains affected by neurodegeneration. Accumulation of the neurotoxic amyloid ß peptides and aggregates can disrupt synaptic function and disturb cellular homeostasis, leading to mitochondrial stress, impaired proteostasis and increased neuronal vulnerability. This pathogenic environment further triggers neuroinflammation, oxidative stress, and the release of neurotoxic cytokines, thereby amplifying progressive neurodegeneration. An siRNA-based approach that lowers APP mRNA can reduce production of the pathogenic protein at its source, decreasing the upstream substrate available for amyloid-ß peptide generation. This strategy offers the potential to reduce amyloid-ß-mediated neurotoxicity, slow brain amyloid deposition, and modify the course of neurodegenerative diseases. Our neuron-targeted program, ADX-199, is designed to selectively silence and degrade APP mRNA in neurons. By reducing APP at the transcript level, we observed in NHPs, deep APP mRNA reduction across various brain regions at 3 months including 94.9% knockdown activity in the frontal cortex, a key brain region implicated in Alzheimer’s disease. We are advancing ADX-199 into IND-enabling studies.

Market opportunity

APP has been proposed as a target for Alzheimer’s disease and CAA. In the United States alone, approximately 7.4 million people aged 65 or older live with Alzheimer’s disease, a figure projected to reach 11.2 million by 2040. Furthermore, CAA, which frequently co-occurs with Alzheimer’s disease and is the second leading cause of hemorrhagic stroke, represents a significant unmet need with no currently approved disease-modifying therapies. The prevalence of moderate-to-severe CAA is estimated to be somewhere between one quarter to a half of Alzheimer’s disease patients, and between 7 and 23% in the general population.

Our solution

ADX-199 is an siRNA therapeutic candidate engineered to selectively reduce APP mRNA in neurons. By reducing APP at the transcript level, ADX-199 is intended to decrease amyloid-ß production and upstream pathogenic processes. APP is genetically linked to Alzheimer’s disease, as pathogenic APP mutations and APP gene duplication can increase APP protein production or alter APP processing, leading to early-onset Alzheimer’s disease and CAA. A hallmark pathology of Alzheimer’s disease is the accumulation of amyloid plaques, which are primarily composed of amyloid-ß peptides – fragments derived from APP. These amyloid-ß peptides are believed to contribute to neuronal toxicity, synaptic dysfunction and disease progression.

Preclinical data

For a single 60 mg IT dose of ADX-199, we observed in >85% suppression of APP target proteins (sAPPa and sAPPb) and its downstream Ab42 neurotoxic protein measured in NHP cerebral spinal fluid (CSF). This suppression was durable and was maintained at 70-80% through 3 months post dose (Figure 23, n=2). We observed >90% reduction of APP mRNA levels in key brain regions implicated in Alzheimer’s disease, including the frontal cortex, temporal cortex, and hippocampus as well as other CNS regions including striatum, cervical spinal cord, and lumbar spinal cord, at 3 months following a single 60 mg IT dose (Figure 24, n=2). In NHPs, ADX-199 was generally well-tolerated following a single 60 mg IT dose. Importantly, histopathological assessment showed no significant adverse findings in the brain, spinal cord, liver, kidney, heart or spleen.

ADX-199 in NHP Study

IT Lumbar Dosing, Single 60 mg/animal (n=2)
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Figure 23: aPP target (sAPPa and sAPPb) and Ab42 neurotoxic protein knockdown in NHPs CSF when administered a single 60 mg IT dose of ADX-199.

Figure 24: APP mRNA levels in the CNS regions of NHPs administered a single 60 mg IT dose of ADX-199 reduced >90% in key brain regions including the frontal cortex, temporal cortex, and hippocampus, with suppression maintained through 3 months post dose.

AbbVie collaboration

In May 2025, we entered into the AbbVie Agreement, pursuant to which we will use our proprietary platform, and AbbVie may contribute certain technology, to develop therapeutic agents that contain siRNA directed to certain agreed upon collaboration targets, as more fully described in the section titled “Collaboration and license option agreement.”

Other discovery programs

We intend to maintain and advance our position as an siRNA company that pushes the boundaries of what is achievable for RNA-based therapeutics. In addition to our existing development pipeline, we are developing multiple discovery-stage siRNA programs focused on additional targets, tissue types and indications. We plan to continue expanding our pipeline with wholly-owned programs against both known and novel targets to enable selective targeting of other extrahepatic tissues and cell types, such as adipose, neurons, microglia, skeletal muscle, cardiac muscle and ocular tissues. We are further enhancing our proprietary MST and CTD technologies to enable bispecific-siRNA programs for various tissue types. To accomplish this, we are developing bispecific-siRNA technology designed to enable the suppression of multiple disease-causing proteins simultaneously with a single construct, which has the potential to expand the reach of opportunities for siRNAs as a class. Through expanding our technologies’ reach, we continue to seek to develop novel therapeutics for the treatment of chronic diseases where deep, durable suppression can enable meaningful clinical benefit.

Manufacturing

We do not own or operate manufacturing facilities for the production of our therapeutic candidates and currently have no plans to build our own clinical or commercial scale manufacturing capabilities. We currently engage with third-party contract development manufacturing organizations (CDMOs) for the manufacture of our therapeutic candidates and we intend to continue to do so in the future. We rely on and expect to continue to engage third-party manufacturers for the production of both drug substance and finished drug product. We currently obtain our supplies from these manufacturers on a purchase order basis and do not have long-term supply arrangements in place. Should any of these manufacturers become unavailable to us for any reason, we believe that there are a number of potential replacements, although we may incur some delay in identifying and qualifying such replacements.

Competition

The biopharmaceutical industry is characterized by rapidly advancing and changing technologies, intense competition and a strong emphasis on intellectual property. We face substantial and increasing competition from large and specialty biopharmaceutical companies, as well as public and private medical research institutions and governmental agencies. Competitors may compete with us in hiring scientific and management personnel, establishing clinical trial sites, accessing adequate supply and/or manufacturing resources for product candidates, entering into collaborations or similar arrangements for the development or commercialization of product candidates, recruiting patients to participate in clinical trials and acquiring technologies that may compete with the scientific approach to our programs.

Our known biopharmaceutical competitors in the RNA therapy space include, but may not be limited to, the following: Alnylam Pharmaceuticals, Inc., Argo Biopharmaceutical Co., Ltd., Aro Biotherapeutics Co, Arrowhead Pharmaceuticals, Inc., Avidity Biosciences, Inc. (acquired by Novartis AG), City Therapeutics, Inc., Dicerna Pharmaceuticals, Inc. (acquired by Novo Nordisk), Dyne Therapeutics, Inc., Ionis Pharmaceuticals, Inc., SanegeneBio Inc., Sarepta Therapeutics, Inc., Silence Therapeutics PLC, Sirius Therapeutics, Inc., Sirnaomics Ltd., Suzhou Ribo Life Science Co., Ltd, and Wave Life Sciences Ltd. In addition, we will compete with the many companies targeting the same indications as our therapeutic candidates, as discussed above in the subsections describing the current treatment landscape and limitations for each such candidate, as well as more generally with other companies developing alternative scientific and technological approaches. Our competitors in the different indications include but are not limited to: Arrowhead, Biogen, Novartis AG, Otsuka Pharmaceutical Co, Ltd., RemeGen Co., Ltd., Takeda Pharmaceutical Co., Ltd., Vera Therapeutics, Inc., and Vertex Pharmaceuticals Inc. in renal indications; Annexon, Inc., Astellas Pharma Inc., Biogen Inc., and Regeneron Pharmaceuticals Inc., in GA; AstraZeneca PLC (US), Biogen Inc., Novartis AG, Regeneron Pharmaceuticals Inc. and Roche Holding AG in paroxysmal nocturnal hemoglobinuria; Argo Therapeutics, Inc., BioCryst Pharmaceuticals Inc., CSL Behring, Intellia Therapeutics, KalVista (acquired by Chiesi), Pharvaris N.V., and Takeda Pharmaceutical Co. Ltd. in HAE; Bayer, Bristol-Myers Squibb Company, Johnson & Johnson, Novartis AG, Regeneron, Suzhou Ribo Life Science Co., Sirius Therapeutics, and Sirnaomics Ltd. in thrombotic diseases; Alnylam Pharmaceuticals, Inc., Arrowhead Pharmaceuticals Inc, Eli Lilly, Novo Nordisk, Regeneron, Suzhou Ribo Life Science, and Wave Life Sciences in obesity; and Alector, Inc. and Alnylam Pharmaceuticals, Inc in neurodegeneration.

Many of our current or potential competitors have significantly greater financial, technical and human resources, as well as more expertise in research and development, manufacturing, preclinical testing, conducting clinical trials, commercializing and marketing approved products, than us. Mergers and acquisitions in the biopharmaceutical industry may result in even greater resource concentration among a smaller number of competitors. Smaller or early-stage companies may also prove to be significant competitors, either alone or through collaborative arrangements with large and established companies.

Our commercial opportunity could be reduced or eliminated if our competitors develop and commercialize products that are safer, more effective, have fewer or less severe side effects, are more convenient or are less expensive than any products that we may develop. Our competitors also may obtain FDA or other comparable foreign regulatory authority approval for their products more rapidly than us, which could result in our competitors establishing a strong market position before we are able to enter the market. Key competitive factors affecting the success of all of our programs are likely to be their efficacy, safety, convenience, price and degree of reimbursement.

Intellectual property

Overview

We actively seek to protect our technology, inventions, and other intellectual property that is commercially important to the development of our business by a variety of means: for example, seeking, maintaining, and defending patent rights. We also may rely on trade secrets and know-how relating to our technology platform, and on continuing technological innovation to develop, strengthen and maintain the strength of our position in the field of RNA therapeutics that may be important for the development of our business. Additional regulatory protection may also be afforded through data exclusivity, market exclusivity and patent term extensions where available.

As of March 31, 2026, we have no outstanding litigation related to our intellectual property nor any threat to initiate claims against us. In the future, we may need to engage in litigation to enforce patents issued or licensed to us, to protect our trade secrets or know-how or to defend against claims of infringement of the rights of others. Such litigation could be costly and could divert our attention from other functions and responsibilities. We may not receive adequate remedies even if we prevail in such litigation and adverse determinations could subject us to significant liabilities to third parties, which could severely harm our business. See the section titled “Risk factors—Risks related to our intellectual property” for a more comprehensive description of risks related to our intellectual property.

Although we rely on intellectual property rights, including patents, copyrights, trademarks and trade secrets, as well as contractual protections to establish and protect our proprietary rights, we believe that factors such as the technological and creative skills of our personnel, creation of new solutions, features and functionality, and frequent enhancements to our platform are also essential to establishing and maintaining our technology leadership position.

As of March 31, 2026, we own one issued U.S. utility patent and over 300 pending patent applications. Of our pending patent applications, 25 are pending U.S. utility patent applications, 11 are pending U.S. provisional patent applications, and 11 are pending international (PCT) patent applications. Other pending patent applications are filed in foreign jurisdictions, including Australia, Brazil, Canada, Chile, China, Colombia, Europe, Hong Kong, India, Israel, Japan, Korea, Malaysia, Mexico, New Zealand, Peru, Saudi Arabia, Singapore, South Africa, Taiwan, United Arab Emirates, and Vietnam. Our policy is to file patent applications to protect technology, inventions and improvements to inventions that may be commercially important to the development of our business.

We seek U.S. and international patent protection for a variety of technologies, and own issued and pending patent applications with claims directed to compositions of matter that relate to our clinical programs (including agazisiran, onvuzosiran, ADX-626, ADX-077 and ADX-199), methods of treating diseases of interest, and platform technologies that relate to tissue targeting ligands and other oligonucleotide modifications incorporated into our RNA therapeutics. We also rely on patent protection and trade secret rights to protect other technologies that may be used to discover and validate targets and manufacture and develop novel RNA therapeutics.

A further breakdown of our patents and patent applications directed to each of our most advanced programs and our platform technology, as of March 31, 2026, is summarized below.

Agazisiran

We own two pending U.S. utility patent applications, 22 pending patent applications in Australia, Brazil, Canada, Chile, China, Colombia, Europe, Hong Kong, India, Israel, Japan, Korea, Malaysia, Mexico, New Zealand, Peru,

Saudi Arabia, Singapore, South Africa, Taiwan, United Arab Emirates, and Vietnam, one pending international (PCT) patent application, and one pending U.S. provisional patent application that contain claims or supporting disclosure directed to the agazisiran composition of matter and to methods of treating diseases of interest using agazisiran. Patents issuing from these applications, if any, are expected to expire in 2042, 2044 and 2046, excluding any additional term for patent term adjustment or patent term extension. Agazisiran also incorporates our platform technology which is covered by further patent filings outlined in the Platform Technology description below.

Onvuzosiran

We own one issued U.S. utility patent, three pending U.S. utility patent applications, and 20 pending patent applications in Australia, Brazil, Canada, Chile, China, Colombia, Europe, Hong Kong, India, Israel, Japan, Korea, Malaysia, Mexico, New Zealand, Peru, Singapore, South Africa, and Taiwan that contain claims directed to the onvuzosiran composition of matter and to methods of treating diseases of interest using onvuzosiran. Patents issuing from these applications, if any, are expected to expire in 2042 and 2044, respectively, excluding any additional term for patent term adjustment or patent term extension. Onvuzosiran also incorporates our platform technology which is covered by further patent filings outlined in the Platform Technology description below.

ADX-626

We own one pending U.S. utility patent application, 21 pending patent applications in Australia, Brazil, Canada, Chile, China, Colombia, Europe, India, Israel, Japan, Korea, Malaysia, Mexico, New Zealand, Peru, Saudi Arabia, Singapore, South Africa, Taiwan, United Arab Emirates, and Vietnam, and one pending U.S. provisional patent application that contain claims or supporting disclosure directed to the ADX-626 composition of matter and to methods of treating diseases of interest using ADX-626. Patents issuing from these applications, if any, are expected to expire in 2044 and 2047, respectively, excluding any additional term for patent term adjustment or patent term extension. ADX-626 also incorporates our platform technology which is covered by further patent filings outlined in the Platform Technology description below.

ADX-077

We own one pending international (PCT) patent application and one pending U.S. provisional patent application that contain claims or supporting disclosure directed to the ADX-077 composition of matter. Patents issuing from these applications, if any, are expected to expire in 2045 and 2046, respectively, excluding any additional term for patent term adjustment or patent term extension. ADX-077 also incorporates our platform technology which is covered by further patent filings outlined in the Platform Technology description below.

ADX-199

We own two pending patent applications in Argentina and Taiwan and one pending international (PCT) patent application that contain claims or supporting disclosure directed to the ADX-199 composition of matter. Patents issuing from this application, if any, are expected to expire in 2046, excluding any additional term for patent term adjustment or patent term extension. ADX-199 also incorporates our platform technology which is covered by further patent filings outlined in the Platform Technology descriptions below.

Platform Technology

We own eleven pending U.S. utility patent applications, 124 pending patent applications in Australia, Brazil, Canada, China, Europe, Hong Kong, India, Israel, Japan, Korea, Mexico, New Zealand, Singapore, South Africa, and Taiwan, three pending international (PCT) patent applications, and three pending U.S. provisional patent applications that contain claims or supporting disclosure directed to our various platform technology that is used or being evaluated in connection with some of our programs, including agazisiran, onvuzosiran, ADX-626, ADX-077 and ADX-199. Patents issuing from these applications, if any, are expected to expire in 2041, 2042, 2043, 2044, 2045 and 2046, respectively, excluding any additional term for patent term adjustment or patent term extension.

Other

We are also seeking U.S. and international patent protection for a variety of additional technologies.

Trademarks

We are also seeking U.S. and international trademark protections for “ADARX PHARMACEUTICALS” and the trademark has been registered in the International Register, Australia, China, Hong Kong and the United Kingdom.

Trade secrets

We also rely on trade secrets, know-how, continuing technological innovation and confidential information to develop and maintain our proprietary position and protect aspects of our business that are not amenable to, or that we do not consider appropriate for, patent protection. We seek to protect our proprietary technology and processes, in part, by confidentiality agreements and invention assignment agreements with our employees, consultants, scientific advisors, contractors and others who may have access to proprietary information, under which they are bound to assign to us inventions made during the term of their employment or term of service. Our policy is to require all employees and independent contractors to sign agreements assigning to us any inventions, trade secrets, works of authorship, developments, processes and other intellectual property generated by them on our behalf and under which they agree to protect our confidential information. We also seek to preserve the integrity and confidentiality of our data and trade secrets by maintaining physical security of our premises and physical and electronic security of our information technology systems. See the section titled “Risk factors—Risks related to our intellectual property” for a more comprehensive description of risks related to our intellectual property.

Collaboration and license option agreement

On May 9, 2025, we entered into the AbbVie Agreement with AbbVie, pursuant to which we will use our proprietary platform, and AbbVie may contribute certain technology, to develop therapeutic agents that contain siRNA directed to certain agreed upon collaboration targets, in multiple disease areas including neuroscience, immunology and oncology, which AbbVie may select for further development. With respect to each collaboration target, we granted to AbbVie an exclusive option to obtain an exclusive (even as to us), sublicensable license under certain intellectual property rights to develop, commercialize and otherwise exploit the siRNA-containing therapeutic agents (and products containing such therapeutic agents) directed to such collaboration target on a worldwide basis in all human and non-human diagnostic, prophylactic and therapeutic uses.

We will provide to AbbVie a data package for each collaboration target following completion of the activities described in the applicable research plan (or AbbVie’s election to exercise certain step-in rights for the applicable target (1) in the case of certain uncured material breaches by us or (2) in the event that we reduce the efforts or resources allocated to the applicable target following a change in control of the company), and AbbVie may exercise its option with respect to such collaboration target within the applicable option period, including prior to delivery of the applicable data package (or exercise of the applicable step-in rights). If AbbVie exercises its step-in rights with respect to a collaboration target, no option extension payment would be required to be paid by AbbVie with respect to such collaboration target, or if such option extension payment has already been made and AbbVie exercises its step-in rights in the case of our uncured material breach, AbbVie would be entitled to deduct from certain milestone payments with respect to the applicable collaboration target all of its reasonable costs associated with its step in activities. If AbbVie exercises its option for a collaboration target in writing within a specified time period, the applicable target becomes a licensed target. After an effective option exercise, as and to the extent requested by AbbVie, we will continue to conduct any remaining development activities for the licensed target in accordance with the mutually agreed upon target research plan, and AbbVie may request that we conduct additional development activities on terms to be negotiated.

We have formed a joint governance committee (JGC), composed of an equal number of representatives from each of us and AbbVie, to manage the collaboration during the research phase.

Following an effective option exercise, AbbVie will use commercially reasonable efforts to develop and commercialize one licensed product directed to each licensed target in the United States and certain European markets for one indication.

With respect to each collaboration target, except in connection with our activities described in the applicable research plan, during the license option period for such collaboration target, we and our affiliates are not permitted to, and may not enable any third party to, exploit any siRNA directed to such collaboration target. With respect to each licensed target, following an option exercise until the applicable expiration or earlier termination of the AbbVie Agreement, we and our affiliates are not permitted to, and may not enable any third party to, (1) commercialize or manufacture commercial supply of any siRNA directed to such licensed target in any country or (2) research, develop or manufacture pre-clinical or clinical supply of any siRNA directed to such licensed target in the United States. In addition, following the effective option exercise and continuing during the period in which development activities are being performed by or on behalf of AbbVie for such licensed target, we and our affiliates also may not, and may not enable any third party to, research, develop or manufacture pre-clinical or clinical supply of any siRNA directed to such licensed target outside the United States. The foregoing exclusivity obligations are subject to certain change of control and acquisition-related exceptions.

Under the terms of the AbbVie Agreement, we received a $335.0 million upfront payment from AbbVie. We are eligible to receive option extension payments upon AbbVie’s selection of a development candidate for each collaboration target totaling up to $150.0 million in the aggregate and one-time payments upon each option exercise with respect to each licensed target totaling up to $235.0 million in the aggregate. In addition, we are eligible to receive development and commercial milestone payments up to $3.5 billion, sales milestone payments up to $3.95 billion for all licensed targets in the aggregate, and tiered royalty earnout payments on net sales of licensed products sold by AbbVie, its affiliates, and sublicensees at rates in the high single digits to mid-teens subject to reduction in specified circumstances. AbbVie’s royalty earnout payment obligation will commence, on a country-by-country and licensed product-by-licensed product basis, on the date of the first sale of such licensed product in such country that is counted among net sales, and shall expire on the last to occur of (a) expiration of the last eligible valid claim for such licensed product in such country and (b) (i) if such licensed product is approved under an NDA or its foreign equivalent, 10 years from first net sale or (ii) if such licensed product is approved under a BLA or its foreign equivalent, 12 years from first net sale, and (c) expiration of regulatory exclusivity in such country for such licensed product.

Unless earlier terminated, the term of the AbbVie Agreement will continue in force and effect until, (a) if AbbVie does not exercise any license option, the expiration or earlier termination of the last option period, or (b) if AbbVie does exercise any license option, the date of expiration of the last royalty term for the last licensed product. With respect to each collaboration target, if the license option expires or is not exercised by AbbVie in accordance with the terms of the AbbVie Agreement, the AbbVie Agreement will terminate with respect to such collaboration target on the expiration of the applicable option period.

The AbbVie Agreement may be terminated by either party upon 90 days’ notice for an uncured material breach by the other party, with the notice period tolled during dispute resolution procedures. Either party may also terminate the AbbVie Agreement immediately upon written notice to the other party for the other party’s insolvency. AbbVie may terminate the AbbVie Agreement for convenience, in its entirety or on a target-by-target or country-by-country basis, upon between 90 and 180 days’ notice, depending on whether an applicable option has been exercised or whether an applicable licensed product has launched. Additionally, AbbVie may terminate the AbbVie Agreement in its entirety immediately for material safety reasons or upon five business days’ notice for certain breaches of the AbbVie Agreement by us relating to specified compliance and debarment issues. In lieu of termination for our uncured material breach or for insolvency of the company, AbbVie may elect to continue the AbbVie Agreement with certain reduced payments to us, termination of AbbVie’s diligence obligations, and disbanding of the JGC. We may terminate the AbbVie Agreement with respect to a licensed target upon 60 days’ notice for an applicable patent challenge. In addition, we may terminate the AbbVie Agreement on a licensed target-by-licensed target basis upon 30 days’ notice for cessation of development and commercialization by AbbVie, with the notice period tolled during dispute resolution procedures. Upon termination under certain circumstances, AbbVie will grant to us royalty-bearing licenses under certain intellectual property controlled by AbbVie to exploit the terminated products in the terminated countries.

Government regulation

The FDA and other regulatory authorities at federal, state and local levels, as well as in foreign countries, extensively regulate, among other things, the research, development, clinical trials, testing, manufacture, quality control, import, export, safety, efficacy, labeling, packaging, storage, distribution, recordkeeping, approval, distribution, advertising, promotion, marketing, post-approval monitoring and post-approval reporting of drugs, such as those we are developing. We, along with our vendors, CROs, clinical investigators and CMOs, will be required to navigate the various preclinical, clinical, manufacturing and commercial approval requirements of the governing regulatory authorities of the countries in which we wish to conduct clinical trials or seek approval of our therapeutic candidates. The process of obtaining regulatory approvals of drugs and ensuring subsequent compliance with appropriate federal, state, local and foreign statutes and regulations requires the expenditure of substantial time and financial resources.

Overview of U.S. drug development process

In the United States, the FDA regulates drug products under the federal Food, Drug and Cosmetic Act (FDCA), and its implementing regulations. Drugs are also subject to other federal, state and local statutes and regulations. If we fail to comply with applicable FDA or other requirements at any time with respect to product development, clinical testing, approval or any other legal requirements relating to product manufacture, processing, handling, storage, quality control, safety, marketing, advertising, promotion, packaging, labeling, export, import, distribution, or sale, we may become subject to administrative or judicial sanctions or other legal consequences. These sanctions or consequences could include, among other things, the FDA’s refusal to approve pending applications, warning or untitled letters, product withdrawals or recalls, product seizures, relabeling or repackaging, total or partial suspensions of manufacturing or distribution, injunctions, fines, civil penalties or criminal prosecution.

Our therapeutic candidates must be approved by the FDA before they may be marketed in the United States. For drug therapeutic candidates regulated under the FDCA, FDA must approve an NDA. The process generally involves the following:

•

completion of extensive preclinical studies in accordance with applicable regulations, including studies conducted in accordance with GLP, requirements and applicable requirements for the use of laboratory animals or other applicable regulations;

•

completion of the manufacture, under cGMP, conditions, of the drug substance and drug product that the sponsor intends to use in human clinical trials along with required analytical and stability testing;

•	submission to the FDA of an IND, which must become effective before clinical trials may begin;

•	approval by an IRB, or independent ethics committee overseeing each clinical trial site before each clinical trial may be initiated;

•

performance of adequate and well-controlled clinical trials in accordance with applicable IND regulations, GCP, requirements and other clinical trial-related regulations to establish the safety and efficacy of the investigational product for each proposed indication;

•	preparation and submission to the FDA of an NDA;

•	payment of user fees for FDA review of the NDA;

•	a determination by the FDA within 60 days of its receipt of an NDA to file the application for review;

•

satisfactory completion of one or more FDA pre-approval inspections of the manufacturing facility or facilities where the drug will be produced to assess compliance with cGMP requirements to assure that the facilities, methods and controls are adequate to preserve the drug product’s identity, strength, quality and purity;

•	satisfactory completion of potential FDA audit of the preclinical study and clinical trial sites that generated the data in support of the NDA; and

•	FDA review and approval of the NDA, including, where applicable, consideration of the views of any FDA advisory committee, prior to any commercial marketing or sale of the drug in the United States.

Preclinical studies and clinical trials for drugs

Before testing any drug in humans, the product candidate must undergo rigorous preclinical testing. Preclinical studies include laboratory evaluations of product chemistry, formulation and stability, as well as in vitro and in vivo studies to assess safety and in some cases to establish the rationale for therapeutic use. The conduct of preclinical studies is subject to federal and state regulation and requirements, including GLP requirements for certain studies. The results of the preclinical studies, together with manufacturing information and analytical data, must be submitted to the FDA as part of an IND.

An IND is a request for allowance from the FDA to administer an investigational product to humans and must become effective before clinical trials may begin. The central focus of an IND submission is on the general investigational plan and the protocol(s) for clinical trials. The IND also includes the results of any animal and in vitro studies assessing the toxicology, pharmacokinetics, pharmacology, and pharmacodynamic characteristics of the product; chemistry, manufacturing, and controls information; and any available human data or literature to support the use of the investigational product. Some long-term preclinical testing may continue after the IND is submitted. The IND automatically becomes effective 30 days after receipt by the FDA, unless the FDA, within the 30-day time period, raises concerns or questions about the conduct of the clinical trial, including concerns that human research subjects will be exposed to unreasonable health risks, and imposes a full or partial clinical hold. FDA must notify the sponsor of the grounds for the hold and any identified deficiencies must be resolved before the clinical trial can begin. Submission of an IND may therefore result in the FDA not allowing clinical trials to commence or not allowing clinical trials to commence on the terms originally specified in the IND. A clinical hold can also be imposed once a trial has already begun, thereby halting or limiting the trial until the deficiencies articulated by FDA are corrected.

The clinical stage of development generally involves the administration of the product candidate to healthy volunteers or patients under the supervision of independent qualified investigators in accordance with GCP requirements, which include among other things, the requirements that all research subjects provide their informed consent for their participation in any clinical trial. Clinical trials are conducted under protocols detailing, among other things, the objectives of the clinical trial, dosing procedures, subject selection and exclusion criteria and the parameters and criteria to be used in monitoring safety and evaluating effectiveness. Each protocol, and any subsequent amendments to the protocol, must be submitted to the FDA as part of the IND. While the IND is active, progress reports detailing the results of the clinical trials, among other information, must be submitted at least annually to the FDA, and written IND safety reports must be submitted to the FDA fifteen days after the trial sponsor determines the information qualifies for reporting for serious and unexpected suspected adverse events, findings from other studies including any animal or in vitro testing that suggest a significant risk for human volunteers and any clinically important increase in the rate of a serious suspected adverse reaction over that listed in the protocol or investigator brochure. The sponsor must also notify the FDA of any unexpected fatal or life-threatening suspected adverse reaction as soon as possible but in no case later than seven calendar days after the sponsor’s initial receipt of the information.

Furthermore, each clinical trial must be reviewed and approved by an IRB for each institution at which the clinical trial will be conducted to ensure that the risks to individuals participating in the clinical trials are minimized and are reasonable compared to the anticipated benefits. The IRB also approves the informed consent form that must be provided to each clinical trial subject or his or her legal representative and must monitor the clinical trial until completed. The FDA, the IRB, or the sponsor may suspend or discontinue a clinical trial at any time on various grounds, including a finding that the subjects are being exposed to an unacceptable health risk. There also are requirements governing the reporting of ongoing clinical trials and completed clinical trials to public registries. Information about clinical trials, including results for clinical trials other than certain Phase 1 investigations, must be submitted within specific time frames for publication on www.ClinicalTrials.gov, a clinical trials database maintained by the National Institutes of Health.

Additionally, some clinical trials are overseen by an independent group of qualified experts organized by the trial sponsor, known as a data safety monitoring board or committee. This group provides recommendations to the sponsor for whether or not a clinical trial may move forward at designated check points based on access that only the group maintains to available data from the trial and may recommend halting the clinical trial if it determines that the participants or patients are being exposed to an unacceptable health risk or other grounds, such as no demonstration of efficacy.

A sponsor who wishes to conduct a clinical trial outside of the United States may, but need not, obtain FDA authorization to conduct the clinical trial under an IND. If a foreign clinical trial is not conducted under an IND, FDA will nevertheless accept the results of the study in support of an NDA if the study was conducted in accordance with GCP requirements and if the FDA is able to validate the data through an onsite inspection if such inspection is deemed necessary.

Clinical trials to evaluate therapeutic indications to support NDAs for marketing approval are typically conducted in three sequential phases, which may overlap:

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Phase 1—Phase 1 clinical trials involve initial introduction of the investigational product in a limited population of healthy human volunteers or patients with the target disease or condition. These studies are typically designed to test the safety, dosage tolerance, absorption, distribution, metabolism and excretion of the investigational product in humans, the side effects associated with increasing doses, and, if possible, to gain early evidence of effectiveness.

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Phase 2—Phase 2 clinical trials typically involve administration of the investigational product to a limited patient population with a specified disease or condition to evaluate the drug’s potential efficacy, to determine the optimal dosages and dosing schedule and to identify possible adverse side effects and safety risks.

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Phase 3—Phase 3 clinical trials typically involve administration of the investigational product to an expanded patient population to further evaluate dosage, to provide substantial evidence of clinical efficacy and to further test for safety, generally at multiple geographically dispersed clinical trial sites. These clinical trials are intended to establish the overall risk/benefit ratio of the investigational product and to provide an adequate basis for physician labeling.

Certain post-approval trials, sometimes referred to as Phase 4 clinical trials, may be conducted after initial marketing approval. These trials are used to gain additional information from the treatment of patients in the intended therapeutic indication and are commonly approved to generate additional safety data regarding use of the product in a clinical setting. In certain instances, the FDA may mandate the performance of Phase 4 clinical trials as a condition of NDA approval.

Concurrent with clinical trials, companies may complete additional animal studies and must also develop additional information about the chemistry and physical characteristics of the product candidate and finalize a process for manufacturing the drug product in commercial quantities in accordance with cGMP requirements. The manufacturing process must be capable of consistently producing quality batches of the product candidate and manufacturers must develop, among other things, methods for testing the identity, strength, quality and purity of the final drug product. Additionally, appropriate packaging must be selected and tested, and stability studies must be conducted to demonstrate that the product candidate does not undergo unacceptable deterioration over its shelf life.

U.S. review and approval process for drugs

Assuming successful completion of the required clinical testing, the results of the preclinical studies and clinical trials, together with detailed information relating to the product’s chemistry, manufacture, controls and proposed labeling, among other things, are submitted to the FDA as part of an NDA requesting approval to market the product for one or more indications. The marketing application is required to include both negative and ambiguous results of preclinical studies and clinical trials, as well as positive findings. Data may come from company-sponsored clinical trials intended to test the safety and efficacy of a product’s use or from a number of alternative sources, including studies initiated by investigators. To support marketing approval, the data submitted must be sufficient in quality and quantity to establish the safety and efficacy of the investigational drug, to the satisfaction of the FDA. FDA must approve an NDA before a drug may be marketed in the United States.

The FDA reviews all submitted NDAs to ensure they are sufficiently complete to permit substantive review before it accepts them for filing and may request additional information rather than accepting the NDA for filing. The FDA must make a decision on accepting an NDA for filing within 60 days of receipt, and such decision could include a refusal to file by the FDA. Once the submission is accepted for filing, the FDA begins an in-depth substantive review of the NDA. The FDA reviews an NDA to determine, among other things, whether the product is safe and effective for the indications sought and whether the facility in which it is manufactured, processed, packaged or held meets standards, including cGMP requirements, designed to assure and preserve the product’s continued identity, strength, quality and purity. Under the goals agreed to by the FDA under the Prescription Drug User Fee Act (PDUFA), the FDA targets ten months, from the filing date, in which to complete its initial review of an NDA for a new molecular entity and respond to the applicant, and six months from the filing date of such an NDA for priority review. The FDA does not always meet its PDUFA goal dates for standard or priority NDAs, and the review process may be extended for a three-month period for the FDA to respond to new information deemed a “major amendment” to the application.

Further, under PDUFA, as amended, each NDA must be accompanied by a substantial user fee. The FDA adjusts the PDUFA user fees on an annual basis. Fee waivers or reductions are available in certain circumstances, including a waiver of the application fee for the first application filed by a small business. Additionally, no user fees are assessed on NDAs for products designated as orphan drugs, unless the NDA also requests a non-orphan indication.

The FDA also may require submission of a Risk Evaluation and Mitigation Strategy (REMS) if it believes that a REMS is necessary to ensure that the benefits of the drug outweigh its risks. A REMS can include use of risk evaluation and mitigation strategies like medication guides, physician communication plans, assessment plans, and/or elements to assure safe use, such as restricted distribution methods, patient registries, special monitoring or other risk-minimization tools.

The FDA may refer an application to an advisory committee if, for example, the drug is novel or presents significant safety / efficacy questions. An advisory committee is a panel of independent experts, including clinicians and other scientific experts, who reviews, evaluates and provides a recommendation as to whether the application should be approved and under what conditions. The FDA is not bound by the recommendations of an advisory committee, but it considers such recommendations carefully when making decisions.

Before approving an NDA, the FDA typically will inspect the facility or facilities where the product is manufactured. The FDA will not approve an application unless it determines that the manufacturing processes and facilities are in compliance with cGMP requirements and are adequate to assure consistent production of the product within required specifications. Additionally, before approving an NDA, the FDA may inspect one or more clinical trial sites to assure compliance with GCP and other requirements and the integrity of the clinical data submitted to the FDA.

After evaluating the NDA and all related information, including the advisory committee recommendation, if any, and any inspection reports regarding the manufacturing facilities and clinical trial sites, the FDA may issue an approval letter or a Complete Response Letter. An approval letter authorizes commercial marketing of the product with specific prescribing information for specific indications. A Complete Response Letter indicates that the review cycle of the application is complete and the application cannot be approved in its present form. A Complete Response Letter generally contains a statement of specific deficiencies that must be addressed in order to secure approval of a resubmitted NDA. In issuing the Complete Response Letter, the FDA may require additional clinical or preclinical testing or recommend other actions, such as manufacturing or process changes, that the applicant might take in order for the FDA to reconsider the application. Even with submission of this additional information, the FDA ultimately may decide that the application does not satisfy the regulatory criteria for approval.

Even if the FDA approves a product, depending on the specific risk(s) to be addressed it may limit the approved indications for use of the product, require that contraindications, warnings or precautions be included in the product labeling, require that post-approval studies be conducted to further assess a product’s safety after approval, require testing and surveillance programs to monitor the product after commercialization, or impose other conditions, including distribution and use restrictions or other risk management mechanisms under a REMS, which can materially affect the potential market and profitability of the product. The FDA may prevent or limit further marketing of a product based on the results of post-marketing studies or surveillance programs. After approval, some types of changes to the approved product, such as adding new indications, manufacturing changes, and additional labeling claims, are subject to further testing requirements and FDA review and approval.

Orphan drug designation and exclusivity

Under the Orphan Drug Act, the FDA may grant orphan drug designation to a drug intended to treat a rare disease or condition, which is a disease or condition with either a patient population of fewer than 200,000 individuals in the United States, or a patient population of 200,000 or more individuals in the United States when there is no reasonable expectation that the cost of developing and making the product available in the United States for the disease or condition will be recovered from sales of the product. Orphan drug designation must be requested before submitting an NDA. After the FDA grants orphan drug designation, the generic identity of the therapeutic agent and its potential orphan use are disclosed publicly by the FDA. Orphan drug designation does not convey any advantage in or shorten the duration of the regulatory review and approval process, though companies developing orphan products are eligible for certain incentives, including tax credits for qualified clinical testing and user-fee waivers.

If a product that has orphan designation subsequently receives the first FDA approval for the disease or condition for which it has such designation, the product is entitled to a seven-year period of marketing exclusivity during which the FDA may not approve any other applications to market the same drug, as determined by the FDA, for the same approved indication or use within the relevant orphan disease or condition, except in limited circumstances, such as a subsequent product’s showing of clinical superiority over the product with orphan exclusivity within the relevant indication or use or where the original applicant cannot produce sufficient quantities of product to meet the needs relating to the approved indication or use for patients with the relevant disease or condition. Competitors, however, may receive approval of different drugs for the same indications or uses for which the orphan product has exclusivity or obtain approval for the same drug for a different indication or use than that for which the orphan product has exclusivity. Further, orphan drug exclusive marketing rights in the United States may be lost if the FDA later determines that the request for designation was materially defective or the manufacturer of the approved product is unable to assure sufficient quantities of the product to meet the needs relating to the approved indication or use of patients with the rare disease or condition.

Expedited review and approval programs

The FDA maintains several programs intended to facilitate and expedite development and review of drugs designed to address unmet medical needs in the treatment of serious or life-threatening diseases or conditions. These programs include Fast Track designation, Breakthrough Therapy designation, Priority Review and Accelerated Approval, and the purpose of these programs is to expedite the development or review of such investigational drugs.

An investigational drug is eligible for Fast Track designation if it is intended to treat a serious or life-threatening disease or condition and demonstrates the potential to address unmet medical needs for such disease or condition. Fast track designation applies to the combination of the product candidate and the specific indication for which it is being studied. Fast Track designation provides increased opportunities for sponsor interactions with the FDA during preclinical and clinical development, in addition to the potential for rolling review once a marketing application is filed. Rolling review means that the FDA may review portions of the NDA before the complete application is submitted, if the sponsor provides a schedule for the submission of the sections of the

NDA, the FDA agrees to accept sections of the NDA and determines that the schedule is acceptable, and the sponsor pays any required user fees upon submission of the first section of the NDA.

In addition, an investigational drug may be eligible for Breakthrough Therapy designation if it is intended to treat a serious or life-threatening disease or condition and preliminary clinical evidence indicates that the drug, alone or in combination with one or more other drugs or biologics, may demonstrate substantial improvement over existing therapies on one or more clinically significant endpoints, such as substantial treatment effects observed early in clinical development. Breakthrough Therapy designation provides all the features of Fast Track designation in addition to intensive guidance on an efficient product development program beginning as early as Phase 1, and FDA organizational commitment to expedited development, including involvement of senior managers and experienced review staff in a cross-disciplinary review, where appropriate.

Any product candidate submitted to the FDA for approval, including a product candidate with Fast Track or Breakthrough Therapy designation, may also be eligible for additional FDA programs intended to expedite the review and approval process, including Priority Review designation. An NDA is eligible for Priority Review if the product that is the subject of the NDA has the potential to provide a significant improvement in safety or effectiveness in the treatment, diagnosis or prevention of a serious disease or condition. Under priority review, the FDA’s goal date to take action on the marketing application is six months compared to ten months for a standard review.

Depending on the design of the applicable clinical studies, a product candidate is eligible for Accelerated Approval if it can be shown to have an effect on a surrogate endpoint that is reasonably likely to predict clinical benefit, or an effect on a clinical endpoint that can be measured earlier than an effect on irreversible morbidity or mortality, which is reasonably likely to predict an effect on irreversible morbidity or mortality or other clinical benefit, taking into account the severity, rarity, or prevalence of the condition and the availability or lack of alternative treatments. Accelerated Approval is usually contingent on a sponsor’s agreement to conduct, in a diligent manner, adequate and well-controlled additional studies to verify and describe the product’s clinical benefit, the FDA may require, as appropriate, that such trials be underway prior to approval or within a specific time period after the date of approval for a product granted Accelerated Approval. Further, the FDA has authority to withdraw approval of a product or an indication approved under the Accelerated Approval pathway on an expedited basis if, for example, the confirmatory trial fails to verify the predicted clinical benefit of the product or the sponsor fails to conduct such confirmatory trials in a timely manner. In addition, for products being considered for Accelerated Approval, the FDA generally requires, unless otherwise informed by the FDA, that all advertising and promotional materials intended for dissemination or publication within 120 days of marketing approval be submitted to the FDA for review during the pre-approval review period. After the 120-day period has passed, all advertising and promotional materials must be submitted at least 30 days prior to the intended time of initial dissemination or publication.

Even if a product qualifies for one or more of these programs, the FDA may later decide that the product no longer meets the conditions for qualification or that, if applicable, the time period for FDA review or approval may not be shortened. Furthermore, Fast Track designation, Breakthrough Therapy designation, Priority Review and Accelerated Approval do not change the scientific or medical standards for approval or the quality of evidence necessary to support approval, though they may expedite the development or review process.

Pediatric information and pediatric exclusivity

The Pediatric Research Equity Act (PREA), requires a sponsor to conduct pediatric clinical trials for most drugs, for a new active ingredient, new indication, new dosage form, new dosing regimen or new route of administration. Under PREA, as amended, certain NDAs and NDA supplements must contain data that can be used to assess the safety and efficacy of the drug for the claimed indications in all relevant pediatric subpopulations and to support dosing and administration for each pediatric subpopulation for which the product is safe and effective. The FDA may grant deferrals for submission of pediatric data or full or partial waivers. The FDCA requires that a sponsor who is planning to submit a marketing application for a drug that includes a new active ingredient, new indication, new dosage form, new dosing regimen or new route of administration submit an initial Pediatric Study Plan (PSP), within 60 days of an end-of-Phase 2 meeting or, if there is no such meeting, as early as practicable before the initiation of the Phase 3 or similar adequate and well-controlled study. The initial PSP must include an outline of the pediatric study or studies that the sponsor plans to conduct, including study objectives and design, age groups, relevant endpoints and statistical approach, or a justification for not including such detailed information, and any deferral or waiver requests. The FDA and the sponsor must reach an agreement on the PSP. A sponsor can submit amendments to an agreed-upon initial PSP at any time if changes to the pediatric plan need to be considered based on data collected from preclinical studies, early phase clinical trials and/or other clinical development programs.

The FDA may, on its own initiative or at the request of the applicant, grant deferrals for submission of some or all pediatric data until after approval of the product for use in adults, or full or partial waivers from the pediatric data requirements. Unless otherwise required by regulation, the pediatric data requirements do not apply to products with orphan designation.

A drug can also obtain pediatric market exclusivity in the United States. Pediatric exclusivity, if granted, adds six months to existing marketing exclusivity periods and certain patent terms. This six-month exclusivity, which runs from the end of other exclusivity protections or patent terms, may be granted based on the voluntary completion of a pediatric study in accordance with an FDA-issued “Written Request” for such a study.

U.S. post-approval requirements for drugs

Drugs manufactured or distributed pursuant to FDA approvals are subject to continuing regulation by the FDA, including, among other things, requirements relating to recordkeeping, periodic reporting, product sampling and distribution, reporting of adverse experiences with the product, complying with promotion and advertising requirements, which include restrictions on promoting products for unapproved uses or patient populations (known as off-label use) and limitations on industry-sponsored scientific and educational activities.

Although physicians may prescribe approved products for off-label uses, manufacturers may not market or promote such uses. The FDA and other agencies actively enforce the laws and regulations prohibiting the promotion of off-label uses, including not only by the drug sponsor’s employees but also by agents of the sponsor or those speaking on the sponsor’s behalf, and a sponsor that is found to have improperly promoted off-label uses may be subject to significant liability, including investigation by federal and state authorities. Failure to comply with these requirements can result in, among other things, adverse publicity, warning letters, corrective advertising and potential civil and criminal penalties. Promotional materials for approved drugs must be submitted to the FDA in conjunction with their initial dissemination of labeling or first publication of an advertisement. Further, if there are any modifications to the drug, including changes in indications, labeling or manufacturing processes or facilities, the NDA sponsor may be required to submit and obtain FDA approval of a new NDA or NDA supplement, which may require the development of additional data or conduct of new preclinical studies and clinical trials.

The FDA may impose a number of post-approval requirements as a condition of approval of an NDA. For example, the FDA may require post-market testing, including Phase 4 clinical trials, and surveillance to further assess and monitor the product’s safety and effectiveness after commercialization. In addition, manufacturers and their subcontractors involved in the manufacture and distribution of approved drugs and those supplying products, ingredients and components of them, are required to register their establishments with the FDA and certain state agencies and are subject to periodic unannounced inspections by the FDA and certain state agencies for compliance with ongoing regulatory requirements, including cGMPs, which impose certain procedural and documentation requirements on sponsors and their CMOs. Changes to the manufacturing process are strictly regulated, and, depending on the significance of the change, may require prior FDA approval before being implemented. FDA regulations also require investigation and correction of any deviations from cGMP and impose reporting requirements upon us and any third-party manufacturers that a sponsor may use. Additionally, manufacturers and other parties involved in the drug supply chain for prescription drugs must also comply with product tracking and tracing requirements and for notifying FDA of counterfeit, diverted, stolen and intentionally adulterated products or products that are otherwise unfit for distribution in the United States. Accordingly, manufacturers must continue to expend time money and effort in the area of production and quality control to maintain compliance with cGMP and other aspects of regulatory compliance. There is also a continuing, annual program user fee for any marketed product.

The FDA may withdraw approval of a product if compliance with regulatory requirements and standards is not maintained or if problems occur after the product reaches the market. Later discovery of previously unknown problems with a product, including adverse events of unanticipated severity or frequency, or with manufacturing processes, or failure to comply with regulatory requirements, may result in revisions to the approved labeling to add new safety information, requirements for post-market studies or clinical trials to assess new safety risks, or imposition of distribution or other restrictions under a REMS. Other potential consequences include, among other things:

•	restrictions on the marketing or manufacturing of the product, complete withdrawal of the product from the market or product recalls;

•	the issuance of safety alerts, Dear Healthcare Provider letters, press releases or other communications containing warnings or other safety information about the product;

•	fines, warning letters or holds on post-approval clinical trials;

•	refusal of the FDA to approve applications or supplements to approved applications, or suspension or revocation of product approvals;

•	product seizure or detention, or refusal to permit the import or export of products;

•	injunctions or the imposition of civil or criminal penalties;

•	consent decrees, corporate integrity agreements, debarment or exclusion from federal healthcare programs; and

•	mandated modification of promotional materials and labeling and issuance of corrective information.

U.S. patent term restoration, extension and Hatch-Waxman exclusivity

Depending upon the timing, duration and specifics of FDA approval of our future therapeutic candidates, some of our United States patents may be eligible for limited patent term extension under the Drug Price Competition and Patent Term Restoration Act of 1984, commonly referred to as the Hatch-Waxman Amendments. The Hatch-Waxman Amendments permit restoration of the patent term of up to five years as compensation for the patent term lost during the FDA regulatory review process. Patent term restoration, however, cannot extend the remaining term of a patent beyond a total of 14 years from the product’s approval date and only those claims covering such approved drug product, a method for using it or a method for manufacturing it may be extended. The patent term restoration period is generally one-half the time between the effective date of an IND and the submission date of an NDA plus the time between the submission date of an NDA and the approval of that application, except that the review period is reduced by any time during which the applicant failed to exercise due diligence. Only one patent applicable to an approved drug is eligible for the extension and the application for the extension must be submitted prior to the expiration of the patent. The USPTO, in consultation with the FDA, reviews and approves the application for any patent term extension or restoration. In the future, we may apply for restoration of a patent term for our currently owned or licensed patents to add patent life beyond a patent’s current expiration date, depending on the expected length of the clinical trials and other factors involved in the filing of the relevant NDA.

Non-patent regulatory exclusivity provisions set forth in the FDCA also can delay the submission or the approval of certain drug product applications. The FDCA provides a five-year period of non-patent data exclusivity to the first applicant to gain approval of an NDA for a new chemical entity. A drug is a new chemical entity if the FDA has not previously approved any other new drug containing the same active moiety, which is the molecule or ion responsible for the action of the drug substance. During the exclusivity period, the FDA may not accept for review an Abbreviated New Drug Application (ANDA), or a 505(b)(2) NDA submitted by another sponsor for the same drug. However, an application may be submitted after four years if it contains a certification of patent invalidity or non-infringement. The FDCA also provides three years of non-patent exclusivity for an NDA, 505(b)(2) NDA or supplement to an existing NDA if new clinical investigations, other than bioavailability studies, that were conducted or sponsored by the applicant are deemed by the FDA to be essential to the approval of the application, for example, new indications, dosages or strengths of an existing drug. This three-year exclusivity covers only the conditions of use associated with the new clinical investigations and does not prohibit the FDA from approving ANDAs for drugs containing the original active agent and conditions of use. Five-year and three-year exclusivity will not delay the submission or approval of a full NDA. However, an applicant submitting a full NDA would be required to conduct or obtain a right of reference to all of the preclinical studies and adequate and well-controlled clinical trials necessary to demonstrate safety and effectiveness.

Other U.S. healthcare laws and compliance requirements

Health care providers, physicians and third-party payors in the United States and elsewhere will play a primary role in the recommendation and prescription of any of our drug candidates for which marketing approval is obtained. Our arrangements with third-party payors, health care professionals, patients, and other customers will expose us to broadly applicable fraud and abuse and other health care laws and regulations, including, without limitation, the federal Anti-Kickback Statute and the federal civil False Claims Act, that may constrain the business or financial arrangements and relationships through which we sell, market and distribute any drug candidates for which marketing approval is obtained. In addition, we may be subject to transparency laws and patient privacy regulation by the federal government and by the U.S. states and foreign jurisdictions in which we conduct business. The applicable federal, state and foreign health care laws and regulations that may affect our ability to operate include the following:

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the federal Anti-Kickback Statute, which prohibits, among other things, persons and entities from knowingly and willfully soliciting, offering, receiving or providing remuneration, directly or indirectly, in cash or in kind, to induce or reward, or in return for, either the referral of an individual for, or the purchase, order or recommendation of, any good or service, for which payment may be made under federal and state health care programs such as Medicare and Medicaid. Further, courts have interpreted the statute’s intent requirement to mean that an arrangement may violate the Anti-Kickback Statute if even one purpose of remuneration is to induce rewards or referrals of items or services reimbursed by federal health care programs, regardless of whether other legitimate purposes exist. In addition, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation. There are a number of statutory exceptions and regulatory safe harbors that may protect certain business arrangements from prosecution if strictly complied with, however, those exceptions and safe harbors are drawn narrowly. There are also no available exceptions or safe harbors for many common business activities. A claim that includes items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the federal civil False Claims Act;

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the federal civil False Claims Act (that can be brought by whistleblower or qui tam actions), prohibits, among other things, individuals or entities from knowingly presenting, or causing to be presented a false or fraudulent claims for payment of government funds or knowingly presenting or causing to be presented a false record or statement material to an obligation to pay money to the government or knowingly and improperly avoiding, decreasing, or concealing an obligation to pay money to the federal government. False Claims Act liability is significant in the healthcare industry because the statute provides for treble damages and significant mandatory penalties per false claim or statement for violations. Because of the potential for large monetary exposure, healthcare and pharmaceutical companies often resolve allegations for significant and material amounts to avoid the uncertainty of treble damages and per claim penalties that may be awarded in litigation proceedings. As part of these resolutions, Companies may enter into corporate integrity agreements with the government, which may impose substantial costs on companies to ensure compliance;

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the federal Health Insurance Portability and Accountability Act of 1996 (HIPAA), which imposes criminal and civil liability for, among other things, knowingly and willfully executing or attempting to execute a scheme to defraud any healthcare benefit program, or knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false statement, in connection with the delivery of, or payment for healthcare benefits, items or services by a healthcare benefit program, which includes both government and privately funded benefits programs. Similar to the federal Anti-Kickback Statute, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it to have committed a violation;

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the federal Civil Monetary Penalties Law, which prohibits, among other things, the submission of false or fraudulent claims, the employment or contracting of an excluded individual or entity, and offering or transferring remuneration to a federal healthcare beneficiary that a person knows or should know is likely to influence the beneficiary’s selection of a particular provider, practitioner, or supplier of reimbursable items or services.

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HIPAA and its respective implementing regulations, which impose obligations on covered health care providers, health plans, and health care clearinghouses, as well as their business associates that create, receive, maintain or transmit individually identifiable health information for or on behalf of a covered entity and their subcontractors that use, disclose, access, or otherwise process protected health information, with respect to safeguarding the privacy, security and transmission of individually identifiable health information;

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the federal Open Payments program, created under Section 6002 of the ACA (commonly known as the Physician Payments Sunshine Act) and its implementing regulations, requires certain manufacturers of drugs, devices, biologics or medical supplies for which payment is available under Medicare, Medicaid or the Children’s Health Insurance Program, with specific exceptions, to report annually to the Centers for Medicare & Medicaid Services (CMS), information related to “payments or other transfers of value” made to physicians, which is defined to include doctors, dentists, optometrists, podiatrists and chiropractors, other health care professionals (such as physician assistants and nurse practitioners), and teaching hospitals, and for applicable manufacturers to report annually to CMS information regarding ownership and investment interests held by such physicians and their immediate family members; and

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analogous state and foreign laws and regulations, such as state anti-kickback and false claims laws, may apply to sales or marketing arrangements and claims involving health care items or services reimbursed by non-governmental third-party payors, including private insurers; some state and local laws require identification or licensing of pharmaceutical sales representatives in the jurisdiction; state and foreign laws that require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government or otherwise restrict payments that may be made to health care providers; state, local and foreign laws that require drug manufacturers to report information related to payments and other transfers of value to physicians and other health care providers or marketing expenditures; state laws that require drug manufacturers to report pricing information regarding certain drugs; and state and foreign laws governing the privacy and security of health information in certain circumstances, many of which differ from each other in significant ways and often are not preempted by HIPAA, thus complicating compliance efforts.

Failure to comply with these laws, where applicable, can result in significant penalties, including the imposition of significant civil, criminal and administrative penalties, damages, monetary fines, disgorgement, imprisonment, possible exclusion from participation in Medicare, Medicaid and other federal and equivalent foreign healthcare programs, and additional reporting requirements and regulatory oversight, any of which could adversely affect our ability to operate our business and our results of operations.

Coverage, pricing and reimbursement

Significant uncertainty exists as to the coverage and reimbursement status of any therapeutic candidates for which we obtain regulatory approval. In the United States and certain markets in other countries, sales of any products for which we receive regulatory approval for commercial sale will depend, in part, on the extent to which third-party payors provide coverage, and establish adequate reimbursement levels for such products. No uniform policy for coverage and reimbursement exists in the United States, and coverage and reimbursement can differ significantly from payor to payor. As a result, the coverage determination process is often time-consuming and costly.

In the United States, third-party payors include federal and state healthcare programs, private managed care providers, health insurers and other organizations. The process for determining whether a third-party payor will provide coverage for a product may be separate from the process for setting the price of a product or from establishing the reimbursement rate that such a payor will pay for the product. Third-party payors may limit coverage to specific products on an approved list, also known as a formulary, which might not include all of the FDA-approved products for a particular indication. Third-party payors are increasingly challenging the price, examining the medical necessity and reviewing the cost-effectiveness of medical products, therapies and services, in addition to questioning their safety and efficacy. We may need to conduct expensive pharmaco- economic studies in order to demonstrate the medical necessity and cost-effectiveness of our products, in addition to the costs required to obtain the FDA approvals. Our therapeutic candidates may not be considered medically necessary or cost-effective. A payor’s decision to provide coverage for a product does not imply that an adequate reimbursement rate will be approved. Further, one payor’s determination to provide coverage for a product does not assure that other payors will also provide coverage for the product. Adequate third-party reimbursement may not be available to enable us to maintain price levels sufficient to realize an appropriate return on our investment in product development.

The marketability of any therapeutic candidates for which we receive regulatory approval for commercial sale may suffer if the government and third-party payors fail to provide adequate coverage and reimbursement. In addition, emphasis on managed care in the United States has increased and may continue to increase the pressure on healthcare pricing. For example, the U.S. Department of Health and Human Services (HHS) imposes rebates on many Medicare Part B and Medicare Part D products to penalize price increases that outpace inflation. In addition, HHS has been empowered to negotiate the price of certain NDA-approved drugs that have been on the market for at least seven (7) years without being the listed product for a generic, or certain BLA-licensed biological products on the market for at least eleven (11) years without being the reference biological product for a biosimilar, covered under Medicare as part of the Medicare Drug Price Negotiation Program. Each year twenty (20) products will be selected by HHS for the Medicare Drug Price Negotiation

Program. Products subject to the Medicare Drug Price Negotiation Program are expected to experience a significant reduction in reimbursement from the Medicare program on a per unit basis. Coverage policies and third-party reimbursement rates may change at any time. Even if favorable coverage and reimbursement status is attained for one or more products for which we receive regulatory approval, less favorable coverage policies and reimbursement rates may be implemented in the future.

Healthcare reform

In the United States, and some foreign jurisdictions, there have been a number of legislative and regulatory changes and proposed changes regarding the health care system that could prevent or delay marketing approval of our drug candidates, restrict or regulate post-approval activities and affect our ability to profitably sell any of our drug candidates for which we obtain marketing approval, and consequently affect our ability to earn revenue.

Among policy makers and payors in the United States and elsewhere, there is significant interest in promoting changes in health care systems with the stated goals of containing health care costs, improving quality and/or expanding access. In the United States, the pharmaceutical industry has been a particular focus of these efforts and has been significantly affected by major legislative initiatives. The Patient Protection and Affordable Care Act (ACA), which was signed into law in 2010, is a sweeping law intended to broaden access to health insurance, reduce or constrain the growth of health care spending, enhance remedies against fraud and abuse, add new transparency requirements for the health care and health insurance industries, impose new taxes and fees on the health industry and impose additional health policy reforms.

There have been executive branch, judicial and Congressional challenges and amendments to certain aspects of the ACA. For example, on July 4, 2025, the One Big Beautiful Bill Act (OBBBA), was signed into law, which narrowed access to ACA marketplace exchange enrollment and declined to extend the ACA enhanced advanced premium tax credits that expired at the end of 2025, which, among other provisions in the law, are anticipated to reduce the number of Americans with health insurance. The OBBBA also is expected to reduce Medicaid spending and enrollment by implementing work requirements for some beneficiaries, capping state-directed payments, reducing federal funding, and limiting provider taxes used to fund the program. Congress is considering proposed legislation intended to further reduce healthcare costs with alternatives to replace the expired ACA subsidies. It is possible that the ACA will be subject to additional challenges in the future. It is unclear how such challenges and any additional health care reform measures of the Trump administration will impact the ACA.

In addition, other legislative changes have been proposed and adopted since the ACA was enacted. These changes included aggregate reductions to Medicare payments to providers that became effective on April 1, 2013, and, due to subsequent legislative amendments to the statute, will stay in effect through 2032 unless additional Congressional action is taken. Any similar new laws may result in additional reductions in Medicare and other health care funding.

The current administration is pursuing policies to reduce regulations and expenditures across government agencies including at HHS, the FDA, CMS and related agencies. These actions, presently directed by executive orders or memoranda from the Office of Management and Budget, may propose policy changes that create additional uncertainty for our business. For example, the current administration has announced agreements with pharmaceutical companies that require the drug manufacturers to offer, through a direct-to-consumer platform (TrumpRx), U.S. patients and Medicaid programs prescription drug Most-Favored Nation pricing equal to or lower than those paid in other developed nations, with additional mandates for direct-to-patient discounts and repatriation of foreign revenues. Other recent actions, for example, include (1) directing agencies to reduce agency workforce and cut programs; (2) directing HHS and other agencies to lower prescription drug costs through a variety of initiatives; (3) imposing tariffs on certain imported pharmaceutical products; and (4) as part of the Make America Healthy Again Commission’s Strategy Report released in September 2025, working across government agencies to increase enforcement on direct-to-consumer pharmaceutical advertising. Additionally, the current administration recently called on Congress to enact “The Great Healthcare Plan,” to codify and expand Most-Favored Nation pricing, lower government subsidies to private insurance companies, increase healthcare price transparency, expand pharmaceutical drugs available for over-the-counter purchase, and enact restrictions on pharmacy benefit manager payment methodologies, among other things. These actions and policies may significantly reduce U.S. drug prices, potentially impacting manufacturers’ global pricing strategies and profitability, while increasing their operational costs and compliance risks. In June 2024, in Loper Bright Enterprises v. Raimondo, the U.S. Supreme Court greatly reduced judicial deference to regulatory agencies, which could increase successful legal challenges to federal regulations affecting our operations. Congress may introduce and ultimately pass health care related legislation that could impact the drug approval process and make changes to the Medicare Drug Price Negotiation Program.

At the state level, legislatures have become increasingly active in passing legislation and implementing regulations designed to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain drug access and marketing cost disclosure and other transparency measures. Some states have enacted legislation creating so-called prescription drug affordability boards, which ultimately may attempt to impose price limits on certain drugs in these states. In addition, certain states have passed laws designed to encourage importation from other countries and bulk purchasing. Any such approved importation plans, if implemented, may result in lower drug prices for products covered by those programs. In addition, increased scrutiny by the U.S. Congress of the FDA’s approval process may significantly delay or prevent marketing approval, as well as require more stringent drug labeling and post-marketing testing and other requirements. Additional health reform measures may be implemented in the future.

The Foreign Corrupt Practices Act

The Foreign Corrupt Practices Act (FCPA) prohibits any U.S. individual or business and its directors, officers, employees, representatives, and agents from paying, offering, or authorizing payment or offering of anything of value, directly or indirectly, to any foreign official, political party or candidate for the purpose of influencing any act or decision of the foreign entity in order to assist the individual or business in obtaining or retaining business. The FCPA also obligates companies whose securities are listed in the United States to comply with accounting provisions requiring the company to maintain books and records that accurately and fairly reflect all transactions of the corporation, including international subsidiaries, and to devise and maintain an adequate system of internal accounting controls for international operations.

Additional regulation

In addition to the foregoing, state and federal laws regarding environmental protection and hazardous substances, including the Occupational Safety and Health Act, the Resource Conservation and Recovery Act and the Toxic Substances Control Act, affect our business. These and other laws govern our use, handling and disposal of various biological, chemical and radioactive substances used in, and wastes generated by, our operations. If our operations result in contamination of the environment or expose individuals to hazardous substances, we could be liable for damages and governmental fines. We believe that we are in material compliance with applicable environmental laws and that continued compliance therewith will not have a material adverse effect on our business. We cannot predict, however, how changes in these laws may affect our future operations.

Rest of world government regulation

In addition to regulations in the United States, we will be subject to a variety of regulations in other jurisdictions governing, among other things, clinical trials and any commercial sales and distribution of our products.

Whether or not we obtain FDA approval of a product, we must obtain the requisite approvals from regulatory authorities in foreign countries prior to the commencement of clinical trials or marketing of the product in those countries. Certain countries outside of the United States have a similar process that requires the submission of a clinical trial application much like the IND prior to the commencement of human clinical trials.

For other countries such as those in Eastern Europe, Latin America or Asia, the requirements governing the conduct of clinical trials, product licensing, pricing and reimbursement vary from country to country.

If we or our potential collaborators fail to comply with applicable foreign regulatory requirements, we may be subject to, among other things, fines, suspension, variation or withdrawal of regulatory approvals, product recalls, seizure of products, operating restrictions and criminal prosecution.

Non-clinical studies and clinical trials in the EU

Similarly to the United States, the various phases of non-clinical and clinical research in the European Union (EU) are subject to significant regulatory controls.

Non-clinical studies are performed to demonstrate the health or environmental safety of new chemical or biological substances. Non-clinical (pharmaco-toxicological) studies on chemical products must be conducted in compliance with the principles of good laboratory practice, or GLP, as set forth in Directive 2004/10/EC of the European Parliament and of the Council. In particular, non-clinical studies, both in vitro and in vivo, must be planned, performed, monitored, recorded, reported and archived in accordance with the GLP principles, which define a set of rules and criteria for a quality system for the organizational process and the conditions for non-clinical studies. These GLP standards reflect the Council of the Organization for Economic Co-operation and Development (OECD) requirements.

There are specific guidelines in place in respect of non-clinical studies with biological substances from the International Council for Harmonization of Technical Requirements for Pharmaceuticals for Human Use (ICH), especially ICH S6 (R1) Preclinical safety evaluation of biotechnology-derived pharmaceuticals, which is also implemented as an EMA guideline.

Clinical trials of medicinal products in the EU must be conducted in accordance with EU and national regulations and the ICH guidelines on GCP as well as the applicable regulatory requirements and the ethical principles that have their origin in the Declaration of Helsinki. Additional GCP guidelines from the European Commission, focusing in particular on traceability, apply to clinical trials of advanced therapy medicinal products, or ATMPs.

If the sponsor of the clinical trial is not established within the EU, it must appoint a natural or legal person established in the EU to act as its legal representative. The sponsor must take out a clinical trial insurance policy, and in most EU member states, the sponsor is liable to provide ‘no fault’ compensation to any study subject injured in the clinical trial.

In the EU, clinical trials are governed by the Regulation (EU) No 536/2014 (Clinical Trial Regulation or CTR), which entered into application on January 31, 2022, repealing and replacing former Trials Directive 2001/20/EC (Clinical Trial Directive or CTD). The CTR is intended to harmonize and streamline clinical trial authorizations, simplify adverse-event reporting procedures, improve the supervision of clinical trials and increase transparency. Specifically, the CTR, which is directly applicable in all EU member states, introduces a streamlined application procedure through a single-entry point, the EU porta, the Clinical Trials Information

System (CTIS); a single set of documents to be prepared and submitted for the application; as well as simplified reporting procedures for clinical trial sponsors. A harmonized procedure for the assessment of applications for clinical trials has been introduced and is divided into two parts. Part I assessment is led by the competent authority of one of the concerned EU member states as proposed by the trial sponsor, the so-called reporting EU member state, and covers the scientific documentation of the clinical trial. The reporting EU member state draws up an assessment report (Part I of the assessment report). This assessment is then submitted to the competent authorities of all concerned EU member states in which the trial is to be conducted for their review. All EU member states concerned jointly review the application based on the draft Part I of the assessment report and share any considerations they may have. The reporting member state takes account of these considerations when finalizing Part I of the assessment report and records how all such considerations have been dealt with. The reporting EU member state submits the final Part I of the assessment report to the sponsor and all other EU member states concerned. Part II is assessed separately by the competent authorities and ethics committees in each concerned EU member state. Individual EU member states retain the power to authorize the conduct of clinical trials on their territory.

Medicines used in clinical trials, including ATMPs, must be manufactured in accordance with the guidelines on GMP and in a GMP-licensed facility, which can be subject to GMP inspections.

The CTR transition period ended on January 31, 2025, and all clinical trials (and related applications) are now fully subject to the provisions of the CTR.

EU review and approval process of medicinal products

In the EU, medicinal products can only be commercialized after a related marketing authorization (MA) has been granted. To obtain an MA for a product in the EU, an applicant must submit a MA Application (MAA) either under a centralized procedure administered by the EMA and the European Commission, or one of the procedures administered by the competent authorities of EU member states (decentralized procedure, national procedure or mutual recognition procedure). An MA may be granted only to an applicant established in the EU.

In the centralized procedure, a single MA is granted by the European Commission based on the opinion of the Committee for Medicinal Products for Human Use (CHMP) of the EMA that is valid throughout the EEA (which is comprised of the 27 EU member states plus Norway, Iceland and Liechtenstein). Pursuant to Regulation (EC) No 726/2004, the centralized procedure is compulsory for specific products, including for (i) medicinal products derived from certain biotechnological processes, (ii) products designated as orphan medicinal products, (iii) ATMPs, and (iv) products with a new active substance indicated for the treatment of HIV/AIDS, cancer, neurodegenerative diseases, diabetes, auto-immune and other immune dysfunctions and viral diseases. For products with a new active substance indicated for the treatment of other diseases and products that are highly innovative or for which a centralized process is in the interest of patients, authorization through the centralized procedure is optional on related approval.

Under the centralized procedure, the EMA’s CHMP conducts the initial assessment of a product. The CHMP is also responsible for several post-authorization and maintenance activities, such as the assessment of modifications or extensions to an existing MA. The maximum timeframe for the evaluation of an MAA under the centralized procedure is 210 days, excluding clock stops when additional information or written or oral explanation is to be provided by the applicant in response to questions of the CHMP. Accelerated assessment may be granted by the CHMP in exceptional cases, when a medicinal product targeting an unmet medical need is expected to be of major interest from the point of view of public health and, in particular, from the viewpoint of therapeutic innovation. If the CHMP accepts a request for accelerated assessment, the time limit of 210 days will be reduced to 150 days (excluding clock stops). The CHMP can, however, revert to the standard time limit for the centralized procedure if it considers that it is no longer appropriate to conduct an accelerated assessment.

Unlike the centralized authorization procedure, the decentralized MA procedure requires a separate application to, and leads to separate approval by, the competent authorities of each EU member state in which the product is to be marketed. .In the decentralized procedure the applicant is required to submit the same kind of information and documentation compared to in the centralized procedure. The reference EU member state prepares a draft assessment and drafts of the related materials within 120 days after receipt of a valid application. The resulting assessment report is submitted to the concerned EU member states who, within 90 days of receipt, must decide whether to approve the assessment report and related materials. If a concerned EU member state cannot approve the assessment report and related materials due to concerns relating to a potential serious risk to public health, disputed elements may be referred to the Heads of Medicines Agencies’ Coordination Group for Mutual Recognition and Decentralized Procedures—Human (CMDh) for review. The subsequent decision of the European Commission is binding on all EU member states.

The mutual recognition procedure allows companies that have a medicinal product already authorized in one EU member state to apply for this authorization to be recognized by the competent authorities in other EU member states. Like the decentralized procedure, the mutual recognition procedure is based on the acceptance by the competent authorities of the EU member states of the MA of a medicinal product by the competent authorities of other EU member states. The holder of a national MA may submit an application to the competent authority of an EU member state requesting that this authority recognize the MA delivered by the competent authority of another EU member state.

Innovative products that target an unmet medical need and are expected to be of major public health interest may be eligible for a number of expedited development and review programs, such as the PRIority MEdicines (PRIME) scheme, which provides incentives similar to the breakthrough therapy designation in the United States. PRIME is a voluntary scheme aimed at enhancing the EMA’s support for the development of medicinal products that target unmet medical needs. Eligible products must target conditions for which there is an unmet medical need (there is no satisfactory method of diagnosis, prevention or treatment in the EU or, if there is, the new medicinal product will bring a major therapeutic advantage) and they must demonstrate the potential to address the unmet medical need, for example, by introducing new methods of therapy or improving existing ones. Benefits accrue to sponsors of therapeutic candidates with PRIME designation, including but not limited to, early and proactive regulatory dialogue with the EMA, frequent discussions on clinical trial designs and other development program elements, and potentially accelerated MAA assessment once a dossier has been submitted.

In the EU, a “conditional” MA may be granted in cases where not all the required safety and efficacy data are yet available. The European Commission may grant a conditional MA for a medicinal product if it is demonstrated that all of the following criteria are met: (i) the benefit-risk balance of the medicinal product is positive; (ii) it is likely that the applicant will be able to provide comprehensive data post-authorization; (iii) the medicinal product fulfils an unmet medical need; and (iv) the benefit of the immediate availability to patients of the medicinal product is greater than the risk inherent in the fact that additional data are still required. It is valid for one year and must be renewed annually until all related conditions have been fulfilled. Once any pending studies are provided, the conditional MA can be converted into a standard MA. However, if the conditions are not fulfilled within the time frame set by the EMA and approved by the European Commission, the MA will cease to be renewed.

An MA may also be granted “under exceptional circumstances” where the applicant can show that it is unable to provide comprehensive data on efficacy and safety under normal conditions of use even after the product has been authorized and subject to specific procedures being introduced. These circumstances may arise in particular when the intended indications are very rare and, in the state of scientific knowledge at that time, it is not possible to provide comprehensive information, or when generating data may be contrary to generally accepted ethical principles. However, unlike the conditional MA, an applicant for authorization in exceptional circumstances is not subsequently required to provide the missing data. Although the MA “under exceptional circumstances” is granted for 5 years and may thereafter be renewed “under exceptional circumstances” for an unlimited period (like standard MAs), the risk- benefit balance of the medicinal product is reviewed annually, and the MA will be withdrawn if the risk-benefit ratio is no longer favorable. The competent authority may alternatively decide on grounds relating to pharmacovigilance, to proceed with one additional five-year renewal.

Data and market exclusivity in the EU

The EU provides opportunities for data and market exclusivity related to MAs. Upon receiving an MA, innovative medicinal products are generally entitled to receive eight years of data exclusivity and an additional two years of market exclusivity. Data exclusivity, if obtained, prevents applicants of generic medicinal products or biosimilars in the EU from referencing the innovator’s preclinical and clinical data due to which regulatory authorities cannot assess a generic application or biosimilar application for eight years from the date of authorization of the innovative product, after which a generic or biosimilar MAA can be submitted, and the innovator’s data may be referenced. The market exclusivity period prevents a successful generic or biosimilar applicant from commercializing its product in the EU until ten years have elapsed from the initial MA of the reference product in the EU. The overall ten-year period may, occasionally, be extended for a further year to a maximum of 11 years if, during the first eight years of those ten years, the MA holder obtains an authorization for one or more new therapeutic indications which, during the scientific evaluation prior to their authorization, are held to bring a significant clinical benefit in comparison with existing therapies. However, there is no guarantee that a product will be considered by the EU’s regulatory authorities to be a new chemical/biological entity, and products may not qualify for data exclusivity.

In the EU, there is a special regime for biosimilars, or biological medicinal products that are similar to a reference medicinal product but that do not meet the definition of a generic medicinal product. For such products, the results of appropriate preclinical or clinical trials must be provided in support of an application for MA. Guidelines from the EMA detail the type of quantity of supplementary data to be provided for different types of biological products.

Orphan Medicinal Products in the EU

In the EU, Regulation (EC) No. 141/2000, as implemented by Regulation (EC) No. 847/2000, provides that a medicinal product can be designated as an orphan medicinal product by the European Commission if its applicant can establish that: (i) the product is intended for the diagnosis, prevention or treatment of life-threatening or chronically debilitating conditions; (ii) either (a) such conditions affect not more than five in 10,000 persons in the EU when the application is made, or (b) the product without the benefits derived from orphan status, would not generate sufficient return in the EU to justify the necessary investment in developing the medicinal product; and (iii) there exists no satisfactory authorized method of diagnosis, prevention, or treatment of the condition that has been authorized in the EU, or even if such method exists, the product will be of significant benefit to those affected by that condition.

An application for an orphan designation can be submitted at any stage of development of the medicinal product but before filing of an MAA. An MA for an orphan medicinal product may only include indications designated as orphan. For non-orphan indications treated with the same active pharmaceutical ingredient, a separate MA has to be sought.

Orphan designation entitles an applicant to incentives such as fee reductions or fee waivers, protocol assistance, and access to the centralized MA procedure. Upon grant of a MA, orphan medicinal products are entitled to a ten-year period of market exclusivity for the approved therapeutic indication, which means that competent authorities cannot (i) accept another MAA, (ii) accept an application to extend an existing MA and (iii) grant a MA for the same indication with respect to a similar medicinal product, for a period of ten years.

The period of market exclusivity is extended by two years for orphan medicinal products that have also complied with an agreed pediatric investigation plan (PIP). No extension to any supplementary protection certificate can be granted on the basis of pediatric studies for orphan medicinal product. Orphan medicinal product designation does not convey any advantage in, or shorten the duration of, the regulatory review and approval process.

The period of market exclusivity may, however, be reduced to six years if, at the end of the fifth year, it is established that the product no longer meets the criteria on the basis of which it received orphan medicinal product destination, including where it can be demonstrated on the basis of available evidence that the original orphan medicinal product is sufficiently profitable not to justify maintenance of market exclusivity or where the prevalence of the condition has increased above the threshold. Additionally, an MA may be granted to a similar medicinal product with the same orphan indication during the ten-year period if: (i) if the applicant consents to a second original orphan medicinal product application; (ii) if the manufacturer of the original orphan medicinal product is unable to supply sufficient quantities; or (iii) if the second applicant can establish that its product, although similar, is safer, more effective or otherwise clinically superior to the original orphan medicinal product. A company may voluntarily remove a product from the register of orphan products.

Pediatric development in the EU

In the EU, Regulation (EC) No 1901/2006 provides that all MAAs for new medicinal products have to include the results of trials conducted in the pediatric population, in compliance with a PIP, agreed with the EMA’s Pediatric Committee (PDCO). The PIP sets out the timing and measures proposed to generate data to support a pediatric indication of the medicinal product for which MA is being sought. The PDCO can grant a deferral of the obligation to implement some or all of the measures provided in the PIP until there are sufficient data to demonstrate the efficacy and safety of the product in adults. Further, the obligation to provide pediatric clinical trial data can be waived by the PDCO when these data are not needed or appropriate because the product is likely to be ineffective or unsafe in children, the disease or condition for which the product is intended occurs only in adult populations, or when the product does not represent a significant therapeutic benefit over existing treatments for pediatric patients. Once the MA is obtained in all EU member states and study results are included in the summary of product characteristics, even when negative, the product is eligible for a six-month extension to the supplementary protection certificate, if any is in effect at the time of authorization or, in the case of orphan medicinal products, a two-year extension of the ten-year orphan market exclusivity.

Post-authorization requirements in the EU

Where an MA is granted in relation to a medicinal product in the EU, the holder of the MA is required to comply with a range of regulatory requirements applicable to the manufacturing, marketing, promotion and sale of medicinal products. Similar to the United States, both MA holders and manufacturers of medicinal products are subject to comprehensive regulatory oversight by the EMA, the European Commission and/or the competent regulatory authorities of the individual EU member states. The holder of an MA must establish and maintain a pharmacovigilance system and appoint an individual qualified person for pharmacovigilance who is responsible for the establishment and maintenance of that system, and oversees the safety profiles of medicinal products and any emerging safety concerns. Key obligations include expedited reporting of suspected serious adverse reactions and submission of periodic safety update reports (PSURs).

All new MAAs must include a risk management plan (RMP) describing the risk management system that the company will put in place and documenting measures to prevent or minimize the risks associated with the product. The regulatory authorities may also impose specific obligations as a condition of the MA. Such risk- minimization measures or post-authorization obligations may include additional safety monitoring, more frequent submission of PSURs, or the conduct of additional clinical trials or post-authorization safety studies.

In the EU, the advertising and promotion of medicinal products are subject to both EU and EU member states’ laws governing promotion of medicinal products, interactions with physicians and other healthcare professionals, and misleading and comparative advertising and unfair commercial practices. General requirements for advertising and promotion of medicinal products, such as the ban on direct-to-consumer advertising of prescription medicinal products, are established in EU law. However, the details are governed by regulations in individual EU member states and can differ from one country to another.

EU Pharmaceutical Reform

The EU pharmaceutical legislation has been undergoing a complete review process, in the context of the Pharmaceutical Strategy for Europe initiative, launched by the European Commission in November 2020. The European Commission’s proposal for revision of several legislative instruments related to medicinal products was published on April 26, 2023. The proposed changes have since been discussed and negotiated by the European Parliament and the Council of the EU as part of the EU ordinary legislative process. A provisional agreement has been reached by the European Parliament and Council of the EU on the proposed revisions on December 11, 2025. Following positive votes by member states and the European Parliament on the provisional agreement in March 2026, the proposed revisions (affecting the duration of regulatory data protection and market protection, including for orphan medicinal products, revising the eligibility for expedited pathways, etc.) must now be formally adopted by the Ministers of Health in the Employment, Social Policy, Health and Consumer Affairs Council (EPSCO) and the European Parliament Plenary, currently anticipated in Q4 2026. The proposed changes are not expected to become applicable before 2028.

Pricing, coverage and reimbursement in the EU

In the EU, pricing and reimbursement schemes vary widely from country to country. Some EU member states may approve a specific price for a product, or they may instead adopt a system of direct or indirect controls on the profitability of the company placing the product on the market. Other EU member states allow companies to fix their own prices for products but monitor and control prescription volumes and issue guidance to physicians to limit prescriptions.

In addition, some EU member states may require the completion of additional studies that compare the cost- effectiveness of a particular medicinal product candidate to currently available therapies. This Health Technology Assessment (HTA) process is the procedure according to which the assessment of the public health impact, therapeutic impact and the economic and societal impact of use of a given medicinal product in the national healthcare systems of the individual country is conducted. The outcome of HTA regarding specific medicinal products will often influence the pricing and reimbursement status granted to these medicinal products by the competent authorities of individual EU member states. In December 2021, Regulation (EU) 2021/2282 on Health Technology Assessment (HTA Regulation) was adopted. The Regulation entered into force in January 2022 and has been applicable since January 12, 2025, with phased implementation based on the type of product, i.e., new active substances with an oncology indication and advanced therapy medicinal products as of January 12, 2025, orphan medicinal products as of January 13, 2028, and all other medicinal products by January 13, 2030.

The HTA Regulation intends to boost cooperation among EU member states in assessing health technologies, including new medicinal products, and provide the basis for cooperation at EU level for joint clinical assessments in these areas. It will permit EU member states to use common HTA tools, methodologies, and procedures across the EU, working together in four main areas, including joint clinical assessment of the innovative health technologies with the highest potential impact for patients, joint scientific consultations whereby developers can seek advice from HTA authorities, identification of emerging health technologies to identify promising technologies early, and continuing voluntary cooperation in other areas. The assessment of non-clinical (e.g., economic, social, ethical) aspects of health technology is out of the scope of the HTA. However, individual member states will remain solely competent in making decisions on pricing and reimbursement.

Cybersecurity

Cybersecurity program & strategy

Our cybersecurity program is designed to safeguard the confidentiality, integrity, and availability of our information systems and data. Cyber risk management is embedded within our broader enterprise risk management framework and incorporates administrative, technical, and physical controls that are appropriate given our organization’s size, complexity, and the scope of our operations. We proactively identify, analyze, and evaluate risks across the enterprise, including those related to cybersecurity and artificial intelligence. We perform evaluations of our cybersecurity program, including periodic internal and external audits, penetration tests and incident response simulations, and our information technology infrastructure and cybersecurity management system are subject to external program assessments on a regular basis.

Risk management processes and controls

We have established a range of protective measures, including documented policies, standards and procedures, as well as tools that support network and endpoint security, identity and access management, security monitoring, and vulnerability and patch management. Relevant employees receive cybersecurity awareness training and periodic communications addressing key security topics, such as recognizing phishing attempts and reporting suspicious activity or potential incidents. To enhance our internal capabilities, we also engage experienced third parties to perform independent assessments and provide managed detection and response services. Despite these efforts, some identified threats or vulnerabilities may require time to fully remediate or reduce.

Third-party risk oversight

Because vendors and external partners can introduce additional risk into our environment, we adjust our oversight activities based on the type, sensitivity, and criticality of the data or services involved. Our third-party risk management program includes defined policies and procedures for conducting due diligence on applicable vendors, which may involve questionnaires and requests for supporting documentation. Where appropriate, contracts with third-party service providers include cybersecurity-related requirements tailored to the specific engagement and risk profile. Additional evaluations, controls, and ongoing monitoring are implemented as warranted by the level of risk.

Management and board oversight

Our board of directors oversees cybersecurity risk as part of its broader oversight of enterprise risk. Such oversight is exercised directly and/or through one or more committees of our board, consistent with our governance structure.

Management periodically provides updates to our board or a designated committee regarding cybersecurity matters, which may include our cybersecurity risk profile, risk management activities, and, if applicable, material cybersecurity incidents and response efforts. In exercising oversight, our board considers our reliance on digital systems, the sensitivity of our intellectual property and confidential data, our use of third-party service providers, and the potential operational and regulatory impacts of cybersecurity threats.

Process for assessing, identifying and managing material risks from cybersecurity threats

To identify, assess, and manage cybersecurity threats, our security operations team monitors our systems and potential threats, including those affecting systems operated by third-party service providers, such as cloud-based platforms.

We maintain an incident response program to address potential or actual cybersecurity incidents. Under this program and its escalation protocols, designated personnel are responsible for evaluating the nature and severity of an incident, containing and remediating threats, restoring data and system access, assessing applicable reporting and disclosure obligations, and conducting post-incident reviews to enhance our cybersecurity programs. We also maintain a business continuity and disaster recovery plan designed to support our operations in the event of a significant cybersecurity incident or system disruption.

We carry cybersecurity insurance intended to cover certain costs associated with cybersecurity incidents; however, such coverage may not be sufficient to cover all potential losses, and the availability, scope, or terms of coverage may change over time.

As of March 31, 2026, we are not aware of any cybersecurity risks, including those arising from prior incidents, that have materially affected our business strategy, operations, or financial condition during the past three years. However, we anticipate we will continue to face risks associated with cybersecurity incidents, including from increasingly sophisticated attack techniques and evolving technologies such as artificial intelligence. While we take measures to protect our systems and data, cybersecurity incidents or disruptions may occur, and there can be no assurance that our safeguards, or those of our third-party vendors, will prevent system failures or security breaches that could adversely affect our business.

Facilities

Our principal office is located at 5871 Oberlin Drive, Suite 200, San Diego, California 92121, where we lease 33,842 square feet of office and laboratory space. This lease will expire in 2030, subject to our option to extend the lease for an additional five-year term. We believe that these facilities will be adequate for our near-term needs. If required, we believe that suitable additional or alternative space would be available in the future on commercially reasonable terms.

Employees and human capital resources

As of June 1, 2026, we had 103 full-time employees, 47 of whom held an M.D., Pharm.D. or Ph.D. degree, and all of whom are engaged in research and development activities, operations, finance and administration. None of our employees are represented by a labor union or covered by a collective bargaining agreement. We consider our relationship with our employees to be good.

Our human capital resources objectives include, as applicable, identifying, recruiting, retaining, incentivizing and integrating our existing and new employees, advisors and consultants. The principal purposes of our equity and cash incentive plans are to attract, retain and reward personnel through the granting of stock-based and cash-based compensation awards, in order to increase stockholder value and the success of our company by motivating such individuals to perform to the best of their abilities and achieve our objectives.

Legal proceedings

From time to time, we may become involved in litigation or other legal proceedings. We are not currently a party to any litigation or legal proceedings that, in the opinion of our management, are likely to have a material adverse effect on our business. Regardless of outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors.

Management

Executive officers and directors

The following table provides information regarding our current executive officers and directors, including their ages as of March 31, 2026:

Name	Age	Position(s)

Executive officers
Zhen Li, Ph.D.	64	President, Chief Executive Officer and Director
Ryan Fisk, M.B.A.	44	Chief Financial Officer and Chief Business Officer
A. Robert MacLeod, Ph.D.	59	Chief Scientific Officer
Rui Zhu, Ph.D.	43	Chief Technology Officer

Non-employee directors
Erez Chimovits, M.B.A.	62	Director
Ting Feng, Ph.D.(4)	42	Director
Simeon George, M.D., M.B.A.	49	Director
Carl L. Gordon, Ph.D., CFA	61	Director
Ying Huang, Ph.D.	53	Director
Judith J. Li, M.B.A.	42	Director
Mary Tagliaferri, M.D.	60	Director
Ricky Sun, Ph.D., M.B.A.	52	Director
Chen Yu, M.D., M.B.A.	52	Director

(1)	Member of the audit committee.

(2)	Member of the compensation committee.

(3)	Member of the nominating and corporate governance committee.

(4)	Dr. Feng has notified us that she intends to resign from our board of directors effective as of immediately prior to the effectiveness of the registration statement of which this prospectus forms a part.

Executive officers

Zhen Li, Ph.D., is one of our founding members and has served as a member of our board of directors since our inception in December 2019 and as our President and Chief Executive Officer since January 2020. Dr. Li also was our Chief Financial Officer from January 2020 to September 2022. Dr. Li previously worked at Arrowhead Pharmaceuticals, Inc. (Arrowhead), a public pharmaceutical company, serving as Senior Vice President, Chemistry & Non-Clinical Development. Prior to joining Arrowhead, she served as Director of Chemistry, RNAi therapeutics, Process Chemistry at Merck & Co., Inc. (Merck), a global pharmaceutical company. Prior to her tenure at Merck, she held leadership positions at Schering-Plough Corporation, a pharmaceutical company (acquired by Merck in 2009) and Novartis, and led teams in drug development in small molecule pharmaceuticals. Dr. Li was Director of Chemistry at Merck Research Laboratory and led a team in research and development in the field of siRNA. She led multiple development programs from early to late stage at Schering-Plough. Dr. Li served as the Head of Process and Analytical Research & Development at Novartis Chuangshu. Dr. Li received her B.S. from Peking University and her Ph.D. in Chemistry and Chemical Biology from Harvard University.

We believe that Dr. Li’s expertise and significant leadership experience in the life sciences industry qualifies her to serve on our board of directors.

Ryan Fisk, M.B.A., has served as our Chief Financial Officer and Chief Business Officer since March 2026. Previously, Mr. Fisk served as a Managing Director at Goldman Sachs, an investment bank, from March 2022 to March 2026. From 2016 to March 2022, Mr. Fisk served in various roles at Bank of America Merrill Lynch, an investment bank, including as a Managing Director from 2021 to March 2022 and as a Director and Vice President from 2016 to 2020. Prior to that, Mr. Fisk served in various roles at Credit Suisse, an investment bank, from 2012 to 2016, including as a Vice President and as an Associate. Mr. Fisk received his B.A. in Economics and Political Science from UCLA and his M.B.A. from Columbia Business School.

A. Robert MacLeod, Ph.D., has served as our Chief Scientific Officer since January 2023. From September 2021 to December 2022, Dr. MacLeod served as Chief Scientific Officer at Flamingo Therapeutics, Inc., a biotechnology company. Prior to that, Dr. MacLeod served in various roles at Ionis Pharmaceuticals, Inc., a public biotechnology company, from October 2008 to September 2021, including Vice President and Franchise Head of Oncology, Vice President of Oncology and Exploratory Discovery and Executive Director of Discovery Biology. In his prior positions, Dr. MacLeod led the strategic and scientific efforts of several multidisciplinary drug discovery teams leading to the discovery and clinical development of novel investigational therapeutics and numerous scientific publications and patents. Dr. MacLeod received his B.S. in Chemistry and Biochemistry from Concordia University Montreal, Quebec, Canada and his Ph.D. in Cancer Epigenetics from McGill University.

Rui Zhu, Ph.D., is a founding member and has served as our Chief Technology Officer since January 2026, our Senior Vice President, Research from December 2024 to December 2025 and our Vice President, Research and Development since our inception in December 2019 to December 2024. Previously, Dr. Zhu served as a senior scientist at Arrowhead, a public pharmaceutical company, where he successfully co-led five siRNA discovery programs into Phase 1 clinical trials. Dr. Zhu received his B.S. in Chemistry from Nanjing University, his Ph.D. in Organic Chemistry from Tsinghua University and completed his postdoctoral research at Yale University.

Non-employee directors

Erez Chimovits, M.B.A., has served as a member of our board of directors since May 2020. Mr. Chimovits is a Partner at OrbiMed, an investment firm, where he has served in various roles of increasing responsibility since November 2010. Mr. Chimovits currently serves on the boards of directors of Upstream Bio, Inc. and several private companies. Mr. Chimovits previously served on the boards of directors of several public biotechnology companies, including Adicet Bio, Inc. from January 2016 until March 2021, BiomX, Inc. from December 2015 until October 2020, LogicBio Therapeutics, Inc. from January 2016 until December 2020, and Novus Therapeutics, Inc. (now Eledon Pharmaceuticals, Inc.) from June 2017 until September 2020. Prior to joining OrbiMed, Mr. Chimovits served as Chief Executive Officer of NasVax Ltd. (now SciSparc Ltd.), a public biotechnology company, from January 2007 to November 2010. Previously, Mr. Chimovits served as President of Compugen USA Inc., a subsidiary of Compugen Ltd., a public biotechnology company, from January 2001 to January 2007, and as Executive Vice President, Commercial Operations from December 1999 to January 2007. Mr. Chimovits earned his B.S., M.S. in Microbiology, and his M.B.A. from Tel Aviv University.

We believe that Mr. Chimovits’ scientific expertise, extensive business experience and experience in the venture capital and life sciences industries qualify him to serve on our board of directors.

Ting Feng, Ph.D., has served as a member of our board of directors since October 2025. Dr. Feng has served as Partner at Sirona Capital, a dedicated healthcare venture capital fund, since January 2022. Prior to joining Sirona Capital, Dr. Feng held various investment roles at healthcare venture firms, such as Lilly Asia Ventures (LAV), from December 2018 to January 2022, and SAIF Partners from 2016 to 2018. Dr. Feng currently serves as a member of the board of directors of Synnovation Therapeutics, a precision medicine company, since November 2021. Dr. Feng previously served as a member of the board of members of Shanghai Allist Pharmaceuticals Co., Ltd., a public pharmaceutical company, from November 2019 to March 2022. Dr. Feng also served as a member of the board of directors of ArriVent Biopharma, a public clinical-stage biopharmaceutical company, from June 2021 to January 2022. Dr. Feng received her B.S. in Biotechnology from Wuhan University and her Ph.D. in Immunology from the University of Alabama at Birmingham.

We believe that Dr. Feng’s educational background and board experience in the life sciences industry qualifies her to serve on our board of directors.

Simeon George, M.D., M.B.A., has served as a member of our board of directors since July 2021. Dr. George has served as Chief Executive Officer and Managing Partner of SR One Capital Management, LP, a transatlantic healthcare investment firm, since September 2020. Dr. George previously served in various roles at S.R. One, Limited (now called GSK Equity Investments, Limited), an indirect, wholly-owned subsidiary of GlaxoSmithKline plc, a biotechnology venture capital firm, from 2007 to September 2020, most recently serving as Chief Executive Officer from January 2018 to September 2020. Dr. George has served as a member of the board of directors of Nkarta, Inc., a public biotechnology company, since February 2020 and previously served on such board of directors from February 2015 to September 2017, CRISPR Therapeutics AG, a public biotechnology company, since March 2015 and Design Therapeutics, Inc., a public biotechnology company, since February 2020. Dr. George previously served as a member of the board of directors of Principia Biopharma Inc. (acquired by Sanofi in 2020), a biopharmaceutical company, from February 2011 to September 2020, Progyny, Inc., a health benefits management company, from May 2012 to October 2019, and Turning Point Therapeutics, Inc. (acquired by Bristol Myers Squibb in 2022), a public biopharmaceutical company, from May 2017 to August 2022. Dr. George received his B.A. in Neuroscience from Johns Hopkins University, his M.D. from the University of Pennsylvania School of Medicine and his M.B.A. (Mayer Scholar) from the Wharton School of the University of Pennsylvania.

We believe that Dr. George’s experience in the venture capital and life sciences industries and his leadership and management experience qualify him to serve on our board of directors.

Carl L. Gordon, Ph.D., CFA, has served as a member of our board of directors since January 2020. Dr. Gordon is a Managing Partner at OrbiMed Advisors LLC, an investment firm. Dr. Gordon currently serves on the boards of directors of Compass Therapeutics Inc. and Lomond Therapeutics Holdings, Inc., as well as several private companies. Dr. Gordon previously served on the boards of directors of several publicly-traded companies, including Adicet Bio, Inc. from August 2015 to April 2025, ArriVent Biopharma, Inc. from December 2022 to June 2025, Gemini Therapeutics, Inc. (which merged with Disc Medicine, Inc.) from April 2016 to December 2022, Keros Therapeutics, Inc. from March 2020 to March 2026, Kinnate Biopharma, Inc. from December 2019 to April 2024, MBX Biosciences, Inc. from July 2020 to June 2025, ORIC Pharmaceuticals, Inc. from November 2015 to November 2021, Terns Pharmaceuticals, Inc. from October 2018 to February 2025, and Theseus Pharmaceuticals, Inc. from June 2018 to February 2024. Dr. Gordon received his B.A. in Chemistry from Harvard College, his Ph.D. in Molecular Biology from the Massachusetts Institute of Technology, and was a Fellow at The Rockefeller University.

We believe that Dr. Gordon’s scientific expertise, extensive business experience and experience in the venture capital and life sciences industries qualify him to serve on our board of directors.

Ying Huang, Ph.D., has served as a member of our board of directors since July 2026. Dr. Huang served as Chief Executive Officer of Legend Biotech Corporation, a public biotechnology company, from September 2020 to July 2026 and as Chief Financial Officer from July 2019 until May 2022. Dr. Huang has also served a director of Quanta Therapeutics, Inc., a private biopharmaceutical company, since February 2022, and a director of Third Arc Bio, a private biopharmaceutical company, since September 2024. Previously, Dr. Huang was a Managing Director and Head of Biotech Equity Research at BofA Securities, Inc. from August 2014 to July 2019. Dr. Huang began as a biotechnology analyst in 2007 and previously worked at Wachovia, Credit Suisse, Gleacher and

Barclays before joining BofA Securities, Inc. Prior to his Wall Street career, Dr. Huang was a Principal Scientist at Schering-Plough in the Department of Chemical Research focusing on small molecule drug discovery in the therapeutic areas of cardiovascular and central nervous system. Dr. Huang is also the co-author of multiple patents and peer-reviewed publications. Dr. Huang received his M.A., M.Phil and Ph.D in Chemistry from Columbia University. Dr. Huang also studied at Columbia Business School and in the Special Class for the Gifted Young at the University of Science and Technology of China.

We believe that Dr. Huang’s scientific research background and management experience qualify him to serve on our board of directors.

Judith J. Li, M.B.A., has served as a member of our board of directors since September 2021. Ms. Li has served as Partner at LAV, a biomedical venture capital firm, since November 2013. Ms. Li has served as a member of the board of directors of multiple LAV portfolio companies, including Tmunity Therapeutics Incorporated (acquired by Kite Pharma, Inc., a public biotechnology company, in 2023), a biotechnology company, since January 2016, Scineuro Pharmaceuticals, a private pharmaceutical company, since December 2020, and Fortis Therapeutics, a biotechnology company, since June 2016. Ms. Li previously served as a member of the board of directors at Gritstone Oncology, Inc., a public biotechnology company, from September 2017 to January 2022. Ms. Li has also previously served as a member of the board of directors of Inhibrx, Inc., a public biotechnology company, from May 2018 to June 2020, and Nextcure, Inc., a public biopharmaceutical company, from December 2015 to September 2020. Ms. Li received her B.A. in Biology from Harvard University and her M.B.A. from Harvard Business School.

We believe that Ms. Li’s extensive business experience in the life sciences industry qualifies her to serve on our board of directors.

Ricky Sun, Ph.D., M.B.A., has served as a member of our board of directors since August 2023. He joined Bain Capital Life Sciences, LP (Bain Capital) in August 2016 and has been a Partner since January 2021. Prior to joining Bain Capital, he was a Director of Corporate Development and Strategy at Biogen Inc., a publicly-held biotechnology company, from 2013 to 2016. Prior to Biogen, Dr. Sun served as a Vice President at BlackRock, Inc., (BlackRock) as a member of the Fundamental Equity division of BlackRock’s Alpha Strategies Group and senior analyst for BlackRock’s Fundamental Large Cap Growth equity team, covering the health care sector. Prior to that, he was a senior healthcare analyst at Citadel and Alyeska Investment Group and worked as a pharmaceuticals equity research analyst at Lehman Brothers and Morgan Stanley. Dr. Sun began his career as a senior scientist at Ironwood Pharmaceuticals, Inc., a public pharmaceutical company, where he was involved in the discovery and development of the drug Linzess for irritable bowel syndrome. Dr. Sun previously served as a member of the board of directors of Annexon, Inc., a public biotechnology company, from December 2018 to February 2022, Arcutis Biotherapeutics, Inc., a public biotechnology company, from August 2018 to September 2021, and Savara, Inc., a public biotechnology company, from December 2019 to April 2024. Dr. Sun received his Ph.D. in Chemistry and Chemical Biology from Harvard University and was an NIH post-doctoral fellow in Biological Chemistry & Molecular Pharmacology at Harvard Medical School. He also received his M.B.A. from New York University Stern School of Business, where he was a Mildred Elperin Scholar. He graduated summa cum laude from Berea College with a B.A. in Chemistry.

We believe that Dr. Sun’s life sciences investment experience qualifies him to serve on our board of directors.

Chen Yu, M.D., M.B.A., has served as a member of our board of directors since August 2023. Dr. Yu has served as Founding Managing Partner at TCG Crossover, a biotechnology investment firm, since January 2021. Prior to joining TCG Crossover, Dr. Yu served as Managing Partner at VIVO Capital LLC, an investment firm, from March 2004 to August 2020. From March 2017 to August 2020, Dr. Yu served as Chairman of Surgical Specialties Corporation, a medical device manufacturer, until its merger with Corza Health. Dr. Yu currently serves on the board of directors of various private biotechnology companies. From December 2023 to September 2025, Dr. Yu served as a member of the board of directors of LB Pharmaceuticals Inc, a public pharmaceutical company. From October 2021 to June 2023, Dr. Yu served as a member of the board of directors of Upstream Bio, Inc., a public biotechnology company, and from July 2021 to February 2023, Dr. Yu served as a member of the board of directors of Structure Therapeutics Inc., a public biopharmaceutical company. Dr. Yu received his B.A. in Biology from Harvard University, his M.B.A. from the Stanford University Graduate School of Business and his M.D. from the Stanford University School of Medicine.

We believe that Dr. Yu’s comprehensive operating and leadership experience in the biotechnology industry qualifies him to serve on our board of directors.

Mary Tagliaferri, M.D., has served as a member of our board of directors since November 2025. Dr. Tagliaferri currently serves as the Chief Medical Officer and Senior Vice President of Nektar Therapeutics, Inc., a public biopharmaceutical company, since September 2025, where she also served in the same capacity from 2017 to February 2025 and in various roles since January 2015. Dr. Tagliaferri also has served on the board of directors of Iambic Therapeutics, a private AI-driven biotechnology company, since August 2024, and on the board of directors of Y-mAbs Therapeutics, Inc., a public commercial-stage biopharmaceutical company, from February 2024 to August 2025. Prior to that, Dr. Tagliaferri served on the board of directors of RayzeBio, Inc., a public biotechnology company, from September 2021 until its acquisition by Bristol-Myers Squibb in February 2024, and on the board of directors of Enzo Biochem, Inc., a public biotechnology company, from November 2020 to August 2024. Dr. Tagliaferri received her B.S. in Agricultural Economics and Business Management from Cornell University and her M.D. from the University of California, San Francisco.

We believe that Dr. Tagliaferri’s extensive industry and executive leadership experience, as well as her public company board of directors experience qualifies her to serve on our board of directors.

Family relationships and other arrangements

There are no family relationships among our directors and executive officers. Pursuant to our Third Amended and Restated Voting Agreement, as amended, which will terminate upon the closing of this offering, the following directors were designated as members of our board of directors:

•	Dr. Li, designated pursuant to her service as our Chief Executive Officer;
•	Dr. Sun, designated by BCLS Fund III Investments, LP;
•	Dr. Yu, designated by TCG Crossover Fund I, L.P.;
•	Dr. George, designated by SR One Capital Fund I Aggregator, LP;
•	Mr. Chimovits, designated by OrbiMed Israel Partners II, L.P.;
•	Dr. Gordon, designated by OrbiMed Private Investments VII, LP;
•	Dr. Huang designated by mutual agreement among the other members of our board of directors;
•	Ms. Li, designated by LAV Biosciences Fund V, L.P.;
•	Dr. Feng, designated by Lyra Capital Management Limited; and
•	Dr. Tagliaferri, designated by mutual agreement among the other members of our board of directors.

Board composition

Our business and affairs are organized under the direction of our board of directors, which currently consists of nine members. The primary responsibilities of our board of directors are to provide oversight, strategic guidance, counseling and direction to our management. Our board of directors meets on a regular basis and on an ad hoc basis as required.

In accordance with the terms of our amended and restated certificate of incorporation and amended and restated bylaws, which will become effective immediately prior to and upon the closing of this offering, respectively, we will divide our board of directors into three classes, as follows:

•	Class I, which will consist of , and , whose terms will expire at our first annual meeting of stockholders to be held following this offering;

•	Class II, which will consist of , , and whose terms will expire at our second annual meeting of stockholders to be held following this offering; and

•	Class III, which will consist of , and , whose terms will expire at our third annual meeting of stockholders to be held following this offering.

At each annual meeting of stockholders to be held after the initial classification, the successors to directors whose terms then expire will serve until the third annual meeting following their election and until their successors are duly elected and qualified. The authorized size of our board of directors is currently eleven members. The authorized number of directors may be changed only by resolution of our board of directors. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. This classification of our board of directors may have the effect of delaying or preventing changes in our control or management. Our directors may only be removed for cause by the affirmative vote of the holders of at least 66-2/3% of our voting stock.

Board leadership structure

Our board of directors is currently chaired by      who has authority, among other things, to call and preside over board of directors meetings, to set meeting agendas and to determine materials to be distributed to the board of directors. Accordingly, the Chairperson has substantial ability to shape the work of the board of directors. In addition, we have a separate chair for each committee of our board of directors. The chair of each committee is expected to report annually to our board of directors on the activities of their committee in fulfilling their responsibilities as detailed in their respective charters or specify any shortcomings should that be the case.

Role of the board in risk oversight

The audit committee of our board of directors is primarily responsible for overseeing our risk management processes on behalf of our board of directors. Going forward, we expect that the audit committee will receive reports from management periodically regarding our assessment of risks. In addition, the audit committee reports regularly to our board of directors, which also considers our risk profile. The audit committee and our board of directors focus on the most significant risks we face and our general risk management strategies. While our board of directors oversees our risk management, management is responsible for day-to-day risk management processes. Our board of directors expects management to consider risk and risk management in each business decision, to proactively develop and monitor risk management strategies and processes for day-to-day activities and to effectively implement risk management strategies adopted by the audit committee and our board of directors. We believe this division of responsibilities is the most effective approach for addressing the risks we face and that our board of directors’ leadership structure, which also emphasizes the independence of our board of directors in its oversight of its business and affairs, supports this approach.

Board committees

Our board of directors has established an audit committee, a compensation committee and a nominating and corporate governance committee. Our board of directors may establish other committees to facilitate the management of our business. The composition and functions of each committee are described below. Members serve on these committees until their resignation or until otherwise determined by our board of directors. Each committee has adopted a written charter that satisfies the applicable rules and regulations of the Sarbanes- Oxley Act, the SEC and Nasdaq Listing Rules, which we will post on our website, www.adarx.com, upon the closing of this offering.

Audit committee

After this offering, our audit committee will consist of     ,     , and     . Our board of directors has determined that each of the members of our audit committee satisfies the Nasdaq and SEC independence requirements.     will serve as the chair of our audit committee. The functions of this committee will include, among other things:

•	evaluating the performance, independence and qualifications of our independent auditors and determining whether to retain our existing independent auditors or engage new independent auditors;

•	reviewing and approving the engagement of our independent auditors to perform audit services and any permissible non-audit services;

•	monitoring the rotation of partners of our independent auditors on our engagement team as required by law;

•

prior to engagement of any independent auditor, and at least annually thereafter, reviewing relationships that may reasonably be thought to bear on their independence, and assessing and otherwise taking the appropriate action to oversee the independence of our independent auditor;

•

reviewing our annual and quarterly consolidated financial statements and reports, including the disclosures in the section titled “Management’s discussion and analysis of financial condition and results of operations,” and discussing the statements and reports with our independent auditors and management;

•

reviewing, with our independent auditors and management, significant issues that arise regarding accounting principles and financial statement presentation and matters concerning the scope, adequacy and effectiveness of our financial controls;

•	reviewing with management and our independent auditors any earnings announcements and other public announcements regarding material developments;

•	establishing procedures for the receipt, retention and treatment of complaints received by us regarding financial controls, accounting or auditing matters and other matters;

•	preparing the report that the SEC requires in our annual proxy statement;

•	review and periodically update our code of business conduct and ethics;

•

reviewing and providing oversight of any related person transactions in accordance with our related person transaction policy and reviewing and monitoring compliance with legal and regulatory responsibilities, including our code of business conduct and ethics;

•

reviewing our major financial, information security and cybersecurity risk exposures, including the guidelines and policies to govern the process by which risk assessment and risk management are implemented;

•	reviewing and making recommendations to the full board of directors regarding directors and officers indemnification and insurance matters;

•	reviewing on a periodic basis our investment policy and related person transactions policy; and

•	reviewing and evaluating on an annual basis the performance of the audit committee and the audit committee charter.

Our board of directors has determined that      qualifies as an “audit committee financial expert” within the meaning of SEC regulations and meets the financial sophistication requirements of the Nasdaq Listing Rules. In making this determination, our board of directors has considered prior experience, business acumen and independence. Both our independent registered public accounting firm and management periodically meet privately with our audit committee.

We believe that the composition and functioning of our audit committee complies with all applicable requirements of the Sarbanes-Oxley Act, and all applicable SEC and Nasdaq rules and regulations. We intend to comply with future requirements to the extent they become applicable to us.

Compensation committee

After this offering, our compensation committee will consist of     ,      and     .      will serve as the chair of our compensation committee. Our board of directors has determined that each of the members of our compensation committee is a non-employee director, as defined in Rule 16b-3 promulgated under the Exchange Act, and satisfies the Nasdaq independence requirements. The functions of this committee will include, among other things:

•	reviewing, modifying and approving (or if it deems appropriate, making recommendations to the full board of directors regarding) our overall compensation strategy and policies;

•

reviewing and approving or, in the case of our chief executive officer’s compensation, making recommendations to the full board of directors regarding the compensation and other terms of employment of our executive officers;

•

reviewing and approving (or if it deems it appropriate, making recommendations to the full board of directors regarding) performance goals and objectives relevant to the compensation of our executive officers and assessing their performance against these goals and objectives;

•

reviewing and approving (or if it deems it appropriate, making recommendations to the full board of directors regarding) the equity incentive plans, compensation plans and similar programs advisable for us, as well as modifying, amending or terminating existing plans and programs;

•

evaluating risks associated with our compensation policies and practices and assessing whether risks arising from our compensation policies and practices for our employees are reasonably likely to have a material adverse effect on us;

•	modifying and overseeing compensation clawback or similar policies;

•	reviewing and making recommendations to the full board of directors regarding the type and amount of compensation to be paid or awarded to our non-employee board members;

•

establishing policies with respect to votes by our stockholders to approve executive compensation as required by Section 14A of the Exchange Act and determining our recommendations regarding the frequency of advisory votes on executive compensation, to the extent required by law;

•	reviewing and assessing the independence of compensation consultants, legal counsel and other advisors as required by Section 10C of the Exchange Act;

•	administering our equity incentive plans;

•	establishing policies with respect to equity compensation arrangements;

•	overseeing our overall compensation practices and objectives and assessing whether such practices establish appropriate incentives in light of our specific business objectives;

•

reviewing and making recommendations to the full board of directors regarding the terms of any employment agreements, severance arrangements, change in control protections and any other compensatory arrangements for our executive officers;

•

reviewing with management and approving our disclosures in the section titled “Compensation Discussion and Analysis” in our periodic reports or proxy statements to be filed with the SEC, to the extent such title is included in any such report or proxy statement;

•	reviewing with management and making recommendations to the full board of directors regarding the plans for succession of our chief executive officer and other key executives;

•	preparing the report that the SEC requires in our annual proxy statement; and

•	reviewing and assessing on an annual basis the performance of the compensation committee and the compensation committee charter.

We believe that the composition and functioning of our compensation committee complies with all applicable requirements of the Sarbanes-Oxley Act, and all applicable SEC and Nasdaq rules and regulations. We intend to comply with future requirements to the extent they become applicable to us.

Nominating and corporate governance committee

After this offering, our nominating and corporate governance committee will consist of     ,     ,      and     . Our board of directors has determined that each of the members of this committee satisfies the Nasdaq independence requirements.      will serve as the chair of our nominating and corporate governance committee. The functions of this committee will include, among other things:

•	identifying, reviewing and evaluating candidates to serve on our board of directors consistent with criteria approved by our board of directors;

•	determining the qualifications for service on our board of directors;

•	evaluating director performance on the board and applicable committees of the board and determining whether continued service on our board is appropriate;

•	evaluating, nominating and recommending individuals for membership on our board of directors;

•	evaluating nominations by stockholders of candidates for election to our board of directors;

•	considering and assessing the independence of members of our board of directors;

•

developing a set of corporate governance policies and principles, periodically reviewing and assessing these policies and principles and their application and recommending to our board of directors any changes to such policies and principles;

•	considering questions of possible conflicts of interest of directors as such questions arise;

•	overseeing our environmental, social and governance strategies, targets, policies, performance and reporting; and

•	reviewing and assessing on an annual basis the performance of the nominating and corporate governance committee and the nominating and corporate governance committee charter.

We believe that the composition and functioning of our nominating and corporate governance committee complies with all applicable requirements of the Sarbanes-Oxley Act, and all applicable SEC and Nasdaq rules and regulations. We intend to comply with future requirements to the extent they become applicable to us.

Compensation committee interlocks and insider participation

None of our current or former executive officers will serve as a member of the compensation committee. None of our officers will serve, or have served during the last completed fiscal year, on the board of directors or compensation committee, or other committee serving an equivalent function, of any other entity that has one or more of its executive officers serving as a member of our board of directors or our compensation committee. For a description of transactions between us and members of our compensation committee and affiliates of such members, please see the section titled “Certain relationships and related party transactions.”

Code of business conduct and ethics

In connection with this offering, we intend to adopt a written code of business conduct and ethics that applies to our directors, officers and employees, including our principal executive officer, principal financial officer, principal accounting officer or controller, or person performing similar functions. Following this offering, a current copy of the code will be available on the Corporate Governance section of our website, www.adarx.com. The information contained on, or accessible through, our website is not incorporated by reference into this prospectus, and you should not consider any information contained in, or that can be accessed through, our website as part of this prospectus or in deciding whether to purchase our common stock.

Director independence

Under Rule 5605(a)(2) of the Nasdaq Listing Rules, independent directors must comprise a majority of our board of directors as a public company within one year of listing.

Our board of directors has undertaken a review of the independence of each director. Based on information provided by each director concerning the director’s background, employment and affiliations, our board of directors has determined that, with the exception of     ,      and     , none of our directors have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that all directors are “independent” as that term is defined under the Nasdaq Listing Rules. In making these determinations, our board of directors considered the current and prior relationships that each non-employee director has with our company and all other facts and circumstances our board of directors deemed relevant in determining their independence, including the beneficial ownership of our capital stock by each non-employee director, and the transactions involving them described in the section titled “Certain relationships and related party transactions.”

Executive and director compensation

Our named executive officers for the fiscal year ended December 31, 2025, consisting of our principal executive officer and the next two most highly compensated executive officers, were:

•	Zhen Li, Ph.D., our President and Chief Executive Officer;
•	A. Robert MacLeod, Ph.D., our Chief Scientific Officer; and
•	Ajim Tamboli, CFA, our former Chief Financial Officer(1)

(1)	Mr. Tamboli, our former Chief Financial Officer, separated from our company effective December 12, 2025, and was succeeded by Ryan Fisk, M.B.A., who currently serves as our Chief Financial Officer and Chief Business Officer, effective March 24, 2026.

This discussion may contain forward-looking statements that are based on our current plans, considerations, expectations, and determinations regarding future compensation programs. Actual compensation programs that we adopt following the closing of this offering may differ materially from the currently planned programs summarized in this discussion.

Summary compensation table

The following table presents all of the compensation awarded to, or earned by, our named executive officers during the fiscal year ended December 31, 2025.

Name and principal position	Year	Salary ($)		Bonus ($)	Option awards ($)(1)	Non-equity incentive plan compensation ($)(2)	All other compensation ($)		Total ($)
Zhen Li, Ph.D.	2025	555,660		—	2,274,504	305,613	14,132	(3)	3,149,909
President and Chief Executive Officer
A. Robert MacLeod, Ph.D.	2025	464,000		—	227,450	162,400	14,112	(3)	867,962
Chief Scientific Officer
Ajim Tamboli, CFA	2025	467,385	(4)	—	—	—	442,114	(3)	909,499
Former Chief Financial Officer

(1)	The amounts in this column reflect the aggregate grant date fair value of the shares underlying option awards granted during the year ended December 31, 2025, computed in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 718 for stock-based compensation transactions. Unlike the calculations contained in our consolidated financial statements, this calculation does not give effect to any estimate of forfeitures related to service-based vesting, but assumes that the named executive officer will perform the requisite service for the award to vest in full. The assumptions used in calculating the amounts of the option awards reported in this column are set forth in Notes 2 and 9 to our consolidated financial statements included elsewhere in this prospectus. This amount does not reflect the actual economic value that may be realized by the named executive officer.
(2)	The amounts disclosed represent performance bonuses earned for the year ended December 31, 2025, which were paid in the first quarter of 2026. For additional information, please see the subsection titled “—Annual discretionary performance bonuses.”
(3)	Reflects 401(k) matching contributions for Drs. Li and MacLeod. For Mr. Tamboli, reflects (i) $13,435 in 401(k) matching contributions, (ii) severance payments pursuant to the Tamboli Separation Agreement (as defined below) in an aggregate amount of $416,500, and (iii) a payment in connection with Mr. Tamboli’s separation of accrued but unused paid time off in an aggregate amount of $12,179.
(4)	Mr. Tamboli separated from our company effective December 12, 2025. For more information, please see the subsection titled “—Employment Arrangements with our Named Executive Officers” below.

Narrative to summary compensation table

Annual base salary

The 2025 annual base salary rates for our named executive officers are set forth in the table below.

Name	2025 base salary
Zhen Li, Ph.D.	$555,660
A. Robert MacLeod, Ph.D.	$464,000
Ajim Tamboli, CFA	$490,000

Base salary is the only fixed component of our named executive officers’ total cash compensation and provides competitive and stable pay to attract and retain our executives. We make annual salary decisions by taking into account competitive data, the skills and experience that each executive brings to us, and the performance contributions of each executive.

Our board of directors, in conjunction with the compensation committee, set the base salary for each named executive officer, and the base salary is subject to periodic review and adjustment. In February 2025, our board of directors increased Dr. Li’s and Dr. MacLeod’s base salaries from $529,200 to $555,660 per year and from $442,000 to $464,000 per year, respectively, with the increases retroactively effective to January 1, 2025. Our board of directors also determined in February 2025 that no change would be made to Mr. Tamboli’s base salary. The base salaries earned by our named executive officers for the year ended December 31, 2025 are included in the “Summary compensation table” above.

Annual discretionary performance bonuses

In addition to base salaries, each of our named executive officers is eligible to earn an annual discretionary bonus, which is based on achievement against corporate and individual goals established by our board of directors. At the end of the year, our board of directors reviews our performance and the compensation committee reviews each named executive officer’s individual performance against established goals for the performance year and considers the extent to which each of the goals was achieved.

For 2025, Dr. Li’s annual target bonus opportunity was equal to 50% of her base salary, Dr. MacLeod’s annual target bonus opportunity was equal to 35% of his base salary, and Mr. Tamboli’s annual target bonus opportunity was equal to 35% of his base salary. The corporate goals for 2025 included certain preclinical and clinical goals, discovery goals, business development goals, and organization recruitment goals. In January 2026, our board of directors reviewed our performance against our 2025 corporate goals and determined our 2025 corporate goals were achieved at 110% of the target level. In addition, our board of directors and the compensation committee reviewed each named executive officer’s performance for 2025, and based on achievement of our 2025 corporate goals and Drs. Li’s and MacLeod’s individual performance approved paying cash bonuses to Drs. Li and MacLeod in the amounts set forth in the “Non-equity incentive plan compensation” column of the “Summary compensation table” above.

Equity-based incentive awards

Our equity-based incentive awards are designed to align our named executive officers’ interests with those of our stockholders and to retain and incentivize our named executive officers over the long-term. Our board of directors has historically been responsible for approving equity grants. Vesting of equity awards is generally tied to continuous service with us and serves as an additional retention measure. Our named executive officers generally are awarded an initial new hire grant upon commencement of employment. Additional grants may occur periodically in order to retain and incentivize our named executive officers.

We have historically used stock option awards as an incentive for long-term compensation to our named executive officers because they are able to profit from stock option awards only if our stock price increases relative to the stock option’s exercise price, which exercise price is set at the fair market value of our common stock on the date of grant, as determined by our board of directors. We may grant equity awards at such times as our board of directors determines appropriate.

Prior to this offering, we have granted all stock options under our Amended and Restated 2020 Equity Incentive Plan (2020 Plan), the terms of which are described below under “—Equity benefit plans.” All stock option awards are granted with a per share exercise price equal to no less than the fair market value of a share of our common stock on the date of grant of such award. Generally, our stock option awards vest over a four-year period subject to the holder’s continuous service to us. Following this offering, we will grant equity awards under the terms of the 2026 Equity Incentive Plan (2026 Plan). The terms of our equity plans are described below in the subsection titled “—Equity benefit plans.”

In February 2025, as part of its annual review process, our board of directors granted Dr. Li and Dr. MacLeod stock option awards to purchase 500,000 shares of our common stock and 50,000 shares of our common stock, respectively, at a per share exercise price of $6.01. These stock option awards vested as to 25% of the shares subject to the stock option awards on the first anniversary of the grant date, and vest as to the remaining shares in a series of 12 successive equal quarterly installments thereafter, subject to the applicable named executive officer’s continuous service to us through each such date.

Employment arrangements with our named executive officers

Below are summaries of the material terms of our employment arrangements with our named executive officers. The employment of each of our named executive officers is at will. For a discussion of the severance pay and other benefits to be provided in connection with a termination of employment and/or a change in control under the arrangements with our named executive officers, see the subsection titled “—Potential payments upon termination or change in control” below.

Zhen Li, Ph.D.

In connection with her appointment to the position as our Chief Executive Officer, we entered into a letter agreement with Dr. Li, dated January 24, 2020, which governs the terms of her employment with us (the Li Agreement). Pursuant to the Li Agreement, Dr. Li was initially eligible to receive an annual base salary of $420,000, which has been increased from time to time by our board of directors and is currently $577,887 as of January 1, 2026. Dr. Li is currently eligible to receive an annual target bonus equal to 50% of her base salary, based on the achievement of corporate and individual performance goals established by our board of directors. The Li Agreement also provides for severance benefits, as described below in the subsection titled “—Potential payments upon termination or change of control.”

A. Robert MacLeod, Ph.D.

In connection with his appointment as our Chief Scientific Officer, we entered into a letter agreement with Dr. MacLeod, dated November 20, 2022, which governs the terms of his employment with us (the MacLeod Agreement). Pursuant to the MacLeod Agreement, Dr. MacLeod was initially eligible to receive an annual base salary of $425,000, which has been increased from time to time by our board of directors and is currently $482,000 as of January 1, 2026. Dr. MacLeod is eligible to receive an annual target bonus equal to 35% of his base salary, based on achievement of individual and corporate performance goals established by our board of directors. The MacLeod Agreement also provides for severance benefits and change in control vesting acceleration benefits, as described below in the subsection titled “—Potential payments upon termination or change of control.”

Ajim Tamboli, CFA

In connection with his appointment as our Chief Financial Officer, we entered into a letter agreement with Mr. Tamboli, dated July 11, 2024, which governed the terms of his employment with us (the Tamboli Agreement). Pursuant to the Tamboli Agreement, Mr. Tamboli was eligible to receive an annual base salary of $490,000. Mr. Tamboli was eligible to receive an annual target bonus equal to 35% of his base salary, based on achievement of individual and corporate performance goals established by our board of directors. On December 22, 2025, we entered into a separation agreement with Mr. Tamboli (the Tamboli Separation Agreement), pursuant to which Mr. Tamboli separated from our company effective December 12, 2025. The severance benefits provided to Mr. Tamboli under the Tamboli Separation Agreement are described below under the subsection titled “—Potential payments upon termination or change in control.”

Potential payments upon termination or change of control

Regardless of the manner in which a named executive officer’s service terminates, each named executive officer is entitled to receive amounts previously earned during his or her term of service, including unpaid salary, bonuses and incurred expenses. In addition, our named executive officers are eligible to receive certain severance benefits under their employment letter agreements and, in the case of Dr. MacLeod, are also eligible for certain change in control vesting acceleration benefits, as described more fully below.

Pursuant to the terms of the Li Agreement, if Dr. Li’s employment is terminated by us other than for “cause” (as defined in the Li Agreement), death or disability, or Dr. Li resigns for “good reason” (as defined in the Li Agreement), then Dr. Li will be eligible to receive continued payment of her then-current base salary for a period of 12 months. Dr. Li’s receipt of the severance benefits described above is conditioned on her timely executing and not revoking a separation agreement and general release in favor of us.

Pursuant to the terms of the MacLeod Agreement, if Dr. MacLeod’s employment is terminated by us other than for “cause” (as defined in the MacLeod Agreement), death or disability, or Dr. MacLeod resigns for “good reason” (as defined in the MacLeod Agreement), Dr. MacLeod will be eligible to receive (i) continued payment of his then-current base salary for a period of six months and (ii) accelerated vesting of any then-unvested and outstanding portion of the stock option granted to him in February 2023 in accordance with the applicable vesting schedule as if he had completed an additional six months of continuous service on the date of such termination of his employment. In the event Dr. MacLeod’s employment is terminated by us other than for “cause,” death or disability, or Dr. MacLeod resigns for “good reason” within twelve months following a “change in control” (as defined in the MacLeod Agreement), Dr. MacLeod will be eligible to receive the severance benefits described above, except that the stock option granted to him in February 2023 shall be accelerated and vested in full. Dr. MacLeod’s receipt of the severance benefits described above is conditioned on him timely executing and not revoking a separation agreement and general release in favor of us. In addition, if a change in control occurs, the stock option awards granted to Dr. MacLeod in February 2023, to the extent unvested and outstanding, will fully vest on the first anniversary of the change in control, subject to Dr. MacLeod’s continuous service to us (or our successor) through the date of such anniversary.

Pursuant to the terms of the Tamboli Separation Agreement, Mr. Tamboli’s received the following severance benefits upon his separation: (i) six months of his then-current base salary, (ii) payment of his 2025 annual target bonus equal to 35% of his then-current base salary, (iii) acceleration of his stock option awards equal to the number of shares that would have vested had he remained an employee for six months following his separation and (iv) reimbursement of COBRA premiums for up to six months following his separation.

Outstanding equity awards at fiscal year end

The following table presents the outstanding equity incentive plan awards held by each named executive officer as of December 31, 2025.

Option awards(1)
Name	Grant date		Vesting commencement date	Number of securities underlying unexercised options exercisable (#)		Number of securities underlying unexercised options unexercisable (#)	Option exercise price per share ($)	Option expiration date
Zhen Li, Ph.D.	08/20/2020	(2)	01/01/2020	1,372,442		—	$0.20	08/19/2030
	12/07/2020	(2)	01/01/2020	383,589		—	$0.20	12/06/2030
	03/19/2021	(3)	03/19/2021	375,530		—	$0.20	03/18/2031
	05/21/2021	(2)	01/01/2020	990,938		—	$0.47	05/20/2031
	07/30/2021	(2)	07/30/2021	832,541	(4)	—	$1.95	07/29/2031
	02/23/2022	(3)	01/01/2022	501,039		10,661	$1.95	02/22/2032
	02/26/2023	(2)	01/01/2023	351,793		159,907	$2.78	02/25/2033
	01/17/2024	(2)	01/01/2024	396,298		509,526	$4.98	01/16/2034
	02/12/2025	(2)	01/01/2025	—		500,000	$6.01	02/11/2035
A. Robert MacLeod, Ph.D.	02/26/2023	(5)	01/03/2023	413,567		187,986	$2.78	02/25/2033
	01/17/2024	(2)	01/01/2024	21,875		28,125	$4.98	01/16/2034
	02/11/2025	(2)	01/01/2025	—		50,000	$6.01	02/11/2035
Ajim Tamboli, CFA.	07/31/2024	(2)	07/15/2024	418,081		—	$5.07	07/30/2034

(1)	All of the option awards were granted under the 2020 Plan, the terms of which plan is described below under the subsection titled “—Equity benefit plans—2020 Amended and Restated Equity Incentive Plan.”
(2)	One-fourth of the shares of our common stock subject to this option vest one year after the vesting commencement date, and the balance of the shares vest in a series of 12 successive equal quarterly installments measured from the first anniversary of the vesting commencement date, subject to continuous service with us as of each such vesting date.
(3)	All of the shares of our common stock subject to this option vest in a series of 48 successive equal monthly installments measured from the vesting commencement date, subject to continuous service with us as of each such vesting date.
(4)	All of the shares of our common stock subject to this option (whether vested or unvested) are exercisable immediately, subject to our right to repurchase any such shares that have been exercised and remain unvested at the time of Dr. Li’s termination of continuous service. As of December 31, 2025, Dr. Li had not early exercised her option. As of December 31, 2025, 832,541 shares of our common stock underlying this option had vested.
(5)	One-fourth of the shares of our common stock subject to this option vest one year after the vesting commencement date, and the balance of the shares vest in a series of 12 successive equal quarterly installments measured from the first anniversary of the vesting commencement date, subject to continuous service with us as of each such vesting date. In addition, the shares subject to this option are subject to acceleration as set forth in the MacLeod Agreement. For more information, please see the subsection titled “—Potential payments upon termination or change of control” above.

Health and welfare and retirement benefits; perquisites

All of our current named executive officers are eligible to participate in our employee benefit plans, including our medical, dental, vision and life insurance plans, in each case generally on the same basis as all of our other salaried employees. We generally do not provide perquisites or personal benefits to our named executive officers, except in limited circumstances.

401(k) plan

Our named executive officers are eligible to participate in a defined contribution retirement plan that provides eligible employees with an opportunity to save for retirement on a tax advantaged basis. Eligible employees may defer eligible compensation on a pre-tax or after-tax (Roth) basis, up to the statutorily prescribed annual limits on contributions under the Internal Revenue Code of 1986, as amended (the Code). Contributions are allocated to each participant’s individual account and are then invested in selected investment alternatives according to the participants’ directions. The 401(k) plan is intended to be qualified under Section 401(a) of the Code with the 401(k) plan’s related trust intended to be tax exempt under Section 501(a) of the Code. As a tax-qualified retirement plan, contributions to the 401(k) plan (except for Roth contributions) and earnings on those contributions are not taxable to the employees until distributed from the 401(k) plan. We currently make matching contributions into the 401(k) plan on behalf of participants equal to 100% of a participant’s salary deferrals that do not exceed 2% of the participant’s eligible compensation, plus 50% of a participant’s salary deferrals between 2% and 6% of the participant’s eligible compensation, and participants are immediately and fully vested on all contributions. Our board of directors may elect to adopt qualified or nonqualified benefit plans in the future, if it determines that doing so is in our best interests.

Clawback policy

In connection with this offering, we intend to adopt a compensation recovery policy that is compliant with the Nasdaq Listing Rules, as required by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, to be effective upon the closing of this offering.

Equity benefit plans

The principal features of our equity incentive plans are summarized below. These summaries are qualified in their entirety by reference to the actual text of the applicable plan, each of which is filed as an exhibit to the registration statement of which this prospectus is a part.

2026 Equity Incentive Plan

Our board of directors adopted the 2026 Plan in      and our stockholders approved the 2026 Plan in     . We expect the 2026 Plan will become effective on the date of the underwriting agreement related to this offering. The 2026 Plan came into existence upon its adoption by our board of directors, but no grants will be made under the 2026 Plan prior to its effectiveness. The 2026 Plan is a successor to and continuation of the 2020 Plan and once the 2026 Plan becomes effective, no further grants will be made under the 2020 Plan.

Awards. The 2026 Plan provides for the grant of incentive stock options (ISOs) with the meaning of Section 422 of the Code of 1986, as amended (the Code), to employees, including employees of any parent or subsidiary, and for the grant of non-statutory stock options (NSOs), stock appreciation rights, restricted stock awards, restricted stock unit awards, performance awards and other forms of stock awards to employees, directors, and consultants, including employees and consultants of our affiliates.

Authorized shares. Initially, the maximum number of shares of our common stock that may be issued under the 2026 Plan after it becomes effective will not exceed      shares of our common stock, which is the sum of (1)      new shares of our common stock, plus (2) up to      shares that remain available for issuance under the 2020 Plan as of immediately prior to the time the 2026 Plan becomes effective, plus (3) up to      shares of our common stock subject to outstanding stock awards granted under the 2020 Plan that, on or after the 2026 Plan becomes effective, expire or otherwise terminate prior to exercise or settlement; are not issued because the stock award is settled in cash; are forfeited or repurchased because of the failure to vest; or are reacquired or withheld to satisfy a tax withholding obligation or the purchase or exercise price, if any, as such shares become available from time to time. In addition, the number of shares of our common stock reserved for issuance under the 2026 Plan will automatically increase on January 1 of each year, starting on January 1, 2027, and continuing through and including January 1, 2036, in an amount equal to (1)  % of the total number of shares of our common stock outstanding on the last day of the preceding calendar year, or (2) a lesser number of shares of our common stock determined by our board of directors prior to the date of the increase. The maximum number of shares of our common stock that may be issued upon the exercise of ISOs under the 2026 Plan will be     .

Shares subject to stock awards granted under the 2026 Plan that expire or terminate without being exercised or otherwise issued in full or that are paid out in cash rather than in shares do not reduce the number of shares available for issuance under the 2026 Plan. Shares withheld under a stock award to satisfy the exercise, strike or purchase price of a stock award or to satisfy a tax withholding obligation do not reduce the number of shares available for issuance under the 2026 Plan. If any shares of our common stock issued pursuant to a stock award are forfeited back to or repurchased or reacquired by us (1) because of the failure to vest, (2) to satisfy the exercise, strike or purchase price, or (3) to satisfy a tax withholding obligation in connection with a stock award, the shares that are forfeited or repurchased or reacquired will revert to and again become available for issuance under the 2026 Plan.

Plan administration. Our board of directors, or a duly authorized committee of our board of directors, administers the 2026 Plan and is referred to as the “plan administrator” herein. Our board of directors may also delegate to one or more persons or bodies the authority to (1) designate recipients (other than officers) to receive specified stock awards; (2) determine the number of shares subject to such stock awards; and (3) determine the terms of such stock awards. Under the 2026 Plan, our board of directors has the authority to determine award recipients, grant dates, the numbers and types of stock awards to be granted, the fair market value of our common stock, and the provisions of each stock award, including the period of exercisability and the vesting schedule applicable to a stock award.

Under the 2026 Plan, the board of directors also generally has the authority to effect, with the consent of any materially adversely affected participant, (1) the reduction of the exercise, purchase, or strike price of any outstanding option or stock appreciation right; (2) the cancellation of any outstanding option or stock appreciation right and the grant in substitution therefor of other awards, cash, or other consideration; or (3) any other action that is treated as a repricing under generally accepted accounting principles.

Stock options. ISOs and NSOs are granted under stock option agreements adopted by the plan administrator. The plan administrator determines the exercise price for stock options, within the terms and conditions of the 2026 Plan, except the exercise price of a stock option generally cannot be less than 100% of the fair market value of our common stock on the date of grant. Options granted under the 2026 Plan vest at the rate specified in the stock option agreement as determined by the plan administrator.

The plan administrator determines the term of stock options granted under the 2026 Plan, up to a maximum of ten years. Unless the terms of an optionholder’s stock option agreement, or other written agreement between us and the optionholder, provide otherwise, if an optionholder’s service relationship with us or any of our affiliates ceases for any reason other than disability, death, or cause, the optionholder may generally exercise any vested options for a period of three months following the cessation of service. This period may be extended in the event that exercise of the option is prohibited by applicable securities laws. If an optionholder’s service relationship with us or any of our affiliates ceases due to death, or an optionholder dies within a certain period following cessation of service, the optionholder or a beneficiary may generally exercise any vested options for a period of 18 months following the date of death. If an optionholder’s service relationship with us or any of our affiliates ceases due to disability, the optionholder may generally exercise any vested options for a period of 12 months following the cessation of service. In the event of a termination for cause, options generally terminate upon the termination date. In no event may an option be exercised beyond the expiration of its term.

Acceptable consideration for the purchase of our common stock issued upon the exercise of a stock option will be determined by the plan administrator and may include (1) cash, check, bank draft or money order, (2) a broker-assisted cashless exercise, (3) the tender of shares of our common stock previously owned by the optionholder, (4) a net exercise of the option if it is an NSO, or (5) other legal consideration approved by the plan administrator.

Unless the plan administrator provides otherwise, options and stock appreciation rights generally are not transferable except by will or the laws of descent and distribution. Subject to approval of the plan administrator or a duly authorized officer, an option may be transferred pursuant to a domestic relations order, official marital settlement agreement, or other divorce or separation instrument.

Tax limitations on ISOs. The aggregate fair market value, determined at the time of grant, of our common stock with respect to ISOs that are exercisable for the first time by an award holder during any calendar year under all of our stock plans may not exceed $100,000. Options or portions thereof that exceed such limit will generally be treated as NSOs. No ISO may be granted to any person who, at the time of the grant, owns or is deemed to own stock possessing more than 10% of our total combined voting power or that of any of our parent or subsidiary corporations unless (1) the option exercise price is at least 110% of the fair market value of the stock subject to the option on the date of grant, and (2) the term of the ISO does not exceed five years from the date of grant.

Restricted stock unit awards. Restricted stock unit awards are granted under restricted stock unit award agreements adopted by the plan administrator. Restricted stock unit awards may be granted in consideration for any form of legal consideration that may be acceptable to our board of directors and permissible under applicable law. A restricted stock unit award may be settled by cash, delivery of shares of our common stock, a combination of cash and shares of our common stock as determined by the plan administrator, or in any other form of consideration set forth in the restricted stock unit award agreement. Additionally, dividend equivalents may be credited in respect of shares covered by a restricted stock unit award. Except as otherwise provided in the applicable award agreement, or other written agreement between us and the participant, restricted stock unit awards that have not vested will be forfeited once the participant’s continuous service ends for any reason.

Restricted stock awards. Restricted stock awards are granted under restricted stock award agreements adopted by the plan administrator. A restricted stock award may be awarded in consideration for cash, check, bank draft or money order, past or future services to us, or any other form of legal consideration that may be acceptable to our board of directors and permissible under applicable law. The plan administrator determines the terms and conditions of restricted stock awards, including vesting and forfeiture terms. If a participant’s service relationship with us ends for any reason, we may receive any or all of the shares of our common stock held by the participant that have not vested as of the date the participant terminates service with us through a forfeiture condition or a repurchase right.

Stock appreciation rights. Stock appreciation rights are granted under stock appreciation right agreements adopted by the plan administrator. The plan administrator determines the strike price for a stock appreciation right, which generally cannot be less than 100% of the fair market value of our common stock on the date of grant. A stock appreciation right granted under the 2026 Plan vests at the rate specified in the stock appreciation right agreement as determined by the plan administrator. Stock appreciation rights may be settled in cash or shares of our common stock or in any other form of payment, as determined by our board of directors and specified in the stock appreciation right agreement.

The plan administrator determines the term of stock appreciation rights granted under the 2026 Plan, up to a maximum of 10 years. If a participant’s service relationship with us or any of our affiliates ceases for any reason other than cause, disability, or death, the participant may generally exercise any vested stock appreciation right for a period of three months following the cessation of service. This period may be further extended in the event that exercise of the stock appreciation right following such a termination of service is prohibited by applicable securities laws. If a participant’s service relationship with us or any of our affiliates ceases due to death, or a participant dies within a certain period following cessation of service, the participant or a beneficiary may generally exercise any vested stock appreciation rights for a period of 18 months following the date of death. If a participant’s service relationship with us or any of our affiliates ceases due to disability, the participant may generally exercise any vested stock appreciation rights for a period of 12 months following the cessation of service. In the event of a termination for cause, stock appreciation rights generally terminate immediately upon the occurrence of the event giving rise to the termination of the individual for cause. In no event may a stock appreciation right be exercised beyond the expiration of its term.

Performance awards. The 2026 Plan permits the grant of performance awards that may be settled in stock, cash or other property. Performance awards may be structured so that the stock or cash will be issued or paid only following the achievement of certain pre-established performance goals during a designated performance period. Performance awards that are settled in cash or other property are not required to be valued in whole or in part by reference to, or otherwise based on, our common stock.

The performance goals may be based on any measure of performance selected by our board of directors. The performance goals may be based on company-wide performance or performance of one or more business units, divisions, affiliates, or business segments, and may be either absolute or relative to the performance of one or more comparable companies or the performance of one or more relevant indices. Unless specified otherwise by our board of directors when the performance award is granted, our board of directors will appropriately make adjustments in the method of calculating the attainment of performance goals as follows: (1) to exclude restructuring and/or other nonrecurring charges; (2) to exclude exchange rate effects; (3) to exclude the effects of changes to generally accepted accounting principles; (4) to exclude the effects of any statutory adjustments to corporate tax rates; (5) to exclude the effects of items that are “unusual” in nature or occur “infrequently” as determined under generally accepted accounting principles; (6) to exclude the dilutive effects of acquisitions or joint ventures; (7) to assume that any portion of our business which is divested achieved performance objectives at targeted levels during the balance of a performance period following such divestiture; (8) to exclude the effect of any change in the outstanding shares of our common stock by reason of any stock dividend or split, stock repurchase, reorganization, recapitalization, merger, consolidation, spin-off, combination or exchange of shares or other similar corporate change, or any distributions to common stockholders other than regular cash dividends; (9) to exclude the effects of stock based compensation and the award of bonuses under our bonus plans; (10) to exclude costs incurred in connection with potential acquisitions or divestitures that are required to be expensed under generally accepted accounting principles; and (11) to exclude the goodwill and intangible asset impairment charges that are required to be recorded under generally accepted accounting principles.

Other stock awards. The plan administrator may grant other awards based in whole or in part by reference to our common stock. The plan administrator will set the number of shares under the stock award (or cash equivalent) and all other terms and conditions of such awards.

Non-employee director compensation limit. The aggregate value of all compensation granted or paid to any non-employee director with respect to any fiscal year that begins after the effective date of this offering, including awards granted and cash fees paid by us to such non-employee director, will not exceed (1) $    in total value or (2) if such non-employee director is first appointed or elected to our board of directors during such fiscal year, $    in total value.

Changes to capital structure. In the event of certain changes in our capital structure, such as a stock split, reverse stock split, or recapitalization, appropriate adjustments will be made to (1) the class and maximum number of shares reserved for issuance under the 2026 Plan, (2) the class and maximum number of shares by which the share reserve may increase automatically each year, (3) the class and maximum number of shares that may be issued on the exercise of ISOs, and (4) the class and number of shares and exercise price, strike price, or purchase price, if applicable, of all outstanding stock awards.

Corporate transactions. The following applies to stock awards under the 2026 Plan in the event of a “corporate transaction,” unless otherwise provided in a participant’s stock award agreement or other written agreement with us or one of our affiliates or unless otherwise expressly provided by the plan administrator at the time of grant.

In the event of a corporate transaction, any stock awards outstanding under the 2026 Plan may be assumed, continued or substituted for by any surviving or acquiring corporation (or its parent company), and any reacquisition or repurchase rights held by us with respect to the stock award may be assigned to our successor (or its parent company). If the surviving or acquiring corporation (or its parent company) does not assume, continue or substitute for such stock awards, then (1) with respect to any such stock awards that are held by participants whose continuous service has not terminated prior to the effective time of the corporate transaction (current participants), the vesting (and exercisability, if applicable) of such stock awards will be accelerated in full (or, in the case of performance awards with multiple vesting levels depending on the level of performance, vesting will accelerate at 100% of the target level) to a date prior to the effective time of the corporate transaction (contingent upon the effectiveness of the corporate transaction), and such stock awards will terminate if not exercised (if applicable) at or prior to the effective time of the corporate transaction, and any reacquisition or repurchase rights held by us with respect to such stock awards will lapse (contingent upon the effectiveness of the corporate transaction), and (2) any such stock awards that are held by persons other than current participants will terminate if not exercised (if applicable) prior to the effective time of the corporate transaction, except that any reacquisition or repurchase rights held by us with respect to such stock awards will not terminate and may continue to be exercised notwithstanding the corporate transaction.

In the event a stock award will terminate if not exercised prior to the effective time of a corporate transaction, the plan administrator may provide, in its sole discretion, that the holder of such stock award may not exercise such stock award but instead will receive a payment equal in value to the excess (if any) of (1) the per share amount payable to holders of our common stock in connection with the corporate transaction, over (2) any per share exercise price payable by such holder, if applicable. In addition, any escrow, holdback, earn-out or similar provisions in the definitive agreement for the corporate transaction may apply to such payment to the same extent and in the same manner as such provisions apply to the holders of our common stock.

Under the 2026 Plan, a “corporate transaction” is generally defined as the consummation of: (1) a sale of all or substantially all of our assets, (2) the sale or disposition of at least 50% of our outstanding securities, (3) a merger or consolidation where we do not survive the transaction, or (4) a merger or consolidation where we do survive the transaction but the shares of our common stock outstanding immediately before such transaction are converted or exchanged into other property by virtue of the transaction.

Change in control. Awards granted under the 2026 Plan may be subject to acceleration of vesting and exercisability upon or after a “change in control” as may be provided in the applicable stock award agreement or in any other written agreement between us or any affiliate and the participant, but in the absence of such provision, no such acceleration will automatically occur.

Under the 2026 Plan, a “change in control” is generally defined as: (1) the acquisition by any person or company of more than 50% of the combined voting power of our then outstanding stock; (2) a consummated merger, consolidation or similar transaction in which our stockholders immediately before the transaction do not own, directly or indirectly, more than 50% of the combined voting power of the surviving entity (or the parent of the surviving entity) in substantially the same proportions as their ownership immediately prior to such transaction; (3) a consummated sale, lease, exclusive license or other disposition of all or substantially all of our assets other than to an entity more than 50% of the combined voting power of which is owned by our stockholders in substantially the same proportions as their ownership of our outstanding voting securities immediately prior to such transaction; or (4) when a majority of our board of directors becomes comprised of individuals who were not serving on our board of directors on the date the 2026 Plan was adopted by the board of directors, or the incumbent board, or whose nomination, appointment, or election was not approved by a majority of the incumbent board still in office.

Plan amendment or termination. Our board of directors has the authority to amend, suspend, or terminate the 2026 Plan at any time, provided that such action does not materially impair the existing rights of any participant without such participant’s written consent. Certain material amendments also require the approval of our stockholders. No ISOs may be granted after the tenth anniversary of the date our board of directors adopted the 2026 Plan. No stock awards may be granted under the 2026 Plan while it is suspended or after it is terminated.

2026 Employee Stock Purchase Plan

Our board of directors adopted the 2026 Employee Stock Purchase Plan (ESPP) in      and our stockholders approved the ESPP in     . The ESPP will become effective immediately prior to and contingent upon the date of the underwriting agreement related to this offering. The purpose of the ESPP is to secure the services of new employees, to retain the services of existing employees and to provide incentives for such individuals to exert maximum efforts toward our success and that of our affiliates. The ESPP includes two components. One component is designed to allow eligible U.S. employees to purchase our common stock in a manner that may qualify for favorable tax treatment under Section 423 of the Code. The other component permits the grant of purchase rights that do not qualify for such favorable tax treatment in order to allow deviations necessary to permit participation by eligible employees who are foreign nationals or employed outside of the United States while complying with applicable foreign laws.

Share reserve. Following this offering, the ESPP will authorize the issuance of      shares of our common stock under purchase rights granted to our employees or to employees of any of our designated affiliates. The number of shares of our common stock reserved for issuance will automatically increase on January 1 of each year, from January 1, 2027 continuing through and including January 1, 2036, by the lesser of (1)  % of the total number of shares of our common stock outstanding on the last day of the preceding calendar year, and (2)      shares of our common stock, except before the date of any such increase, our board of directors may determine that such increase will be less than the amount set forth in clauses (1) and (2).

Administration. Our board of directors, or a duly authorized committee of our board of directors, administers the ESPP. The ESPP is implemented through a series of offerings under which eligible employees are granted rights to purchase shares of our common stock on specified dates during such offerings. Under the ESPP, we may specify offerings with durations of not more than 27 months, and may specify shorter purchase periods within each offering. An offering under the ESPP may be terminated under certain circumstances.

Payroll deductions. Generally, all regular employees, including executive officers, employed by us or by any of our designated affiliates, may participate in the ESPP and may contribute, normally through payroll deductions, up to a specified percentage of their earnings (as set forth in, and as defined in, the offering document our board of directors or compensation committee may adopt from time to time with respect to offerings under the ESPP) for the purchase of our common stock under the ESPP. Unless otherwise determined by our board of directors, common stock will be purchased for the accounts of employees participating in the ESPP at a price per share equal to the lower of (a) 85% of the fair market value of a share of our common stock on the first trading date of an offering or (b) 85% of the fair market value of a share of our common stock on the date of purchase.

Limitations. Employees may have to satisfy one or more of the following service requirements before participating in the ESPP, as determined by our board of directors, including: (1) being customarily employed for more than 20 hours per week; (2) being customarily employed for more than five months per calendar year; or (3) continuous employment with us or one of our affiliates for a period of time (not to exceed two years). No employee may purchase shares under the ESPP at a rate in excess of $25,000 worth of our common stock based on the fair market value per share of our common stock at the beginning of an offering for each calendar year such a purchase right is outstanding. Finally, no employee will be eligible for the grant of any purchase rights under the ESPP if immediately after such rights are granted, such employee has voting power over 5% or more of our outstanding capital stock measured by vote or value under Section 424(d) of the Code.

Changes to capital structure. In the event of certain changes in our capital structure, such as a stock split, reverse stock split or recapitalization, appropriate adjustments will be made to (1) the class and maximum number of shares reserved under the ESPP, (2) the class and maximum number of shares by which the share reserve may increase automatically each year, (3) the class and number of shares and purchase price of all outstanding purchase rights and (4) the class and number of shares that are subject to purchase limits under ongoing offerings.

Corporate transactions. In the event of a “corporate transaction,” any then-outstanding rights to purchase our stock under the ESPP may be assumed, continued or substituted for by any surviving or acquiring entity (or its parent company). If the surviving or acquiring entity (or its parent company) elects not to assume, continue or substitute for such purchase rights, then the participants’ accumulated payroll contributions will be used to purchase shares of our common stock within 10 business days before such corporate transaction, and such purchase rights will terminate immediately after such purchase.

Under the ESPP, a “corporate transaction” is generally the consummation of: (1) a sale of all or substantially all of our assets; (2) the sale or disposition of more than 50% of our outstanding securities; (3) a merger or consolidation where we do not survive the transaction; and (4) a merger or consolidation where we do survive the transaction but the shares of our common stock outstanding immediately before such transaction are converted or exchanged into other property by virtue of the transaction.

ESPP amendment or termination. Our board of directors has the authority to amend or terminate the ESPP, except in certain circumstances such amendment or termination may not materially impair any outstanding purchase rights without the holder’s consent. We will obtain stockholder approval of any amendment to the ESPP, as required by applicable law or listing requirements.

Amended and Restated 2020 Equity Incentive Plan

Our board of directors and stockholders adopted the 2020 Plan in July 2020. It was most recently amended in September 2025. The 2020 Plan provides for the grant of ISOs to employees, including employees of any parent or subsidiary, and for the grant of NSOs, stock appreciation rights, restricted stock awards, restricted stock unit awards and other forms of stock awards to employees, directors and consultants, including employees and consultants of our affiliates. Once the 2026 Plan becomes effective, no further grants will be made under the 2020 Plan. Any outstanding stock awards granted under the 2020 Plan will remain subject to the terms of the 2020 Plan and applicable award agreements.

As of March 31, 2026, stock options to purchase      shares of our common stock remained outstanding under the 2020 Plan,      restricted shares of our common stock (which were acquired through the exercise of unvested shares subject to stock options) remained outstanding under the 2020 Plan, and      shares of our common stock remained available for future issuance under the 2020 Plan. In the event that an outstanding stock option or other stock award for any reason expires or is canceled, the shares allocable to such stock award will be added to the number of shares then available for issuance under the 2026 Plan.

Further, we expect that any shares remaining available for issuance under the 2020 Plan when the 2026 Plan becomes effective will become available for issuance under the 2026 Plan.

Plan administration. Our board of directors, or a duly authorized committee of our board of directors to which the board delegates its administrative authority, administers the 2020 Plan and is referred to as the “plan administrator” herein. Under the 2020 Plan, the plan administrator has the authority to, among other things, determine who will be granted stock awards, to determine the terms and conditions of each stock award (including the number of shares subject to the stock award and when the stock award will vest and, as applicable, become exercisable), to accelerate the time(s) at which a stock award may vest or be exercised, and to construe and interpret the terms of the 2020 Plan and stock awards granted thereunder.

Under the 2020 Plan, the plan administrator also generally has the authority to effect, with the consent of any adversely affected participant, (1) the reduction of the exercise, purchase, or strike price of any outstanding stock award; (2) the cancellation of any outstanding stock award and the grant in substitution therefor of a new stock award, cash, or other consideration; or (3) any other action that is treated as a repricing under generally accepted accounting principles.

Stock options. ISOs and NSOs are granted under stock option agreements adopted by the plan administrator. The plan administrator determines the exercise price for stock options, within the terms and conditions of the 2020 Plan, provided that the exercise price of a stock option generally cannot be less than 100% of the fair market value of our common stock on the date of grant (or 110% of the fair market value for certain significant stockholders). Options granted under the 2020 Plan vest at the rate specified in the stock option agreement as determined by the plan administrator.

The plan administrator determines the term of stock options granted under the 2020 Plan, up to a maximum of 10 years (or five years, for certain significant stockholders). Unless the terms of an optionholder’s stock option agreement provide otherwise, if an optionholder’s service relationship with us, or any of our affiliates, ceases for any reason other than disability, death or cause, the optionholder may generally exercise any vested options for a period of three months following the cessation of service. This period may be extended in the event that exercise of the option is prohibited by applicable securities laws or the sale of stock acquired upon exercise of the option would violate our insider trading policy. If an optionholder’s service relationship with us or any of our affiliates ceases due to disability or death, or an optionholder dies within a certain period following cessation of service, the optionholder or a beneficiary may generally exercise any vested options for a period of 12 months in the event of disability and 18 months in the event of death. In the event of a termination for cause, options generally terminate immediately upon the termination of the individual for cause. In no event may an option be exercised beyond the expiration of its term.

Acceptable consideration for the purchase of our common stock issued upon the exercise of a stock option will be determined by the plan administrator and may include (1) cash, check, bank draft, electronic funds transfer or money order payable to us, (2) subject to company and/or Board consent and provided that at the time of exercise the common stock is publicly traded, a broker-assisted cashless exercise, (3) subject to company and/ or Board consent and provided that at the time of exercise the common stock is publicly traded, the tender of shares of our common stock previously owned by the optionholder, (4) subject to company and/or Board consent at the time of exercise, a net exercise of the option if it is an NSO, (5) a deferred payment arrangement, or (6) other legal consideration approved by the plan administrator.

Unless the plan administrator provides otherwise, options generally are not transferable except by will or the laws of descent and distribution. Subject to approval of the plan administrator (1) an option may be transferred pursuant to a domestic relations order, official marital settlement agreement, or other divorce or separation instrument and (2) an optionholder may designate a beneficiary who may exercise the option following the optionholder’s death.

The plan administrator may grant options that can be exercised before the shares subject to the option have vested. If a participant exercises unvested shares subject to an option, the participant will receive unvested (i.e. restricted) shares subject to a right of repurchase in favor of the company that will lapse over the original vesting schedule for the option while the participant remains in continuous service. If a participant’s service relationship with us ends for any reason, we may receive any or all of the shares of our common stock held by the participant that have not vested as of the date the participant terminates service with us through a forfeiture condition or a repurchase right.

Changes to capital structure. In the event of certain changes in our capital structure, such as a stock split, reverse stock split, or recapitalization, appropriate and proportionate adjustments will be made to the class(es) and number of shares and exercise price, strike price, or purchase price, if applicable, of all outstanding stock awards.

Corporate transactions. The 2020 Plan provides that in the event of a “corporate transaction,” unless otherwise provided in an award agreement or other written agreement between us and the award holder or unless otherwise expressly provided by our board of directors at the time of grant of a stock award, our board of directors may take one or more of the following actions with respect to such stock awards:

•	arrange for the assumption, continuation, or substitution of a stock award by a surviving or acquiring corporation;

•	arrange for the assignment of any reacquisition or repurchase rights held by us to the surviving or acquiring corporation;

•	accelerate the vesting, in whole or in part, of the stock award and provide for its termination if not exercised (if applicable) at or before the effective time of the corporate transaction;

•	arrange for the lapse, in whole or in part, of any reacquisition or repurchase rights held by us;

•

cancel or arrange for the cancellation of the stock award, to the extent not vested or not exercised before the effective time of the corporate transaction, in exchange for such cash consideration (including no consideration) as our board of directors, in its sole discretion, may consider appropriate; and

•

make a payment equal to the excess, if any, of (1) the value of the property the participant would have received on exercise of the stock award immediately before the effective time of the corporate transaction, over (2) any exercise price payable by the participant in connection with the exercise.

The plan administrator is not obligated to treat all stock awards or portions of stock awards in the same manner and is not obligated to treat all participants in the same manner.

Under the 2020 Plan, a “corporate transaction” is generally defined as the consummation, in a single transaction or in a series of related transactions, of any one or more of the following events: (1) a sale or other disposition of all or substantially all of our assets, (2) the sale or other disposition of more than 50% of our outstanding securities, (3) a merger or consolidation or similar transaction where we do not survive the transaction, or (4) a merger, consolidation or similar transaction where we do survive the transaction but the shares of our common stock outstanding immediately before such transaction are converted or exchanged into other property by virtue of the transaction.

Plan amendment or termination. Our board of directors has the authority to amend, suspend, or terminate the 2020 Plan at any time, provided that such action does not impair the existing rights of any participant without such participant’s written consent. Certain material amendments also require the approval of our stockholders. Unless terminated sooner, the 2020 Plan will automatically terminate on July 22, 2030. No stock awards may be granted under the 2020 Plan while it is suspended or after it is terminated. Once the 2026 Plan is effective, no further grants will be made under the 2020 Plan.

Non-employee director compensation

As of December 31, 2025, Dr. Tagliaferri held options to purchase 209,182 shares of our common stock and Dr. Kim, a former non-employee member of our board of directors, held options to purchase 65,370 shares of our common stock. None of our other non-employee directors held any outstanding option awards or stock awards as of December 31, 2025.

We did not provide cash compensation to any of our current non-employee directors in the year ended December 31, 2025.

We have a policy of reimbursing all of our non-employee directors for their reasonable out-of-pocket expenses in connection with attending board of directors and committee meetings.

Post-IPO non-employee director compensation policy

Our board of directors is expected to adopt a non-employee director compensation policy (the Post-IPO Compensation Policy) that will become effective upon the execution and delivery of the underwriting agreement related to this offering and will be applicable to all of our non-employee directors. The Post-IPO Compensation Policy provides that each such non-employee director will receive the following compensation for service on our board of directors:

•	an annual cash retainer of $ ;

•	an additional annual cash retainer of $ for service as non-employee chair of the board of directors or lead independent director;

•	an additional annual cash retainer of $ , $ and $ for service as a non-chair member of the audit committee, compensation committee, and the nominating and corporate governance committee, respectively;

•

an additional annual cash retainer of $    , $     and $     for service as chair of the audit committee, chair of the compensation committee, and chair of the nominating and corporate governance committee, respectively (in lieu of the non-chair committee member retainer above);

•	an initial option grant to purchase shares of our common stock, vesting in equal monthly installments; and

•	an annual option grant to purchase shares of our common stock, vesting on the earlier of (i) and (ii) .

Each of the option grants described above will be granted under the 2026 Plan, the terms of which are described in more detail above under the subsection titled “—Equity benefit plans—2026 Equity Incentive Plan.” Each such option grant will vest and become exercisable subject to the director’s continuous service with us, provided that each option will vest in full upon a change in control (as defined in the 2026 Plan) of the company, subject to the director’s continuous service through immediately prior to the change in control. The term of each option will be ten years, subject to earlier termination as provided in the 2026 Plan.

Limitations on liability and indemnification

Our amended and restated certificate of incorporation, which will become effective immediately prior to the closing of this offering, will contain provisions that limit the liability of our current and former directors and officers for monetary damages to the fullest extent permitted by Delaware law. Delaware law provides that directors and officers of a corporation will not be personally liable for monetary damages for any breach of fiduciary duties as directors or officers, except liability for:

•	any breach of the director’s or officer’s duty of loyalty to the corporation or its stockholders;
•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;
•	as a director, unlawful payments of dividends or unlawful stock repurchases or redemptions;
•	as an officer, derivative claims brought on behalf of the corporation by a stockholder; or
•	any transaction from which the director or officer derived an improper personal benefit.

Such limitation of liability does not apply to liabilities arising under federal securities laws and does not affect the availability of equitable remedies such as injunctive relief or rescission.

Our amended and restated certificate of incorporation that will be in effect immediately prior to the closing of this offering will authorize us to indemnify our directors, officers, employees and other agents to the fullest extent permitted by Delaware law. Our amended and restated bylaws that will be in effect immediately prior to the closing of this offering will provide that we are required to indemnify our directors and officers to the fullest extent permitted by Delaware law and may indemnify our other employees and agents. Our amended and restated bylaws that will be in effect immediately prior to the closing of this offering will also provide that, on satisfaction of certain conditions, we will advance expenses incurred by a director or officer in advance of the final disposition of any action or proceeding, and permit us to secure insurance on behalf of any officer, director, employee, or other agent for any liability arising out of his or her actions in that capacity regardless of whether we would otherwise be permitted to indemnify him or her under the provisions of Delaware law. We have entered into, or will enter into in connection with this offering, agreements to indemnify our directors, executive officers and other employees as determined by the board of directors. With certain exceptions, these agreements provide for indemnification for related expenses including attorneys’ fees, judgments, fines and settlement amounts incurred by any of these individuals in connection with any action, proceeding or investigation.

We believe that our amended and restated certificate of incorporation and these amended and restated bylaw provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and officers. We also maintain customary directors’ and officers’ liability insurance.

The limitation of liability and indemnification provisions in our amended and restated certificate of incorporation and amended and restated bylaws that will be in effect immediately prior to the closing of this offering may discourage stockholders from bringing a lawsuit against our directors for breach of their fiduciary duty. They may also reduce the likelihood of derivative litigation against our directors and officers, even though an action, if successful, might benefit us and other stockholders. Further, a stockholder’s investment may be adversely affected to the extent that we pay the costs of settlement and damage awards against directors and officers as required by these indemnification provisions.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted for directors, executive officers, or persons controlling us, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Certain relationships and related party transactions

The following includes a summary of transactions since January 1, 2023, to which we have been a party, in which the amount involved in the transaction exceeded the lesser of $120,000 or 1% of the average of our total assets as of December 31, 2025 and 2024, and in which any of our directors, executive officers or, to our knowledge, beneficial owners of more than 5% of our capital stock at the time of such transaction, or any member of the immediate family of any of the foregoing persons had or will have a direct or indirect material interest, other than equity and other compensation, termination, change in control and other arrangements, which are described in the section titled “Executive and director compensation.”

Series B-1 preferred stock financing

In January 2023, we entered into a Series B-1 preferred stock purchase agreement with various investors, pursuant to which we sold and issued an aggregate of 6,913,353 shares of Series B-1 convertible preferred stock (Series B-1 Preferred Stock) at a purchase price of $6.65 per share, for aggregate gross proceeds of $46.0 million.

The participants in the Series B-1 Preferred Stock financing included the following holders of more than 5% of our capital stock, or entities affiliated with them:

Participants	Shares of Series B-1 preferred stock	Aggregate consideration
Ascenta Capital Fund I, L.P.(1)	2,254,354	$14,999,998.11
Entities affiliated with OrbiMed(2)	1,502,903	$10,000,000.97
Entities affiliated with SR One(3)	1,502,902	$9,999,994.31
LAV Biosciences Fund V, L.P.(4)	601,161	$3,999,999.06
Entities affiliated with Sheila Gujrathi(5)	150,291	$1,000,004.77

(1)	Consists of 2,254,354 shares of Series B-1 Preferred Stock originally issued to Ascenta Capital SPV I, L.P. and transferred to Ascenta Capital Fund I, L.P. (Ascenta) on June 30, 2023. Ascenta is an affiliate of Ascenta Capital Fund I GP, L.L.C.

(2)	Consists of (i) 901,742 shares of Series B-1 Preferred Stock issued to OrbiMed Private Investments VII, LP (OrbiMed US) and (ii) 601,161 shares of Series B-1 Preferred Stock issued to OrbiMed Israel Partners II, L.P. (OrbiMed Israel and, together with OrbiMed US, OrbiMed). Carl L. Gordon, Ph.D., CFA, a member of our board of directors, is founding member, Managing Partner, and Co-Head of Global Private Equity at OrbiMed, and was designated to our board of directors by OrbiMed US. Erez Chimovits, M.B.A., a member of our board of directors, is a Partner at OrbiMed and was designated to our board of directors by OrbiMed Israel.

(3)	Consists of (i) 1,304,883 shares of Series B-1 Preferred Stock issued to SR One Capital Fund I Aggregator, LP and (ii) 198,019 shares of Series B-1 Preferred Stock issued to SR One Co-Invest III, LLC (collectively, SR One). Simeon George, M.D., M.B.A., a member of our board of directors, is Chief Executive Officer and Managing Partner at SR One and was designated to our board of directors by SR One.

(4)	LAV Biosciences Fund V, L.P. is an affiliate of Lilly Asia Ventures. Judith J. Li, M.B.A., a member of our board of directors, is a Partner at Lilly Asia Ventures and was designated to our board of directors by Lilly Asia Ventures.

(5)	Consists of (i) 75,145 shares of our common stock issuable upon conversion of Series B-1 preferred stock held by the Jordan Yechiel Cohen and Sheila Kumari Gujrathi AB Living Trust (Gujrathi Trust), (ii) 37,573 shares of our common stock issuable upon conversion of Series B-1 preferred stock held by the Jaden K. Cohen Irrevocable Trust Number One (Jaden Trust) and (iii) 37,573 shares of our common stock issuable upon conversion of Series B-1 preferred stock held by the Sorrel K. Cohen Irrevocable Trust Number One (Sorrel Trust). Sheila Gujrathi, a former member of our board of directors, is trustee of the Gujrathi Trust and is the parent of the beneficiaries of the Jaden Trust and Sorrel Trust.

Series C preferred stock financing

In August 2023, we entered into a Series C preferred stock purchase agreement with various investors, pursuant to which we sold and issued an aggregate of 24,038,463 shares of Series C convertible preferred stock (Series C Preferred Stock) at a purchase price of $8.32 per share, for aggregate gross proceeds of $200.0 million.

The participants in the Series C Preferred Stock financing included the following holders of more than 5% of our capital stock, or entities affiliated with them:

Participants	Shares of Series C preferred stock	Aggregate consideration
BCLS Fund III Investments, LP(1)	6,009,615	$49,999,996.80
Entities affiliated with SR One(2)	2,403,847	$20,000,007.04
Entities affiliated with OrbiMed(3)	961,539	$8,000,004.48
Entities affiliated with LAV Fund(4)	901,442	$7,499,997.44
Ascenta Capital Fund I, L.P.(5)	901,442	$7,499,997.44

(1)	BCLS Fund III Investments, LP (BCLS) is an affiliate of Bain Capital Life Sciences. Ricky Sun, Ph.D., M.B.A., a member of our board of directors, is a Partner at Bain Capital Life Sciences and was designated to our board of directors by BCLS.

(2)	Consists of (i) 1,802,885 shares of Series C Preferred Stock issued to SR One Capital Opportunities Fund I, LP and (ii) 600,962 shares of Series C Preferred Stock issued to SR One Capital Fund I Aggregator, LP. Simeon George, M.D., M.B.A., a member of our board of directors, is Chief Executive Officer and Managing Director at SR One and was designated to our board of directors by SR One.

(3)	Consists of (i) 661,058 shares of Series C Preferred Stock issued to OrbiMed US and (ii) 300,481 shares of Series C Preferred Stock issued to OrbiMed Israel. Carl L. Gordon, Ph.D., CFA, a member of our board of directors, is founding member, Managing Partner, and Co-Head of Global Private Equity at OrbiMed, and was designated to our board of directors by OrbiMed US. Erez Chimovits, M.B.A., a member of our board of directors, is a Partner at OrbiMed and was designated to our board of directors by OrbiMed Israel.

(4)	Consists of (i) 360,577 shares of Series C Preferred Stock issued to LAV Fund VI, L.P., (ii) 360,577 shares of Series C Preferred Stock issued to LAV Fund VI Opportunities, L.P. and (iii) 180,288 shares of Series C Preferred Stock issued to LAV Biosciences Fund V, L.P. (collectively, Lilly Asia Ventures). Judith J. Li, M.B.A., a member of our board of directors, is a Partner at Lilly Asia Ventures and was designated to our board of directors by Lilly Asia Ventures.

(5)	Ascenta Capital Fund I, L.P. (Ascenta) is an affiliate of Ascenta Capital Fund I GP, L.L.C. Lorence Kim, M.D., M.B.A., a former member of our board of directors, is Managing Member at Ascenta Capital Fund I GP, L.L.C. and was previously designated to our board of directors by Ascenta.

Investor agreements

In connection with Series C Preferred Stock financing described above, we entered into the Third Amended and Restated Investors’ Rights Agreement (Investors’ Rights Agreement), Third Amended and Restated Voting Agreement (Voting Agreement) and Third Amended and Restated Right of First Refusal and Co-Sale Agreement, which contain registration rights, information rights, voting rights, and rights of first refusal and co-sale, among other things, with certain of our stockholders. Pursuant to the Voting Agreement, certain of our stockholders have the right to designate member(s) to be elected to our board of directors. See the section titled “Management—Family relationships and other arrangements.” The foregoing agreements will terminate upon the closing of this offering, except for the registration rights set forth in the Investors’ Rights Agreement, as more fully described below in the section titled “Description of capital stock—Registration rights.”

Tenacia agreement

In September 2025, we entered into a collaboration agreement and supplemental agreement with Tenacia Biotechnology (Hongkong) Co., Ltd. (Tenacia), pursuant to which we and Tenacia established a strategic collaboration for Tenacia to perform, manage, and execute certain clinical trial services in relation to agazisiran and onvuzosiran for us in Greater China, consisting of the People’s Republic of China, Hong Kong, Macau and Taiwan. In connection with the collaboration agreement and supplemental agreement, we granted Tenacia a right of first negotiation for a specified period following publication of results of such studies to obtain an exclusive license to agazisiran and onvuzosiran in Greater China subject to specified conditions, and we may terminate such right of first negotiation at any time by paying Tenacia an amount to be determined by reference to the aggregate service fee totals to Tenacia. Tenacia is wholly owned by entities affiliated with Bain Capital, which is an affiliate of BCLS, a holder of more than 5% of our capital stock. The proposed total budget of the collaboration agreement with Tenacia is approximately $7.7 million.

Employment of immediate family

In January 2022, we entered into a consultancy agreement with Zhiqing Zhou, Dr. Li’s spouse, for research data management and information technology support. In August 2023, we terminated the consultancy agreement and hired Mr. Zhou as our Executive Director of Information Technology & Bioinformatics. For the years ended December 31, 2023, 2024 and 2025, Mr. Zhou was paid $0.3 million, $0.3 million and $0.3 million, respectively, in salary and received option awards representing 8,000 shares, 6,000 shares and 6,000 shares, respectively.

Employment arrangements

We have entered into employment agreements with our executive officers. For more information regarding these agreements with our named executive officers, see the section titled “Executive and director compensation.”

Equity awards granted to executive officers and directors

We have granted equity awards to our executive officers, as more fully described in the section titled “Executive and director compensation.”

Indemnification agreements

We have entered, and intend to continue to enter, into separate indemnification agreements with each of our directors and executive officers, as described in the section titled “Executive and director compensation— Limitations on liability and indemnification.”

Policies and procedures for transactions with related persons

Prior to the closing of this offering, we will adopt a written related person transactions policy that sets forth our policies and procedures regarding the identification, review, consideration and continuing oversight of “related person transactions.” For purposes of our policy only, a “related person transaction” is a transaction, arrangement or relationship (or any series of similar transactions, arrangements or relationships) in which we and any “related person” are participants involving an amount that exceeds the lesser of $120,000 or 1% of the average of our total assets at year-end for the last two completed fiscal years. Transactions involving compensation for services provided to us as an employee, consultant or director are not considered related person transactions under this policy. A related person is any executive officer, director, nominee to become a director or a holder of more than 5% of any class of our voting securities, including any of their immediate family members and affiliates, and entities owned or controlled by such persons or entities in which such person has a 5% or greater beneficial ownership interest.

Under the policy, where a transaction has been identified as a related person transaction, management must present information regarding the proposed related person transaction to our audit committee (or, where review by our audit committee would be inappropriate for reasons of conflict of interest or otherwise, to another independent body of our board of directors) for review. The presentation must include a description of, among other things, all of the parties thereto, the direct and indirect interests of the related persons, the purpose of the transaction, the material facts, the benefits of the transaction to us and whether any alternative transactions are available, an assessment of whether the terms are comparable to the terms available from unrelated third parties or to employees generally and management’s recommendation. To identify related person transactions in advance, we rely on information supplied by our executive officers, directors and certain significant stockholders. In considering related person transactions, our audit committee or another independent body of our board of directors takes into account the relevant available facts and circumstances including, but not limited to:

•	the risks, costs and benefits to us;

•	the impact on a director’s independence in the event the related person is a director, immediate family member of a director or an entity with which a director is affiliated;

•	the terms of the transaction;

•	the availability of other sources for comparable services or products; and

•	the terms available to or from, as the case may be, unrelated third parties.

In the event a director has an interest in the proposed transaction, the director must recuse himself or herself from the deliberations and approval.

Principal stockholders

The following table sets forth information regarding beneficial ownership of our common stock as of     , 2026 by:

•	each person, or group of affiliated persons, known by us to beneficially own more than 5% of our common stock;
•	each of our directors;
•	each of our named executive officers; and
•	all of our current executive officers and directors as a group.

We have determined beneficial ownership in accordance with the rules of the SEC. Under these rules, beneficial ownership includes any of our common stock as to which the individual or entity has sole or shared voting power or investment power. Applicable percentage ownership is based on      of our common stock outstanding as of     , 2026, after giving effect to the automatic conversion of shares of our convertible preferred stock outstanding as     , 2026, into an aggregate of      shares of our common stock immediately prior to the closing of this offering. In computing the number of shares beneficially owned by an individual or entity and the percentage ownership of that person, shares of our common stock subject to options or other rights held by such person that are currently exercisable or will become exercisable within 60 days of     , 2026, are considered outstanding, although these shares are not considered outstanding for purposes of computing the percentage ownership of any other person.

Unless noted otherwise, the address of all listed stockholders is c/o ADARx Pharmaceuticals, Inc., 5871 Oberlin Drive, Suite 200, San Diego, California 92121.

Each of the stockholders listed has sole voting and investment power with respect to the shares beneficially owned by the stockholder unless noted otherwise, subject to community property laws where applicable.

Name and address of beneficial owner	Number of shares of beneficially owned	Percentage of shares beneficially owned
		Before offering	After offering
Greater than 5% stockholders:
Entities affiliated with OrbiMed(1)		%	%
Entities affiliated with LAV Fund(2)		%	%
Entities affiliated with SR One(3)		%	%
Zhen Li, Ph.D.(4)		%	%
BCLS Fund III Investments, LP(5)		%	%

Directors and named executive officers:
Zhen Li, Ph.D.(4)		%	%
Ajim Tamboli, CFA		%	%
A. Robert MacLeod, Ph.D.(6)		%	%
Ricky Sun, Ph.D., M.B.A.(5)		%	%
Chen Yu, M.D., M.B.A.(7)		%	%
Simeon George, M.D., M.B.A.(3)		%	%
Erez Chimovits, M.B.A.(1)		%	%
Carl L. Gordon, Ph.D., CFA(1)		%	%
Judith J. Li, M.B.A.		%	%
Mary Tagliaferri, M.D.		%	%
Ting Feng, Ph.D. .		%	%
Ying Huang, Ph.D.		%	%
All current executive officers and directors as a group (13 persons)(8)		%	%

*	Represents beneficial ownership of less than 1%.
(1)	Consists of (i) shares of our common stock issuable upon conversion of Series A preferred stock held by OrbiMed Israel Partners II, L.P. (OIP II), (ii) shares of our common stock issuable upon conversion of Series A preferred stock held by OrbiMed Private Investments VII, LP (OPI VII), (iii) shares of our common stock issuable upon conversion of Series B preferred stock held by OIP II, (iv) shares of our common stock issuable upon conversion of Series B preferred stock held by OPI VII, (v) shares of our common stock issuable upon conversion of Series B-1 preferred stock held by OIP II, (vi) shares of our common stock issuable upon conversion of Series B-1 preferred stock held by OPI VII, (vii) shares of our common stock issuable upon conversion of Series C preferred stock held by OIP II and (viii) shares of our common stock issuable upon conversion of Series C preferred stock held by OPI VII. OrbiMed Israel GP II, L.P. (Israel GP II) is the general partner of OIP II, and OrbiMed Advisors Israel II Limited (Advisors Israel II) is the general partner of Israel GP II. Advisors Israel II and Israel GP II may be deemed to have shared voting and investment power over the securities held by OIP II, and both Advisors Israel II and Israel GP II may be deemed to directly or indirectly, including by reason of their mutual affiliation, to be the beneficial owners of the shares held by OIP II. Advisors Israel II exercises this investment power through an investment committee comprised of Carl L. Gordon, Ph.D., CFA, Erez Chimovits, M.B.A. and David P. Bonita, each of whom disclaims beneficial ownership of the shares held by OIP II. OrbiMed Capital GP VII LLC (GP VII) is the general partner of OPI VII, and OrbiMed Advisors LLC (Advisors) is the managing member of GP VII. By virtue of such relationships, GP VII and Advisors may be deemed to have voting power and investment power over the securities held by OPI VII and as a result, may be deemed to have beneficial ownership over such securities. Advisors exercises voting and investment power through a management committee comprised of Carl L. Gordon, Ph.D., CFA, Sven H. Borho, and W. Carter Neild, each of whom disclaims beneficial ownership of the shares held by OPI VII. The address for each of the entities identified in this footnote is c/o OrbiMed Advisors LLC, 601 Lexington Avenue 54th Floor, New York, New York 10022.

(2)	Consists of (i) shares of our common stock issuable upon conversion of Series A preferred stock held by LAV Biosciences Fund V, L.P. (LAV Biosciences), (ii) shares of our common stock issuable upon conversion of Series B preferred stock held by LAV Biosciences, (iii) shares of our common stock issuable upon conversion of Series B-1 preferred stock held by LAV Biosciences, (iv) shares of our common stock issuable upon conversion of Series C preferred stock held by LAV Biosciences; (v) shares of our common stock issuable upon conversion of Series C preferred stock held by LAV Fund VI, L.P. and (vi) shares of our common stock issuable upon conversion of Series C preferred stock held by LAV Fund VI Opportunities, L.P. LAV GP V, L.P. is the general partner of LAV Biosciences. LAV Corporate V GP, Ltd. is the general partner of LAV GP V, L.P. Dr. Yi Shi is the managing partner of LAV Corporate V GP, Ltd. By virtue of these relationships, LAV GP V, L.P., LAV Corporate V GP, Ltd. and Dr. Yi Shi may be deemed to have voting and investment power of the shares held by LAV Biosciences. Each of LAV GP V, L.P., LAV Corporate V GP, Ltd. and Dr. Yi Shi disclaims beneficial ownership of the shares held by LAV Biosciences, except to the extent of its or his pecuniary interest therein, if any. LAV Corporate VI GP, Ltd. is the general partner of LAV GP VI, L.P. Dr. Yi Shi is the managing partner of LAV Corporate VI GP, Ltd. By virtue of these relationships, LAV GP VI, L.P., LAV Corporate VI GP, Ltd. and Dr. Yi Shi may be deemed to have voting and investment power of the shares held by LAV Fund VI, L.P. Each of LAV GP VI, L.P., LAV Corporate VI GP, Ltd. and Dr. Yi Shi disclaims beneficial ownership of the shares held by LAV Fund VI, L.P., except to the extent of its or his pecuniary interest therein, if any. LAV GP VI Opportunities, L.P. is the general partner of LAV Fund VI Opportunities, L.P. LAV Corporate VI GP Opportunities, Ltd. is the general partner of LAV GP VI Opportunities, L.P. Dr. Yi Shi is the managing partner of LAV Corporate VI GP Opportunities, Ltd. By virtue of these relationships, LAV GP VI Opportunities, L.P., LAV Corporate VI GP Opportunities, Ltd., and Dr. Yi Shi may be deemed to have voting and investment power of the shares held by LAV Fund VI Opportunities, L.P. Each of LAV GP VI Opportunities, L.P., LAV Corporate VI GP Opportunities, Ltd. and Dr. Yi Shi disclaims beneficial ownership of the shares held by LAV Fund VI Opportunities, L.P., except to the extent of its or his pecuniary interest therein, if any. The address for each of the entities and individuals identified in this footnote is Room 607, St. George’s Building, 2 Ice House Street, Central, Hong Kong.

(3)	Consists of (i) shares of our common stock issuable upon conversion of Series B preferred stock held by SR One Capital Fund I Aggregator, L.P. (SR One Fund), (ii) shares of our common stock issuable upon conversion of Series B-1 preferred stock held by SR One Fund, (iii) shares of our common stock issuable upon conversion of Series C preferred stock held by SR One Fund, (iv) shares of our common stock issuable upon conversion of Series C preferred stock held by SR One Capital Opportunities Fund I, LP (SR One Capital Opportunities), (v) shares of our common stock issuable upon conversion of Series B preferred stock held by SR One Co-Invest III, LLC (SR One Co-Invest) and (vi) shares of our common stock issuable upon conversion of Series B-1 preferred stock held by SR One Co-Invest. SR One Capital Partners I, LP (SR One Partners I), is the general partner of SR One Fund. SR One Capital Opportunities Partners I, LP (SR One Capital Opportunities Partners I) is the general partner of SR One Capital Opportunities. SR One Co-Invest III Manager LLC (SR Manager) is the Managing Member of SR One Co-Invest. SR One Capital Management, LLC (SR One Capital Management) is the general partner of SR One Partners I and SR One Capital Opportunities Partners I, and the Managing Member of SR Manager. Simeon George, M.D., M.B.A. is the Manager of SR One Capital Management. SR One Partners I, SR One Capital Management, and Dr. George share voting and dispositive power with respect to the shares directly held by SR One Fund. SR One Capital Opportunities Partners I, SR One Capital Management, and Dr. George share voting and dispositive power with respect to the shares directly held by SR One Capital Opportunities. SR Manager, SR One Capital Management and Dr. George share voting and dispositive power with respect to the shares directly held by SR One-Co-Invest. All indirect holders of the above referenced shares disclaim beneficial ownership of all applicable shares except to the extent of their pecuniary interest therein. The address for these entities is 985 Old Eagle School Road, Suite 511, Wayne, Pennsylvania 19087.

(4)	Consists of (i) shares of our common stock subject to options held by Dr. Li that are exercisable within 60 days of (ii) shares of our common stock held by Zhiqing Zhou and Zhen Li, as Trustees of the Titanium Boulder Irrevocable Trust dated July 11, 2020 (Titanium Trust), and (iii) shares of our common stock subject to options held by Mr. Zhou, Dr. Li’s spouse, that are exercisable within 60 days of . Mr. Zhou and Dr. Li, as trustees of the Titanium Trust, share voting and dispositive power with respect to the securities held by the Titanium Trust.

(5)	Consists of shares of our common stock issuable upon conversion of Series C preferred stock held by BCLS Fund III Investments, LP (BCLS III). Bain Capital Life Sciences Investors, LLC (BCLSI) is the manager of Bain Capital Life Sciences III General Partner, LLC, which is the general partner of Bain Capital Life Sciences Fund III, L.P., which is the managing member of BCLS Fund III Investments GP, LLC, which is the general partner of BCLS III. As a result, BCLSI may be deemed to share voting and dispositive power with respect to the securities held by BCLS III. Dr. Sun is a Partner of BCLSI and may be deemed to share beneficial ownership of the shares held by BCLS III. The address for each of the entities identified in this footnote is c/o Bain Capital, 200 Clarendon Street, Boston, Massachusetts 02116.

(6)	Consists of shares of our common stock subject to options held by Dr. MacLeod that are exercisable within 60 days of .

(7)	Consists of shares of our common stock issuable upon conversion of Series C preferred stock held by TCG Crossover Fund I, LP (TCG). TCG Crossover GP I, LLC (Crossover GP) is the general partner of TCG Crossover Fund I, LP and may be deemed to have voting, investment and dispositive power with respect to these securities. Dr. Yu is the sole managing member of Crossover GP and may be deemed to share voting, investment and dispositive power with respect to these securities. The address for each of the entities identified in this footnote is 705 High Street, Palo Alto, California 94301.

(8)	Consists of (i) the shares described in notes (1) and (3) to (7) above and (ii) shares of our common stock subject to options held by Dr. MacLeod that are exercisable within 60 days of .

Description of capital stock

Upon the filing of our amended and restated certificate of incorporation and the closing of this offering, our authorized capital stock will consist of      shares of our common stock, par value $0.0001 per share, and      shares of our preferred stock, par value $0.0001 per share. All of our authorized preferred stock upon the closing of this offering will be undesignated. The following is a summary of the rights of our common and preferred stockholders and some of the provisions of our amended and restated certificate of incorporation and amended and restated bylaws, which will become effective immediately prior to and upon the closing of this offering, respectively, and of the Delaware General Corporation Law. This summary is not complete. For more detailed information, please see our amended and restated certificate of incorporation and amended and restated bylaws, which are filed as exhibits to the registration statement of which this prospectus is a part, as well as the relevant provisions of the Delaware General Corporation Law.

Common stock

Outstanding shares

As of March 31, 2026, there were      of our common stock issued and outstanding, held of record by      stockholders. This amount excludes our outstanding shares of convertible preferred stock, which will automatically convert into      shares of our common stock immediately prior to the closing of this offering. Based on the number of shares of our common stock outstanding as of March 31, 2026, and giving effect to (i) the automatic conversion of all outstanding shares of our convertible preferred stock, (ii) the issuance by us of      shares of our common stock in this offering, and (iii) no exercise by the underwriters of their option to purchase additional shares of our common stock, there will be      shares of our common stock outstanding upon the closing of this offering.

As of March 31, 2026, there were      shares of our common stock subject to outstanding option awards under the 2020 Plan.

Voting

Our common stock is entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders, including the election of directors, and does not have cumulative voting rights. Accordingly, the holders of a majority of the shares of our common stock entitled to vote in any election of directors can elect all of the directors standing for election.

Dividends

Subject to preferences that may be applicable to any then-outstanding preferred stock, the holders of our common stock are entitled to receive dividends, if any, as may be declared from time to time by our board of directors out of legally available funds.

Liquidation

In the event of our liquidation, dissolution or winding-up, holders of our common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities, subject to the satisfaction of any liquidation preference granted to the holders of any outstanding shares of preferred stock.

Rights, preferences and privileges

Holders of our common stock have no preemptive, conversion or subscription rights, and there are no redemption or sinking fund provisions applicable to our common stock. The rights, preferences and privileges of the holders of our common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of our preferred stock that we may designate and issue in the future.

Fully paid and nonassessable

All of the outstanding shares of our common stock are, and the shares of our common stock to be issued in this offering will be, fully paid and nonassessable.

Convertible preferred stock

As of March 31, 2026, there were      shares of our convertible preferred stock outstanding, held of record by      stockholders.

Immediately prior to the closing of this offering, all outstanding shares of our convertible preferred stock will be automatically converted into      shares of our common stock. Immediately prior to the closing of this offering, our certificate of incorporation will be amended and restated and all previously outstanding shares of our convertible preferred stock will be automatically converted into shares of our common stock. Under the amended and restated certificate of incorporation, our board of directors will have the authority, without further action by the stockholders, to issue up to      shares of preferred stock in one or more series, to establish from time to time the number of shares to be included in each such series, to fix the rights, preferences and privileges of the shares of each wholly unissued series and any qualifications, limitations or restrictions thereon and to increase or decrease the number of shares of any such series, but not below the number of shares of such series then outstanding.

Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of the common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in our control that may otherwise benefit holders of our common stock and may adversely affect the market price of the common stock and the voting and other rights of the holders of our common stock. We have no current plans to issue any shares of preferred stock.

Stock options

As of March 31, 2026,      shares of our common stock were issuable upon the exercise of outstanding stock option awards, issued under the 2020 Plan, at a weighted-average exercise price of $     per share. For information regarding the terms of our equity incentive plans, see the section titled “Executive and director compensation—Equity benefit plans.”

Registration rights

Upon the closing of this offering and subject to the lock-up agreements entered into in connection with this offering and federal securities laws, certain holders of an aggregate      shares of our common stock, including those issuable upon the conversion of preferred stock, will be entitled to rights with respect to the registration of these securities under the Securities Act. These shares are referred to as registrable securities. These rights are provided under the terms of the Investors’ Rights Agreement. The Investors’ Rights Agreement includes Form S-1 demand registration rights, Form S-3 demand registration rights and piggyback registration rights. The registration of our common stock as a result of such registration rights being exercised would enable holders to trade these shares without restriction under the Securities Act when the applicable registration statement is declared effective. All fees, costs and expenses of underwritten registrations under the Investors’

Rights Agreement will be borne by us and all selling expenses, including underwriting discounts and selling commissions, will be borne by the holders of the shares being registered.

Generally, in an underwritten offering, the managing underwriter, if any, has the right, subject to specified conditions and limitations, to limit the number of shares the holders may include. The S-1 demand, S-3 demand and piggyback registration rights described below will terminate upon the earliest of (i) the closing of a “Deemed Liquidation Event,” as such term is defined in our amended and restated certificate of incorporation (as currently in effect), (ii) with respect to each stockholder, such date, on or after the completion of this offering, on which all registrable shares held by such stockholder may immediately be sold during any three- month period pursuant to Rule 144 of the Securities Act or another similar exemption and (iii) the fifth anniversary of the completion of this offering.

Our Investors’ Rights Agreement contains customary cross indemnification provisions under which we are obligated to indemnify holders of registrable securities in the event of material misstatements or omissions in a registration statement attributable to us, and they are obligated to indemnify us for material misstatements or omissions attributable to them.

Demand registration rights

Form S-1. If at any time beginning 180 days following the effective date of the registration statement of which this prospectus forms a part, the holders of at least 30% of the registrable securities then outstanding (as defined therein) request in writing that we effect a registration with respect to at least 40% of the registrable securities then outstanding where the anticipated aggregate offering price, net of expenses, is in excess of $15.0 million, we may be required to provide notice of such request to all holders of registrable securities and offer them the opportunity to participate in such registration, and to use commercially reasonable efforts to effect such registration; provided, however, that we will not be required to effect such a registration if, among other things, we have already effected one registration for the holders of registrable securities in response to these demand registration rights.

Form S-3. If at any time we become entitled under the Securities Act to register our shares on Form S-3, and holders of registrable securities request in writing that we effect a registration with respect to all or a part of the registrable securities then outstanding where the anticipated aggregate offering price, net of expenses, is at least $5.0 million, we may be required to provide notice of such request to all holders of registrable securities and offer them the opportunity to participate in such registration, and to use commercially reasonable efforts to effect such registration; provided, however, that we will not be required to effect such a registration if, among other things, within the preceding 12 months, we have already effected two registrations on Form S-3 for the holders of registrable securities.

If the holders requesting registration intend to distribute their shares by means of an underwritten offering, the underwriter of such offering will have the right to limit the number of shares to be underwritten for reasons related to the marketing of the shares in accordance with the cut-back provisions of the Investors’ Rights Agreement.

Piggyback registration rights

If we propose to register any of our common stock under the Securities Act in another offering, either for our own account or for the account of other security holders, the holders of registrable securities will be entitled to notice of the registration and will be entitled to include their shares of our common stock in the registration, subject to certain conditions and limitations, including the right of the underwriters to limit the number of shares included in such registration under specified circumstances.

Anti-takeover effects of provisions of our certificate of incorporation, our bylaws and Delaware law

Delaware anti-takeover law

We are subject to Section 203 of the Delaware General Corporation Law (Section 203). Section 203 generally prohibits a public Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years following the time that such stockholder became an interested stockholder, unless:

•	prior to such time the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•

upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned (i) by persons who are directors and also officers and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•

at or subsequent to such time, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66-2/3% of the outstanding voting stock which is not owned by the interested stockholder.

Section 203 defines a “business combination” to include:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, pledge or other disposition involving the interested stockholder of 10% or more of the assets of the corporation;

•	subject to exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•

subject to exceptions, any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; and

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, Section 203 defines an “interested stockholder” as any entity or person who beneficially owns, or within the three years prior to the time of determination of interested stockholder status did own, 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by such entity or person.

A Delaware corporation may “opt out” of these provisions with an express provision in its original certificate of incorporation or an express provision in its amended and restated certificate of incorporation or amended and restated bylaws resulting from a stockholders’ amendment approved by at least a majority of the outstanding voting shares. We have not opted out of these provisions. As a result, mergers or other takeover or change in control attempts of us may be discouraged or prevented.

Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws

Provisions of our amended and restated certificate of incorporation and amended and restated bylaws, which will become effective immediately prior to and upon the closing of this offering, respectively, may delay or discourage transactions involving an actual or potential change in our control or change in our management, including transactions in which stockholders might otherwise receive a premium for their shares or transactions that our stockholders might otherwise deem to be in their best interests. Therefore, these provisions could adversely affect the price of our common stock. Among other things, our amended and restated certificate of incorporation and amended and restated bylaws:

•

permit our board of directors to issue up to      shares of our preferred stock, with any rights, preferences and privileges as they may designate (including the right to approve an acquisition or other change in our control);

•	provide that the authorized number of directors may be changed only by resolution of the board of directors;

•

provide that the board of directors or any individual director may only be removed with cause and the affirmative vote of the holders of at least 66-2/3% of the voting power of all of our then outstanding common stock;

•

provide that all vacancies, including newly created directorships, may, except as otherwise required by law, be filled by the affirmative vote of a majority of directors then in office, even if less than a quorum;

•	divide our board of directors into three classes;

•	require that any action to be taken by our stockholders must be effected at a duly called annual or special meeting of stockholders and not be taken by written consent;

•

provide that stockholders seeking to present proposals before a meeting of stockholders or to nominate candidates for election as directors at a meeting of stockholders must provide notice in writing in a timely manner and also specify requirements as to the form and content of a stockholder’s notice;

•

do not provide for cumulative voting rights (therefore allowing the holders of a majority of the shares of our common stock entitled to vote in any election of directors to elect all of the directors standing for election);

•

provide that special meetings of our stockholders may be called only by the Chairperson of the board, our Chief Executive Officer, or by the board of directors pursuant to a resolution adopted by a majority of the total number of authorized directors;

•

provide that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for: (i) any derivative claim or cause of action brought on our behalf, (ii) any claim or cause of action that is based upon a violation of a duty owed by any of our current or former director, officer, employees or stockholder, to us or our stockholders, (iii) any claim or cause of action against us or any of our current or former directors, officers or other employees, arising out of or pursuant to any provision of the Delaware General Corporation Law, our certificate of incorporation or our bylaws, (iv) any claim or cause of action seeking to interpret, apply, enforce or determine the validity of our certificate of incorporation or our bylaws, (v) any claim or cause of action as to which the Delaware General Corporation Law confers jurisdiction to the Court of Chancery of the State of Delaware and (vi) any claim or cause of action or proceeding asserting a claim against us or any of our current or former directors, officers or other employees governed by the internal-affairs doctrine or otherwise related to our internal affairs, in all cases to the fullest extent permitted by applicable law and subject to the court’s having personal jurisdiction over the indispensable parties named as defendants; provided, however, that if the designation of such court as the sole and exclusive forum for a claim or action referred to in foregoing clauses (i) through (vi) would violate applicable law, then the United States District Court for the District of Delaware shall be the sole and exclusive forum for such claim or cause of action; and

•

provide that unless we consent in writing to the selection of an alternative forum, to the fullest extent permitted by law, the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act, including all causes of action asserted against any defendant named in such complaint. For the avoidance of doubt, this provision is intended to benefit and may be enforced by us, our officers and directors, the underwriters for any offering giving rise to such complaint, and any other professional entity whose profession gives authority to a statement made by that person or entity and who has prepared or certified any part of the documents underlying the offering. The amendment of any of these provisions, with the exception of the ability of our board of directors to issue shares of preferred stock and designate any rights, preferences and privileges thereto, would require approval by the holders of at least 66-2/3% of our then-outstanding common stock.

Exchange listing

We intend to apply to list our common stock on the Nasdaq Global Market under the symbol “ADRX.” We believe that upon the closing of this offering, we will meet the standards for listing on Nasdaq, and the closing of this offering is contingent upon such listing.

Transfer agent and registrar

The transfer agent and registrar for our common stock is     . The transfer agent and registrar’s address is     .

Shares eligible for future sale

Immediately prior to this offering, there has been no public market for our common stock. Future sales of substantial amounts of our common stock in the public market could adversely affect prevailing market prices. Furthermore, since only a limited number of shares will be available for sale shortly after this offering because of contractual and legal restrictions on resale described below, sales of substantial amounts of our common stock in the public market after the restrictions lapse could adversely affect the prevailing market price for our common stock as well as our ability to raise equity capital in the future.

Based on the number of shares of our common stock outstanding as of March 31, 2026, and assuming (1) the 1-for-     stock split of all outstanding shares of our capital stock, (2) the automatic conversion of all of our outstanding shares of convertible preferred stock as of March 31, 2026 into an aggregate of      shares of our common stock, (3) no exercise of the underwriters’ option to purchase additional shares of our common stock and (4) no exercise of outstanding options, an aggregate of      shares of our common stock will be outstanding following the closing of this offering. All of the shares of our common stock sold in this offering will be freely tradable in the public market without restriction or further registration under the Securities Act, unless held by an affiliate of ours. Except as set forth below, the remaining shares of our common stock outstanding after this offering will be restricted as a result of securities laws or lock-up agreements. In addition, any shares sold in this offering to entities affiliated with our existing stockholders and directors will be subject to lock-up agreements. These remaining shares will generally become available for sale in the public market as follows:

•	no restricted shares will be eligible for immediate sale upon the closing of this offering;

•	up to restricted shares will be eligible for sale under Rule 144 or Rule 701 upon expiration of lock-up agreements 180 days after the date of this prospectus; and

•

the remainder of the restricted shares will be eligible for sale from time to time thereafter upon expiration of their respective holding periods under Rule 144, as described below, but could be sold earlier if the holders exercise any available registration rights.

Rule 144

In general, under Rule 144 as currently in effect, beginning 90 days after the effective date of the registration statement of which this prospectus is a part, any person who is not an affiliate of ours and has held their shares for at least six months, including the holding period of any prior owner other than one of our affiliates, may sell shares without restriction, provided current public information about us is available. In addition, under Rule 144, any person who is not an affiliate of ours and has held their shares for at least one year, including the holding period of any prior owner other than one of our affiliates, would be entitled to sell an unlimited number of shares immediately upon the closing of this offering without regard to whether current public information about us is available. Beginning 90 days after the effective date of the registration statement of which this prospectus is a part, a person who is an affiliate of ours and who has beneficially owned restricted securities for at least six months, including the holding period of any prior owner other than one of our affiliates, is entitled to sell a number of restricted shares within any three-month period that does not exceed the greater of:

•	1% of the number of shares of our common stock then outstanding, which will equal approximately shares immediately after this offering; or

•	the average weekly trading volume of our common stock on Nasdaq during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Sales of restricted shares under Rule 144 held by our affiliates are also subject to requirements regarding the manner of sale, notice and the availability of current public information about us. Rule 144 also provides that affiliates relying on Rule 144 to sell shares of our common stock that are not restricted shares must nonetheless comply with the same restrictions applicable to restricted shares, other than the holding period requirement.

Notwithstanding the availability of Rule 144, the holders of substantially all of our restricted shares have entered into lock-up agreements as described below and their restricted shares will become eligible for sale at the expiration of the restrictions set forth in those agreements.

Rule 701

Under Rule 701, shares of our common stock acquired upon the exercise of currently outstanding options or pursuant to other rights granted under our stock plans may be resold, subject to the limitations set forth in the lock-up agreements described below, by:

•

persons other than affiliates, beginning 90 days after the effective date of the registration statement of which this prospectus is a part, subject only to the manner-of-sale provisions of Rule 144; and

•

our affiliates, beginning 90 days after the effective date of the registration statement of which this prospectus is a part, subject to the manner-of-sale and volume limitations, current public information and filing requirements of Rule 144, in each case, without compliance with the six-month holding period requirement of Rule 144.

As of December 31, 2025, option awards to purchase a total of      shares of our common stock were outstanding, of which      were vested. Of these shares, option awards to purchase a total of      shares of our common stock were issued pursuant to Rule 701. Of the total number of shares of our common stock issuable under these option awards, substantially all are subject to contractual lock-up agreements with us or the underwriters described below under “Underwriting” and will become eligible for sale at the expiration of the restrictions set forth in those agreements unless held by an affiliate of ours.

Lock-up agreements

We and our officers, directors, and holders of substantially all of our common stock have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of our common stock during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of the J.P. Morgan Securities LLC and Morgan Stanley & Co. LLC. This agreement does not apply to any existing employee benefit plans. J.P. Morgan Securities LLC and Morgan Stanley & Co. LLC have advised us that it has no current intent or arrangement to release any of the shares subject to the lock-up agreements prior to the expiration of the lock-up agreements.

After this offering, certain of our employees, including our executive officers and/or directors, may enter into written trading plans that are intended to comply with Rule 10b5-1 under the Exchange Act. Sales under these trading plans, if any, would not be permitted until the expiration of the lock-up agreements relating to the offering described above.

Registration rights

Upon the closing of this offering, the holders of an aggregate of      shares of our common stock will have rights, subject to certain conditions, to require us to file registration statements covering their shares or to include their shares in registration statements that we may file for ourselves or other stockholders. After registration pursuant to these rights, these shares will become freely tradable without restriction under the Securities Act. See the section titled “Description of capital stock—Registration rights” for additional information regarding these registration rights.

Equity incentive plans

We intend to file with the SEC a registration statement on Form S-8 under the Securities Act covering the shares of our common stock reserved for issuance under the 2020 Plan, the 2026 Plan and the ESPP. The registration statement is expected to be filed and become effective as soon as practicable after the closing of this offering. Accordingly, shares registered under the registration statement will be available for sale in the open market following its effective date, subject to Rule 144 volume limitations and the lock-up agreements described above, as applicable.

Material U.S. federal income tax considerations for non-U.S. holders

The following is a summary of the material U.S. federal income tax consequences to non-U.S. holders (as defined below) of the acquisition, ownership and disposition of our common stock issued pursuant to this offering. This discussion is not a complete analysis of all potential U.S. federal income tax consequences relating thereto, does not address the potential application of the Medicare contribution tax on net investment income, the alternative minimum tax, or the special tax accounting rules under Section 451(b) of the Code, and does not address any estate or gift tax consequences or any tax consequences arising under any state, local or foreign tax laws, or any other U.S. federal tax laws. This discussion is based on the Code, and applicable Treasury Regulations promulgated thereunder, judicial decisions and published rulings and administrative pronouncements of the IRS, all as in effect as of the date hereof. These authorities are subject to differing interpretations and may change, possibly retroactively, resulting in U.S. federal income tax consequences different from those discussed below. We have not requested a ruling from the IRS with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS or a court will agree with such statements and conclusions.

This discussion is limited to non-U.S. holders who purchase our common stock pursuant to this offering and who hold our common stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all of the U.S. federal income tax consequences that may be relevant to a particular holder in light of such holder’s circumstances. This discussion also does not consider any specific facts or circumstances that may be relevant to holders subject to special rules under the U.S. federal income tax laws, including:

•	certain former citizens or long-term residents of the United States;

•	partnerships or other pass-through entities (and investors therein);

•	“controlled foreign corporations” or “foreign controlled foreign corporations”;

•	“passive foreign investment companies”;

•	corporations that accumulate earnings to avoid U.S. federal income tax;

•	banks, financial institutions, investment funds, insurance companies, brokers, dealers or traders in securities;

•	tax-exempt organizations and governmental organizations;

•	tax-qualified retirement plans;

•	“qualified foreign pension funds” as defined in Section 897(l)(2) of the Code and entities all of the interests of which are held by qualified foreign pension funds;

•	persons who own, or have owned, actually or constructively, more than 5% of our common stock at any time; and

•	persons holding our common stock as part of a hedging or conversion transaction, straddle, synthetic security, constructive sale, or other risk reduction strategy or integrated investment.

If an entity or arrangement that is classified as a partnership for U.S. federal income tax purposes holds our common stock, the U.S. federal income tax treatment of a partner in the partnership will generally depend on the status of the partner, the activities of the partnership and certain determinations made at the partner level.

Partnerships holding our common stock and the partners in such partnerships are urged to consult their tax advisors about the particular U.S. federal income tax consequences to them of holding and disposing of our common stock.

THIS DISCUSSION IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT TAX ADVICE. PROSPECTIVE INVESTORS SHOULD CONSULT THEIR TAX ADVISORS REGARDING THE PARTICULAR U.S. FEDERAL INCOME TAX CONSEQUENCES TO THEM OF ACQUIRING, OWNING AND DISPOSING OF OUR COMMON STOCK, AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER ANY STATE, LOCAL OR FOREIGN TAX LAWS AND ANY OTHER U.S. FEDERAL TAX LAWS.

Definition of non-U.S. holder

For purposes of this discussion, a non-U.S. holder is any beneficial owner of our common stock that is neither a “U.S. person” nor a partnership (including any entity or arrangement treated as a partnership) for U.S. federal income tax purposes. A U.S. person is any person that, for U.S. federal income tax purposes, is or is treated as any of the following:

•	an individual who is a citizen or resident of the United States;

•	a corporation (or entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•

a trust (i) whose administration is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (ii) that has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

Distributions on our common stock

We have never declared nor paid any cash dividends on our capital stock and we do not intend to pay cash dividends on our common stock for the foreseeable future. However, if we make cash or other property distributions on our common stock, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Amounts not treated as dividends for U.S. federal income tax purposes will constitute a return of capital and will first be applied against and reduce a holder’s tax basis in our common stock, but not below zero. Any excess will be treated as gain realized on the sale or other disposition of our common stock and will be treated as described under the subsection titled “—Gain on disposition of our common stock” below.

Subject to the discussions below regarding effectively connected income, backup withholding and Sections 1471 through 1474 of the Code (commonly referred to as FATCA), dividends paid to a non-U.S. holder of our common stock generally will be subject to U.S. federal withholding tax at a rate of 30% of the gross amount of the dividends or such lower rate specified by an applicable income tax treaty. To receive the benefit of a reduced treaty rate, a non-U.S. holder must furnish us or our paying agent with a valid IRS Form W-8BEN or IRS Form W-8BEN-E (or applicable successor form) and satisfy applicable certification and other requirements. This certification must be provided to us or our paying agent before the payment of dividends and must be updated periodically. If the non-U.S. holder holds the stock through a financial institution or other agent acting on the non-U.S. holder’s behalf, the non-U.S. holder will be required to provide appropriate documentation to the agent, which then will be required to provide certification to us or our paying agent, either directly or through other intermediaries.

Non-U.S. holders that do not provide the required certification on a timely basis, but that qualify for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Non-U.S. holders should consult their tax advisors regarding their entitlement to benefits under any applicable income tax treaty.

If a non-U.S. holder holds our common stock in connection with the conduct of a trade or business in the United States, and dividends paid on our common stock are effectively connected with such holder’s U.S. trade or business (and are attributable to such holder’s permanent establishment in the United States if required by an applicable tax treaty), the non-U.S. holder will be exempt from U.S. federal withholding tax. To claim the exemption, the non-U.S. holder must generally furnish a valid IRS Form W-8ECI (or applicable successor form) to the applicable withholding agent.

However, any such effectively connected dividends paid on our common stock generally will be subject to U.S. federal income tax on a net income basis at the regular U.S. federal income tax rates in the same manner as if such holder were a resident of the United States. A non-U.S. holder that is a foreign corporation also may be subject to an additional branch profits tax equal to 30% (or such lower rate specified by an applicable income tax treaty) of its effectively connected earnings and profits for the taxable year, as adjusted for certain items. Non-U.S. holders should consult their tax advisors regarding any applicable income tax treaties that may provide for different rules.

Gain on disposition of our common stock

Subject to the discussions below regarding backup withholding and FATCA, a non-U.S. holder generally will not be subject to U.S. federal income tax on any gain realized on the sale or other disposition of our common stock, unless:

•

the gain is effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States, and if required by an applicable income tax treaty, is attributable to a permanent establishment maintained by the non-U.S. holder in the United States;

•	the non-U.S. holder is a nonresident alien individual present in the United States for 183 days or more during the taxable year of the disposition, and certain other requirements are met; or

•

our common stock constitutes a “United States real property interest” by reason of our status as a United States real property holding corporation (USRPHC), for U.S. federal income tax purposes at any time within the shorter of the five-year period preceding the disposition or the non-U.S. holder’s holding period for our common stock, and our common stock is not “regularly traded” on an established securities market (as defined by applicable Treasury Regulations).

Determining whether we are a USRPHC depends on the fair market value of our U.S. real property interests relative to the fair market value of our worldwide real property interests and our other assets used or held for use in a trade or business. We believe that we are not currently and do not anticipate becoming a USRPHC for U.S. federal income tax purposes, although there can be no assurance we currently are not or will not in the future become a USRPHC. If we are or become a USRPHC and the “regularly traded” exception noted above does not apply to the disposition, a non-U.S. holder will generally be taxed on any gain in the same manner as gain that is effectively connected with the conduct of a U.S. trade or business, except that the branch profits tax generally will not apply. Prospective investors are encouraged to consult their own tax advisors regarding the possible consequences to them if we are, or were to become, a USRPHC.

Gain described in the first bullet point above generally will be subject to U.S. federal income tax on a net income basis at the regular U.S. federal income tax rates in the same manner as if such holder were a resident of the

United States. A non-U.S. holder that is a foreign corporation also may be subject to an additional branch profits tax equal to 30% (unless an applicable income tax treaty provides for different treatment) of its effectively connected earnings and profits for the taxable year, as adjusted for certain items. Gain described in the second bullet point above will be subject to U.S. federal income tax at a flat 30% rate (or such lower rate specified by an applicable income tax treaty), but may be offset by certain U.S.-source capital losses (even though the individual is not considered a resident of the United States), provided that the non-U.S. holder has timely filed U.S. federal income tax returns with respect to such losses. Non-U.S. holders should consult their tax advisors regarding any applicable income tax treaties that may provide for different rules.

Information reporting and backup withholding

Annual reports are required to be filed with the IRS and provided to each non-U.S. holder indicating distributions on our common stock paid to such holder and the amount of any tax withheld with respect to those distributions. These information reporting requirements apply even if no withholding was required because the distributions were effectively connected with the holder’s conduct of a U.S. trade or business, or withholding was reduced or eliminated by an applicable income tax treaty. This information also may be made available under a specific treaty or agreement with the tax authorities in the country in which the non-U.S. holder resides or is established. Backup withholding, currently at a 24% rate, generally will not apply to payments to a non-U.S. holder of dividends on or the gross proceeds of a disposition of our common stock provided the non-U.S. holder furnishes the required certification for its non-U.S. status, such as by providing a valid IRS Form W-8BEN, IRS Form W-8BEN-E or IRS Form W-8ECI, or certain other requirements are met. Backup withholding may apply if the payor has actual knowledge, or reason to know, that the holder is a U.S. person.

Backup withholding is not an additional tax. If any amount is withheld under the backup withholding rules, the non-U.S. holder should consult with a U.S. tax advisor regarding the possibility of and procedure for obtaining a refund or a credit against the non-U.S. holder’s U.S. federal income tax liability, if any.

Withholding on foreign entities

FATCA imposes a U.S. federal withholding tax of 30% on certain payments made to a “foreign financial institution” (as specially defined under these rules) unless such institution enters into an agreement with the U.S. government to withhold on certain payments and to collect and provide to the U.S. tax authorities certain information regarding certain U.S. account holders of such institution (which includes certain equity and debt holders of such institution, as well as certain account holders that are foreign entities with U.S. owners) or an exemption applies. FATCA also generally imposes a U.S. federal withholding tax of 30% on certain payments made to a non-financial foreign entity unless such entity provides the withholding agent a certification identifying certain direct and indirect U.S. owners of the entity or an exemption applies. An intergovernmental agreement between the United States and an applicable foreign country may modify these requirements. Under certain circumstances, a non-U.S. holder might be eligible for refunds or credits of such taxes. FATCA currently applies to dividends paid on our common stock. The U.S. Treasury released proposed Treasury Regulations which, if finalized in their present form, would eliminate the federal withholding tax of 30% applicable to the gross proceeds of a sale or other disposition of our common stock. In its preamble to such proposed Treasury Regulations, the U.S. Treasury Department stated that taxpayers may generally rely on the proposed regulations until final regulations are issued.

Prospective investors are encouraged to consult with their own tax advisors regarding the potential implications of FATCA on their investment in our common stock.

Underwriting

We are offering the shares of our common stock described in this prospectus through a number of underwriters. J.P. Morgan Securities LLC, Morgan Stanley & Co. LLC, TD Securities (USA) LLC and UBS Securities LLC are acting as representatives of the underwriters and, together with LifeSci Capital LLC, are acting as book-running managers of the offering. We have entered into an underwriting agreement with the underwriters. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to the underwriters, and each underwriter has severally agreed to purchase, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus, the number of shares of our common stock listed next to its name in the following table:

Name	Number of shares
J.P. Morgan Securities LLC
Morgan Stanley & Co. LLC
TD Securities (USA) LLC
UBS Securities LLC
LifeSci Capital LLC

Total

The underwriters are committed to purchase all the shares of our common stock offered by us if they purchase any shares. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may also be increased or the offering may be terminated.

The underwriters propose to offer the shares of our common stock directly to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $     per share. After the initial offering of the shares to the public, if all of the shares of our common stock are not sold at the initial public offering price, the underwriters may change the offering price and the other selling terms. Sales of any shares made outside of the United States may be made by affiliates of the underwriters.

The underwriters have an option to buy up to      additional shares of our common stock from us to cover sales of shares by the underwriters which exceed the number of shares specified in the table above. The underwriters have 30 days from the date of this prospectus to exercise this option to purchase additional shares. If any shares are purchased with this option to purchase additional shares, the underwriters will purchase shares in approximately the same proportion as shown in the table above. If any additional shares of our common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered.

The underwriting fee is equal to the public offering price per share of our common stock less the amount paid by the underwriters to us per share of our common stock. The underwriting fee is $     per share. The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

	Without option to purchase additional shares exercise	With full option to purchase additional shares exercise
Per share	$	$
Total	$	$

We estimate that the total expenses of this offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding the underwriting discounts and commissions, will be approximately $    . We have agreed to reimburse the underwriters for certain of their expenses in an amount up to $    .

A prospectus in electronic format may be made available on the web sites maintained by one or more underwriters, or selling group members, if any, participating in the offering. The underwriters may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters and selling group members that may make Internet distributions on the same basis as other allocations.

We have agreed that we will not (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, or submit to, or file with, the Securities and Exchange Commission a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exercisable or exchangeable for any shares of our common stock, or (ii) enter into any swap or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of any shares of our common stock or any such other securities (regardless of whether any of these transactions are to be settled by the delivery of shares of our common stock or such other securities, in cash or otherwise), in each case without the prior written consent of J.P. Morgan Securities LLC and Morgan Stanley & Co. LLC for a period of 180 days after the date of this prospectus, other than the shares of our common stock to be sold in this offering.

The restrictions on our actions, as described above, do not apply to certain transactions, including (i) the issuance of shares of our common stock or securities convertible into or exercisable for shares of our common stock pursuant to the conversion or exchange of convertible or exchangeable securities or the exercise of warrants or options (including net exercise) or the settlement of restricted stock units (RSUs) (including net settlement), in each case outstanding on the date of the underwriting agreement and described in this prospectus; (ii) grants of stock options, stock awards, restricted stock, RSUs, or other equity awards and the issuance of shares of our common stock or securities convertible into or exercisable or exchangeable for shares of our common stock (whether upon the exercise of stock options or otherwise) to our employees, officers, directors, advisors, or consultants pursuant to the terms of an equity compensation plan in effect as of the closing of this offering and described in this prospectus, provided that such recipients enter into a lock-up agreement with the underwriters; (iii) the issuance of up to 5% of the outstanding shares of our common stock, or securities convertible into, exercisable for, or which are otherwise exchangeable for, our common stock, immediately following the closing of this offering, in acquisitions or other similar strategic transactions, provided that such recipients enter into a lock-up agreement with the underwriters; or (iv) our filing of any registration statement on Form S-8 relating to securities granted or to be granted pursuant to any plan in effect on the date of the underwriting agreement and described in this prospectus or any assumed benefit plan pursuant to an acquisition or similar strategic transaction.

Our directors and executive officers, and substantially all of our shareholders (such persons, the lock-up parties) have entered into lock-up agreements with the underwriters prior to the commencement of this offering pursuant to which each lock-up party, with limited exceptions, for a period of 180 days after the date of this prospectus (such period, the restricted period), may not (and may not cause any of their direct or indirect affiliates to), without the prior written consent of J.P. Morgan Securities LLC and Morgan Stanley & Co. LLC, (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for shares of our common stock (including, without limitation, shares of our common stock or such other securities which may be deemed to be beneficially owned by such lock-up parties in accordance with the rules and regulations of the SEC and securities which may be issued upon exercise of a stock option or warrant (collectively with the shares of our common stock, the lock-up securities)), (ii) enter into any hedging, swap or other agreement or transaction that transfers, in whole or in part, any of the economic consequences of ownership of the lock-up securities, whether any such transaction described in clause (i) above or this clause (ii) is to be settled by delivery of lock-up securities, in cash or otherwise, (iii) make any demand for, or exercise any right with respect to, the registration of any lock-up securities, or (iv) publicly disclose the intention to do any of the foregoing. Such persons or entities have further acknowledged that these undertakings preclude them from engaging in any hedging or other transactions or arrangements (including, without limitation, any short sale or the purchase or sale of, or entry into, any put or call option, or combination thereof, forward, swap or any other derivative transaction or instrument, however described or defined) designed or intended, or which could reasonably be expected to lead to or result in, a sale or disposition or transfer (by any person or entity, whether or not a signatory to such agreement) of any economic consequences of ownership, in whole or in part, directly or indirectly, of any lock-up securities, whether any such transaction or arrangement (or instrument provided for thereunder) would be settled by delivery of lock-up securities, in cash or otherwise.

The restrictions described in the immediately preceding paragraph and contained in the lock-up agreements between the underwriters and the lock-up parties do not apply, subject in certain cases to various conditions, to certain transactions, including (a) transfers or dispositions of lock-up securities: (i) as bona fide gifts or charitable contributions, or for bona fide estate planning purposes, (ii) by will or intestacy or any other testamentary document, (iii) to any member of the lock-up party’s immediate family or to any trust for the direct or indirect benefit of the lock-up party or any immediate family member, or if the lock-up party is a trust, to a trustor, trustee, or beneficiary of the trust or to the estate of a trustor, trustee, or beneficiary of such trust, (iv) to a corporation, partnership, limited liability company, investment fund or other entity (A) of which the lock-up party and its immediate family members are the legal and beneficial owner of all of the outstanding equity securities or similar interests or (B) controlled by, or under common control with, the lock-up party or its immediate family member, (v) to a nominee or custodian of a person or entity to whom a disposition or transfer would be permissible under clauses (i) through (iv), (vi) in the case of a corporation, partnership, limited liability company, trust or other business entity, (A) to another corporation, partnership, limited liability company, trust or other business entity that is an affiliate of the lock-up party, or to any investment fund or other entity controlling, controlled by, managing or managed by or under common control or common investment management with the lock-up party or its affiliates (including where the lock-up party is a partnership, to its general partner or a successor partnership or fund, or any other funds managed by such partnership) or (B) as part of a distribution to current or former general or limited partners, members, shareholders, equityholders or affiliates of the lock-up party, or to the estates of any of the foregoing; (vii) by operation of law, such as pursuant to a qualified domestic order, divorce settlement, divorce decree or other similar court order or separation agreement, (viii) to us from an employee or director upon death, disability or termination of employment or service, in each case, of such employee or director (ix) as part of a sale of lock-up securities acquired from the underwriters in this offering or in open market transactions after the completion of this offering, (x) to us in connection with the vesting, settlement or exercise of restricted stock units, options, warrants or other rights to purchase shares of our common stock (including “net” or “cashless” exercise), including for the payment of exercise price and tax and remittance payments due as a result of the vesting, settlement, or exercise of such restricted stock units, options, warrants or rights, or (xi) pursuant to a bona fide third-party tender offer, merger, consolidation or other similar transaction, in one transaction or a series of related transactions, that is approved by our board of directors and made to all shareholders involving a change in control, provided that if such transaction is not completed, all such lock-up securities would remain subject to the restrictions in the immediately preceding paragraph; (b) the exercise of the options, settlement of RSUs or other equity awards, or the exercise of warrants granted pursuant to plans described in this prospectus, provided that any lock-up securities received upon such exercise, vesting or settlement would be subject to the restrictions in the immediately preceding paragraph; (c) the conversion of outstanding preferred stock, warrants to acquire preferred stock, or convertible securities into shares of our common stock or warrants to acquire shares of our common stock, provided that any common stock or warrant received upon such conversion would be subject to the restrictions in the immediately preceding paragraph; and (d) the establishment by lock-up parties of trading plans under Rule 10b5-1 under the Exchange Act or any amendments to such plans, provided that such plan or amendment does not provide for the transfer of lock-up securities during the restricted period.

J.P. Morgan Securities LLC and Morgan Stanley & Co. LLC, in their sole discretion, may release the securities subject to any of the lock-up agreements with the underwriters described above, in whole or in part at any time.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act.

We intend to apply to list our common stock on The Nasdaq Global Market under the symbol “ADRX,” and this offering is contingent upon obtaining such approval.

In connection with this offering, the underwriters may engage in stabilizing transactions, which involves making bids for, purchasing and selling shares of our common stock in the open market for the purpose of preventing or retarding a decline in the market price of the common stock while this offering is in progress. These stabilizing transactions may include making short sales of our common stock, which involves the sale by the underwriters of a greater number of shares of our common stock than they are required to purchase in this offering, and purchasing shares of our common stock on the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ option to purchase additional shares referred to above, or may be “naked” shorts, which are short positions in excess of that amount. The underwriters may close out any covered short position either by exercising their option to purchase additional shares, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares through the option to purchase additional shares. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchase in this offering. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position.

The underwriters have advised us that, pursuant to Regulation M of the Securities Act, they may also engage in other activities that stabilize, maintain or otherwise affect the price of the common stock, including the imposition of penalty bids. This means that if the representatives of the underwriters purchase shares of our common stock in the open market in stabilizing transactions or to cover short sales, the representatives can require the underwriters that sold those shares as part of this offering to repay the underwriting discount received by them.

These activities may have the effect of raising or maintaining the market price of the common stock or preventing or retarding a decline in the market price of the common stock, and, as a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on Nasdaq, in the over-the-counter market or otherwise.

Prior to this offering, there has been no public market for our common stock. The initial public offering price will be determined by negotiations between us and the representatives of the underwriters. In determining the initial public offering price, we and the representatives of the underwriters expect to consider a number of factors including:

•	the information set forth in this prospectus and otherwise available to the representatives;

•	our prospects and the history and prospects for the industry in which we compete;

•	an assessment of our management;

•	our prospects for future earnings;

•	the general condition of the securities markets at the time of this offering;

•	the recent market prices of, and demand for, publicly traded common stock of generally comparable companies; and

•	other factors deemed relevant by the underwriters and us.

Neither we nor the underwriters can assure investors that an active trading market will develop for the shares of our common stock, or that the shares will trade in the public market at or above the initial public offering price.

Certain of the underwriters and their affiliates have provided in the past to us and our affiliates and may provide from time to time in the future certain commercial banking, financial advisory, investment banking and other services for us and such affiliates in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions. In addition, from time to time, certain of the underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future.

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

Notice to prospective investors in Canada

The shares of our common stock may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the shares of our common stock must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Notice to prospective investors in the European Economic Area

In relation to each Member State of the European Economic Area (each a Relevant State), no shares of our common stock have been offered or will be offered pursuant to this offering to the public in that Relevant State prior to the publication of a prospectus in relation to the shares of our common stock which has been approved by the competent authority in that Relevant State or, where appropriate, approved in another Relevant State and notified to the competent authority in that Relevant State, all in accordance with the Prospectus Regulation (as defined below), except that offers of shares of our common stock may be made to the public in that Relevant State at any time:

(a)	to any qualified investor as defined under Article 2 of the Prospectus Regulation;

(b)	to fewer than 150 natural or legal persons (other than qualified investors as defined under Article 2 of the Prospectus Regulation), subject to obtaining the prior consent of the representatives; or

(c)	in any other circumstances falling within Article 1(4) of the Prospectus Regulation,

provided that no such offer of shares of our common stock shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Regulation; supplement a prospectus pursuant to Article 23 of the Prospectus Regulation or publish an Annex IX document pursuant to Article 1(4) of the Prospectus Regulation.

For the purposes of this provision, the expression an “offer to the public” in relation to shares of our common stock in any Relevant State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares of our common stock to be offered so as to enable an investor to decide to purchase or subscribe for any such shares, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.

Notice to prospective investors in the United Kingdom

No shares of our common stock have been offered or will be offered pursuant to this offering to the public in the United Kingdom except that such shares may be offered to the public in the United Kingdom at any time:

(a)	where the offer is conditional on the admission of the shares of common stock to trading on the London Stock Exchange plc’s main market (in reliance on the exception in paragraph 6(a) of Schedule 1 of the POATR);

(b)	to any qualified investor as defined under paragraph 15 of Schedule 1 of the POATR;

(c)	to fewer than 150 natural or legal persons (other than qualified investors as defined under paragraph 15 of Schedule 1 of the POATR), subject to obtaining the prior consent of the underwriters for any such offer; or

(d)	in any other circumstances falling within Schedule 1 of the POATR,

For the purposes of this provision, the expression an “offer to the public” in relation to the shares of common stock in the United Kingdom means the communication to any person which presents sufficient information on: (a) the shares of common stock to be offered; and (b) the terms on which they are to be offered, to enable an investor to decide to buy or subscribe for the shares of common stock and the expressions “POATR” means the Public Offers and Admissions to Trading Regulations 2024.

Notice to prospective investors in Switzerland

No shares of our common stock have been offered or will be offered to the public in Switzerland, except that offers of shares of our common stock may be made to the public in Switzerland at any time under the following exemptions under the Swiss Financial Services Act (FinSA):

(a)	to any person which is a professional client as defined under the FinSA;

(b)	to fewer than 500 persons (other than professional clients as defined under the FinSA), subject to obtaining the prior consent of the underwriters for any such offer; or

(c)	in any other circumstances falling within Article 36 FinSA in connection with Article 44 of the Swiss Financial Services Ordinance,

provided that no such offer of shares of our common stock shall require the company or any underwriter to publish a prospectus pursuant to Article 35 FinSA.

The shares of our common stock have not been and will not be listed or admitted to trading on a trading venue in Switzerland.

Neither this prospectus nor any other offering or marketing material relating to the shares of our common stock constitutes a prospectus as such term is understood pursuant to the FinSA and neither this prospectus nor any other offering or marketing material relating to the shares of our common stock may be publicly distributed or otherwise made publicly available in Switzerland.

Notice to prospective investors in Australia

This prospectus:

(a)	does not constitute a disclosure document or a prospectus under Chapter 6D.2 of the Corporations Act 2001 (Cth) (the Corporations Act);

(b)	has not been, and will not be, lodged with the Australian Securities and Investments Commission (ASIC), as a disclosure document for the purposes of the Corporations Act and does not purport to include the information required of a disclosure document for the purposes of the Corporations Act; and

(c)	may only be provided in Australia to select investors who are able to demonstrate that they fall within one or more of the categories of investors, available under section 708 of the Corporations Act (Exempt Investors).

The shares of our common stock may not be directly or indirectly offered for subscription or purchased or sold, and no invitations to subscribe for or buy such shares may be issued, and no draft or definitive offering memorandum, advertisement or other offering material relating to any such shares may be distributed in Australia, except where disclosure to investors is not required under Chapter 6D of the Corporations Act or is otherwise in compliance with all applicable Australian laws and regulations. By submitting an application for the shares of our common stock, you represent and warrant to us that you are an Exempt Investor.

As any offer of shares of our common stock under this prospectus will be made without disclosure in Australia under Chapter 6D.2 of the Corporations Act, the offer of those securities for resale in Australia within 12 months may, under section 707 of the Corporations Act, require disclosure to investors under Chapter 6D.2 if none of the exemptions in section 708 applies to that resale. By applying for the shares of our common stock, you undertake to us that you will not, for a period of 12 months from the date of issue of such shares, offer, transfer, assign or otherwise alienate such shares to investors in Australia except in circumstances where disclosure to investors is not required under Chapter 6D.2 of the Corporations Act or where a compliant disclosure document is prepared and lodged with ASIC.

Notice to prospective investors in Japan

The shares of our common stock have not been and will not be registered pursuant to Article 4, Paragraph 1 of the Financial Instruments and Exchange Act of Japan. Accordingly, none of the shares of our common stock nor any interest therein may be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any “resident” of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to or for the benefit of a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Act of Japan and any other applicable laws, regulations and ministerial guidelines of Japan in effect at the relevant time.

Notice to prospective investors in Hong Kong

The shares of our common stock have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) (the SFO) of Hong Kong and any rules made thereunder; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32) of Hong Kong) (the CO) or which do not constitute an offer to the public within the meaning of the CO. No advertisement, invitation or document relating to the shares of our common stock has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares of our common stock which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the SFO and any rules made thereunder.

Notice to prospective investors in Singapore

Each book-running manager has acknowledged that this prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, each book-running manager has represented and agreed that it has not offered or sold any shares of our common stock or caused such shares to be made the subject of an invitation for subscription or purchase and will not offer or sell any shares of our common stock or cause such shares to be made the subject of an invitation for subscription or purchase, and has not circulated or distributed, nor will it circulate or distribute, this prospectus or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares of our common stock, whether directly or indirectly, to any person in Singapore other than:

(a)	to an institutional investor (as defined in Section 4A of the Securities and Futures Act (Chapter 289) of Singapore, as modified or amended from time to time (the SFA)) pursuant to Section 274 of the SFA;

(b)	to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA; or

(c)	otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares of our common stock are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

(a)	a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b)	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

securities or securities-based derivatives contracts (each term as defined in Section 2(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares of our common stock pursuant to an offer made under Section 275 of the SFA except:

(i)	to an institutional investor or to a relevant person, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(c)(ii) of the SFA;

(ii)	where no consideration is or will be given for the transfer;

(iii)	where the transfer is by operation of law;

(iv)	as specified in Section 276(7) of the SFA; or

(v)	as specified in Regulation 37A of the Securities and Futures (Offers of Investments) (Securities and Securities-based Derivatives Contracts) Regulations 2018.

Notice to prospective investors in China

This prospectus will not be circulated or distributed in the People’s Republic of China (PRC) and the shares of our common stock will not be offered or sold, and will not be offered or sold to any person for re-offering or resale directly or indirectly to any residents of the PRC (for such purposes, not including the Hong Kong and Macau Special Administrative Regions or Taiwan), except pursuant to any applicable laws and regulations of the

PRC. Neither this prospectus nor any advertisement or other offering material may be distributed or published in the PRC, except under circumstances that will result in compliance with applicable laws and regulations.

Notice to prospective investors in Korea

The shares of our common stock have not been and will not be registered under the Financial Investments Services and Capital Markets Act of Korea and the decrees and regulations thereunder (the FSCMA), and such shares have been and will be offered in Korea as a private placement under the FSCMA. None of the shares of our common stock may be offered, sold or delivered directly or indirectly, or offered or sold to any person for re-offering or resale, directly or indirectly, in Korea or to any resident of Korea except pursuant to the applicable laws and regulations of Korea, including the FSCMA and the Foreign Exchange Transaction Law of Korea and the decrees and regulations thereunder (the FETL). Furthermore, the purchaser of the shares of our common stock shall comply with all applicable regulatory requirements (including but not limited to requirements under the FETL) in connection with the purchase of such shares. By the purchase of the shares of our common stock, the relevant holder thereof will be deemed to represent and warrant that if it is in Korea or is a resident of Korea, it purchased such shares pursuant to the applicable laws and regulations of Korea.

Notice to prospective investors in Taiwan

The shares of our common stock have not been and will not be registered with the Financial Supervisory Commission of Taiwan pursuant to relevant securities laws and regulations and may not be sold, issued or offered within Taiwan through a public offering or in circumstances which constitutes an offer within the meaning of the Securities and Exchange Act of Taiwan that requires a registration or approval of the Financial Supervisory Commission of Taiwan. No person or entity in Taiwan has been authorized to offer, sell, give advice regarding or otherwise intermediate the offering and sale of the shares of our common stock in Taiwan.

Notice to prospective investors in Bermuda

Shares of our common stock may be offered or sold in Bermuda only in compliance with the provisions of the Investment Business Act of 2003 of Bermuda which regulates the sale of securities in Bermuda. Additionally, non-Bermudian persons (including companies) may not carry on or engage in any trade or business in Bermuda unless such persons are permitted to do so under applicable Bermuda legislation.

Notice to prospective investors in Saudi Arabia

This prospectus may not be distributed in the Kingdom of Saudi Arabia except to such persons as are permitted under the Rules on the Offer of Securities and Continuing Obligations Regulations as issued by the board of the Saudi Arabian Capital Market Authority (the CMA) pursuant to resolution number 3-123-2017 dated 27 December 2017, as amended (the CMA Regulations). The CMA does not make any representation as to the accuracy or completeness of this prospectus and expressly disclaims any liability whatsoever for any loss arising from, or incurred in reliance upon, any part of this prospectus. Prospective purchasers of the securities offered hereby should conduct their own due diligence on the accuracy of the information relating to the securities. If you do not understand the contents of this prospectus, you should consult an authorized financial adviser.

Notice to prospective investors in the Dubai International Financial Centre (DIFC)

This prospectus relates to an Exempt Offer in accordance with and as defined in the Markets Law, DIFC Law No. 1 of 2012, as amended. This prospectus is intended for distribution only to persons of a type specified in the

Markets Law, DIFC Law No. 1 of 2012, as amended. It must not be delivered to, or relied on by, any other person. The Dubai Financial Services Authority (DFSA) has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for this prospectus. The securities to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the securities offered should conduct their own due diligence on the securities. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

In relation to its use in the DIFC, this prospectus is strictly private and confidential and is being distributed to a limited number of investors and must not be provided to any person other than the original recipient, and may not be reproduced or used for any other purpose. The interests in the securities may not be offered or sold directly or indirectly to the public in the DIFC.

Notice to prospective investors in the United Arab Emirates

The shares of our common stock have not been, and are not being, publicly offered, sold, promoted or advertised in the United Arab Emirates (including the DIFC) other than in compliance with the laws of the United Arab Emirates (and the DIFC) governing the issue, offering and sale of securities. Further, this prospectus does not constitute a public offer of securities in the United Arab Emirates (including the DIFC) and is not intended to be a public offer. This prospectus has not been approved by or filed with the Central Bank of the United Arab Emirates, the Securities and Commodities Authority, Financial Services Regulatory Authority or the DFSA.

Notice to prospective investors in the Abu Dhabi Global Market

The Abu Dhabi Global Market (ADGM), including the Financial Services Regulatory Authority and the Registration Authority does not accept any responsibility for the content of the information included in this prospectus, including the accuracy or completeness of such information. The liability for the content of this prospectus lies with the company and other persons, such as experts, whose opinions are included in this prospectus with their consent. The ADGM has also not assessed the suitability of the securities to which this prospectus relates to any particular investor or type of investor. The securities to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the securities offered should conduct their own due diligence on the securities If you do not understand the contents of this prospectus or are unsure whether the securities to which this prospectus relates are suitable for your individual investment objectives and circumstances, you should consult an authorized financial adviser.

Notice to prospective investors in the British Virgin Islands

The shares of our common stock are not being, and may not be offered to the public or to any person in the British Virgin Islands for purchase or subscription by or on behalf of the company. The shares of our common stock may be offered to companies incorporated under the BVI Business Companies Act, 2004 (British Virgin Islands), but only where the offer will be made to, and received by, the relevant BVI Company entirely outside of the British Virgin Islands.

Notice to prospective investors in Bahamas

Shares of our common stock may not be offered or sold in The Bahamas via a public offer. Shares of our common stock may not be offered or sold or otherwise disposed of in any way to any person(s) deemed “resident” for exchange control purposes by the Central Bank of The Bahamas.

Notice to prospective investors in South Africa

Due to restrictions under the securities laws of South Africa, no “offer to the public” (as such term is defined in the South African Companies Act, No. 71 of 2008 (as amended or re-enacted) (the South African Companies Act)) is being made in connection with the issue of shares of our common stock in South Africa. Accordingly, this prospectus does not, nor is it intended to, constitute a “registered prospectus” (as defined in the South African Companies Act) prepared and registered under the South African Companies Act and has not been approved by, and/or filed with, the South African Companies and Intellectual Property Commission or any other regulatory authority in South Africa. The shares of our common stock are not offered, and the offer shall not be transferred, sold, renounced or delivered, in South Africa or to a person with an address in South Africa, unless one or other of the following exemptions stipulated in section 96 (1) applies:

Section 96(1)(a): the offer, transfer, sale, renunciation or delivery is to:

(i)	persons whose ordinary business, or part of whose ordinary business, is to deal in securities, as principal or agent;

(ii)	the South African Public Investment Corporation;

(iii)	persons or entities regulated by the Reserve Bank of South Africa;

(iv)	authorized financial service providers under South African law;

(v)	financial institutions recognized as such under South African law;

(vi)	a wholly-owned subsidiary of any person or entity contemplated in (c), (d) or (e), acting as agent in the capacity of an authorized portfolio manager for a pension fund, or as manager for a collective investment scheme (in each case duly registered as such under South African law); or

(vii)	any combination of the persons in (i) to (vi), or

Section 96(1)(b): the total contemplated acquisition cost of the securities, for any single addressee acting as principal is equal to or greater than ZAR1,000,000 or such higher amount as may be promulgated by notice in the Government Gazette of South Africa pursuant to section 96(2)(a) of the South African Companies Act.

Information made available in this prospectus should not be considered as “advice” as defined in the South African Financial Advisory and Intermediary Services Act, 2002.

Notice to prospective investors in Israel

This prospectus does not constitute a prospectus under the Israeli Securities Law, 5728-1968 (the Israeli Securities Law), and has not been filed with or approved by the Israel Securities Authority. In Israel, this prospectus is being distributed only to, and is directed only at, and any offer of the shares is directed only at, (i) a limited number of persons in accordance with the Israeli Securities Law and (ii) investors listed in the first addendum (the Addendum), to the Israeli Securities Law, consisting primarily of joint investment in trust funds, provident funds, insurance companies, banks, portfolio managers, investment advisors, members of the Tel Aviv Stock Exchange, underwriters, venture capital funds, entities with equity in excess of NIS 50 million and “qualified individuals,” each as defined in the Addendum (as it may be amended from time to time), or, collectively referred to as qualified investors (in each case, purchasing for their own account or, where permitted under the Addendum, for the accounts of their clients who are investors listed in the Addendum).

Qualified investors are required to submit written confirmation that they fall within the scope of the Addendum, are aware of the meaning of same and agree to it.

Legal matters

The validity of the shares of our common stock being offered by this prospectus will be passed upon for us by Cooley LLP, San Diego, California. The underwriters are being represented by Latham & Watkins LLP, San Diego, California.

Experts

Ernst & Young LLP, independent registered public accounting firm, has audited our consolidated financial statements at December 31, 2025 and 2024, and for each of the two years in the period ended December 31, 2025, as set forth in their report. We have included our financial statements in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

Where you can find more information

We have filed with the SEC a registration statement on Form S-1 under the Securities Act, with respect to the shares of our common stock being offered by this prospectus. This prospectus does not contain all of the information in the registration statement and its exhibits. For further information with respect to us and the common stock offered by this prospectus, we refer you to the registration statement and its exhibits. Statements contained in this prospectus as to the contents of any contract or any other document referred to are not necessarily complete, and in each instance, we refer you to the copy of the contract or other document filed as an exhibit to the registration statement. Each of these statements is qualified in all respects by this reference.

You can read our SEC filings, including the registration statement, over the Internet at the SEC’s website at www.sec.gov. You may also request a copy of these filings, at no cost, by writing us at 5871 Oberlin Drive, Suite 200, San Diego, California 92121, or calling us at (877) 232-7974.

Upon the closing of this offering, we will be subject to the information reporting requirements of the Exchange Act, and we will file reports, proxy statements and other information with the SEC. These reports, proxy statements and other information will be available for inspection and copying at the public reference room and website of the SEC referred to above. We also maintain a website at www.adarx.com, at which, following the closing of this offering, you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. The information contained in, or that can be accessed through, our website is not incorporated by reference in, and is not part of, this prospectus.

Index to consolidated financial statements

ADARx Pharmaceuticals, Inc.

Page

Audited consolidated financial statements as of and for the years ended December 31, 2025 and 2024

Report of independent registered public accounting firm	F-2

Consolidated balance sheets as of December 31, 2025 and 2024	F-3

Consolidated statements of operations and comprehensive loss for the years ended December 31, 2025 and 2024	F-4

Consolidated statements of convertible preferred stock and stockholders’ deficit for the years ended December 31, 2025 and 2024	F-5

Consolidated statements of cash flows for the years ended December 31, 2025 and 2024	F-6

Notes to consolidated financial statements	F-7

Unaudited condensed consolidated financial statements as of March 31, 2026 and December 31, 2025 and for the three months ended March 31, 2026 and 2025

Condensed consolidated balance sheets as of March 31, 2026 (unaudited) and December 31, 2025	F-33

Condensed consolidated statements of operations and comprehensive loss for the three months ended March 31, 2026 and 2025 (unaudited)	F-34

Condensed consolidated statements of convertible preferred stock and stockholders’ deficit for the three months ended March 31, 2026 and 2025 (unaudited)	F-35

Condensed consolidated statements of cash flows for the three months ended March 31, 2026 and 2025 (unaudited)	F-36

Notes to condensed consolidated financial statements (unaudited)	F-37

Report of independent registered public accounting firm

To the Stockholders and the Board of Directors of ADARx Pharmaceuticals, Inc.

Opinion on the financial statements

We have audited the accompanying consolidated balance sheets of ADARx Pharmaceuticals, Inc. (the Company) as of December 31, 2025 and 2024, the related consolidated statements of operations and comprehensive loss, convertible preferred stock and stockholders’ deficit, and cash flows for the years then ended, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2025 and 2024, and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

Basis for opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Ernst & Young LLP

We have served as the Company’s auditor since 2023.

San Diego, California

June 22, 2026

ADARx Pharmaceuticals, Inc.

Consolidated balance sheets

	December 31,
(in thousands, except share and per share data)	2025	2024

Assets

Current assets:
Cash and cash equivalents	$66,517	$14,034
Short-term investments	413,479	205,444
Prepaid expenses and other current assets	13,379	6,189

Total current assets	493,375	225,667
Property and equipment, net	4,734	2,969
Operating lease right-of-use assets	7,336	4,158
Other non-current assets	2,210	660

Total assets	$507,655	$233,454

Liabilities, convertible preferred stock, and stockholders’ deficit

Current liabilities:
Accounts payable	$5,844	$1,346
Accrued expenses and other current liabilities	6,371	6,797
Deferred revenue, current portion	16,557	—
Lease liabilities, current portion	1,713	794

Total current liabilities	30,485	8,937
Lease liabilities, less current portion	6,028	3,535
Deferred revenue, less current portion	314,994	—
Other long-term liabilities	781	505

Total liabilities	352,288	12,977

Commitments and contingencies (Note 7)

Convertible preferred stock:
Series A convertible preferred stock, $0.0001 par value; 31,315,236 shares authorized; 31,315,236 shares issued and outstanding as of December 31, 2025 and 2024	37,553	37,553
Series B convertible preferred stock, $0.0001 par value; 14,653,302 shares authorized; 14,653,302 shares issued and outstanding as of December 31, 2025 and 2024	74,787	74,787
Series B-1 convertible preferred stock, $0.0001 par value; 6,913,353 shares authorized; 6,913,353 shares issued and outstanding as of December 31, 2025 and 2024	45,710	45,710
Series C convertible preferred stock, $0.0001 par value; 24,038,463 shares authorized; 24,038,463 shares issued and outstanding as of December 31, 2025 and 2024	199,572	199,572

Stockholders’ deficit:
Common stock, $0.0001 par value; 102,000,000 shares authorized; 11,318,135 and 11,286,885 shares issued and outstanding as of December 31, 2025 and 2024, respectively	—	—
Additional paid-in capital	16,489	10,131
Accumulated other comprehensive income	1,955	335
Accumulated deficit	(220,699)	(147,611)

Total stockholders’ deficit	(202,255)	(137,145)

Total liabilities, convertible preferred stock, and stockholders’ deficit	$507,655	$233,454

See accompanying notes to consolidated financial statements.

ADARx Pharmaceuticals, Inc.

Consolidated statements of operations and comprehensive loss

	Year ended December 31,
(in thousands, except share and per share data)	2025	2024

Revenue:
Collaboration revenue	$3,449	$—

Operating expenses:
Research and development	71,512	43,357
General and administrative	20,302	14,876

Total operating expenses	91,814	58,233

Loss from operations	(88,365)	(58,233)

Other income, net:
Interest income	13,641	11,395
Other income	1,636	478

Total other income, net	15,277	11,873

Net loss	$(73,088)	$(46,360)

Other comprehensive income (loss):
Foreign currency translation adjustment	(29)	(34)
Unrealized gains (losses) on available-for-sale securities	1,649	(55)

Total comprehensive loss	$(71,468)	$(46,449)

Net loss per share, basic and diluted	$(6.43)	$(4.22)

Weighted-average shares outstanding, basic and diluted	11,362,970	10,995,562

See accompanying notes to consolidated financial statements.

ADARx Pharmaceuticals, Inc.

Consolidated statements of convertible preferred stock and stockholders’ deficit

(in thousands, except share data)	Series A convertible preferred stock		Series B convertible preferred stock		Series B-1 convertible preferred stock		Series C convertible preferred stock		Common stock		Additional paid-In capital	Accumulated other comprehensive income	Accumulated deficit	Total stockholders’ deficit
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
Balance as of December 31, 2023	31,315,236	$37,553	14,653,302	$74,787	6,913,353	$45,710	24,038,463	$199,572	11,103,340	$—	$5,733	$424	$(101,251)	$(95,094)
Vesting of early exercised stock options	—	—	—	—	—	—	—	—	—	—	225	—	—	225
Stock option repurchase	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Exercise of stock options	—	—	—	—	—	—	—	—	183,545	—	225	—	—	225
Stock-based compensation	—	—	—	—	—	—	—	—	—	—	3,948	—	—	3,948
Issuance of common stock upon exercise of stock options	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Other comprehensive (loss)	—	—	—	—	—	—	—	—	—	—	—	(89)	—	(89)
Net loss	—	—	—	—	—	—	—	—	—	—	—	—	(46,360)	(46,360)

Balance as of December 31, 2024	31,315,236	$37,553	14,653,302	$74,787	6,913,353	$45,710	24,038,463	$199,572	11,286,885	—	10,131	335	(147,611)	(137,145)
Vesting of early exercised stock options	—	—	—	—	—	—	—	—	—	—	134	—	—	134
Stock-based compensation	—	—	—	—	—	—	—	—	—	—	6,127	—	—	6,127
Issuance of common stock upon exercise of stock options	—	—	—	—	—	—	—	—	31,250	—	97	—	—	97
Other comprehensive gain (loss)	—	—	—	—	—	—	—	—	—	—	—	1,620	—	1,620
Net loss	—	—	—	—	—	—	—	—	—	—	—	—	(73,088)	(73,088)

Balance as of December 31, 2025	31,315,236	$37,553	14,653,302	$74,787	6,913,353	$45,710	24,038,463	$199,572	11,318,135	$—	$16,489	$1,955	$(220,699)	$(202,255)

See accompanying notes to consolidated financial statements.

ADARx Pharmaceuticals, Inc.

Consolidated statements of cash flows

	Year ended December 31,
(in thousands)	2025	2024

Cash flows from operating activities:
Net loss	$(73,088)	$(46,360)
Adjustments to reconcile net loss to net cash used in operating activities:
Stock-based compensation	6,127	3,948
Depreciation	1,002	730
Amortization of right-of-use assets	1,325	772
Accretion on investments	(2,889)	(7,089)
Changes in operating assets and liabilities:
Prepaid expenses and other current assets	(3,688)	(575)
Other non-current assets	(1,548)	(631)
Accounts payable	4,473	(223)
Accrued expenses and other current liabilities	(115)	1,570
Operating lease liabilities	(1,092)	(735)
Deferred revenue	331,551	—
Other liabilities	230	30

Net cash provided by (used in) operating activities	262,288	(48,563)

Cash flows from investing activities:
Purchase of investments	(403,490)	(181,031)
Proceeds from maturities of investments	196,500	221,000
Purchase of property and equipment	(2,935)	(455)

Net cash provided by (used in) investing activities	(209,925)	39,514

Cash flows from financing activities:
Proceeds from exercise of stock options	97	225

Net cash provided by financing activities	97	225
Effect of exchange rate changes on cash and cash equivalents	23	6

Net increase (decrease) in cash and cash equivalents	52,483	(8,818)
Cash and cash equivalents, beginning of the period	14,034	22,852

Cash and cash equivalents, end of the period	$66,517	$14,034

Supplemental disclosure of non-cash activities:
Purchases of property and equipment in accounts payables and accrued expenses and other current liabilities	$98	$265

Operating lease right-of-use assets obtained in exchange for operating lease liabilities	$4,702	$3,009

Vesting of early exercised stock options	$134	$225

See accompanying notes to consolidated financial statements.

ADARx Pharmaceuticals, Inc.

Notes to consolidated financial statements

1. Nature of business

Description of business

ADARx Pharmaceuticals, Inc. (collectively with its wholly owned subsidiary, “ADARx” or the “Company”) is headquartered in San Diego, California, and was incorporated in the State of Delaware in December 2019. The Company is a late-clinical stage biotechnology company focused on developing next-generation siRNA therapeutics designed to treat a broad spectrum of diseases. The Company is focused on advancing and expanding its pipeline of highly potent, selective and durable siRNA therapeutic candidates, including three clinical-stage programs and two advanced preclinical programs. Its three hepatic-targeted programs are agazisiran, onvuzosiran and ADX-626, and its two extraheptic-targeted programs are ADX-077 and ADX-199. Beyond its named programs, the Company plans to continue to leverage its proprietary technologies to strategically expand its pipeline of next-generation siNRA therapeutics. The Company’s goal is to control the expression of specific disease drivers with highly selective RNA targeted therapies, delivering life-changing treatments for patients with urgent unmet medical needs.

Liquidity and capital resources

As of December 31, 2025, the Company had cash, cash equivalents, and short-term investments of $480.0 million. Through December 31, 2025, the Company received $335.0 million in connection with the Collaboration and License Option Agreement (the “AbbVie Agreement”) with the Puerto Rico branch of AbbVie Biotechnology Ltd (“AbbVie”), which resulted in its first period of positive cash flows from operations (see Note 6 for additional details). Despite this, since its inception, the Company has incurred significant operating losses, and has historically incurred negative cash flows from operations. The Company has devoted substantially all of its resources to organizing and staffing the Company, business planning, raising capital, developing its technologies, establishing and maintaining its intellectual property portfolio, identifying and developing its product candidates, preparing for, initiating, and conducting its ongoing and planned preclinical studies and clinical trials, establishing and maintaining arrangements with third parties for the manufacturing of the Company’s product candidates, and providing general and administrative support for these operations.

From inception to December 31, 2025, the Company has funded its operations primarily from raising aggregate gross proceeds of approximately $352.5 million from the sale and issuance of shares of the Company’s convertible preferred stock. As mentioned above, during the current period, the Company entered into the AbbVie Agreement, receiving an upfront payment, which was recorded as deferred revenue. The recognition of this deferred revenue is expected to occur in future periods but is not anticipated to fully offset operating losses in the near term. As such, the Company expects to continue to incur substantial losses for the foreseeable future due to its research and development activities. Additional funding will be required in the future to continue with the Company’s planned research and development and other activities. The Company expects to finance its operations through equity offerings, debt financings, and other capital sources, including potential strategic collaborations, licensing, and other similar arrangements. However, there can be no assurance that any additional financing or strategic transactions will be available to the Company on acceptable terms, if at all. If the Company is unable to raise additional funds or enter into such arrangements when needed, the Company could be forced to delay, limit, reduce or terminate its research and development programs or potential future commercialization efforts, or grant rights to develop and market its product candidates even if it would otherwise prefer to develop and market such product candidates itself.

Based on the Company’s current operating plan, it estimates that its existing cash, cash equivalents, and short-term investments as of December 31, 2025 will be sufficient to fund its projected operating expenses and capital expenditure requirements for at least 12 months following the date these consolidated financial statements are available to be issued.

2. Basis of presentation and summary of significant accounting policies

Basis of presentation and principles of consolidation

The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, ADARx Pharmaceuticals Australia Pty Ltd. All intercompany balances and transactions have been eliminated in consolidation. These consolidated financial statements have been prepared in accordance with United States (“U.S.”) generally accepted accounting principles (“GAAP”) and include all adjustments necessary for the fair presentation of the Company’s financial position for the periods presented.

Use of estimates

The preparation of the Company’s consolidated financial statements requires management to make certain estimates, judgments, and assumptions that impact the amounts reported in the consolidated financial statements and accompanying notes. Significant estimates and assumptions include, but are not limited to, the measurement of the proportional performance of the combined performance obligations related to the AbbVie Agreement and to a lesser extent, the fair value of common stock and equity awards and accrued research and development expenses. Although estimates are based on the Company’s historical experience, knowledge of current events, and actions it may undertake in the future, actual results may ultimately materially differ from these estimates.

Concentration of credit risks

Financial instruments that potentially subject the Company to concentrations of credit risk primarily consist of cash and cash equivalents and short-term investments. The Company maintains deposits in federally insured financial institutions in excess of federally insured limits and holds investments in money market funds and U.S. Treasury securities, which can be subject to certain credit risks. The Company has not experienced any losses in such accounts, and management believes that the Company is not exposed to significant credit risk due to the financial position of the depository institutions in which those deposits are held.

Foreign currency

The Company’s consolidated financial statements are presented in U.S. dollars, which is the Company’s reporting currency. The functional currency of the Company’s wholly owned subsidiary located in Australia is the Australian dollar. Balance sheets prepared in the functional currency are translated to the reporting currency at exchange rates in effect at the end of the accounting period, except for stockholders’ deficit accounts, which are translated at rates in effect when these balances were originally recorded. Expense accounts are translated using a monthly average exchange rate in effect during the period. The resulting foreign currency translation adjustments are recorded as a separate component of accumulated other comprehensive income (loss) in the accompanying consolidated balance sheets. Gains and losses on foreign currency transactions are included in other income, net in the consolidated statements of operations and comprehensive loss as incurred.

Segment reporting

The Company identifies its operating segments based on the regular review of operating results by the Chief Executive Officer, who acts as the Chief Operating Decision Maker (“CODM”). The CODM allocates resources and assesses performance based on these results. The Company has one reportable segment focused on developing proprietary RNA targeting delivery platforms as well as technologies for silencing or editing target mRNA. This segment encompasses the Company’s pipeline of RNA therapeutics for treating diseases across various therapeutic areas, including genetic, cardiometabolic, complement-mediated, and central nervous system diseases.

Segment assets are reported on the consolidated balance sheets as total consolidated assets, encompassing all assets, liabilities, cash flows, and expenses within the Company’s single reportable segment. When evaluating the Company’s financial performance and making strategic decisions, the CODM focuses their review of expenses incurred based on the nature of those expenses.

The table below is a summary of the segment profit or loss, including significant segment expenses (in thousands):

	Year ended December 31,
	2025	2024

Revenue:
Collaboration revenue	$3,449	$—

Operating expenses:
Research and development:
External research and development:
Agazisiran	10,678	8,920
Onvuzosiran	19,868	5,145
ADX-626	3,994	5,115
Preclinical and other costs	10,709	5,994

Total external research and development costs	45,249	25,174
Internal research and development costs	26,263	18,183

Total research and development	71,512	43,357
General and administrative	20,302	14,876
Total operating expenses	91,814	58,233

Loss from operations	(88,365)	(58,233)

Other income, net:
Interest income	13,641	11,395
Other income	1,636	478

Total other income, net	15,277	11,873

Consolidated net loss	$(73,088)	$(46,360)

Fair value measurements

Accounting Standards Codification (“ASC”) Topic 820, Fair Value Measurement defines fair value, establishes a consistent framework for measuring fair value and expands disclosure for each major asset and liability category measured at fair value on either a recurring or nonrecurring basis. Fair value is defined as an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. As a basis for considering such assumptions, the accounting guidance establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

•	Level 1—Unadjusted quoted prices in active markets for identical assets and liabilities that are accessible at the measurement date.

•	Level 2—Quoted prices for similar assets and liabilities in active markets, quoted prices in markets that are not active, or inputs which are observable, either directly or indirectly.

•

Level 3—Prices or valuation techniques that require inputs that are both significant to the fair value measurement of the assets or liabilities and unobservable (i.e., supported by little or no market activity).

The Company’s financial instruments consisted principally of cash and cash equivalents, accounts payable, and short-term investments. The carrying value of cash and cash equivalents and accounts payable approximate their fair values due to their relatively short maturities. Short-term investments are comprised of available-for-sale securities that are reported at fair value with the related unrealized gains or losses included in accumulated other comprehensive income (loss), a component of stockholders’ equity (deficit) in the Company’s consolidated balance sheets. Therefore, the recorded amount of these financial instruments approximates estimated fair value as of December 31, 2025 and 2024.

The tables below present information about the Company’s financial assets measured at fair value and indicates the fair value hierarchy of the valuation technique utilized to determine such fair value (in thousands):

	As of December 31, 2025
	Level 1	Level 2	Level 3	Total

Cash and cash equivalents
Money market funds	$58,809	$—	$—	$58,809

Short-term investments
U.S. treasury securities	413,479	—	—	413,479

Total	$472,288	$—	$—	$472,288

	As of December 31, 2024
	Level 1	Level 2	Level 3	Total

Cash and cash equivalents
Money market funds	$5,955	$—	$—	$5,955

Short-term investments
U.S. treasury securities	205,444	—	—	$205,444

Total	$211,399	$—	$—	$211,399

Cash and cash equivalents

The Company considers all highly liquid investments that are readily convertible into cash and have an original maturity of three months or less at the time of purchase to be cash equivalents. Cash and cash equivalents include cash in readily available checking and savings accounts, and money market funds.

Short-term investments

Short-term investments represent holdings of available-for-sale marketable debt securities and are recorded at fair value. The Company considers all investments purchased with an original maturity date of more than three months as current assets, including those investments with remaining maturities of greater than one year, given they are highly liquid in nature and because such investment securities represent the investment of cash that is available to fund the Company’s current operations.

The Company evaluates its available-for-sale marketable debt securities for expected credit losses in accordance with ASC Topic 326, Financial Instruments—Credit Losses. For securities in an unrealized loss position, the Company assesses whether the decline in fair value is attributable to credit-related factors. If the Company intends to sell the security or it is more likely than not that the Company will be required to sell the security before recovery of its amortized cost basis, the entire unrealized loss is recognized in earnings. Otherwise, the credit-related portion of the unrealized loss is recognized through an allowance for credit losses, with the remaining unrealized loss recognized in other comprehensive income (loss). The Company limits its credit exposure by investing primarily in investment-grade securities and by diversifying its investment portfolio.

Realized gains and losses, dividends, and interest income are included in other income, net. The amortized cost of debt securities is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization and accretion together with interest on securities are included in interest income on the Company’s consolidated statements of operations. The cost of marketable securities sold is determined based on the specific identification method and any realized gains or losses on the sale of investments are reflected as a component of other income, net.

Property and equipment, net

Property and equipment, net is stated at cost less accumulated depreciation and amortization. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, which range from five to seven years. Amortization of leasehold improvements is computed using the straight-line method over the shorter of the lease term or the estimated useful life of the related assets. Maintenance and repairs are charged to operating expense as incurred. When assets are sold, or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any resulting gains or losses are recognized.

Impairment of long-lived assets

The Company reviews the carrying amount of its long-lived assets, including property and equipment and right-of-use assets, for impairment whenever events or changes in business circumstances indicate that the carrying amount of the long-lived assets or asset group may not be fully recoverable. If indicators of impairment exist, an impairment charge, if any, is determined based upon the excess of the carrying value of the long-lived asset or asset group over its estimated fair value. There were no impairments of long-lived assets as of and for the years ended December 31, 2025 and 2024.

Revenue recognition

The Company accounts for revenue in accordance with ASC Topic 606, Revenue from Contracts with Customers (“ASC 606”). This standard applies to all contracts with customers, except for contracts that are within the scope of other standards, such as leases, insurance, collaboration arrangements and financial instruments.

At the inception of each collaboration arrangement, the Company assesses whether the arrangement, or distinct units of account within it, represents a collaborative arrangement within the scope of ASC 808, Collaborative Arrangements (“ASC 808”)—because it involves a joint operating activity in which both parties are active participants and are exposed to significant risks and rewards dependent on the activity’s commercial success—or a vendor-customer relationship within the scope of ASC 606. A counterparty is considered a customer to the extent it has contracted with the Company to obtain goods or services that are an output of the Company’s ordinary activities, including research and development services, in exchange for consideration. The Company concluded that its counterparty under the AbbVie Agreement is a customer with respect to the research and development services it provides and, accordingly, accounts for the arrangement under ASC 606.

In accordance with ASC 606, revenue is recognized when a customer obtains control of promised goods or services in an amount that reflects the consideration to which the entity expects to receive in exchange for those goods or services. To determine the appropriate amount of revenue to be recognized for arrangements that the Company determines are within the scope of ASC 606, it performs the following five steps:

(i)	identify the contract(s) with a customer;

(ii)	identify the performance obligations in the contract;

(iii)	determine the transaction price;

(iv)	allocate the transaction price to the performance obligations within the contract; and

(v)	recognize revenue when (or as) the entity satisfies a performance obligation.

At contract inception, once the contract is determined to be within the scope of ASC 606, the Company assesses the goods or services promised within the contract to determine whether each promised good or service is a performance obligation. The Company’s contracts with customers typically include promises related to licenses to intellectual property, research and development services and options to purchase additional goods or services. Performance obligations are promises in a contract to transfer a distinct good or service to the customer that (i) the customer can benefit from on its own or together with other readily available resources, and (ii) is separately identifiable from other promises in the contract. Goods or services that are not individually distinct performance obligations are combined with other promised goods or services until such combined group of promises meet the requirements of a performance obligation. Contracts that include an option to acquire additional goods or services are evaluated to determine if such option provides a material right to the customer that it would not have received without entering into the contract. If so, the option is accounted for as a separate performance obligation.

The Company determines the transaction price based on the amount of consideration the Company expects to receive for transferring the promised goods or services in the contract. Consideration may be fixed, variable, or a combination of both. The transaction price is generally comprised of a non-refundable, upfront fee; option exercise fees that are paid upon exercise; development, commercial, and sales milestone payments; and royalties on net sales of licensed products. The Company estimates the amount of variable consideration to predict the amount of consideration to which it will be entitled. The Company utilizes the most likely amount method to estimate milestone payments. Amounts of variable consideration are included in the transaction price to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved. Each reporting period the Company re-evaluates the probability of achievement of such variable consideration and any related constraints. Any such adjustments are recorded on a cumulative catchup basis, which would affect revenue and net loss in the period of adjustment.

The Company then allocates the transaction price to each performance obligation based on the relative standalone selling price. The Company develops assumptions that require the use of judgment to determine the standalone selling price for each performance obligation identified in each contract. The key assumptions utilized in determining the standalone selling price for each performance obligation may include estimated research and development costs, development timelines, forecasted sales, discount rates, likelihood of exercise and probabilities of technical and regulatory success. Variable consideration is allocated specifically to one or more performance obligations in a contract when the terms of the variable consideration relate to the satisfaction of the performance obligation and the resulting amounts allocated to each performance obligation are consistent with the amount the Company would expect to receive for each performance obligation.

Revenue is recognized based on the amount of the transaction price that is allocated to each respective performance obligation when or as the performance obligation is satisfied by transferring a promised good or service to the customer. For performance obligations that are satisfied over time, the Company recognizes revenue by measuring the progress toward complete satisfaction of the performance obligation using a single method of measuring progress which depicts the performance in transferring control of the associated goods or services to the customer. The Company uses input methods to measure the progress toward the complete satisfaction of performance obligations satisfied over time. The Company evaluates the measure of progress each reporting period and, if necessary, updates the measure of progress to reflect any changes in the expected outcome of the performance obligation. Any such adjustments are recorded on a cumulative catch-up basis, which would affect revenue and net loss in the period of adjustment. Significant management judgment is required in determining the level of effort required under an arrangement and the period over which the Company is expected to complete its performance obligations under an arrangement.

The Company’s revenue arrangements include the following:

Up-front payments: For licenses that are bundled with research and development services, the Company utilizes judgment to assess the nature of the combined performance obligation to determine whether the combined performance obligation is satisfied over time or at a point in time and, if over time, the appropriate method of measuring progress for purposes of recognizing revenue from non-refundable, up-front fees. The Company evaluates the measure of progress each reporting period and, if necessary, updates the measure of progress to reflect any changes in the expected outcome of the performance obligation and related revenue recognition.

Customer options: The Company’s arrangements may provide the customer with the right to acquire additional goods or services in the future. Under these agreements, fees may be due to the Company (i) at the inception of the arrangement as an upfront fee or payment or (ii) upon the exercise of the customer option. If an arrangement is determined to contain customer options that allow the customer to acquire additional goods or services, the goods and services underlying the customer options are not considered to be performance obligations at the outset of the arrangement, as they are contingent upon option exercise. The Company evaluates the customer options for material rights, or options to acquire additional goods or services for free or at a discount. If the customer options are determined to represent a material right, the material right is recognized as a separate performance obligation at the inception of the arrangement. The Company allocates the transaction price to material rights based on the relative stand-alone selling price. The transaction price allocated to material right is recognized when (or as) the option is exercised (and the underlying future goods or services are transferred to the customer) or when the option expires.

Milestone payments: At the inception of an agreement that includes milestone payments, the Company evaluates each milestone to determine when and how much of the milestone to include in the transaction price. The Company evaluates whether the milestones are considered probable of being achieved and estimates the amount to be included in the transaction price using the most likely amount method. Then, the Company considers whether any portion of that estimated amount is subject to the variable consideration constraint (that is, whether it is probable that a significant reversal of cumulative revenue would not occur upon resolution of the uncertainty.) The Company updates the estimate of variable consideration included in the transaction price at each reporting date which includes updating the assessment of the likely amount of consideration and the application of the constraint to reflect current facts and circumstances.

Royalties: For arrangements that include sales-based royalties, including milestone payments based on the level of sales, and for which the license is deemed to be the predominant item to which the royalties relate, the Company will recognize revenue at the later of (i) when the related sales occur, or (ii) when the performance obligation to which some or all of the royalty has been allocated has been satisfied (or partially satisfied). To date, the Company has not recognized any revenue related to sales-based royalties or sales-based milestone payments.

The Company’s revenues have been generated through the AbbVie Agreement (see Note 6 for additional details).

Contract balances

The Company recognizes a contract asset when the Company transfers goods or services to a customer before the customer pays consideration or before payment is due, excluding any amounts presented as a receivable (i.e., accounts receivable). A contract asset is an entity’s right to consideration in exchange for goods or services that the entity has transferred to a customer. The contract liabilities (i.e., deferred revenue) primarily relate to contracts where the Company has received payment but has not yet satisfied the related performance obligations.

Contract liabilities are recognized as revenue as (or when) the Company satisfies the related performance obligations. Consideration allocated to performance obligations that are satisfied over time is recognized as those performance obligations are satisfied, based on the Company’s measure of progress toward complete satisfaction, and consideration allocated to material rights is recognized upon the earlier of the exercise or the expiration of the related option.

Research and development expenses

Research and development costs are expensed as incurred. Advance payments for research and development activities are capitalized as prepaid expenses and expensed as the related services are performed. Costs are considered incurred based on an evaluation of the progress to completion of specific tasks or milestones under each contract using information and data provided to the Company by its clinical sites and vendors. These costs consist of external and internal costs associated with the Company’s research and development activities, including drug discovery efforts, preclinical and clinical development of the Company’s product candidates, and manufacturing. The Company’s research and development expenses consist primarily of external research and development costs incurred with the development of our product candidates under agreements with third parties, such as contract research organizations (“CROs”), consultants, advisors, contract development manufacturing organizations (“CDMOs”), and other third parties to conduct and support the Company’s clinical trials and preclinical studies, costs associated with required regulatory filings, compliance, and fees; personnel-related costs, including salaries, bonuses, benefits, travel, and stock-based compensation expenses for personnel engaged in research and development functions; and costs related to general overhead expenses such as allocated facilities, depreciation, insurance, and other allocated expenses, including rent expenses, lab supplies, and equipment associated with the Company’s research and development activities.

The Company accrues for costs incurred as the services are being provided by monitoring the progress of the project and the invoices received from external service providers. The Company adjusts its accrual as actual costs become known. If the actual timing of the performance of services or the level of effort varies significantly from the estimate, the Company will adjust the accrual accordingly. The Company’s historical accrual estimates have not been materially different from the actual costs.

General and administrative expenses

General and administrative costs are expensed as incurred and include personnel-related costs, including salaries, bonuses, benefits, travel, and stock-based compensation expenses for personnel engaged in executive, accounting and finance, business development, legal, and other administrative functions, legal fees relating to intellectual property and corporate matters, professional fees for accounting, auditing, consulting and tax services, insurance, facility costs not otherwise included in research and development expenses, including depreciation, and non-income taxes.

Stock-based compensation

The Company accounts for stock-based compensation under ASC Topic 718, Compensation—Stock Compensation, which requires the measurement and recognition of compensation expense based on estimated fair values for all stock-based payment awards made to employees and non-employees. The Company measures restricted common stock awards using the difference, if any, between the purchase price per share of the award and the fair value of the Company’s common stock at the date of the grant. The Company estimates the fair value of its stock option awards using the Black-Scholes option pricing model, which requires the input of assumptions, including the (i) fair value of the Company’s common stock; (ii) the expected term; (iii) expected volatility; (iv) risk-free interest rate; and (v) expected dividend yield. The Company accounts for forfeitures as they occur. Compensation expense related to awards is recognized on a straight-line basis by recognizing the grant date fair value over the associated service period of the award, which is the vesting term.

Leases

The Company determines if an arrangement is a lease at inception. Leases that are economically similar to the purchase of assets are generally classified as finance leases; otherwise, the leases are classified as operating leases. Options to renew a lease are not included in the Company’s assessment unless there is reasonable certainty that the Company will renew. Leases with a term greater than one year are recognized on the consolidated balance sheets as operating lease right-of-use assets and operating lease liabilities.

Operating lease right-of-use assets represent the Company’s right to use an underlying asset for the lease term and lease liabilities represent the Company’s obligation to make lease payments arising from the lease. Operating lease right-of-use assets and liabilities are recognized at the commencement date based on the present value of lease payments over the lease term. However, certain adjustments to the right-of-use asset may be required for items such as incentives received. The Company has elected the practical expedient to not separate lease and non-lease components. For leases that have a lease term less than twelve months and do not include an option to purchase the underlying asset that is reasonably certain to be exercised, the Company recognizes rent expense in the consolidated statements of operations on a straight-line basis over the lease term and records variable lease payments as incurred. For operating leases, when the rate is not implicit in the lease agreements, the Company estimates the incremental borrowing rate based on information available at the lease commencement date including by utilizing the term of the lease, the risk-free discount rate, and other factors, such as total lease payments arising from the lease, when calculating the Company’s incremental borrowing rate.

Income taxes

The Company accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the consolidated financial statements. The Company provides deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the Company’s consolidated financial statements carrying amounts and the tax basis of assets and liabilities using enacted tax rates expected to be in effect in the years in which the differences are expected to reverse. A valuation allowance is recognized if it is more likely than not that some portion or all of a deferred tax asset will not be realized.

When uncertain tax positions exist, the Company recognizes the tax benefit of tax positions to the extent that the benefit will more likely than not be realized. The determination as to whether the tax benefit will more likely than not be realized is based upon the technical merits of the tax position as well as consideration of the available facts and circumstances.

Net loss per share

Basic net loss per share is calculated by dividing the net loss by the weighted-average number of shares of the Company’s common stock outstanding for the period. For purposes of the diluted net loss per share calculation, convertible preferred stock, common stock options, early exercised stock options subject to future vesting, and unvested restricted stock awards (“RSAs”) are considered to be potentially dilutive securities. Diluted net loss per share is the same as basic net loss per share for each period presented since the effects of potentially dilutive securities are antidilutive given the net loss of the Company.

Comprehensive loss

Comprehensive loss is defined as a change in equity during a period from transactions and other events and circumstances from non-owner sources. Comprehensive loss consists of foreign currency translation adjustments and unrealized gains or losses from available-for-sale marketable debt securities.

Recently adopted accounting pronouncements

As an “emerging growth company,” the Jumpstart Our Business Startups Act of 2012, as amended (“the JOBS Act”) allows the Company to delay adoption of new or revised accounting pronouncements applicable to public companies until such pronouncements are applicable to private companies. The Company has elected to use this extended transition period under the JOBS Act until such time the Company is no longer considered to be an emerging growth company.

In September 2025, the FASB issued ASU No. 2025-07, Derivatives and Hedging (Topic 815) and Revenue Contracts with Customers (Topic 606): Derivatives Scope Refinements and Scope Clarification for Share-Based Noncash Consideration from a Customer in a Revenue Contract (“ASU 2025-07”). The amendment provides for a new scope exception to the derivatives guidance of ASC Topic 815, Derivative and Hedging (“ASC 815”) for underlyings based on the operations or activities specific to one of the parties to the contract. The amendment also provides clarification on the accounting for share-based noncash consideration received from a customer in arrangements within the scope of ASC 606. The amendment is effective for annual reporting periods beginning after December 15, 2026, including interim periods within those fiscal years. Early adoption is permitted. The Company early-adopted the amendment in connection with the execution of the AbbVie Agreement and as a result, the new derivative scope exception was applied and the options granted to AbbVie fall within the scope of ASC 606. See Note 6 for additional details.

In December 2023, the FASB issued ASU No. 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures. The ASU requires disaggregated information about a reporting entity’s effective tax rate reconciliation as well as an expansion of other income tax disclosures. The ASU is effective on a prospective basis for annual reporting periods beginning after December 15, 2024. The Company adopted the guidance in the fiscal year beginning January 1, 2025 and applied the disclosure requirements on a retrospective basis effective for the year ended December 31, 2025. Adoption of this ASU resulted in additional disclosures presented in Note 11 and did not have an impact on the company’s consolidated financial position, results of operations or cash flows.

In November 2023, the FASB issued ASU No. 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures. The ASU primarily will require enhanced disclosures about significant segment expenses. The improved disclosure requirements apply to all public entities that are required to report segment information, including those with only one reportable segment. The Company adopted the guidance in the fiscal year beginning January 1, 2025 and there was no impact on the Company’s reportable segments identified. Additional required disclosures have been added within Note 2 above.

Recently issued accounting pronouncements

From time to time, new accounting pronouncements are issued by the FASB or other standard setting bodies and adopted by the Company as of the specified effective date.

In December 2025, the FASB issued ASU No. 2025-11, Interim Reporting (Topic 270): Narrow-Scope Improvements (“Topic 270”). This ASU clarifies the applicability of Topic 270 and the form and content of interim financial statements and will be effective for interim periods beginning January 1, 2028, and can be applied on a prospective or retrospective basis. The Company is currently evaluating the impact this ASU will have on its consolidated financial statements and related disclosures.

In November 2024, the FASB issued ASU No. 2024-03, Income Statement-Reporting Comprehensive Income-Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses to improve financial reporting by requiring entities to disclose additional information about specific expense categories in the notes to financial statements at interim and annual reporting periods. This ASU is effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. Early adoption is permitted. The Company is currently evaluating the impact this ASU will have on its consolidated financial statements and related disclosures.

In October 2023, the FASB issued ASU No. 2023-06, Disclosure Improvements: Codification Amendments in Response to the SEC’s Disclosure Update and Simplification Initiative. The amendments in the ASU are expected to clarify or improve disclosure and presentation requirements of a variety of ASC Topics, allow users to more easily compare entities subject to the SEC’s existing disclosures with those entities that were not previously subject to the requirements, and align the requirements in the ASC with the SEC’s regulations. The ASU has an unusual effective date and transition requirements since it is contingent on future SEC rule setting. If the SEC fails to enact the required changes by June 30, 2027, this ASU is not effective for any entities. Early adoption is not permitted. The Company is currently evaluating the impact this ASU will have on its consolidated financial statements and related disclosures.

3. Short-term investments

The Company’s short-term investments consisted of the following positions for available-for-sale fixed-maturity debt securities, disaggregated by class of instrument (in thousands):

	As of December 31, 2025
	Amortized cost basis	Gross unrealized losses	Gross unrealized gains	Fair value

Short-term investments
U.S. treasury securities	$411,582	$—	$1,897	$413,479

Total	$411,582	$—	$1,897	$413,479

	As of December 31, 2024
	Amortized cost basis	Gross unrealized losses	Gross unrealized gains	Fair value

Short-term investments
U.S. treasury securities	$205,131	$(44)	$357	$205,444

Total	$205,131	$(44)	$357	$205,444

The following table summarizes the fair value and gross unrealized losses aggregated by category and the length of time that individual securities have been in a continuous unrealized loss position (in thousands):

	As of December 31, 2024
All unrealized holding losses are less than twelve months at date of measurement	Fair value	Gross unrealized losses
U.S. treasury securities	$23,436	$(44)

Total	$23,436	$(44)

As of December 31, 2025, of the Company’s U.S. Treasury securities, $175.6 million had contractual maturities of less than one year and $237.9 million had contractual maturities of between one and three years. All such securities are classified as current assets in accordance with the Company’s short-term investment policy described in Note 2. As of the year ended December 31, 2025, there were no individual securities that were in a continuous unrealized loss position for more than twelve months, and had no gross unrealized losses on the Company’s available-for-sale debt securities. The Company does not intend to sell these securities and is not likely to be required to sell them before recovering their amortized cost basis. Based on the nature of the securities, the temporary nature of the unrealized losses, and their credit quality, the Company determined no credit loss impairment existed as of December 31, 2025 and 2024, and no allowance for credit losses was recorded.

4. Property and equipment, net

Property and equipment, net consisted of the following (in thousands):

	December 31,
	2025	2024
Computers and office equipment	$90	$40
Furniture and fixtures	40	13
Laboratory equipment	7,757	4,980
Construction in progress	28	286
Leasehold improvements	358	189

Total property and equipment	8,273	5,508
Less: accumulated depreciation and amortization	(3,539)	(2,539)

Property and equipment, net	$4,734	$2,969

Depreciation and amortization expense related to property and equipment was $1.0 million and $0.7 million for the years ended December 31, 2025 and 2024, respectively.

5. Balance sheet components

Accrued expenses and other current liabilities

Accrued expenses and other current liabilities consisted of the following (in thousands):

	December 31,
	2025	2024
Accrued compensation and related expenses	$2,877	$3,300
Accrued professional fees and other expenses	920	1,045
Accrued research, development and manufacturing expenses	2,574	2,452

Total accrued expenses and other current liabilities	$6,371	$6,797

6. Collaboration and license option agreement

AbbVie collaboration and license option agreement

In May 2025, the Company entered into the AbbVie Agreement, pursuant to which the Company will use its proprietary platform, and AbbVie may contribute certain technology, to develop therapeutic agents that contain siRNA directed to certain agreed upon collaboration targets, in multiple disease areas including neuroscience, immunology and oncology, which AbbVie may select for further development. With respect to each collaboration target, the Company granted to AbbVie an exclusive option to obtain an exclusive (even as to the Company), sublicensable license under certain intellectual property rights to develop, commercialize and otherwise exploit the siRNA-containing therapeutic agents (and products containing such therapeutic agents) directed to such collaboration target on a worldwide basis in all human and non-human diagnostic, prophylactic and therapeutic uses.

The Company will provide to AbbVie a data package for each collaboration target following completion of the activities described in the applicable research plan (or AbbVie’s election to exercise certain step-in rights for the applicable target (i) in the case of certain uncured material breaches by the Company or (ii) in the event that the Company reduces the efforts or resources allocated to the applicable target following a change in control of the Company), and AbbVie may exercise its option with respect to such collaboration target within the applicable option period, including prior to delivery of the applicable data package (or exercise of the applicable step-in rights). If AbbVie exercises its step-in rights with respect to a collaboration target, no option extension payment would be required to be paid by AbbVie with respect to such collaboration target, or if such option extension payment has already been made and AbbVie exercises its step-in rights in the case of the Company’s uncured material breach, AbbVie would be entitled to deduct from certain milestone payments with respect to applicable collaboration target all of its reasonable costs associated with its step in activities. If AbbVie exercises its option for a collaboration target in writing within a specified time period, the applicable target becomes a licensed target. After an effective option exercise, as and to the extent requested by AbbVie, the Company will continue to conduct any remaining development activities for the licensed target in accordance with the mutually agreed upon target research plan, and AbbVie may request that the Company conduct additional development activities on terms to be negotiated.

The parties have formed a joint governance committee (“JGC”), composed of an equal number of representatives from each of the Company and AbbVie, to manage the collaboration during the research phase.

Following an effective option exercise, AbbVie will use commercially reasonable efforts to develop and commercialize one licensed product directed to each licensed target in the United States and certain European markets for one indication.

Under the terms of the AbbVie Agreement, the Company received a $335.0 million upfront payment from AbbVie. The Company is eligible to receive option extension payments upon AbbVie’s selection of a development candidate for each collaboration target totaling up to $150.0 million in the aggregate and one-time payments upon each option exercise with respect to each licensed target totaling up to $235.0 million. In addition, contingent upon AbbVie exercising the option to acquire a target license, the Company is eligible to receive development and commercial milestone payments up to $3.5 billion, sales milestone payments up to $3.95 billion for all licensed targets, and tiered royalty earnout payments on net sales of licensed products sold by AbbVie, its affiliates, and sublicensees at rates in the high single digits to mid-teens subject to reduction in specified circumstances. AbbVie’s royalty earnout payment obligation will commence, on a country-by-country and licensed product-by-licensed product basis, on the date of the first sale of such licensed product in such country that is counted among net sales, and shall expire on the last to occur of (i) expiration of the last eligible valid claim for such licensed product in such country and (ii) (a) if such licensed product is approved under an NDA or its foreign equivalent, 10 years from first net sale or (b) if such licensed product is approved under a BLA or its foreign equivalent, 12 years from first net sale, and (iii) expiration of regulatory exclusivity in such country for such licensed product.

Potential future payments for variable consideration, such as development and commercial milestones, will be recognized when it is probable that, if recorded, a significant reversal will not take place. Potential future sales-based milestones and royalty payments will be recorded as revenue when the associated sales occur.

Unless earlier terminated, the term of the AbbVie Agreement will continue in force and effect until, (i) if AbbVie does not exercise any license option, the expiration or earlier termination of the last option period, or (ii) if AbbVie does exercise any license option, the date of expiration of the last royalty term for the last licensed product. With respect to each collaboration target, if the license option expires or is not exercised by AbbVie in accordance with the terms of the AbbVie Agreement, the AbbVie Agreement will terminate with respect to such collaboration target on the expiration of the applicable option period.

The AbbVie Agreement may be terminated by either party upon 90 days’ notice for an uncured material breach by the other party, with the notice period tolled during dispute resolution procedures. Either party may also terminate the AbbVie Agreement immediately upon written notice to the other party for the other party’s insolvency. AbbVie may terminate the AbbVie Agreement for convenience, in its entirety or on a target-by-target or country-by-country basis, upon between 90 and 180 days’ notice, depending on whether an applicable option has been exercised or whether an applicable licensed product has launched. Additionally, AbbVie may terminate the AbbVie Agreement in its entirety immediately for material safety reasons or upon five business days’ notice for certain breaches of the AbbVie Agreement by the Company relating to specified compliance and debarment issues. In lieu of termination for the Company’s uncured material breach or for insolvency of the Company, AbbVie may elect to continue the AbbVie Agreement with certain reduced payments to the Company, termination of AbbVie’s diligence obligations, and disbanding of the JGC. The Company may terminate the AbbVie Agreement with respect to a licensed target upon 60 days’ notice for an applicable patent challenge. In addition, the Company may terminate the AbbVie Agreement on a licensed target-by-licensed target basis upon 30 days’ notice for cessation of development and commercialization by AbbVie, with the notice period tolled during dispute resolution procedures. Upon termination under certain circumstances, AbbVie will grant to the Company royalty-bearing licenses under certain intellectual property controlled by AbbVie to exploit the terminated products in the terminated countries.

Accounting for the AbbVie Agreement

The AbbVie Agreement is accounted for under ASC 606. The Company identified eleven performance obligations, consisting of six combined performance obligations for a research license and research and development services for individual targets (“the research and development performance obligations”) and five material rights related to the potential license options for individual programs. The Company concluded that the research and development services were not distinct from the research license granted to AbbVie as findings and results of the services will significantly modify or customize the research license.

The Company determined that the five license options to obtain and develop an AbbVie target license for each of the programs are material rights under ASC 606 at contract inception, as these options are considered to be priced at a significant and incremental discount to their standalone selling prices. The Company concluded that the development candidate extension options were not issued at a significant and incremental discount and therefore do not provide AbbVie with material rights. As such, these options were excluded as performance obligations and will be accounted for when (and if) they are exercised. All allocated consideration for the material rights is deferred until such time that AbbVie exercises its options or the right to exercise the options expires.

The total transaction price allocated to the performance obligations under the AbbVie Agreement was $335.0 million at signing and as of December 31, 2025, entirely comprised of the upfront fee paid at contract inception. The Company evaluated whether the AbbVie Agreement contains a significant financing component pursuant to ASC 606-10-32-15 through 32-20 and concluded that it does not, as timing of the payment was provided for reasons other than financing. The Company utilized the most likely amount method to determine the amount of consideration to include in the transaction price related to any potential variable consideration related to regulatory and commercial milestones . No amounts are included in the transaction price related to these elements since AbbVie has not exercised any of its options under the agreement. Any variable consideration related to sales-based milestones (including royalties) will be recognized when the related sales occur.

The transaction price was allocated to each performance obligation based on the relative estimated standalone selling price, which required significant management judgment. The stand-alone selling price for each combined performance obligation for research and development services for individual targets was estimated using an expected cost-plus margin approach. The standalone selling price for each license option was estimated using the probability-weighted present value of expected future cash flows, which considered applicable market conditions, expected development timelines, discount rates, and the probability of success pursuant to the associated target.

The Company determined the research and development performance obligations are satisfied over time, and the related revenue will be recognized as services are provided. The Company concluded that progress towards completion of the research and development performance obligations related to the AbbVie Agreement are best measured using an input method in an amount proportional to the total amount of costs incurred and the total estimated costs, including internal personnel costs and external third-party costs incurred to date relative to the total estimated costs to fully satisfy the performance obligations. The Company concluded that this cost-based input method faithfully depicts the transfer of the research and development services to AbbVie because the costs incurred are directly attributable to, and are incurred in direct proportion to, the Company’s performance of the research and development activities that constitute the performance obligation, and therefore provide the best available measure of the Company’s progress in transferring control of those services. The Company reevaluates the transaction price and the total estimated costs expected to be incurred to satisfy the performance obligations at the end of each reporting period and as uncertain events, such as changes to the expected timing and cost of certain research and development activities that the Company is responsible for, are resolved or other changes in circumstances occur, which may adjust revenue recognized for the period. While such changes to the Company’s estimates have no impact on the Company’s reported cash flows, the amount of revenue recorded in the period could be materially impacted.

Based on the relative standalone selling price, the allocation of the transaction price to the separate performance obligations was as follows (in thousands):

Unit of accounting	Amount

R&D Services and Research License for:
First Target—First Construct	$12,232
First Target—Second Construct	5,419
Second Target	5,678
Third Target	4,684
Fourth Target	5,290
Fifth Target	3,888

License Option Material Rights:
First Target	119,887
Second Target	57,979
Third Target	68,545
Fourth Target	32,063
Fifth Target	19,335

Total	$335,000

AbbVie revenue recognized

During the year ended December 31, 2025, the Company recognized $3.4 million of collaboration revenue associated with the AbbVie Agreement based on performance of research and development services completed during the period.

As of December 31, 2025, the Company had short-term deferred revenue of $16.6 million and long-term deferred revenue of $315.0 million related to the AbbVie Agreement. As of December 31, 2025, $297.8 million of consideration allocated to license option material rights was included in long-term deferred revenue. The remaining long-term deferred revenue allocated to research and development services is expected to be recognized proportionally to the completed obligations over an expected remaining contractual term of approximately 2.8 years.

Amounts due to the Company that have not yet been received are recorded as accounts receivable and amounts received that have not yet been recognized as revenue are recorded as deferred revenue on the Company’s consolidated balance sheets.

Costs incurred pursuant to the AbbVie Agreement are recorded as research and development expense.

7. Commitments and contingencies

Lease commitments

In March 2021, the Company entered into a lease agreement for office and laboratory space in San Diego, California. The Company’s leased facility has an original lease term of 5 years that requires the Company to provide a security deposit, and the lease provides the right for the Company to renew the lease upon expiration of the initial lease term and has scheduled rent increases on an annual basis. The exercise of the lease renewal option for the Company’s existing lease is at the Company’s sole discretion and is not included in the measurement of operating lease right-of-use asset or lease liability as it is not reasonably certain to be exercised. The lease provides rent abatement for specific months and a tenant improvement allowance, which paid for tenant improvements that revert to the lessor at the expiration of the lease and are not assets on the Company’s consolidated balance sheets.

In March 2024, the Company entered into a non-cancelable lease amendment to extend the lease term of the Company’s existing office and laboratory space and to expand the original leased premises. The amended lease for the expanded space provides rent abatement for specific months and a tenant improvement allowance, which will pay for tenant improvements that revert to the lessor at the expiration of the lease and are not assets on the Company’s consolidated balance sheets. The amended lease for the expanded space commenced on February 1, 2025, and includes additional minimum lease payments aggregating to $5.4 million, as well as charges for common area maintenance and property taxes. The Company will occupy the combined space for a five-year term, with an option to renew the lease for an additional five years. The exercise of the lease renewal option for the Company’s combined space is at the Company’s sole discretion and is not included in the measurement of operating lease right-of-use asset or lease liability as it is not reasonably certain to be exercised.

The Company’s lease costs consisted of the following (in thousands):

	Year ended December 31,
	2025	2024
Operating lease cost(1)	$2,254	$1,087
Variable lease cost	961	484

Total lease cost	$3,215	$1,571

(1)	Includes short-term lease costs of $0.3 million and $0.1 million for the years ended December 31, 2025 and 2024, respectively, which is, related to leases with a term of less than one year, for which the Company elected to apply the practical expedient.

Supplemental information related to the Company’s leases was as follows (dollars in thousands):

	December 31,
	2025	2024
Weighted-average remaining lease term	4.01 years	4.93 years
Weighted-average discount rate	8.15%	8.15%
Cash paid for operating lease liabilities	$1,937	$1,037

Maturities of operating lease liabilities under non-cancelable leases by fiscal year for the Company’s operating leases, as of December 31, 2025, were as follows (in thousands):

Year ending December 31,
2026	$2,265
2027	2,140
2028	2,204
2029	2,270
Thereafter	190

Total future minimum lease payments	9,069
Less: imputed interest	(1,328)

Total lease liabilities balance	7,741
Less: lease liabilities, current portion	(1,713)

Lease liabilities, net of current portion	$6,028

Employee benefit plan

The Company maintains a defined-contribution plan under Section 401(k) of the Internal Revenue Code of 1986, as amended (“IRC”). The plan covers substantially all employees and allows participating employees to defer a portion of their earnings, up to the IRS annual contribution limit. The plan allows for a discretionary match in an amount up to 100% of each participant’s first 2% of compensation contributed plus 50% of each participant’s next 4% of compensation contributed. The Company’s total matching contributions were $0.5 million and $0.3 million for the years ended December 31, 2025 and 2024, respectively.

Contingencies

From time to time, the Company may be subject to claims and litigation arising in the ordinary course of business. The Company is not a party to any material legal proceedings, nor is it aware of any material pending or threatened litigation.

8. Convertible preferred stock

The Company records shares of its convertible preferred stock at fair value on the dates of issuance, net of issuance costs. In the event of certain deemed liquidation events considered not solely within the Company’s control, such as a merger, acquisition and sale of all or substantially all of the Company’s assets, the convertible preferred stock can become redeemable at the option of the holders. Therefore, the convertible preferred stock is classified outside of stockholders’ deficit as mezzanine equity. In the event of certain deemed liquidation events of the Company, proceeds received from the sale of such shares are distributed in accordance with the corresponding liquidation preferences. The Company did not adjust the carrying values of the convertible preferred stock to the deemed liquidation values of such shares since a deemed liquidation event was not probable at any of the reporting dates.

As of December 31, 2025, the Company has authorized 76,920,354 shares of its convertible preferred stock with a par value of $0.0001. Convertible preferred stock consisted of the following as of December 31, 2025 and 2024 (in thousands, except share and per share data):

	Shares authorized	Shares Issued and outstanding	Aggregate liquidation preference	Common stock issuable on conversion	Original issue price per share
Series A	31,315,236	31,315,236	$31,500	31,315,236	$1.0059
Series B	14,653,302	14,653,302	75,000	14,653,302	$5.1183
Series B-1	6,913,353	6,913,353	46,000	6,913,353	$6.6538
Series C	24,038,463	24,038,463	200,000	24,038,463	$8.3200

Total	76,920,354	76,920,354	$352,500	76,920,354

The following are the rights, preferences, and privileges of these classes of convertible preferred stock:

Dividends

The holders of the Company’s Series A, Series B, Series B-1, and Series C convertible preferred stock are entitled to receive dividends ahead of, or simultaneously with, common stockholders in an amount equal to the product of (i) the dividend payable on each share of the class or series of convertible preferred stock determined, if applicable, as if all shares of such class or series of convertible preferred stock had been converted into common stock and (ii) the number of shares of common stock issuable upon conversion of a share of preferred stock. No dividends have been paid or declared since the Company’s inception.

Voting rights

Holders of the Company’s convertible preferred stock are entitled to vote as a single class together with the holders of common stock and have one vote for each share of common stock into which the convertible preferred stock is convertible.

The holders of Series C convertible preferred stock, exclusively and as a separate class, shall be entitled to elect two directors to the Company’s board of directors (the “Board”), the holders of Series B-1 convertible preferred stock, exclusively and as a separate class, shall be entitled to elect one director to the Board, the holders of Series B convertible preferred stock, exclusively and as a separate class, shall be entitled to elect two directors to the Board, the holders of Series A convertible preferred stock, exclusively and as a separate class, shall be entitled to elect three directors to the Board. The holders of common stock, exclusively and as a separate class, are entitled to elect one director to the Board.

A majority of the outstanding shares of convertible preferred stock was necessary for approving certain matters, including the ability to either increase or decrease the authorized number of directors constituting the Board, pursuant to protective provisions in the Company’s amended and restated certificate of incorporation (the “Certificate of Incorporation”).

Liquidation preference

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company, the holders of all shares of the Company’s convertible preferred stock then outstanding are entitled, on pari passu basis, to be paid out of the assets of the Company available for distribution to its stockholders, and in the event of a deemed liquidation event, the holders of shares of all convertible preferred stock then outstanding shall be entitled, on a pari passu basis, to be paid out of the consideration payable to stockholders in such deemed liquidation event or out of the available proceeds before any payment shall be made to the holders of common stock by reason of their ownership thereof, an amount per share equal to the greater of (i) the applicable original issue price (“OIP”) for such series of convertible preferred stock, plus any dividends declared but unpaid thereon; or (ii) such amount per share as would have been payable had all shares of the applicable series of preferred stock been converted into common stock immediately prior to such liquidation, dissolution, winding up or deemed liquidation event. All remaining assets will then be distributed pro rata to holders of common stock. If the Company does not have enough assets and funds legally available for distribution to meet this requirement, all of the Company’s assets and funds available will be distributed ratably among the holders of convertible preferred stock in proportion to the preferential amount per share each such holder is otherwise entitled to receive.

Conversion rights

The holders of the Company’s convertible preferred stock have the right to convert, at the option of the holder, at any time and without payment of additional consideration by the holder, into such number of fully paid and non-assessable shares of common stock as is determined by dividing the OIP of such share of convertible preferred stock by the conversion price (as defined in the Certificate of Incorporation) for such preferred stock in effect at the time of conversion, as adjusted for any stock splits, stock dividends, combinations, subdivisions, recapitalizations, or the like.

Mandatory conversion

Upon either (i) the closing of the sale of shares of the Company’s common stock to the public at a specified price per share (subject to appropriate adjustments in the event of any stock dividend, stock split, combination, or other similar recapitalization with respect to the common stock), in a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, resulting in gross proceeds as outlined in the Certificate of Incorporation or (ii) the date and time specified by vote or written consent of the holders of at least a majority of the then outstanding convertible preferred stock voting together as a single class and on an as-converted basis, then all outstanding shares of convertible preferred stock shall automatically be converted into shares of common stock at the then effective conversion prices (as defined in the Certificate of Incorporation).

Redemption

The holders of the Company’s convertible preferred stock have no rights to cause the redemption of their shares outside of a deemed liquidation event. A deemed liquidation event would constitute a redemption event that may be outside of the Company’s control.

The convertible preferred stock is redeemable upon a request by holders of at least a majority of the then outstanding convertible preferred stock in the event of a deemed liquidation event, if the Company does not effect a dissolution of the Company within 90 days after such deemed liquidation event, payable at a price equal to the cash or the value of the property, rights, or securities to be paid or distributed to holders pursuant to such deemed liquidation event.

9. Stockholders’ deficit

Common stock

As of December 31, 2025, the Company had 102,000,000 shares of its common stock authorized for issuance, $0.0001 par value per share, with 11,318,135 shares issued and outstanding. The voting, dividend, and liquidation rights of holders of common stock are subject to and qualified by the rights, preferences, and privileges of the holders of any outstanding preferred stock. Common stock reserved for future issuance as of December 31, 2025 consisted of the following:

	December 31,
	2025	2024
Convertible preferred stock outstanding	76,920,354	76,920,354
Stock options issued and outstanding	12,189,114	11,288,821
Shares available for grant under 2020 Plan	4,163,436	1,094,979

Total	93,272,904	89,304,154

10. Stock-based compensation

2020 equity incentive plan

On July 24, 2020, the Board adopted, and the Company’s stockholders approved, the 2020 Equity Incentive Plan. The 2020 Equity Incentive Plan, as amended and restated (the “2020 Plan”), provides for the grant of incentive stock options, non-statutory stock options, stock appreciation rights, RSAs, restricted stock unit awards, and other forms of stock awards to employees, directors, and consultants of the Company.

The Board is responsible for the administration of the 2020 Plan and determines the term, exercise price, and vesting terms of each award. Under the terms of existing awards, all stock option grants expire ten years from the grant date. Options may not have an exercise price less than 100% of the fair market value of the Company’s common stock on the grant date, provided that the exercise price of an incentive stock option granted to a 10% stockholder will not be less than 110% of the fair market value of the shares on the date of grant, and generally vest over a period of four years. As of December 31, 2025, the Company had 17,755,352 shares authorized and issuable.

As of December 31, 2025 and 2024, the total number of shares of common stock available for issuance under the 2020 Plan was 4,163,436 and 1,094,979, respectively.

Stock options

The following is a summary of the Company’s stock option activity under its 2020 Plan:

	Shares	Weighted- average exercise price per share	Weighted- average remaining contractual life (years)	Aggregate intrinsic value (in thousands)
Outstanding as of January 1, 2024	8,863,799	$1.16	7.7	$33,818
Granted	3,449,075	$5.02
Exercised	(183,545)	$1.23
Forfeited/canceled	(840,508)	$2.34

Outstanding as of December 31, 2024	11,288,821	$2.25	7.4	$42,391

Vested and exercisable as of December 31, 2024	6,867,863	$0.85	6.3	$35,433
Vested and expected to vest at December 31, 2024	11,357,508	$2.25	7.4	$42,670

Outstanding as of January 1, 2025	11,288,821	$2.25	7.4	$42,391
Granted	3,000,213	$5.41
Exercised	(31,250)	$3.15
Forfeited/canceled	(2,068,670)	$5.03

Outstanding as of December 31, 2025	12,189,114	$2.55	6.5	$34,924

Vested and exercisable as of December 31, 2025	8,426,846	$1.45	5.4	$33,097
Vested and expected to vest at December 31, 2025	12,189,114	$2.55	6.5	$34,924

The weighted-average grant date fair value of options granted for the years ended December 31, 2025 and 2024 was $4.26 and $3.89, respectively. The total intrinsic value of options exercised during the years ended December 31, 2025 and 2024 was $0.1 million and $0.7 million, respectively. As of December 31, 2025, the total unrecognized compensation expense related to unvested stock option awards was $13.0 million. The Company expects to recognize that cost over a weighted-average period of approximately 2.89 years.

Early exercise of stock options

The 2020 Plan allows for the early exercise of stock options for certain individuals as determined by the Board. Common stock purchased pursuant to an early exercise of stock options is not deemed to be outstanding for accounting purposes until those shares vest. The consideration received for an exercise of an option is considered to be a deposit of the exercise price and the related dollar amount is recorded as a liability. Upon termination of service, the Company may, at their discretion, repurchase unvested shares acquired through early exercise of stock options at a price equal to the price per share paid upon the exercise of such options. The Company reports these unvested shares as issued and outstanding while subject to repurchase by the Company on the consolidated statements of convertible preferred stock and of stockholders’ deficit as they are deemed to be legally issued and outstanding.

No options were exercised early during the years ended December 31, 2025 and 2024. As of December 31, 2024, the Company had $0.1 million of liabilities related to early exercises of stock options. These liabilities were classified as short-term based on the remaining vesting schedules and recorded as accrued expenses and other current liabilities in the consolidated balance sheets. As of December 31, 2025, there were no such liabilities. The early exercise liability is reclassified into additional paid-in capital as the related awards vest. The associated common stock shares are not deemed to be outstanding for accounting purposes until they vest and are therefore excluded from shares outstanding and from basic and diluted net loss per share until the repurchase right lapses and the shares are no longer subject for repurchase.

Stock-based compensation

In determining the fair value of the employee and non-employee stock options, the Company uses the Black-Scholes option-pricing model. Estimating the fair value of stock option awards requires management to apply judgment and make estimates of certain assumptions, discussed below.

Fair Value of Common Stock—Given the absence of a public trading market for the Company’s common stock, the grant-date fair market value of its common stock underlying stock options was determined by the Board, with input from management. The Board considered and assessed various objective and subjective factors, including contemporaneous independent third-party valuations of the Company’s common stock, the prices at which we sold shares of its convertible preferred stock, the rights, preferences, and privileges of its convertible preferred stock relative to the common stock, the lack of marketability of the Company’s common stock, the Company’s actual operating results and financial position, important developments in the Company’s operations, the status of the Company’s research and development efforts, the Company’s stage of development and business strategy and the material risks related to the Company’s business and industry, external market conditions in the life sciences industry, general market conditions affecting the life sciences and biotechnology industry sectors, equity market conditions of comparable public companies, U.S. and global economic conditions, and the likelihood of achieving a liquidity event for the holder of the Company’s common stock, such as an IPO or a sale of the Company, given prevailing conditions.

Expected Term—The expected term represents the period that the Company’s stock options are expected to be outstanding. The Company has set the expected term using the simplified method (based on the mid-point between the vesting date and the end of the contractual term) as the Company has concluded that its stock option exercise history does not provide a reasonable basis upon which to estimate the expected term.

Expected Volatility—Because the Company is privately held and does not have an active trading market for its common stock for a sufficient period of time, the expected volatility was estimated based on the average volatility for comparable publicly-traded companies, over a period equal to the expected term of the stock option grants.

Risk-free Interest Rate—The risk-free rate assumption is based on the U.S. Treasury zero coupon issues in effect at the time of grant for periods corresponding with the expected term of the option.

Expected Dividend Yield—The expected dividend assumption is based on the Company’s history and expectation of dividend payouts. The Company has not paid dividends and does not anticipate paying dividends on its common stock.

The fair value of each option award is estimated on the date of the grant using the Black-Scholes option pricing model with key inputs on a weighted-average basis summarized below:

	December 31,
	2025	2024
Fair value of common stock	$4.26	$3.89
Expected term	6.03 years	6.07 years
Expected volatility	95.28%	92.16%
Risk-free interest rate	3.98%	4.09%
Expected dividend yield	—%	—%

Stock-based compensation expense recorded in the consolidated statements of operations and comprehensive loss was as follows (in thousands):

	December 31,
	2025	2024
Research and development	808	625
General and administrative	5,319	3,323

Total stock-based compensation expense	$6,127	$3,948

11. Income taxes

For the years ended December 31, 2025 and 2024, the Company did not record a provision for U.S. federal or state income taxes as it has incurred cumulative net operating losses since inception.

The components of loss for the years ended December 31, 2025 and 2024 before income taxes were as follows (in thousands):

	Year ended December 31,
	2025	2024
United States	$(73,166)	$(46,496)
Foreign	78	136

Loss before income taxes	$(73,088)	$(46,360)

A reconciliation of the statutory U.S. federal rate and effective rate for the years ended December 31, 2025 and 2024, after adoption of ASU 2023-09, is as follows (in thousands, except percentages):

	Year ended December 31,
	2025		2024
	Amount	Percent	Amount	Percent
Income tax computed at the federal statutory tax rate	(15,350)	21.0%	(9,734)	21.0%
State income taxes, net of federal benefit(1)	—	0.0%	—	0.0%

Foreign tax effects
Australia research and development credits utilization	(1,194)	1.6%	(666)	1.4%
Nontaxable or nondeductible items	855	(1.2)%	495	(1.1)%
Other	325	(0.4)%	141	(0.3)%

Tax credits
Research and development credits	(2,200)	3.0%	(1,574)	3.4%
Orphan drug credits	(836)	1.1%	—	0.0%
Effects of cross-border tax laws	—	0.0%	158	(0.3)%
Change in valuation allowance	17,239	(23.5)%	11,094	(23.9)%
Changes in unrecognized tax benefits	—	0.0%	—	0.0%

Nontaxable or nondeductible items
Other	1,161	(1.6)%	86	(0.2)%
Other	—	0.0%	—	0.0%

Total	—	0.0%	—	—

(1)	In 2024 and 2025, state taxes in California made up the majority (greater than 50 percent) of the tax effect in this category.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes and operating losses and tax credit carryforwards. Significant components of the Company’s deferred tax assets and liabilities were as follows (in thousands):

	Year ended December 31,
	2025	2024

Deferred tax assets:
Net operating losses	$30,580	$15,670
Research and development credits	9,551	5,682
Accruals and other	1,352	633
Operating lease liabilities	1,626	909
Stock-based compensation	1,689	1,563
Section 174 capitalized research and development costs	18,160	18,198

Total deferred tax assets	62,958	42,655
Less: valuation allowance	(59,725)	(41,253)
Total net deferred tax assets	3,233	1,402

Deferred tax liabilities:
Operating lease assets	(1,541)	(873)
Deferred revenue	(724)	—
Fixed asset basis difference	(968)	(529)
Total deferred tax liabilities	(3,233)	(1,402)

Net deferred taxes	$—	$—

The Company provided a full valuation allowance on net deferred tax assets, consisting primarily of net operating loss carryforwards and research and development costs capitalized under the IRC Section 174, because management has not determined that it is more-likely-than-not that the Company will earn income sufficient to realize the deferred tax assets during the carryforward period. As of December 31, 2025 and 2024, the Company had U.S. federal and state net operating loss carryforwards available of approximately $116.4 million and $87.9 million, respectively, to offset future taxable income, if any. All of the federal net operating losses carry forward indefinitely and state net operating losses begin to expire in 2040. In addition, under current U.S. federal income tax law, the Company is permitted to deduct the amount of net operating losses generated in taxable periods beginning after December 31, 2017, up to 80% of the Company’s taxable income in such year, where taxable income is determined without regard to the net operating loss deduction itself. This generally eliminates the ability to carry back any net operating loss to prior taxable years, while allowing post-2017 unused net operating losses to be carried forward indefinitely.

As of December 31, 2025 and 2024, the Company had U.S. federal research and development credit, federal orphan drug credit, and state research and development credit carryforwards available of approximately $7.7 million, $1.0 million, and $4.0 million, respectively. Federal research and development carryforwards begin to expire in 2040. State research and development carryforwards do not expire.

The NOL carryforwards and the research tax credit carryforwards are subject to an annual limitation under Section 382 and 383 of the IRC, and similar state provisions due to ownership change limitations that have occurred which will limit the amount of NOL and tax credit carryforwards that can be utilized to offset future taxable income and tax, respectively. In general, an ownership change, as defined by Section 382 and 383, results from transactions increasing ownership of certain stockholders or public groups in the stock of the corporation by more than 50 percentage points over a three-year period. The Company has not completed an IRC Section 382/383 analysis regarding the limitation of net operating loss and research and development credit carryforwards. If a change in ownership were to have occurred, additional NOL and tax credit carryforwards could be eliminated or restricted. If eliminated, the related asset would be removed from the deferred tax asset schedule with a corresponding reduction in the valuation allowance. Due to the existence of the full valuation allowance, limitations created by future ownership changes, if any, related to the Company’s operations in the United States will not impact the Company’s effective tax rate.

The Company’s unrecognized tax benefit was as follows (in thousands):

	As of December 31,
Unrecognized tax benefit	2025	2024
Balance at beginning of the year	$1,509	$1,052
Increase (decrease) related to prior year positions	—	—
Increase related to current year positions	922	457

Balance at the end of the year	$2,431	$1,509

As of December 31, 2025, the amount of unrecognized tax benefits associated with uncertain tax positions that, if recognized, would affect the effective tax rate is zero due to the Company’s valuation allowance position. The Company files income tax returns in the United States and California. Due to the Company’s losses incurred, the Company is subject to income tax examination by tax authorities since inception. As of December 31, 2025, the Company is not currently under examination by any federal, foreign, or state taxing authorities. The Company’s policy is to recognize interest expense and penalties related to income tax matters as tax expense. As of December 31, 2025, the Company did not recognize any interest and penalties associated with unrecognized tax benefits.

On July 4, 2025, the One Big Beautiful Bill Act (“OBBBA”), a budget reconciliation package that changes the U.S. federal income tax laws was signed into law. In addition to extending various expiring provisions from the Tax Cuts and Jobs Act (“TCJA”) of 2017, the OBBBA restores the tax deductibility of domestic research and development expenses in the year incurred. These expenses had been required under the TCJA to be capitalized and subsequently amortized over five years. The OBBBA did not change the tax treatment of expenses incurred in research and development activities conducted outside the United States, which expenses continue to be required to be capitalized and amortized over 15 years. The Company has evaluated the effects of the legislation and has determined that the enactment of the OBBBA does not have a material impact on the Company’s consolidated financial statements and related disclosures.

12. Net loss per share

The following table summarizes the computation of basic and diluted net loss per share (in thousands, except share and per share amounts):

	Year ended December 31,
	2025	2024

Numerator:
Net loss	$(73,088)	$(46,360)

Denominator:
Weighted-average common shares outstanding, basic and diluted	11,362,970	10,995,562

Net loss per share, basic and diluted	$(6.43)	$(4.22)

The following outstanding potentially dilutive common stock equivalents were excluded from the computation of diluted net loss per share for the periods presented because including them would have been antidilutive:

	Year ended December 31,
	2025	2024
Convertible preferred stock	76,920,354	76,920,354
Common stock options	12,189,114	11,288,821
Early exercised stock options subject to future vesting	—	68,687

Total	89,109,468	88,277,862

13. Subsequent events

In connection with the preparation of the consolidated financial statements as of and for the years ended December 31, 2025 and 2024, the Company has evaluated all events and transactions through June 22, 2026, the date on which these consolidated financial statements were available to be issued, and concluded there were no subsequent events or transactions that required recognition or additional disclosure in the financial statements.

ADARx Pharmaceuticals, Inc.

Condensed consolidated balance Sheets

(in thousands, except share and per share data)	March 31, 2026	December 31, 2025
	(unaudited)

Assets

Current assets:
Cash and cash equivalents	$63,858	$66,517
Short-term investments	391,959	413,479
Prepaid expenses and other current assets	12,903	13,379

Total current assets	468,720	493,375
Property and equipment, net	4,681	4,734
Operating lease right-of-use assets	6,917	7,336
Other non-current assets	2,240	2,210

Total assets	$482,558	$507,655

Liabilities, convertible preferred stock, and stockholders’ deficit

Current liabilities:
Accounts payable	$6,774	$5,844
Accrued expenses and other current liabilities	6,353	6,371
Deferred revenue, current portion	14,916	16,557

Lease liabilities, current portion	1,712	1,713

Total current liabilities	29,755	30,485
Lease liabilities, less current portion	5,617	6,028
Deferred revenue, less current portion	314,495	314,994

Other long-term liabilities	801	781

Total liabilities	350,668	352,288

Commitments and contingencies (Note 7)

Convertible preferred stock:
Series A convertible preferred stock, $0.0001 par value; 31,315,236 shares authorized; 31,315,236 shares issued and outstanding as of March 31, 2026 and December 31, 2025	37,553	37,553
Series B convertible preferred stock, $0.0001 par value; 14,653,302 shares authorized; 14,653,302 shares issued and outstanding as of March 31, 2026 and December 31, 2025	74,787	74,787
Series B-1 convertible preferred stock, $0.0001 par value; 6,913,353 shares authorized; 6,913,353 shares issued and outstanding as of March 31, 2026 and December 31, 2025	45,710	45,710
Series C convertible preferred stock, $0.0001 par value; 24,038,463 shares authorized; 24,038,463 shares issued and outstanding as of March 31, 2026 and December 31, 2025	199,572	199,572

Stockholders’ deficit:
Common stock, $0.0001 par value; 110,000,000 and 102,000,000 shares authorized; 11,319,135 and 11,318,135 shares issued and outstanding as of March 31, 2026 and December 31, 2025, respectively	—	—
Additional paid-in capital	17,328	16,489
Accumulated other comprehensive income	306	1,955

Accumulated deficit	(243,366)	(220,699)

Total stockholders’ deficit	(225,732)	(202,255)

Total liabilities, convertible preferred stock, and stockholders’ deficit	$482,558	$507,655

See accompanying notes to condensed consolidated financial statements.

ADARx Pharmaceuticals, Inc.

Condensed consolidated statements of operations and comprehensive loss

(in thousands, except share and per share data)	Three months ended March 31,
(unaudited)	2026	2025

Revenue:
Collaboration revenue	$2,140	$—

Operating expenses:
Research and development	23,581	12,892
General and administrative	5,615	4,996

Total operating expenses	29,196	17,888

Loss from operations	(27,056)	(17,888)

Other income, net:
Interest income	3,978	2,265
Other income	411	72

Total other income, net	4,389	2,337

Net loss	$(22,667)	$(15,551)

Other comprehensive income (loss):
Foreign currency translation adjustment	15	(17)
Unrealized (losses) gains on available-for-sale securities	(1,664)	(67)

Total comprehensive loss	$(24,316)	$(15,635)

Net loss per share, basic and diluted	$(2.00)	$(1.37)

Weighted-average shares outstanding, basic and diluted	11,318,246	11,326,825

See accompanying notes to condensed consolidated financial statements.

ADARx Pharmaceuticals, Inc.

Condensed consolidated statements of convertible preferred stock and stockholders’ deficit

	Three Months ended March 31, 2025
(in thousands, except share data) (unaudited)	Series A convertible preferred stock		Series B convertible preferred stock		Series B-1 convertible preferred stock		Series C convertible preferred stock		Common stock		Additional paid-in capital	Accumulated other comprehensive income	Accumulated deficit	Total stockholders’ deficit
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
Balance as of December 31, 2024	31,315,236	$37,553	14,653,302	$74,787	6,913,353	$45,710	24,038,463	$199,572	11,286,885	$—	$10,131	$335	$(147,611)	$(137,145)
Vesting of early exercised stock options	—	—	—	—	—	—	—	—	—	—	134	—	—	134
Stock-based compensation	—	—	—	—	—	—	—	—	—	—	1,730	—	—	1,730
Other comprehensive loss	—	—	—	—	—	—	—	—	—	—	—	(84)	—	(84)
Net loss	—	—	—	—	—	—	—	—	—	—	—	—	(15,551)	(15,551)

Balance as of March 31, 2025	31,315,236	$37,553	14,653,302	$74,787	6,913,353	$45,710	24,038,463	$199,572	11,286,885	$—	$11,995	$251	$(163,162)	$(150,916)

	Three Months ended March 31, 2026
	Series A convertible preferred stock		Series B convertible preferred stock		Series B-1 convertible preferred stock		Series C convertible preferred stock		Common stock		Additional paid-in capital	Accumulated other comprehensive income	Accumulated deficit	Total stockholders’ deficit
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
Balance as of December 31, 2025	31,315,236	$37,553	14,653,302	$74,787	6,913,353	$45,710	24,038,463	$199,572	11,318,135	$0	$16,489	$1,955	$(220,699)	$(202,255)
Issuance of common stock upon exercise of stock options	—	—	—	—	—	—	—	—	1,000	—	2	—	—	2
Stock-based compensation	—	—	—	—	—	—	—	—	—	—	837	—	—	837
Other comprehensive loss	—	—	—	—	—	—	—	—	—	—	—	(1,649)	—	(1,649)
Net loss	—	—	—	—	—	—	—	—	—	—	—	—	(22,667)	(22,667)

Balance as of March 31, 2026	31,315,236	$37,553	14,653,302	$74,787	6,913,353	$45,710	24,038,463	$199,572	11,319,135	$0	$17,328	$306	$(243,366)	$(225,732)

See accompanying notes to condensed consolidated financial statements.

ADARx Pharmaceuticals, Inc.

Condensed consolidated statements of cash flows

(in thousands)	Three months ended March 31,
(unaudited)	2026	2025

Cash flows from operating activities:
Net loss	$(22,667)	$(15,551)

Adjustments to reconcile net loss to net cash used in operating activities:
Stock-based compensation	837	1,730
Depreciation	301	196
Amortization of right-of-use assets	419	318
Accretion on investments	(211)	(1,035)
Changes in operating assets and liabilities:
Prepaid expenses and other current assets	493	1,750
Other non-current assets	(30)	(1,318)
Accounts payable	876	2,657
Accrued expenses and other current liabilities	(146)	(1,324)
Operating lease liabilities	(412)	(128)
Deferred revenue	(2,140)	—

Net cash (used in) operating activities	(22,680)	(12,705)

Cash flows from investing activities:
Purchase of investments	(24,965)	(39,561)
Proceeds from maturities of investments	45,000	54,000
Purchase of property and equipment	(77)	(497)

Net cash provided by investing activities	19,958	13,942

Cash flows from financing activities:
Proceeds from exercise of stock options	2	—

Net cash provided by financing activities	2	—
Effect of exchange rate changes on cash and cash equivalents	61	(6)

Net (decrease) increase in cash and cash equivalents	(2,659)	1,231
Cash and cash equivalents, beginning of the period	66,517	14,034

Cash and cash equivalents, end of the period	$63,858	$15,265

Supplemental disclosure of non-cash activities:
Purchases of property and equipment in accounts payables and accrued expenses and other current liabilities	$268	$161

Operating lease right-of-use assets obtained in exchange for operating lease liabilities	$—	$4,506

Vesting of early exercised stock options	$—	$134

See accompanying notes to condensed consolidated financial statements.

ADARx Pharmaceuticals, Inc.

Notes to unaudited condensed consolidated financial statements

1. Nature of business

Description of business

ADARx Pharmaceuticals, Inc. (collectively with its wholly owned subsidiary, “ADARx” or the “Company”) is headquartered in San Diego, California, and was incorporated in the State of Delaware in December 2019. The Company is a late-clinical stage biotechnology company focused on developing next-generation siRNA therapeutics designed to treat a broad spectrum of diseases. The Company is focused on advancing and expanding its pipeline of highly potent, selective and durable siRNA therapeutics candidates, including three clinical-stage programs and two advanced preclinical programs. Its three hepatic-targeted programs are agazisiran, onvuzosiran and ADX-626, and its two extraheptic-targeted programs are ADX-077 and ADX-199. Beyond its named programs, the Company plans to continue to leverage its proprietary technologies to strategically expand its pipeline of next-generation siNRA therapeutics. The Company’s goal is to control the expression of specific disease drivers with highly selective RNA targeted therapies, delivering life-changing treatments for patients with urgent unmet medical needs.

Liquidity and capital resources

As of March 31, 2026, the Company had cash, cash equivalents, and short-term investments of $455.8 million. Since its inception, the Company has incurred significant operating losses, and has historically incurred negative cash flows from operations. The Company has devoted substantially all of its resources to organizing and staffing the Company, business planning, raising capital, developing its technologies, establishing and maintaining its intellectual property portfolio, identifying and developing its product candidates, preparing for, initiating, and conducting its ongoing and planned preclinical studies and clinical trials, establishing and maintaining arrangements with third parties for the manufacturing of the Company’s product candidates, and providing general and administrative support for these operations.

From inception to March 31, 2026, the Company has funded its operations primarily from raising aggregate gross proceeds of approximately $352.5 million from the sale and issuance of shares of the Company’s convertible preferred stock and its previously outstanding convertible notes. In May 2025 the Company entered into the AbbVie Agreement, receiving an upfront payment which was recorded as deferred revenue. The recognition of this deferred revenue is expected to occur in future periods but is not anticipated to fully offset operating losses in the near term. As such, the Company expects to continue to incur substantial losses for the foreseeable future due to its research and development activities. Additional funding will be required in the future to continue with the Company’s planned research and development and other activities. The Company expects to finance its operations through equity offerings, debt financings, and other capital sources, including potential strategic collaborations, licensing, and other similar arrangements. However, there can be no assurance that any additional financing or strategic transactions will be available to the Company on acceptable terms, if at all. If the Company is unable to raise additional funds or enter into such arrangements when needed, the Company could be forced to delay, limit, reduce or terminate its research and development programs or potential future commercialization efforts, or grant rights to develop and market its product candidates even if it would otherwise prefer to develop and market such product candidates itself.

Based on the Company’s current operating plan, it estimates that its existing cash, cash equivalents, and short-term investments as of March 31, 2026 will be sufficient to fund its projected operating expenses and capital expenditure requirements for at least 12 months following the date these condensed consolidated financial statements are available to be issued.

2. Basis of presentation and summary of significant accounting policies

Basis of presentation and principles of consolidation

The accompanying condensed consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, ADARx Pharmaceuticals Australia Pty Ltd. All intercompany balances and transactions have been eliminated in consolidation. These condensed consolidated financial statements have been prepared in accordance with United States (“U.S.”) generally accepted accounting principles (“GAAP”) and include all adjustments necessary for the fair presentation of the Company’s financial position for the periods presented.

Significant accounting policies

During the three months ended March 31, 2026, there were no significant changes to the Company’s significant accounting policies as described in Note 2 of the Company’s audited consolidated financial statements for the year ended December 31, 2025.

Segment reporting

The table below is a summary of the segment profit or loss, including significant segment expenses (in thousands):

	Three months ended March 31,
	2026	2025

Revenue:
Collaboration revenue	$2,140	$—

Operating expenses:
Research and development:
External research and development:
Agazisiran	5,179	1,624
Onvuzosiran	5,274	2,486
ADX-626	1,715	1,235
Preclinical and other costs	3,850	1,643

Total external research and development costs	16,018	6,988
Internal research and development costs	7,563	5,904

Total research and development	23,581	12,892
General and administrative	5,615	4,996

Total operating expenses	29,196	17,888

Loss from operations	(27,056)	(17,888)

Other income, net:
Interest income	3,978	2,265
Other income	411	72

Total other income, net	4,389	2,337

Consolidated net loss	$(22,667)	$(15,551)

Fair value measurements

The tables below present information about the Company’s financial assets measured at fair value and indicates the fair value hierarchy of the valuation technique utilized to determine such fair value (in thousands):

	As of March 31, 2026
	Level 1	Level 2	Level 3	Total

Cash and cash equivalents
Money market funds	$54,000	$—	$—	$54,000

Short-term investments
U.S. treasury securities	391,959	—	—	391,959

Total	$445,959	$—	$—	$445,959

	As of December 31, 2025
	Level 1	Level 2	Level 3	Total

Cash and cash equivalents
Money market funds	$58,809	$—	$—	$58,809

Short-term investments
U.S. treasury securities	413,479	—	—	413,479

Total	$472,288	$—	$—	$472,288

Recently adopted accounting pronouncements

As an “emerging growth company,” the Jumpstart Our Business Startups Act of 2012, as amended (“the JOBS Act”) allows the Company to delay adoption of new or revised accounting pronouncements applicable to public companies until such pronouncements are applicable to private companies. The Company has elected to use this extended transition period under the JOBS Act until such time the Company is no longer considered to be an emerging growth company. Refer to Note 2 of the Company’s audited consolidated financial statements for the year ended December 31, 2025 for information about recently adopted accounting pronouncements.

Recently issued accounting pronouncements

From time to time, new accounting pronouncements are issued by the FASB or other standard setting bodies and adopted by the Company as of the specified effective date. Refer to Note 2 of the Company’s audited consolidated financial statements for the year ended December 31, 2025 for information about recently issued accounting pronouncements.

3. Short-term investments

The Company’s short-term investments consisted of the following positions for available-for-sale fixed-maturity debt securities, disaggregated by class of instrument (in thousands):

	As of March 31, 2026
	Amortized cost basis	Gross unrealized losses	Gross unrealized gains	Fair value

Short-term investments
U.S. treasury securities	$391,758	$(252)	$453	$391,959

Total	$391,758	$(252)	$453	$391,959

	As of December 31, 2025
	Amortized cost basis	Gross unrealized losses	Gross unrealized gains	Fair value

Short-term investments
U.S. treasury securities	$411,582	$—	$1,897	$413,479

Total	$411,582	$—	$1,897	$413,479

The following tables summarize the fair value and gross unrealized losses aggregated by category and the length of time that individual securities have been in a continuous unrealized loss position (in thousands):

	As of March 31, 2026
All unrealized holding losses are less than twelve months at date of measurement	Fair value	Gross unrealized losses
U.S. treasury securities	$76,977	$(252)

Total	$76,977	$(252)

As of December 31, 2025
All unrealized holding losses are less than twelve months at date of measurement	Fair value	Gross unrealized losses
U.S. treasury securities	$—	$—

Total	$—	$—

As of March 31, 2026, of the Company’s U.S. Treasury securities, $183.4 million had contractual maturities of less than one year and $208.6 million had contractual maturities of between one and three years. All such securities are classified as current assets in accordance with the Company’s short-term investment policy described in Note 2. As of March 31, 2026, there were no individual securities that were in a continuous unrealized loss position for more than twelve months, and the gross unrealized losses on the Company’s available-for-sale debt securities were considered immaterial. The Company does not intend to sell these securities and is not likely to be required to sell them before recovering their amortized cost basis. Based on the nature of the securities, the temporary nature of the unrealized losses, and their credit quality, the Company determined no credit loss impairment existed as of March 31, 2026 and December 31, 2025, and no allowance for credit losses was recorded.

4. Property and equipment, net

Property and equipment, net consisted of the following (in thousands):

	March 31, 2026	December 31, 2025
Computers and office equipment	$99	$90
Furniture and fixtures	47	40
Laboratory equipment	8,001	7,757
Construction in progress	17	28
Leasehold improvements	358	358

Total property and equipment	8,522	8,273
Less: accumulated depreciation and amortization	$(3,841)	(3,539)

Property and equipment, net	$4,681	$4,734

Depreciation and amortization expense related to property and equipment was $0.3 million and $0.2 million for the three months ended March 31, 2026 and 2025, respectively.

5. Balance sheet components

Accrued expenses and other current liabilities

Accrued expenses and other current liabilities consisted of the following (in thousands):

	March 31, 2026	December 31, 2025
Accrued compensation related expenses	$2,025	$2,877
Accrued professional fees and other expenses	1,869	920
Accrued research, development and manufacturing expenses	2,459	2,574

Total accrued expenses and other current liabilities	$6,353	$6,371

6. Collaboration and license option agreement

AbbVie collaboration and license option agreement

In May 2025, the Company entered into the Collaboration and License Option Agreement (the “AbbVie Agreement”) with the Puerto Rico branch of AbbVie Biotechnology Ltd (“AbbVie”). Pursuant to the terms of the AbbVie Agreement, the Company received an initial upfront payment of $335.0 million. The key terms and accounting conclusions for the AbbVie Agreement are included within Note 6 of the Company’s audited consolidated financial statements for the year ended December 31, 2025. No new collaboration agreements were executed and there were no material modifications to existing agreements during the quarter.

AbbVie revenue recognized

During the three months ended March 31, 2026, the Company recognized $2.1 million of collaboration revenue associated with the AbbVie Agreement based on performance of research and development services completed during the period. No collaboration revenue was recognized during the three months ended March 31, 2025, as the AbbVie Agreement was entered into and became effective in May 2025.

As of March 31, 2026 and December 31, 2025, the Company had short-term deferred revenue of $14.9 million and $16.6 million, respectively, and long-term deferred revenue of $314.5 million and $315.0 million, respectively, related to the AbbVie Agreement. As of March 31, 2026, $297.8 million of consideration allocated to license option material rights was included in long-term deferred revenue. The remaining long-term deferred research and development services revenue is expected to be recognized proportionally to the completed obligations over an expected remaining contractual term of approximately 2.6 years.

Amounts due to the Company that have not yet been received are recorded as accounts receivable and amounts received that have not yet been recognized as revenue are recorded as deferred revenue on the Company’s condensed consolidated balance sheets.

Costs incurred pursuant to the AbbVie Agreement are recorded as research and development expense.

7. Commitments and contingencies

Lease commitments

Refer to Note 7 of the Company’s audited consolidated financial statements for the year ended December 31, 2025 for details on the Company’s leased facilities.

The Company’s lease costs consisted of the following (in thousands):

	Three months ended March 31,
	2026	2025
Operating lease cost(1)	$627	$482
Variable lease cost	219	125

Total lease cost	$846	$607

(1)	Includes short-term lease costs of $0.1 million for both the three months ended March 31, 2026 and 2025, respectively, which is, related to leases with a term of less than one year, for which the Company elected to apply the practical expedient.

Supplemental information related to the Company’s leases was as follows (dollars in thousands):

	Three months ended March 31,
	2026	2025
Weighted-average remaining lease term	3.78 years	4.78 years
Weighted-average discount rate	8.15%	8.15%
Cash paid for operating lease liabilities	$563	$279

Maturities of operating lease liabilities under non-cancelable leases by fiscal year for the Company’s operating leases, as of March 31, 2026, were as follows (in thousands):

Year ending December 31,
2026 (9 Months)	$1,702
2027	2,140
2028	2,204
2029	2,270
Thereafter	190

Total future minimum lease payments	8,506
Less: imputed interest	(1,177)

Total lease liabilities balance	7,329
Less: lease liabilities, current portion	(1,712)

Lease liabilities, net of current portion	$5,617

Employee benefit plan

The Company maintains a defined-contribution plan under Section 401(k) of the Internal Revenue Code of 1986, as amended (“IRC”). The plan covers substantially all employees and allows participating employees to defer a portion of their earnings, up to the IRS annual contribution limit. The plan allows for a discretionary match in an amount up to 100% of each participant’s first 2% of compensation contributed plus 50% of each participant’s next 4% of compensation contributed. The Company’s total matching contributions were $0.2 million and $0.1 million for the three months ended March 31, 2026 and 2025, respectively.

Contingencies

From time to time, the Company may be subject to claims and litigation arising in the ordinary course of business. The Company is not a party to any material legal proceedings, nor is it aware of any material pending or threatened litigation.

8. Convertible preferred stock

Convertible preferred stock consisted of the following as of March 31, 2026 and December 31, 2025 (in thousands, except for share and per share data):

	Shares authorized	Shares issued and outstanding	Aggregate liquidation preference	Common stock issuable on conversion	Original issue price per share
Series A	31,315,236	31,315,236	$31,500	31,315,236	$1.0059
Series B	14,653,302	14,653,302	75,000	14,653,302	$5.1183
Series B-1	6,913,353	6,913,353	46,000	6,913,353	$6.6538
Series C	24,038,463	24,038,463	200,000	24,038,463	$8.3200

Total	76,920,354	76,920,354	$352,500	76,920,354

There were no changes during the three months ended March 31, 2026 to the rights, preferences, and privileges of the Company’s classes of convertible preferred stock as described in Note 8 of the Company’s audited consolidated financial statements for the year ended December 31, 2025.

9. Stockholders’ deficit

Common stock

As of March 31, 2026 and December 31, 2025, the Company had 110,000,000 and 102,000,000 shares, respectively, of its common stock authorized for issuance, $0.0001 par value per share, with 11,319,135 and 11,318,135 shares issued and outstanding, respectively. Common stock reserved for future issuance as of March 31, 2026 and December 31, 2025, consisted of the following:

	March 31, 2026	December 31, 2025
Convertible preferred stock outstanding	76,920,354	76,920,354
Stock options issued and outstanding	13,397,070	12,189,114
Shares available for grant under 2020 Plan	2,954,480	4,163,436

Total	93,271,904	93,272,904

10. Stock-based compensation

2020 Equity incentive plan

On July 24, 2020, the Board adopted, and the Company’s stockholders approved, the 2020 Equity Incentive Plan. The 2020 Equity Incentive Plan, as amended and restated (the “2020 Plan”), provides for the grant of incentive stock options, non-statutory stock options, stock appreciation rights, RSAs, restricted stock unit awards, and other forms of stock awards to employees, directors, and consultants of the Company.

As of March 31, 2026, the Company had 17,755,352 shares authorized and issuable.

As of March 31, 2026, the total number of shares of common stock available for issuance under the 2020 Plan was 2,954,480.

Stock options

The following is a summary of the Company’s stock option activity under its 2020 Plan:

	Shares	Weighted- average exercise price per share	Weighted- average remaining contractual life (years)	Aggregate intrinsic value (in thousands)
Outstanding as of December 31, 2025	12,189,114	$2.55	6.5	$34,924
Granted	2,885,261	$5.38
Exercised	(1,000)	$1.98
Forfeited/canceled	(1,676,305)	$5.14

Outstanding as of March 31, 2026	13,397,070	$2.84	6.9	$34,519

Vested and exercisable as of March 31, 2026	8,382,176	$1.42	5.5	$33,295
Vested and expected to vest at March 31, 2026	13,397,070	$2.84	6.9	$34,519

The weighted-average grant date fair value of options granted during the three months ended March 31, 2026 was $4.18. The total intrinsic value of options exercised during the three months ended March 31, 2026 was $0.0 million. As of March 31, 2026, the total unrecognized compensation expense related to unvested stock option awards was $19.0 million. The Company expects to recognize that cost over a weighted-average period of approximately 3.2 years.

Stock-based compensation

In determining the fair value of the employee and non-employee stock options, the Company uses the Black-Scholes option-pricing model. Estimating the fair value of stock option awards requires management to apply judgment and make estimates of certain assumptions. Refer to Note 10 of the Company’s audited consolidated financial statements for the year ended December 31, 2025, for details regarding the estimates and assumptions made.

The following key inputs were used in the Black-Scholes option pricing model on a weighted-average basis:

	Three months ended March 31,
	2026	2025
Fair value of common stock	$4.18	$4.55
Expected term	6.09 years	6.05 years
Expected volatility	92.61%	97.33%
Risk-free interest rate	4.01%	4.52%
Expected dividend yield	—%	—%

Stock-based compensation expense recorded in the condensed consolidated statements of operations and comprehensive loss was as follows (in thousands):

	Three months ended March 31,
	2026	2025
Research and development	89	209
General and administrative	748	1,521

Total stock-based compensation expense	$837	$1,730

11. Income taxes

The tax provision for interim periods is determined using an estimate of the Company’s effective tax rate for the full year adjusted for discrete items, if any, that are taken into account in the relevant period. Each quarter the Company updates its estimate of the annual effective tax rate, and if the estimated tax rate changes, the Company makes a cumulative adjustment. No provision for federal, state or foreign income taxes has been recorded for the three months ended March 31, 2026 and 2025. Refer to Note 11 of the Company’s audited consolidated financial statements for the year ended December 31, 2025, for additional details regarding the Company’s tax policies.

At March 31, 2026 and December 31, 2025, the Company had a full valuation allowance against its deferred tax assets, net of expected reversals of existing deferred tax liabilities, as it believes it is more likely than not that these benefits will not be realized.

12. Net loss per share

The following table summarizes the computation of basic and diluted net loss per share (in thousands, except share and per share amounts):

	Three months ended March 31,
	2026	2025

Numerator:
Net loss	$(22,667)	$(15,551)

Denominator:
Weighted-average common shares outstanding, basic and diluted	11,318,246	11,326,825

Net loss per share, basic and diluted	$(2.00)	$(1.37)

The following outstanding potentially dilutive common stock equivalents were excluded from the computation of diluted net loss per share for the periods presented because including them would have been antidilutive:

	Three months ended March 31,
	2026	2025
Convertible preferred stock	76,920,354	76,920,354
Common stock options	13,397,070	11,406,976

Total	90,317,424	88,327,330

13. Subsequent events

In connection with the preparation of the condensed consolidated financial statements as of March 31, 2026 and December 31, 2025 and for the three months ended March 31, 2026 and March 31, 2025, the Company has evaluated all events and transactions through June 22, 2026, the date on which these condensed consolidated financial statements were available to be issued, and concluded there were no subsequent events or transactions that required recognition or additional disclosure in the financial statements.

      Shares

Common stock

Preliminary prospectus

J.P. Morgan  Morgan Stanley  TD Cowen UBS Investment Bank  LifeSci Capital

    , 2026

Part II

Information not required in prospectus

Item 13. Other expenses of issuance and distribution.

The following table indicates the expenses to be incurred in connection with the offering described in this registration statement, other than underwriting discounts and commissions, all of which will be paid by us. All amounts are estimated except the U.S. Securities and Exchange Commission (SEC) registration fee, the Financial Industry Regulatory Authority, Inc. (FINRA) filing fee and the Nasdaq Global Market (Nasdaq) listing fee:

Amount paid or to be paid
SEC registration fee	$ *
FINRA filing fee	*
Nasdaq listing fee	*
Accountants’ fees and expenses	*
Legal fees and expenses	*
Blue sky fees and expenses	*
Transfer agent’s fees and expenses	*
Printing and engraving expenses	*
Miscellaneous expenses	*

Total	$ *

*	To be provided by amendment

Item 14. Indemnification of directors and officers.

As permitted by Sections 102 and 145 of the Delaware General Corporation Law, we have adopted provisions in our amended and restated certificate of incorporation and amended and restated bylaws that limit or eliminate the personal liability of our directors for a breach of their fiduciary duty of care as a director. The duty of care generally requires that, when acting on behalf of the corporation, directors exercise an informed business judgment based on all material information reasonably available to them. Consequently, a director will not be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except for liability for:

•	any breach of the director’s duty of loyalty to us or our stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	any act related to unlawful stock repurchases, redemptions or other distributions or payment of dividends; or any transaction from which the director derived an improper personal benefit.

These limitations of liability do not affect the availability of equitable remedies such as injunctive relief or rescission. Our amended and restated certificate of incorporation also authorizes us to indemnify our officers, directors and other agents to the fullest extent permitted under Delaware law.

As permitted by Section 145 of the Delaware General Corporation Law, our amended and restated bylaws provide that:

•	we may indemnify our directors, officers, employees and other agents to the fullest extent permitted by the Delaware General Corporation Law, subject to limited exceptions;

•

we may advance expenses to our directors, officers and employees in connection with a legal proceeding to the fullest extent permitted by the Delaware General Corporation Law, subject to limited exceptions; and

•	the rights provided in our bylaws are not exclusive.

Our amended and restated certificate of incorporation and our bylaws, as amended, provide for the indemnification provisions described above and elsewhere herein. We have entered or will enter into, and intend to continue to enter into, separate indemnification agreements with our directors and officers that may be broader than the specific indemnification provisions contained in the Delaware General Corporation Law. These indemnification agreements generally require us, among other things, to indemnify our officers and directors against certain liabilities that may arise by reason of their status or service as directors or officers, other than liabilities arising from willful misconduct. These indemnification agreements also generally require us to advance any expenses incurred by the directors or officers as a result of any proceeding against them as to which they could be indemnified. These indemnification provisions and the indemnification agreements may be sufficiently broad to permit indemnification of our officers and directors for liabilities, including reimbursement of expenses incurred, arising under the Securities Act of 1933, as amended (Securities Act).

We have purchased and currently intend to maintain insurance on behalf of each and every person who is one of our directors or officers, within the limits and subject to the terms and conditions thereof, against any loss arising from any claim asserted against him or her and incurred by him or her in any such capacity, subject to certain exclusions.

The form of underwriting agreement to be entered into in connection with this initial public offering provides for indemnification by the underwriters of us and our officers and directors who sign this registration statement for specified liabilities, including matters arising under the Securities Act.

Item 15. Recent sales of unregistered securities.

Set forth below is information regarding securities issued and option awards granted by us since January 1, 2023, that were not registered under the Securities Act. Also included is the consideration, if any, received by us, for such securities and options and information relating to the Securities Act, or rule of the SEC, under which exemption from registration was claimed.

(1)	In January 2023, pursuant to a Series B-1 Preferred Stock Purchase Agreement, we sold and issued an aggregate of 6,913,353 shares of Series B-1 convertible preferred stock to accredited investors at a purchase price of $6.65379 per share, for aggregate gross proceeds of $46.0 million.

(2)	In August 2023, pursuant to a Series C Preferred Stock Purchase Agreement, we sold and issued an aggregate of 24,038,463 shares of Series C convertible preferred stock to accredited investors at a purchase price of $8.32 per share, for aggregate gross proceeds of $200.0 million.

(3)	From January 2023 through the effective date of this registration statement, we granted under the 2020 Plan stock option awards to purchase an aggregate of shares of our common stock at a weighted- average exercise price of $ per share to certain of our employees, directors and consultants in connection with services provided to us by such persons. From January 2023 through the effective date of this registration statement, we have issued an aggregate of shares of our common stock upon exercise of stock option awards for an approximate aggregate consideration of $ million.

The offers, sales and issuances of the securities described in paragraphs (1) and (2) were deemed to be exempt from registration under the Securities Act in reliance on Section 4(a)(2) (or Regulation D promulgated thereunder). The recipients of securities in each of these transactions acquired the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the securities issued in these transactions. Each of the recipients of securities in these transactions was able to bear the investment’s economic risk and had access to the type of information normally provided in a prospectus for a registered securities offering.

The offers, sales and issuances of the securities described in paragraph (3) were deemed to be exempt from registration under the Securities Act in reliance on Rule 701 in that the transactions were under compensatory benefit plans and contracts relating to compensation as provided under Rule 701 or Section 4(a)(2). The recipients of such securities were our employees, directors or bona fide consultants and received the securities under the 2020 Plan.

Appropriate legends were affixed to the securities issued in these transactions. Each of the recipients of securities in these transactions had adequate access, through employment, business or other relationships, to information about us.

Item 16. Exhibits and financial statement schedules.

(a) Exhibits

Exhibit number	Exhibit description

1.1†	Form of Underwriting Agreement.

3.1**	Fourth Amended and Restated Certificate of Incorporation, as amended, as currently in effect.

3.2†	Form of Amended and Restated Certificate of Incorporation to be effective upon the closing of this offering.

3.3**	Bylaws, as currently in effect.

3.4†	Form of Amended and Restated Bylaws to be effective upon the closing of this offering.

4.1†	Form of Common Stock Certificate.

4.2^**	Third Amended and Restated Investors’ Rights Agreement, dated August 2, 2023, by and among the Registrant and certain of its stockholders.

5.1†	Opinion of Cooley LLP.

10.1+†	Form of Indemnification Agreement, by and between the Registrant and each of its directors and executive officers.

10.2+**	ADARx Pharmaceuticals, Inc. Amended and Restated 2020 Equity Incentive Plan.

10.3+**	Forms of Stock Option Grant Notice, Option Agreement and Notice of Exercise under the ADARx Pharmaceuticals, Inc. Amended and Restated 2020 Equity Incentive Plan.

10.4+†	ADARx Pharmaceuticals, Inc. 2026 Equity Incentive Plan.

10.5+†	Forms of Stock Option Grant Notice, Option Agreement and Notice of Exercise under the ADARx Pharmaceuticals, Inc. 2026 Equity Incentive Plan.

10.6+†	ADARx Pharmaceuticals, Inc. 2026 Employee Stock Purchase Plan.

10.7+†	Non-Employee Director Compensation Policy.

10.8+†	Executive Offer Letter, dated January 24, 2020, by and between the Registrant and Zhen Li, Ph.D.

10.9+†	Executive Offer Letter, dated November 20, 2022, by and between the Registrant and A. Robert MacLeod, Ph.D.

Exhibit number	Exhibit description

10.10+†	Executive Offer Letter, dated July 11, 2024, by and between the Registrant and Ajim Tamboli, CFA.

10.11+†	Separation Agreement and Release, dated December 12, 2025, by and between the Registrant and Ajim Tamboli, CFA.

10.12+†	Executive Offer Letter, dated February 19, 2026, by and between the Registrant and Ryan Fisk, M.B.A.

10.13+†	Executive Offer Letter, dated January 24, 2020, by and between the Registrant and Rui Zhu, Ph.D.

10.14+†	Board Member Agreement, dated November 24, 2025, by and between the Registrant and Mary Tagliaferri, M.D.

10.15^**	Lease Agreement, dated September 15, 2020, by and between the Registrant and ARE-SD REGION NO. 31, LLC, as amended by the First Amendment to Lease, dated March 28, 2024.

10.16#	Collaboration and License Option Agreement, dated May 9, 2025, by and between the Registrant and The Puerto Rico Branch of AbbVie Biotechnology Ltd.

10.17+†	Board Member Agreement, dated July 21, 2026, by and between the Registrant and Ying Huang, Ph.D.

21.1†	List of Subsidiaries of the Registrant.

23.1†	Consent of Independent Registered Public Accounting Firm.

23.2†	Consent of Cooley LLP. Reference is made to Exhibit 5.1.

24.1†	Power of Attorney (included on signature page).

107†	Filing Fee Table.

†	To be filed by amendment.

+	Indicates management contract or compensatory plan.

^	Certain schedules and exhibits to this exhibit have been omitted pursuant to Item 601(a)(5) of Regulation S-K. A copy of any omitted schedule and/or exhibit will be furnished to the SEC upon request.

#	Pursuant to Item 601(b)(10)(iv) of Regulation S-K promulgated by the SEC, portions of this exhibit (indicated by [***]) have been omitted because the registrant has determined that the information is both not material and is the type that the registrant treats as private or confidential. The registrant hereby agrees to furnish supplementally to the SEC, upon its request, an unredacted copy of this exhibit.

**	Previously filed.

(b) Financial statement schedules

No financial statement schedules are provided because the information called for is not required or is shown either in the financial statements or the notes thereto.

Item 17. Undertakings.

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(a)	For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(b)	For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Signatures

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of San Diego, California, on     , 2026.

ADARX PHARMACEUTICALS, INC.

By:
Zhen Li, Ph.D.
President and Chief Executive Officer

Signatures and power of attorney

KNOW ALL BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Zhen Li, Ph.D. and Ryan Fisk, M.B.A. and each of them, as his or her true and lawful attorneys-in-fact and agents, and each of them, with the full power of substitution, for him or her and in his or her name, place or stead, in any and all capacities, to sign any and all amendments to this registration statement (including post- effective amendments), and to sign any registration statement for the same offering covered by this registration statement that is to be effective upon filing pursuant to Rule 462(b) promulgated under the Securities Act, and all post-effective amendments thereto, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date

	President, Chief Executive Officer and Director	, 2026
Zhen Li, Ph.D.	(Principal Executive Officer)

	Chief Financial Officer	, 2026
Ryan Fisk, M.B.A.	(Principal Financial and Accounting Officer)

	Director	, 2026
Erez Chimovits, M.B.A.

	Director	, 2026
Ting Feng, Ph.D.

	Director	, 2026
Simeon George, M.D., M.B.A.

	Director	, 2026
Carl L. Gordon, Ph.D., CFA

Signature	Title	Date

	Director	, 2026
Ying Huang, Ph.D.

	Director	, 2026
Judith J. Li, M.B.A.

	Director	, 2026
Ricky Sun, Ph.D., M.B.A.

	Director	, 2026
Mary Tagliaferri, M.D.

	Director	, 2026
Chen Yu, M.D., M.B.A.